Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A.

Registration in the Securities Registry No. 306

Santiago, January 12, 2022

Mr. Joaquín Cortez Huerta

Chairman

Comisión para el Mercado Financiero

Av. Libertador Bernardo O´Higgins 1449

Santiago

Ref.:        Reports MATERIAL FACT

Dear Sir:

In accordance with the provisions set forth in Article 9 and the second paragraph of Article 10 of the Securities Market Law, and in General Rule No. 30, duly authorized, I hereby report the following MATERIAL FACT of LATAM Airlines Group S.A. (“LATAM” or the “Company”), registration in the Securities Registry No. 306:

As previously reported, the Company and certain of its direct and indirect subsidiaries (collectively with LATAM, the “Debtors”) are currently subject to a reorganization proceeding in the United States of America under Chapter 11 of Title 11 of the United States Code, before the United States Bankruptcy Court for the Southern District of New York (the “Chapter 11 Proceeding”).

As part of the Chapter 11 Proceeding and potential restructuring transactions thereunder of the Debtors and/or certain of their indebtedness, the Company entered into confidentiality agreements (collectively, the “NDAs”) with certain counterparties, pursuant to which the Company agreed to publicly disclose certain information, including material non-public information (the “Cleansing Materials”), upon the occurrence of certain events set forth in the NDAs. In satisfaction of its obligations under certain of such NDAs, the Company is furnishing the Cleansing Materials, as Exhibits 99.1 and 99.2 hereto.

Sincerely yours,

Roberto Alvo M.

CEO

LATAM Airlines Group S.A.

Att:

Exhibit 99.1 – Backstop Creditors’ Backstop Agreement.

Exhibit 99.2 – Backstop Shareholders’ Backstop Agreement.

Exhibit 99.1

Anexo 99.1 – Acuerdo de Soporte de los Acreedores Soportantes

Execution Version BACKSTOP COMMITMENT AGREEMENT AMONG LATAM AIRLINES GROUP S.A. AND THE OTHER DEBTORS PARTY HERETO AND THE BACKSTOP PARTIES PARTY HERETO Dated as of January 12 2022

TABLE OF CONTENTS

Page

ARTICLE I DEFINITIONS **3**

Section 1.1 Definitions 3

Section 1.2 Additional Defined Terms 22

Section 1.3 Construction 23

ARTICLE II BACKSTOP COMMITMENT **24**

Section 2.1 Offerings 24

Section 2.2 Backstop Commitment 26

Section 2.3 Backstop Party Default 26

Section 2.4 Backstop Escrow Account Funding 28

Section 2.5 Closing 30

Section 2.6 Designation and Assignment Rights 31

ARTICLE III BACKSTOP PAYMENT AND EXPENSE REIMBURSEMENT **33**

Section 3.1 Backstop Payment 33

Section 3.2 Payment of Backstop Payment 34

Section 3.3 Expense Reimbursement 35

Section 3.4 Tax Matters 36

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE DEBTORS **38**

Section 4.1 Organization and Qualification 38

Section 4.2 Corporate Power and Authority 38

Section 4.3 Execution and Delivery; Enforceability 39

Section 4.4 Authorized and Issued Share Capital 39

Section 4.5 Issuance 40

Section 4.6 No Conflict 40

Section 4.7 Consents and Approvals 41

Section 4.8 Arm's Length 41

Section 4.9 Financial Statements; Undisclosed Liabilities 42

Section 4.10 Company SEC Documents and Disclosure Statement 42

Section 4.11 Absence of Certain Changes 42

Section 4.12 No Violation; Compliance with Laws 42

Section 4.13 Proceedings 43

Section 4.14 Labor Relations 43

Section 4.15 Intellectual Property; Privacy 43

Section 4.16 Title to Real and Personal Property 43

Section 4.17 No Undisclosed Relationships 44

Section 4.18 Licenses and Permits 44

Section 4.19 Environmental 44

Section 4.20 Tax Matters 45

Section 4.21 Labor and Social Security Matters 45

Section 4.22 Internal Control Over Financial Reporting 46

Section 4.23 Disclosure Controls and Procedures 46

Section 4.24 No Unlawful Payments 46

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Section 4.25 Compliance with Money Laundering Laws 46
Section 4.26 Compliance with Sanctions Laws 46
Section 4.27 No Broker's Fees 47
Section 4.28 Certain Aircraft Matters 47
Section 4.29 Insurance 47
Section 4.30 Investment Company Act 47
Section 4.31 Exemption from Registration 47
Section 4.32 Alternative Transaction 47

ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE BACKSTOP PARTIES 48

Section 5.1 Incorporation 48
Section 5.2 Corporate Power and Authority 48
Section 5.3 Execution and Delivery 48
Section 5.4 No Conflict 48
Section 5.5 Consents and Approvals 49
Section 5.6 Purchasing Intent 49
Section 5.7 Sophistication; Investigation 49
Section 5.8 Sufficiency of Funds 50
Section 5.9 Proceedings 50
Section 5.10 Competition 50
Section 5.11 Additional Securities Laws Matters; Undertakings. 51
Section 5.12 BCA Claims 51

ARTICLE VI ADDITIONAL COVENANTS 52

Section 6.1 Approval of the Requisite Backstop Parties 52
Section 6.2 Orders; Plan and Disclosure Statement 52
Section 6.3 Covenants of the Company 53
Section 6.4 Antitrust Approval 54
Section 6.5 Access to Information 56
Section 6.6 Financial Information 57
Section 6.7 Alternative Transaction Proposals 58
Section 6.8 Commercially Reasonable Efforts 59
Section 6.9 New Board of Directors; Governance 59
Section 6.10 Corporate Incentive Plan; Management Protection Provisions and Short Term Incentive Plan 60
Section 6.11 Securities Registration; Registration Rights Agreement, Etc. 60
Section 6.12 Use of Proceeds 60

ARTICLE VII CONDITIONS TO THE OBLIGATIONS OF THE PARTIES 61

Section 7.1 Conditions to the Obligation of the Backstop Parties 61
Section 7.2 Waiver of Conditions to Obligation of Backstop Parties 66
Section 7.3 Conditions to the Obligation of the Company 66

ARTICLE VIII INDEMNIFICATION AND CONTRIBUTION 67

Section 8.1 Indemnification Obligations 67
Section 8.2 Indemnification Procedure 68
Section 8.3 Settlement of Indemnified Claims 69
Section 8.4 Contribution 69

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Section 8.5 Treatment of Indemnification Payments 70
Section 8.6 Survival 70

ARTICLE IX TERMINATION 70
Section 9.1 Termination Rights 70
Section 9.2 Effect of Termination 74

ARTICLE X GENERAL PROVISIONS 77
Section 10.1 Notices 77
Section 10.2 Assignment; Third Party Beneficiaries 78
Section 10.3 Prior Negotiations; Entire Agreement 78
Section 10.4 Governing Law; Venue 79
Section 10.5 Waiver of Jury Trial 79
Section 10.6 Counterparts 79
Section 10.7 Waivers and Amendments; Rights Cumulative 80
Section 10.8 Headings 81
Section 10.9 Specific Performance 81
Section 10.10 Damages 81
Section 10.11 No Reliance 82
Section 10.12 No Recourse 82
Section 10.13 Publicity 82
Section 10.14 Settlement Discussions 83
Section 10.15 More Favorable Terms 83
Section 10.16 Joint and Several. 83

SCHEDULES AND EXHIBITS

Schedule 1 Backstop Commitment Percentage
Schedule 2 Backstop Payment Parties
Schedule 3 Terms of Corporate Incentive Plan, Management Protection Provisions and Short Term Cash Incentive

Exhibit A Joinder Agreement- Backstop Parties
Exhibit B 30 Day Forward Net Booking Threshold

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BACKSTOP COMMITMENT AGREEMENT THIS BACKSTOP COMMITMENT AGREEMENT (including any Exhibits and Schedules hereto, this Agreement “), dated as of January 12 , 2022 is made by and among LATAM Airlines Group S . A . , a company organized under the laws of Chile (the Company ” or LATAM Parent “) and each of its direct and indirect debtor subsidiaries that have filed chapter 11 cases (the Chapter 11 Cases “) under Title 11 of the United States Code, 11 U . S . C . †† 101 - 1532 (as it may be amended from time to time, the Bankruptcy Code “) in the Bankruptcy Court (as defined below) (together with the Company, each a Debtor ” and, collectively, the Debtors “), on the one hand, and the Backstop Parties set forth on Schedule 1 hereto, as may be amended, supplemented or otherwise modified from time to time in accordance with this Agreement (each referred to herein, individually, as a Backstop Party ” and, collectively, as the Backstop Parties “), on the other hand . The Company, the other Debtors and each Backstop Party is referred to herein, individually, as a Party ” and, collectively, as the Parties . ” RECITALS WHEREAS, the Company, the other Debtors, the Backstop Parties, and certain shareholders of the Company have entered into a Restructuring Support Agreement, dated as of November 26 , 2021 (including the terms and conditions set forth in the Restructuring Term Sheet attached as Exhibit A to the Restructuring Support Agreement (the Restructuring Term Sheet “) and all other exhibits attached thereto, as it may be amended, restated, supplemented or otherwise modified from time to time in accordance with the terms thereof, the Restructuring Support Agreement “), which provides for the restructuring of the Debtors’ capital structure and financial obligations pursuant to a plan of reorganization of the Debtors implementing the terms and conditions of the Restructuring and requires that such plan of reorganization be consistent with the Restructuring Support Agreement ; WHEREAS, in accordance with the terms of the Restructuring Support Agreement, the Debtors shall seek entry by the Bankruptcy Court of the Backstop Order and the Disclosure Statement Order, and intend to seek confirmation of the Plan through entry of the Confirmation Order (each as defined below) ; WHEREAS, the negotiations between the Company and the other Debtors and their creditors in connection with the Chapter 11 Cases is enabling the Company to continue its air carrier business which, as a result of COVID - 19 and the consequent travel restrictions and reductions in demand, placed the Company in severe financial distress and caused a significant interruption of the Company’s normal business and operations ; therefore, the fulfillment of the steps set forth herein and the reciprocal obligations of the parties involved in this Agreement are essential for the continuation of the Company’s air carrier business ; WHEREAS, pursuant to the Restructuring Support Agreement, the Plan, the Disclosure Statement Order, the New Convertible Notes Preemptive Rights Offering Procedures (as defined below) and this Agreement, LATAM Parent shall conduct the New Convertible Notes Preemptive Rights Offering (as defined below) in which each Eligible Equity Holder (as defined below) will have the opportunity to purchase its pro rata share of various New Convertible Notes, including its pro rata share of $ 6 , 816 , 071 , 621 1 in principal amount of New Convertible Notes Class C (as defined below) which shall be issued pursuant to the Plan (the New Convertible Notes Class C Aggregate Principal Amount “) ; WHEREAS, pursuant to the terms of this Agreement, the Company will offer to the Backstop Parties New Convertible Notes Class C (as defined herein) in an aggregate principal amount equal to the Direct Allocation Amount (as defined herein) (the Direct Allocation Securities “) ; WHEREAS, pursuant to the Restructuring Support Agreement, the Plan, the Disclosure Statement Order, the Backstop Order and this Agreement, the Company will offer the GUC New Convertible Notes Class C Distribution (as defined herein) pursuant to which Eligible LATAM GUC Holders (as defined below) shall have the opportunity to subscribe for and purchase New Convertible Notes Class C at par in a principal amount equal to their respective Pro Rata portions of the GUC New Convertible Notes Class C Distribution Amount (the GUC New Convertible Notes Class C Distribution Securities “) ; WHEREAS, subject to the terms and conditions contained in this Agreement and the Restructuring Support Agreement, each Backstop Party has agreed to purchase, at par, on a several and not joint basis, its Backstop Commitment Percentage of the Unsubscribed New Convertible Notes Class C (as defined below) up to the New Convertible Notes Class C Backstop Commitment ; WHEREAS, the Restructuring Support Agreement, the Plan, the Disclosure Statement Order and this Agreement, contemplate an ERO (as defined below) of ERO New Common Stock to be offered for subscription and purchase to Eligible Equity Holders on the terms and conditions to be set forth in the ERO Procedures (as defined below) ; WHEREAS, subject to the terms and conditions contained in this Agreement and the Restructuring Support Agreement, each Backstop Party has agreed to purchase, on a several and not joint basis, its Backstop Commitment Percentage of the Unsubscribed ERO New Common Stock at the ERO New Common Stock Purchase Price (as defined below) up to the ERO New Common Stock Backstop Commitment (as defined below) ; and WHEREAS, pursuant to the Backstop Commitment, the Backstop Parties, have, in the aggregate, committed to make cash investments of up to $ 3 , 669 , 160 , 305 . 88 (the Aggregate Backstop Party Cash Commitment “) . NOW, THEREFORE, in consideration of the mutual promises, agreements, representations, warranties and covenants contained herein, each of the Debtors, on the one hand, 1 Above number (as well as numbers indicated in the Restructuring Support Agreement or herein as subject to change such as the conversion ratios for the New Convertible Notes) subject to revision in connection with the Company’s ongoing claims reconciliation process and in connection with any changes to Plan Equity Value or other assumptions indicated in RSA or herein ; final numbers are subject to mutual agreement of Requisite Backstop Parties and the Company . 2 and the Backstop Parties, on the other hand, hereby agree (in the case of the Backstop Parties, on a several and not joint basis) as follows: ARTICLE I D E F I N ITIO NS Section 1 . 1 Definitions . Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Restructuring Support Agreement . Except as otherwise expressly provided in this Agreement, or unless the context otherwise requires, whenever used in this Agreement (including any Exhibits and Schedules hereto), the following terms shall have the respective meanings specified therefor below : Ad Hoc Group ” means the ad hoc group of holders of LATAM General Unsecured Claims represented by Kramer Levin, Evercore, Coeymans Edwards Poblete & Dittborn and Bofill Silva Escobar Abogados . Affiliate ” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person as of the date on which, or at any time during the period for which the determination of affiliation is being made (including any Affiliated Funds of such Person) ; provided , that solely for purposes of this Agreement, no Backstop Party shall be deemed an Affiliate of the Company or any of the other Debtors as a result of this Agreement or transactions contemplated hereby . For purposes of this definition, the term control” (including the correlative meanings of the terms controlled by” and under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person (whether through the ownership of voting securities, by contract, or otherwise) . Affiliated Fund ” means, with respect to any Person, (a) any investment funds, managed accounts or other entities who are advised by such Person or the same investment advisor or manager or by investment advisors which are Affiliates of such Person or (b) any investment advisor with respect to an investment fund, managed account or entity it advises . Aggregate Offering Amount ” means the sum of the following : (a) an amount equal to the Direct Allocation Amount, 52 . 037 % of which shall consist of Allowed LATAM General Unsecured Claims and 47 . 963 % of which shall consist of cash ; plus (b) an amount equal to the GUC New Convertible Notes Class C Distribution Amount, 52 . 037 % of which shall consist of Allowed LATAM General Unsecured Claims and 47 . 963 % of which shall consist of cash ; plus ; (c) an amount equal to the aggregate amount the Backstop Parties are required to pay pursuant to the ERO New Common Stock Backstop Commitment pursuant to the terms hereof, 100 % of which shall be in cash . 2 2 Numbers subject to change based on Company’s ongoing claims reconciliation process; final numbers subject to mutual agreement by Company and Requisite Backstop Parties. 3

4 AHG Advisors ” means Kramer Levin, Evercore, Coeymans Edwards Poblete & Dittborn, Bofill Silva Escobar Abogados, and Kekst and Company Incorporated DBA Kekst CNC . Allowed ” means, with reference to any LATAM General Unsecured Claim, or any portion thereof, (x) that (i) has been listed by the Debtors in the Schedules as liquidated in an amount greater than $ 0 and/or not disputed, contingent or undetermined, and with respect to which no contrary proof of claim has been filed, (ii) has been specifically allowed under the Plan, (iii) the amount or existence of which has been determined or allowed by a Final Order or (iv) as to which a proof of claim has been timely filed before the applicable bar date established in the Plan in a liquidated, non - contingent amount that is not disputed or as to which no objection has been timely interposed in accordance with the Plan or any other period of limitation fixed by the Bankruptcy Code, the Bankruptcy Rules (as defined in the Plan) or the Bankruptcy Court, (y) as to which the Company and the holder of such LATAM General Unsecured Claim have reached an agreement as to its allowance as of the date the Restructuring Support Agreement was signed or (z) as of any date prior to the Convertible Note Class A/Class C Record Date, if a BCA Claim has not been Allowed (as defined in the absence of this clause (z)) or Disallowed (as defined in the Plan) as of such date, then, solely for purposes of this Agreement as of such date (including compliance with Section 2 . 6 (b)(ii) of this Agreement), such BCA Claim shall be treated as being Allowed in an amount equal to the Assumed Amount” reflected on Schedule 1 hereto . Allowed Amount ” means when used in respect of an Allowed LATAM General Unsecured Claim, the amount in which such Allowed LATAM General Unsecured Claim is Allowed . Alternative Transaction ” has the meaning set forth in the Restructuring Support Agreement, as of the date of this Agreement . Antitrust Approvals ” means any notification, authorization, approval, consent, filing, application, non - objection, expiration or termination of applicable waiting period (including any extension thereof), exemption, determination of lack of jurisdiction, waiver, variance, filing, permission, qualification, registration or notification required or, if agreed between the Company and the Requisite Backstop Parties (in each case, acting reasonably) advisable, under any Antitrust Laws . Antitrust Authorities ” means any Governmental Entity having jurisdiction pursuant to the Antitrust Laws, including the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, and the attorneys general of the several states of the United States, and Antitrust Authority” means any of them . Antitrust Laws ” means any Law governing agreements in restraint of trade, monopolization, merger or pre - merger notification, the lessening of competition through merger or acquisition or anti - competitive conduct, including the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act and Chilean Law Decree No . 211 of 1973 . Available Securities ” means the Backstop Securities, Direct Allocation Securities and/or any GUC New Convertible Notes Class C Distribution Securities (for the avoidance of doubt, without duplication) that any Backstop Party fails to purchase as a result of a Backstop Party Default by such Backstop Party. Backstop Commitment Percentage ” means, with respect to each Backstop Party, the percentage 3 set forth opposite such Backstop Party’s name under the column titled Backstop Commitment Percentage ” on Schedule 1 (as it may be amended, supplemented or otherwise modified from time to time in accordance with this Agreement) . Schedule 1 shall be redacted in any public filings with the SEC, the Bankruptcy Court or otherwise and shall be updated from time to time in accordance with its terms and/or to reflect the addition of additional Backstop Parties that become party hereto in accordance with this Agreement as well as the Transfer of Backstop Commitments among existing Backstop Parties in accordance with Section 2 . 6 (b) . Backstop Order ” means an Order entered by the Bankruptcy Court acceptable to the Requisite Backstop Parties approving the BCA Approval Motion and the Debtor’s entry into, and performance under this Agreement, including approval of all payments, reimbursements and allocations embodied herein, and including without limitation, the Expense Reimbursement, Backstop Payment, and Termination Payment . Backstop Party Default ” means (i) the failure by any Backstop Party to deliver and pay the aggregate Purchase Price (as defined below) for such Backstop Party’s Backstop Commitment Percentage of Backstop Securities by the Escrow Funding Date in accordance with Section 2 . 4 (c) , or (ii) any material breach of the Restructuring Support Agreement or this Agreement or any New Convertible Notes Documentation in effect prior to the Effective Date by any Backstop Party (or its Affiliates that are also Backstop Parties), which material breach has a material adverse effect on the Restructuring Transactions or on the ability of such Backstop Party to deliver and pay the aggregate Purchase Price for such Backstop Party’s Backstop Commitment Percentage of Backstop Securities by the Escrow Funding Date in accordance with Section 2 . 4 (c) . Backstop Payment Parties ” means those parties set forth in Schedule 2 hereto . Backstop Securities ” means the Unsubscribed Securities subscribed and purchased by the Backstop Parties pursuant to the terms hereof. Backstop Shareholders ” has the meaning set forth in the Restructuring Support Agreement. Backstop Shareholders Backstop Agreement ” means the agreement between the Backstop Shareholders and the Debtors reflecting the terms on which the Backstop Shareholders will backstop the offering of New Convertible Notes Class B and $ 400 million of the ERO, in form and substance reasonably acceptable to the Requisite Backstop Parties and the Company . 3 Numbers subject to change based on Company’s ongoing claims reconciliation process; final numbers subject to mutual agreement by Company and Requisite Backstop Parties. 5

6 Bankruptcy Court ” means the United States Bankruptcy Court in which the Chapter 11 Cases are being jointly administered or another United States Bankruptcy Court with jurisdiction over the Chapter 11 Cases . Base Business Plan ” means LATAM Parent’s business plan, as approved by LATAM Parent’s applicable governing bodies and filed on a Form 6 - K on September 9 , 2021 , as well as the additional detail provided to the AHG Advisors via the business plan model dated June 4 , 2021 , containing certain five - year financial and operating forecasts of the Company and related information . BCA Approval Motion ” means the motion to be filed by the Debtors in form and substance acceptable to the Requisite Backstop Parties seeking approval of this Agreement and entry of the Backstop Order . BCA Claims ” the LATAM General Unsecured Claims held by the Backstop Parties in the Allowed Amounts set forth on Schedule 1 hereto next to each Backstop Party’s name . Board ” means the board of directors of the Company. Brazilian Local Reorganization Proceeding ” means a judicial reorganization ( recuperação judicial ) or an extrajudicial reorganization ( recuperação extrajudicial ), in each case, before a Brazilian civil court, pursuant to Federal Law No . 11 , 101 , dated February 9 , 2005 , as amended and regulated with respect to any of the direct or indirect Brazilian Subsidiaries of the Company . Business Day ” means any day, other than a Saturday, Sunday, or other day on which commercial banks are authorized to close under the Laws of, or are in fact closed in, the Borough of Manhattan, City of New York or in Santiago, Chile . Business Plan ” means the Base Business Plan, as may be amended, supplemented or otherwise modified from time to time with the consent of the Requisite Backstop Parties . Bylaws ” means the amended and restated bylaws of the Company as of the Closing Date, which shall be in form and substance acceptable to the Requisite Backstop Parties . Bylaws Amendment ” means the amendments to the Bylaws of LATAM Parent contemplated by the Restructuring Support Agreement, this Agreement and the Plan, in form and substance acceptable to the Requisite Backstop Parties . Chilean Local Reorganization Proceeding ” means a Procedimiento de Reorganización Judicial de la Empresa Deudora or a proceeding seeking an Acuerdo de Reorganización Simplificado , in either case, before a Chilean civil court, pursuant to the Chilean Insolvency and Reorganization Law No . 20 , 720 ( Ley de Insolvencia y Reemprendimiento ) with respect to any of LATAM Airlines Group S . A . Lan Cargo S . A . , Fast Air Almacenes de Carga S . A . , Latam Travel Chile II S . A . , Lan Cargo Inversiones S . A . , Holdco Colombia I SpA, Holdco Colombia II SpA, Transporte Aéreo S . A . , Inversiones Lan S . A . , Lan Pax Group S . A . , Technical Training LATAM S . A . and Holdco Ecuador S . A .

7 Claim ” has the meaning set forth in the Restructuring Term Sheet. CMF ” means the Comisión para el Mercado Financiero , a Chilean regulatory authority tasked with overseeing the Chilean financial markets . Company Disclosure Schedule ” means the disclosure schedules delivered by the Company to the Backstop Parties on the date of this Agreement . Company SEC Documents ” means all of the reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) filed with the SEC by the Company prior to the date hereof . Competitor Party ” has the meaning set forth in the Restructuring Support Agreement. Confirmation Order ” means an Order of the Bankruptcy Court confirming the Plan pursuant to Section 1129 of the Bankruptcy Code in form and substance acceptable to the Requisite Backstop Parties . Contract ” means any agreement, contract or instrument, including any loan, note, bond, mortgage, indenture, guarantee, deed of trust, license, franchise, commitment, lease, franchise agreement, letter of intent, memorandum of understanding or other obligation, and any amendments thereto, whether written or oral . Convertible Note Class A/Class C Record Date ” shall have the meaning given to such term in the Plan Corporate Incentive Plan ” means the incentive plan on terms consistent with Schedule 3 hereto and otherwise in form and substance acceptable to the Requisite Backstop Parties . Cover Purchaser ” means each Person (excluding any Debtors or any of their Subsidiaries or any Competitor Party) acquiring Available Securities pursuant to a Cover Transaction which Person may not be a Competitor Party . Cover Transaction ” means a transaction in which a Person who is not a Backstop Party, Competitor Party or a Debtor (or a Subsidiary of any Debtor) funds all or a portion of the Deficiency Amount (as defined below) by purchasing remaining Available Securities (and any related Claims held by a Defaulting Backstop Party that are necessary to pay the applicable Purchase Price) for such Available Securities in accordance with Section 2 . 3 (e) . COVID - 19 ” means both the viral pneumonia named coronavirus disease 2019 (COVID - 19 ) by the World Health Organization and the virus named Severe Acute Respiratory Syndrome Coronavirus 2 (SARS - CoV - 2 ) by the International Committee on Taxonomy of Viruses and any mutations thereof . Current DIP Credit Agreement ” means the DIP Credit Agreement (as defined in the Restructuring Term Sheet) as in effect as of the date hereof .

Current DIP Facility ” means the credit facility provided under the Current DIP Credit Agreement as in effect as of the date hereof . Defaulting Backstop Party ” means, at any time, in respect of a Backstop Party Default that is continuing at such time, the applicable defaulting Backstop Party . Deficiency Amount ” means the difference between (x) the Aggregate Offering Amount, minus (y) the aggregate amount of proceeds of the GUC New Convertible Notes Class C Distribution and Backstop Commitment on deposit in the Offering Escrow Accounts, calculated as of the first ( 1 st) Business Day following the expiration of the Backstop Party Replacement Period (after giving effect to a Backstop Party Replacement) . Designated Board Matters ” means each and all of the following matters (i) issuance of the Plan Securities ; (ii) pricing of the ERO New Common Stock ; (iii) the Registration and Listing Terms and the Registration Rights Agreement ; (iv) the DIP Facility Documents (other than documents pertaining the Current DIP Facility) ; and (v) the terms and conditions of the Exit Financing . DIP Claim ” means any claim, to the extent not previously paid during the course of the Chapter 11 Cases, against any Debtor arising from or related to any Financing Order or any other DIP Facility Document . DIP Facility ” means the Current DIP Facility or any other debtor - in - possession credit facility or similar arrangement entered into by any Debtor in connection with the Chapter 11 Cases . DIP Facility Documents ” means all related agreements, documents, and instruments delivered or executed in connection with any DIP Facility . Direct Allocation ” means the allocation and sale by LATAM Parent of the Direct Allocation Securities to the Backstop Parties in accordance with the terms and conditions of this Agreement and the Restructuring Support Agreement . Direct Allocation Amount ” means $ 3 , 408 , 035 , 810 in principal amount of New Convertible Notes Class C, which represents 50 % of the New Convertible Notes Class C Aggregate Principal Amount ; provided that if the aggregate amount of New Convertible Notes Class C subscribed and purchased by Eligible Equity Holders in the New Convertible Notes Preemptive Rights Offering exceeds $ 3 , 408 , 035 , 810 (i . e . 50 % of the New Convertible Notes Class C Aggregate Principal Amount), then the Direct Allocation Amount shall be reduced by the amount of such excess . 4 Disclosure Statement ” means the Company’s disclosure statement, including any exhibits, appendices, related documents, ballots, and procedures related to the solicitation of votes to accept or reject the Plan, in each case, as amended, supplemented, or otherwise modified from 4 Numbers subject to change based on Company’s ongoing claims reconciliation process ; final numbers subject to mutual agreement by Company and Requisite Backstop Parties . 8

9 time to time in accordance with the terms hereof, that is consistent with the Restructuring Support Agreement. Disclosure Statement Order ” means an Order of the Bankruptcy Court in form and substance reasonably acceptable to the Requisite Backstop Parties and consistent with the Restructuring Support Agreement and this Agreement (a) approving the Disclosure Statement ; (b) establishing a voting record date for the Plan ; (c) approving solicitation packages and procedures for the distribution thereof ; (d) approving the forms of ballots ; (e) establishing procedures for voting on the Plan ; (f) establishing procedures for the GUC New Convertible Notes Class C Distribution and (g) establishing notice and objection procedures for the confirmation of the Plan . Distribution Record Date ” shall have the meaning given to such term in the Plan ; provided that the Plan shall provide that the Distribution Record Date shall be on or after the Convertible Note Class A/Class C Record Date (as defined in the Plan) . Effective Date ” means the date of substantial consummation of the Plan, which shall be the first ( 1 st) Business Day upon which all conditions precedent to the effectiveness of the Plan, are satisfied or waived with the consent of the Requisite Backstop Parties in accordance with the Plan . Eligible Equity Holders ” means all holders of Equity Interests registered on the shareholders’ registry of LATAM Parent as of midnight on the applicable record date established in accordance with the Plan who will be entitled to exercise preemptive rights under applicable Laws with respect to the ERO New Common Stock and the New Convertible Notes during the ERO Preemptive Rights Offering Period and the New Convertible Notes Preemptive Rights Offering Period, respectively . Eligible LATAM GUC Holder ” means a LATAM GUC Holder that is not an Ineligible Holder, including, for the avoidance of doubt, the Backstop Parties to the extent applicable . End Date ” means October 31 , 2022 ; provided that the End Date may be extended pursuant to Section 7 . 1 (u) hereof to no later than November 30 , 2022 . Environmental Laws ” means all Laws relating to the protection of the environment, of natural resources (including wetlands, wildlife, aquatic and terrestrial species and vegetation) or of human health and safety as it relates to exposure to Materials of Environmental Concern, or to the management, use, transportation, treatment, storage, disposal or arrangement for disposal of Materials of Environmental Concern . Equity Interests ” means, collectively, the shares (or any class thereof), common stock, preferred stock, limited liability company interests, units, and any other equity, ownership, or profits interests of any Person, and options, warrants, rights, or other securities or agreements to acquire or subscribe for, or which are convertible into the shares (or any class thereof) of, common stock, preferred stock, limited liability company interests, units, or other equity, ownership, or profits interests of any Person (in each case whether or not arising under or in connection with any employment agreement) .

ERO ” means the eight hundred million ( $ 800 , 000 , 000 ) dollar ERO Rights Offering by LATAM Parent as described in Exhibit E to the Restructuring Support Agreement (i) first, to Eligible Equity Holders during the ERO Preemptive Rights Offering Period and (ii) thereafter to any Eligible Equity Holders that participated in the ERO Preemptive Rights Offering Period in accordance with the ERO Procedures, in each case consistent with this Agreement and with the offering price for the ERO New Common Stock set at the ERO New Common Stock Purchase Price . ERO Expiration Time ” means the time and the date on which the ERO expires in accordance with the ERO Procedures . ERO New Common Stock ” means the common stock of Reorganized LATAM Parent to be delivered by Reorganized LATAM Parent on the Effective Date pursuant to the ERO constituting approximately 12 . 1717 % of the Reorganized LATAM Parent Stock (including the Existing Common Stock and the New Shares, assuming the conversion of all New Convertible Notes) . ERO New Common Stock Purchase Price ” means, in the case of ERO New Common Stock subscribed and purchased by Eligible Equity Holders in the ERO or by Backstop Parties in satisfaction of their ERO New Common Stock Backstop Commitment, a Purchase Price representing a 13 . 73% 5 discount to LATAM Parent’s Plan Equity Value ; provided , however , that to the extent the Plan Equity Value is amended or otherwise changed, the ERO New Common Stock Purchase Price with respect to the ERO will be correspondingly amended to maintain the same proportion of common stock of Reorganized LATAM Parent , including the Existing Common Stock and the New Shares (assuming conversion of all New Convertible Notes) (i . e . approximately 12 . 1717% ) as the foregoing ERO New Common Stock Purchase Price ; provided further , that the Aggregate Purchase Price for all ERO New Common Stock sold in the ERO shall be eight hundred million ( $ 800 , 000 , 000 ) dollars ; provided further , that the maximum Aggregate Purchase Price that the Backstop Parties shall be required to pay pursuant to their ERO New Common Stock Backstop Commitment shall not exceed four hundred million ( $ 400 , 000 , 000 ) dollars . ERO Participants ” means those Eligible Equity Holders who duly subscribe for ERO New Common Stock in accordance with the ERO Procedures or pursuant to the Backstop Shareholders Backstop Agreement . ERO Preemptive Rights Offering Period ” has the meaning given to such term in the Restructuring Term Sheet . ERO Procedures ” means the offering procedures governing the ERO, including during the ERO Preemptive Rights Offering Period, attached as an exhibit to the Plan Supplement 5 Subject to revision . Discount based on illustrative assumption reflecting mid - point of potential range of $ 13 , 000 million - $ 15 , 000 million of total enterprise valuation ; final percentage subject to mutual agreement of the Requisite Backstop Parties and the Company . 10

11 and in form and substance reasonably acceptable to the Company and the Requisite Backstop Parties. Evercore ” means Evercore Group L.L.C., as financial adviser to the Ad Hoc Group. Exchange Act ” means the Securities Exchange Act of 1934 , as amended, and the rules and regulations of the SEC thereunder . Excluded Taxes ” means, with respect to any recipient of a payment under this Agreement, (a) Taxes imposed on or measured by net income, franchise Taxes, and branch profits Taxes, in each case, imposed as a result of such recipient being organized under the laws of or having its principal office in the jurisdiction imposing such Tax, and (b) Taxes imposed as a result of a present or former connection between such recipient and the jurisdiction imposing such Tax (other than a connection arising solely from (i) such recipient or any Affiliate thereof having negotiated, executed, delivered, become a party to or performed its obligations under this Agreement or (ii) such recipient or any Affiliate thereof owning any Claims or executing its rights with respect to any such Claims) . Exit Financing ” means, collectively, the (i) approximately $ 2 . 250 billion in notes or term loans ; (ii) an approximately $ 500 million revolving credit facility, (iii) the refinancing, amendment, amendment and restatement, extension or other modification (other than an increase in size) of the Company’s existing $ 600 million revolving credit facility and (iv) the approximately $ 273 million Spare Engine Facility (as defined in the Restructuring Support Agreement), in each case on material terms, including economic terms, acceptable (and otherwise on terms reasonably acceptable) to the Requisite Backstop Parties . Final Order ” means an order or judgment of the Bankruptcy Court or other court of competent jurisdiction with respect to the subject matter, as entered on the docket in any Chapter 11 Case or the docket of any court of competent jurisdiction, that has not been reversed, stayed, modified or amended, and as to which the time to appeal, or seek certiorari or move, under Bankruptcy Rule 9023 or Rule 59 of the Federal Rules of Civil Procedure, for a new trial, reargument, or rehearing has expired and no appeal or petition for certiorari or other proceedings for a new trial, reargument, or rehearing has been timely taken, or as to which any appeal that has been taken or any petition for certiorari that has been or may be timely filed has been withdrawn or resolved by the highest court to which the order or judgment was appealed or from which certiorari was sought or the new trial, reargument, or rehearing shall have been denied, resulted in no stay pending appeal or modification of such order or has otherwise been dismissed with prejudice ; provided , however , that the possibility that a motion under Rule 60 of the Federal Rules of Civil Procedure or any analogous rule under the Bankruptcy Rules, may be filed with respect to such order shall not preclude such order from being a Final Order . Financing Order ” means any order of the Bankruptcy Court approving any DIP Facility. General Offering Escrow Account ” means the escrow account located in Chile and established pursuant to this Agreement pursuant to which (i) the New Convertible Notes Class

12 C Unsecured Creditors are required to fund the cash portion of the Purchase Price for the GUC New Convertible Notes Class C Distribution Securities subscribed and purchased in the GUC New Convertible Notes Class C Distribution, (ii) the ERO Participants are required to fund the Purchase Price for the ERO New Common Stock subscribed and purchased by them in the ERO and (iii) the New Convertible Notes Preemptive Rights Offering Participants are required to fund the Purchase Price for the New Convertible Notes Class A, New Convertible Notes Class B and the New Convertible Notes Class C subscribed and purchased by them in the New Convertible Notes Preemptive Rights Offering ; provided that separate sub - accounts shall be set up for each of the sources of funds described in the preceding clauses (i) - (iii) and for the proceeds of each class of New Convertible Notes described in clause (iii) . General Unsecured Claim ” means any Claim against any Debtor that is not otherwise paid in full during the Chapter 11 Cases pursuant to an order of the Bankruptcy Court and that is not an Administrative Expense Claim, Priority Tax Claim, Other Priority Claim, Other Secured Claim, DIP Claims, RCF Claim, Spare Engine Facility Claim, LATAM 2024 Bond Claim, LATAM 2026 Bond Claim, Pre - Delivery Payment Facility Claim or Litigation Claim (each, as defined or otherwise used in the Restructuring Support Agreement) . Government Approvals ” means any notification, authorization, approval, consent, filing, application, non - objection, expiration or termination of applicable waiting period (including any extension thereof), exemption, determination of lack of jurisdiction, waiver, variance, filing, permission, qualification, registration or notification required under any applicable Laws, including Antitrust Approvals and Securities Law Approvals . Governmental Entity ” means any U . S . or non - U . S . (including Chile, Brazil, Colombia, Ecuador, Cayman Islands and Peru) federal, state, municipal, local, judicial, administrative, legislative or regulatory or competition, antitrust or foreign investment authority, agency, department, commission, regulator court, or tribunal of competent jurisdiction (or any such multinational entity) or any quasi - governmental or private body exercising any administrative, executive, judicial, legislative, police, regulatory, taxing, importing or other governmental or quasi - governmental authority (including any branch, department or official thereof) . GUC New Convertible Notes Class C Distribution ” means the allocation by LATAM Parent of the GUC New Convertible Notes Class C Distribution Securities to the Eligible LATAM GUC Holders in accordance with the terms and conditions of this Agreement, the Plan, the Disclosure Statement Order and Restructuring Support Agreement . GUC New Convertible Notes Class C Distribution Amount ” means New Convertible Notes Class C in a principal amount equal to the New Convertible Notes Class C Aggregate Principal Amount less (i) the aggregate amount of New Convertible Notes Class C subscribed and purchased by Eligible Equity Holders in the New Convertible Notes Preemptive Rights Offering in accordance with Plan and (ii) the Direct Allocation Amount . GUC New Convertible Notes Class C Distribution Securities ” shall have the meaning given to it in the recitals to this Agreement .

13 Holder ” means a Person who is the record holder of a Claim as of the Distribution Record Date or an authorized agent of such Person . HSR Act ” means the Hart - Scott - Rodino Antitrust Improvements Act of 1976, as amended. HSR Filing ” means the filing of the Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement with the Antitrust Division of the United States Department of Justice and the United States Federal Trade Commission . Ineligible Holder ” shall have the meaning given to such term in the Plan . Intellectual Property ” means all intellectual or industrial property or proprietary rights of any kind or description arising or enforceable under the Laws of the U . S . , any other country, jurisdiction, or treaty regime, including any : (i) trademarks, service marks, service names, trade dress, domain names, social media handles or account identifiers, corporate and trade names, icons, logos and all other indicia of source or origin, together with all associated goodwill, (ii) patents, inventions, invention disclosures, technology, know - how, formulae, patterns, compilations, programs, techniques, processes and methods, (iii) copyrights and copyrighted works, (including Software, works of authorship, moral rights, derivative works, databases and compilations, online, advertising and promotional materials, mobile and social media content and documentation), (iv) trade secrets and confidential or proprietary information or content, and (v) all registrations, applications, renewals, re - issues, continuations, continuations - in - part, divisions, extensions, re - examinations and foreign counterparts of any of the foregoing . JPL Proceedings ” has the meaning set forth in the Restructuring Support Agreement. Knowledge of the Company ” means the actual knowledge of the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer or General Counsel of the Company after such reasonable inquiry or investigation as such individuals would normally conduct in the ordinary course of their business . Kramer Levin ” means Kramer Levin Naftalis & Frankel LLP, as legal counsel to the Ad Hoc Group . LATAM General Unsecured Claim ” means a General Unsecured Claim against LATAM Parent . LATAM GUC Holders ” means Holders of Allowed General Unsecured Claims against LATAM Parent . Law ” means any federal, state, local, or U . S . and non - U . S . law (including common law), statute, code, ordinance, rule, regulation, order, ruling, judgment, treaty, or convention in each case, that is validly adopted, promulgated, issued, or entered by a Governmental Entity of competent jurisdiction (including the Bankruptcy Court) .

14 Lien ” means any lien, adverse claim, charge, option, right of first refusal, servitude, security interest, mortgage, pledge, deed of trust, easement, encumbrance, restriction on transfer, conditional sale or other title retention agreement, defect in title or other restrictions of a similar kind . Material Adverse Effect ” means a material adverse effect on, and/or one or more events, changes, developments or circumstances that, taken alone or together, result in, or would reasonably be expected to result in, a material adverse effect with respect to (a) the business, operations, properties, assets, financial condition or prospects of the Debtors taken as a whole ; or (b) the ability of LATAM Parent or the other Debtors to perform their obligations under (or to implement the transactions contemplated by) the Plan, Restructuring Support Agreement, this Agreement or any other material agreement (in the case of this clause (b), that is not reasonably capable of timely being avoided, reversed, rescinded or overturned), and except, in each case, to the extent arising from or attributable to the following : (i) the filing of the Chapter 11 Cases, including the filing of the Plan and the other documents contemplated thereby, or any action required by the Plan that is made in compliance with the Bankruptcy Code ; (ii) any change after the date hereof in global, national or regional political conditions (including hostilities, acts of war, sabotage, terrorism, military actions, protests, riots or other civil unrest, or any escalation or material worsening of such matters existing or underway as of the date of this Agreement) or in the general business, market, financial, legal, tax or economic conditions affecting the industries, regions, countries and markets in which the Debtors operate, including in any change in U . S . or applicable foreign economies or securities, currencies or financial markets, changes in commodity prices including fuel prices and oil prices, force majeure events, acts of God,” ; (iii) any epidemic, pandemic, or disease outbreak, including but not limited to COVID - 19 and any evolutions thereof ; (iv) changes after the date hereof in applicable Law or IFRS in the U . S . or Chile ; or (v) natural disasters or declarations of national emergencies in the U . S . or Chile ; provided that the exceptions in clauses (ii) - (v) shall not apply to the extent such described change, event, development or circumstance has a disproportionately adverse effect on the Debtors, taken as a whole, as compared to other companies in the industries, regions and markets in which the Debtors and their subsidiaries operate . Materials of Environmental Concern ” means (i) any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products, polychlorinated biphenyls, urea - formaldehyde insulation, asbestos, per - and polyfluoroalkyl substances, pollutants, contaminants, radioactive materials, and (ii) any other substances that are regulated as hazardous or toxic pursuant to or could give rise to liability under any Environmental Law . New Convertible Notes ” means, collectively, the New Convertible Notes Class A, New Convertible Notes Class B and New Convertible Notes Class C . New Convertible Notes Class A ” has the meaning set forth in the Restructuring Term Sheet and shall be convertible into common stock of Reorganized LATAM Parent constituting a percentage of Reorganized LATAM Parent Stock (including the Existing Common Stock and the New Shares (assuming the conversion of all New Convertible Notes)) equal to 12 . 7237 % multiplied by the quotient of (a) the total Allowed Amount of General Unsecured Claims against LATAM Parent that are not BCA Claims to (b) the total Allowed Amount of all

General Unsecured Claims against LATAM Parent, in each case as of the Convertible Note Class A/Class C Record Date . New Convertible Notes Class B ” has the meaning set forth in the Restructuring Term Sheet, and shall be convertible into common stock of Reorganized LATAM Parent constituting a percentage of the Reorganized LATAM Parent Stock (including the Existing Common Stock and the New Shares (assuming the conversion of all New Convertible Notes)) equal to 20 . 8872 % of the Reorganized LATAM Parent Stock provided that the principal amount offered of the New Convertible Notes Class B is equal to $ 1 , 372 , 839 , 694 . 12 . New Convertible Notes Class C ” means convertible notes in an aggregate principal amount equal to the New Convertible Notes Class C Aggregate Principal Amount issued by LATAM Parent pursuant to the Plan that have terms and conditions (and be issued pursuant to documentation) consistent with the Restructuring Support Agreement and reasonably acceptable to the Requisite Backstop Parties, which shall be convertible into common stock of Reorganized LATAM Parent constituting a percentage of the Reorganized LATAM Parent Stock (including the Existing Common Stock and New Shares (assuming the conversion of all New Convertible Notes)) equal to the sum of (i) 54 . 1175 % plus (ii) 12 . 7237 % multiplied by the quotient of (a) the total Allowed Amount of BCA Claims to (b) the total Allowed Amount of all General Unsecured Claims against LATAM Parent, in each case as of the Convertible Note Class A/Class C Record Date ; provided that the New Convertible Notes Class C Backstop Commitment Amount (as that term is defined in the New Convertible Notes Class C Term Sheet attached as Exhibit D to the Restructuring Support Agreement) shall be $ 3 , 269 , 160 , 305 . 88 of new money contribution . New Convertible Notes Class C Purchase Price ” means, in the case of each $ 1 , 000 in principal amount of New Convertible Notes Class C subscribed and purchased by an individual Eligible LATAM GUC Holder or individual Backstop Party in the GUC New Convertible Notes Class C Distribution or in satisfaction of its New Convertible Notes Class C Backstop Commitment, a Purchase Price comprised of : (i) $ 479 . 63 of cash payable in U . S . dollars and (ii) Allowed General Unsecured Claims against LATAM Parent with an Allowed Amount of $520.37. 6 New Convertible Notes Class C Subscription Expiration Time ” means the later of (i) the time and date on which all elections in the GUC New Convertible Notes Class C Distribution must be completed in accordance with the Disclosure Statement Order and the Plan and (ii) the time and date on which the New Convertible Notes Preemptive Rights Offering expires in accordance with the New Convertible Notes Preemptive Rights Offering Procedures . New Convertible Notes Class C Unsecured Creditors ” has the meaning set forth in the Restructuring Support Agreement . New Convertible Notes Preemptive Rights Offering ” means the offering by LATAM Parent to Eligible Equity Holders of New Convertible Notes (in the case of the New Convertible Notes Class C, in a principal amount equal to the New Convertible Notes Class C 6 Numbers subject to change based on Company’s ongoing claims reconciliation process; final numbers subject to mutual agreement by Company and Requisite Backstop Parties. 15

16 Aggregate Principal Amount) during the New Convertible Notes Preemptive Rights Offering Period pursuant to the terms of the Restructuring Support Agreement, the Plan, the Disclosure Statement Order, the New Convertible Notes Preemptive Rights Offering Procedures (defined below) and this Agreement . New Convertible Notes Preemptive Rights Offering Participants ” means those Eligible Equity Holders who duly subscribe for New Convertible Notes in accordance with the New Convertible Notes Preemptive Rights Offering Procedures . New Convertible Notes Preemptive Rights Offering Period ” shall have the meaning given to such term in the Restructuring Term Sheet . New Convertible Notes Preemptive Rights Offering Procedures ” means the offering procedures governing the New Convertible Notes Preemptive Rights Offering, attached as an exhibit to the Plan Supplement and in form and substance reasonably acceptable to the Company and the Requisite Backstop Parties . New Convertible Notes Documentation ” means any applicable bond issuance agreements, together with the respective prospectus (to the extent a prospectus is prepared) and any other definitive documentation regarding the issuance of the New Convertible Notes and any other documents as may be required to be filed with the CMF for purposes of the registration of the New Convertible Notes, in each case, as may be amended, supplemented or modified from time to time at the direction of the CMF ; each in form and substance reasonably acceptable to the Debtors and the Requisite Backstop Parties ; provided that the bond issuance agreements shall be in form and substance acceptable to the Debtors and the Requisite Backstop Parties . New Shares ” means the ordinary shares to be delivered by the Company (i) on the Effective Date in accordance with the Plan and the Reorganized LATAM Parent Corporate Documents (including pursuant to the offerings or the other transactions contemplated by this Agreement) and (ii) upon conversion of New Convertible Notes . Offering Escrow Accounts ” means, collectively, the Backstop Escrow Account and the General Offering Escrow Accounts . Offering Expiration Time ” means the later of (i) the ERO Expiration Time, and (ii) the New Convertible Notes Class C Subscription Expiration Time. Offerings ” means the Direct Allocation, the GUC New Convertible Notes Class C Distribution, the ERO, and the New Convertible Notes Preemptive Rights Offering, as applicable, conducted in the manner contemplated by this Agreement, the Disclosure Statement Order, the Restructuring Support Agreement, the New Convertible Notes Preemptive Rights Offering Procedures and the ERO Procedures, as applicable . Order ” means any judgment, order, award, injunction, writ, permit, license or decree of any Governmental Entity or arbitrator . Original Backstop Party ” means a Backstop Party that is party to this Agreement as of the date hereof .

17 Outside Date ” means September 30 , 2022 , provided , however, that (i) to the extent the hearing for the approval of the Disclosure Statement is adjourned by the Bankruptcy Court (other than as a result of a request by the Debtors), the Outside Date shall be extended by the number of days after January 27 , 2022 that such hearing is held (up to a maximum extension of 14 days under this clause (i)) and (ii) the Outside Date may be extended in accordance with Sections 2 . 3 and 9 . 1 (b)(i) and Section 7 . 1 (u) hereof ; provided that the Outside Date may be further waived or extended by the Requisite Backstop Parties in their sole discretion, provided , further , that no Backstop Party’s Backstop Commitment may be extended beyond the End Date without prior written consent of such Backstop Party . Owned Real Property ” means all real property and interests in real property owned, in whole or in part, directly or indirectly by the Company and its Subsidiaries, together with all buildings, structures, fixtures and improvements now or subsequently located thereon, and all easements, rights of way, reservations, privileges, appurtenances and other estates and rights pertaining thereto . Permitted DIP Refinancing ” means a full refinancing of at least tranches A and C of the Current DIP Facility (and which may include an extension or amendment of the Current DIP Facility) conducted pursuant to a bona fide marketing process . Permitted Liens ” means (i) Liens for Taxes, assessments, and other governmental levies, fees or charges that (A) are not delinquent as of the Closing Date or (B) are being contested in good faith by appropriate proceedings and for which adequate reserves have been made with respect thereto ; (ii) zoning, building codes and other land use Laws regulating the use or occupancy of any real property or the activities conducted thereon that are imposed by any Governmental Entity having jurisdiction over such real property ; (iii) easements, covenants, conditions, encroachments, restrictions and other similar matters affecting title to any real property and other title defects that would be disclosed by a survey, are of public record or would not reasonably be expected to materially impair the use or occupancy of such real property or the operation of the Debtors’ business ; (iv) mortgages on Owned Real Property or a lessor’s interest in real property subject to Real Property Leases or leasehold mortgage on any Real Property Lease, (v) Liens that, pursuant to the Plan and the Confirmation Order, will be discharged and released on the Effective Date ; (vi) solely with respect to the Company’s personal property and real property, landlords’, sublandlords’, operators’, vendors’, carriers’, warehousemen’s, repairmen’s, mechanics’, workmen’s, materialmen’s, construction liens and any other similar Liens for labor, materials or supplies or statutory landlord’s liens, each of which is in respect of obligations that have not been outstanding more than ninety (90) days (so long as no action has been taken to file or enforce such Liens within such ninety (90) day period) or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been made with respect thereto, (vii) the interests of any airport authority, landlord, sublandlord, licensor or other similar party under lease, sublease, license or use agreement, (viii) any leases, licenses, concessions and other similar agreements pursuant to which third parties have been granted a right to occupy or use such property, (ix) from and after the occurrence of the Effective Date, Liens granted in connection with the Exit Financing and (x) Liens which do not impair, other than in an immaterial respect, the ability of the Debtors (taken as a whole) to operate in the ordinary course of business .

Person ” means an individual, firm, corporation (including any non - profit corporation), partnership, limited liability company, joint venture, association, trust, Governmental Entity or other entity or organization . Petition Date ” means May 26 , 2020 (or such subsequent date, as applicable, for Debtors other than LATAM Parent and the other Debtors that filed on May 26 , 2020 ) . Plan ” means the plan of reorganization of the Debtors, as amended, supplemented or otherwise revised, in form and substance acceptable to the Requisite Backstop Parties and consistent with the Restructuring Support Agreement and this Agreement . Plan Equity Value ” means $7,611,073,306. 7 Plan Securities ” has the meaning given to such term in the Restructuring Term Sheet. Plan Supplement ” means the compilation of documents and forms of documents, schedules, and exhibits to the Plan, filed with the Bankruptcy Court, each of which shall be in form and substance materially consistent with the Plan, the Restructuring Support Agreement, and otherwise reasonably acceptable (or, where provided in this Agreement or the Restructuring Support Agreement, acceptable) to the Company and the Requisite Backstop Parties (or such other consents as specifically provided herein or in the Restructuring Support Agreement), as may be amended, modified, or supplemented from time to time . Post - Effective Date Business ” means the businesses, assets and properties of the Company and its Subsidiaries, taken as a whole, as of the Effective Date after giving effect to the transactions contemplated by the Plan . Privacy and Security Laws ” means all applicable Laws concerning the privacy and/or security of personal data or personally identifiable information, and all regulations promulgated thereunder, including but not limited to Chile’s Personal Data Protection Law (PDPL), the General Data Protection Regulation (GDPR) and the California Consumer Privacy Act (CCPA) . Pro Rata ” means, with respect to any Allowed LATAM General Unsecured Claim, the proportion of such Allowed LATAM General Unsecured Claim (in U . S . dollars or U . S . Dollar Equivalent) bears to the aggregate (in U . S . dollars or U . S . Dollar Equivalents) of all Allowed LATAM General Unsecured Claims, in each case that are Allowed as of the Convertible Note Class A/Class C Record Date . Purchase Price ” means : (a) when used in respect of New Convertible Notes Class C subscribed and purchased in the GUC New Convertible Notes Class C Distribution or in satisfaction of the New Convertible Notes Class C Backstop Commitment, the New Convertible Notes Class C Purchase Price ; (b) when used in respect of ERO New Common Stock subscribed and purchased by Eligible Equity Holders in the ERO or by Backstop Parties in satisfaction of 7 Subject to revision. Illustrative assumption reflecting mid - point of potential range of $13,000 million - $15,000 million of total enterprise valuation. 18

19 their ERO New Common Stock Backstop Commitment, the ERO New Common Stock Purchase Price ; and (c) when used in respect of New Convertible Notes Class C subscribed and purchased by Eligible Equity Holders in the New Convertible Notes Preemptive Rights Offering, cash in an amount equal to the principal amount of such New Convertible Notes Class C . Real Property Leases ” means those leases, subleases, licenses, concessions and other agreements, as amended, supplemented, restated or otherwise modified pursuant to which the Company or any of its Subsidiaries holds a leasehold or subleasehold estate in, or is granted the right to use or occupy, any land, buildings, structures, improvements, fixtures or other interest in real property used in the Company’s or its Subsidiaries’ business . Registration and Listing Terms ” means a written document in form and substance that is agreed upon by both the Requisite Backstop Parties and the Company which shall contain certain material terms relating to the registration and listing of the Plan Securities in Chile and the United States (including, in the case of the United States, in the form of American Depository Shares (ADSs”) through a sponsored ADS program), among other things, including the following : (a) customary registration rights with respect to the New Shares (and any related ADSs), including re - sale shelf registration rights, demand registration rights and piggy - back registration rights, (b) agreement regarding the terms of an ADS program in the United States and the rights of the ADS holders and (c) a determination regarding whether the New Shares will be listed on one or more of the Santiago Stock Exchange, the NYSE/NASDAQ or other applicable national securities market” and Chile . Related Party ” means, with respect to any Person, (i) any former, current or future director, officer, agent, Affiliate, employee, general or limited partner, controlling persons, member, manager or shareholder of such Person and (ii) any former, current or future director, officer, agent, Affiliate, employee, general or limited partner, controlling persons, member, manager or shareholder of any of the foregoing . Reorganized Debtors ” means the Debtors from and after the Effective Date . Reorganized LATAM Parent ” means LATAM Airlines Group S . A . , or any successor thereto, by merger, consolidation, or otherwise, on or after the Effective Date . Reorganized LATAM Parent Corporate Documents ” means the organizational and governance documents of Reorganized LATAM Parent, including, its bylaws, in form and substance reasonably acceptable (or, in the case of the Bylaws Amendment, acceptable) to the Requisite Backstop Parties . For the avoidance of doubt, the Reorganized LATAM Parent Corporate Documents shall not include any shareholders’ agreements or other arrangements among shareholders to which none of the Company or any of its Subsidiaries is a party . Representatives ” means, with respect to any Person, such Person’s directors, officers, members, partners, managers, employees, agents, investment bankers, attorneys, accountants, advisors and other representatives . Requisite Backstop Parties ” means, collectively, Backstop Parties (excluding any Defaulting Backstop Parties) holding at least 50 . 01 % of the aggregate Backstop Commitment

20 Percentages of the Backstop Parties (excluding in both the numerator and the denominator any Defaulting Backstop Parties). Restructuring ” means the transactions contemplated by, and consistent with the terms of, the Plan, Restructuring Support Agreement and this Agreement . Restructuring Documents ” has the meaning set forth in the Restructuring Support Agreement . Restructuring Transactions ” has the meaning set forth in the Restructuring Support Agreement . SEC ” means the U . S . Securities and Exchange Commission . Securities Act ” means the Securities Act of 1933 , as amended . Securities Law Approvals ” means any notification, authorization, approval, consent, non - objection, waiver, filing, permission, qualification, registration or notification required under any Securities Laws . Securities Laws ” means any Law governing the issuance and registration of securities, including the Chilean Law No . 18 , 045 , as amended, Chilean Law No . 18 , 046 , as amended, and the Securities Act of 1933 . Shareholders’ Agreement ” has the meaning given to the term Shareholder’s Agreement” in the Restructuring Support Agreement . Software ” means all computer software programs, application and code, including system software, application software (including mobile apps), software provided by the Company or any of its Subsidiaries for access or use in a hosted” or SaaS” basis, scripts, routines, screens, user interfaces, report formats, all software implementations of algorithms, models and methodologies, whether in object code or source code . Subscription Agent ” means (i) in respect of the New Convertible Notes, Depósito Central de Valores S . A . , Depósito de Valores ; and (ii) in respect of the New Shares, DCV Registros S . A . , who shall serve as the subscription and /or solicitation agent, as applicable, for the ERO, the New Convertible Notes Preemptive Rights Offering, the GUC New Convertible Notes Class C Distribution, and the Direct Allocation . Subsidiary ” means, with respect to any Person, any corporation, partnership, joint venture or other legal entity as to which such Person (either alone or through or together with any other subsidiary), (i) owns, directly or indirectly, more than fifty percent ( 50% ) of the stock or other equity interests, or (ii) has the power to elect a majority of the board of directors or similar governing body . Superior Transaction ” means an Alternative Transaction with respect to which the Board reasonably determines in good faith on the advice of legal counsel that the Debtors’

21 fiduciary obligations under applicable Law require the Debtors to terminate this Agreement to pursue such Alternative Transaction. Taxes ” means all taxes, assessments, duties, real estate, contributions, levies or other mandatory governmental charges paid to a Governmental Entity, including all federal, state, local, foreign and other income, franchise, profits, gross receipts, capital gains, share capital, transfer, property, sales, use, value - added, occupation, recording, excise, severance, windfall profits, stamp, documentary, payroll, social security, withholding and other taxes, assessments, duties, levies or other mandatory governmental charges of any kind whatsoever paid to a Governmental Entity (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), deficiency assessments, additions to tax, penalties and interest thereon and shall include any liability for such amounts as a result of being a member of a combined, consolidated, unitary or affiliated group . Transaction Taxes ” means any value added Tax or equivalent Taxes and any stamp or similar Taxes in connection with any transactions or payments contemplated by this Agreement (including for the avoidance of doubt in connection with any Mitigation Measures) . Transfer ” means to sell, transfer, assign, pledge, hypothecate, participate, donate or otherwise encumber or dispose of . Unsubscribed ERO New Common Stock ” means any ERO New Common Stock that is not duly subscribed by Eligible Equity Holders in the ERO in accordance with the ERO Procedures and the Plan or by the Backstop Shareholders pursuant to the Backstop Shareholders Backstop Agreement and the Plan . Unsubscribed New Convertible Notes Class C ” means the GUC New Convertible Notes Class C Distribution Securities that have not been duly subscribed by Participating Holders of LATAM General Unsecured Claims in the GUC New Convertible Notes Class C Distribution prior to the New Convertible Notes Class C Subscription Expiration Time and the Direct Allocation Securities . Unsubscribed Securities ” means any Unsubscribed New Convertible Notes Class C and Unsubscribed ERO New Common Stock . U . S . Dollar Equivalent ” means the amount of U . S . dollars obtained by converting any Claim not in U . S . dollars into U . S . dollars at the opening rate for the purchase of U . S . dollars as published in by Bloomberg News (or, if Bloomberg News did not publish the rate or if such information is no longer available, such sources as may be selected in good faith by the Debtors and reasonably acceptable to the Requisite Backstop Parties) on one of the following dates, as applicable : (i) with respect to an Allowed amount of a Claim or a Pro rata share of Allowed Claims, the Petition Date ; or (ii) with respect to a distribution on or after the Effective Date, one day before the date of such distribution . Willful or Intentional Breach ” means a breach of this Agreement that is a consequence of an act undertaken by (or an omission by) the breaching Party with the knowledge (actual or constructive) that the taking of such act (or that such omission) would, or would reasonably be expected to, cause a breach of this Agreement .

Section 1.2 Additional Defined Terms. In addition to the terms defined in Section 1.1, additional defined terms used herein shall have the respective meanings assigned thereto in the Sections indicated in the table below.

Defined Term	**Section**
Additional Amount	Section 3.4(b)
Aggregate Backstop Party Cash Commitment	Recitals
Aggregate ERO New Common Stock Purchase Price	Section 2.4(a)
Aggregate New Convertible Notes Class C Purchase Price	Section 2.4(a)
Aggregate Purchase Price	Section 2.4(a)
Agreement	Preamble
Alternative Transaction Proposal	Section 6.7(a)
Backstop Commitment	Section 2.2(b)
Backstop Escrow Account	Section 2.4(a)
Backstop Party	Preamble
Backstop Party Replacement	Section 2.3(a)
Backstop Party Replacement Period	Section 2.3(a)
Backstop Payment	Section 3.1(a)
Balance	Section 2.4(c)
Bankruptcy Code	Preamble
Cash Flow Statement and Notes	Section 6.6(a)
Chapter 11 Cases	Preamble
Closing	Section 2.5(a)
Closing Date	Section 2.5(a)
Commitment	Section 2.6(b)
Company	Preamble
Cover Transaction Period	Section 2.3(e)
COVID Suspension Period	Section 7.1(u)
Debtor	Preamble
Deposit	Section 2.4(c)
Direct Allocation Securities	Recitals
Electing Shareholder	Section 6.9
ERO New Common Stock Backstop Commitment	Section 2.2(b)
Escrow Agent	Section 2.4(c)
Escrow Agreement	Section 2.4(c)
Escrow Funding Date	Section 2.4(c)
Evercore Completion Fee	Section 3.3
Exercise of Fiduciary Obligation	Section 6.7(b)
Expense Reimbursement	Section 3.3
Forward Net Booking Condition	Section 7.1(e)
Filing Party	Section 6.4(b)
Financial Reports	Section 6.6(a)
Financial Statements	Section 4.9(a)
Funding Notice	Section 2.4(b)
General Backstop Payment	Section 3.1(a)
GUC New Convertible Notes Class C Distribution	Recitals
IFRS	Section 4.9(a)

22

Defined Term	**Section**
Indemnified Claim	Section 8.2
Indemnified Person	Section 8.1
Indemnifying Party	Section 8.1
Joint Filing Party	Section 6.4(c)
LATAM GUC Holder Subscription Rights	Section 2.1(a)
LATAM Parent	Preamble
Losses	Section 8.1
Mitigation Measures	Section 3.4(c)
Modification	Section 10.7
Money Laundering Laws	Section 4.25
New Convertible Notes Class C Aggregate Principal Amount	Recitals
New Convertible Notes Class C Backstop Commitment	Section 2.2(a)
Notice of Determination of Adverse Tax Consequences	Section 3.4(c)
Offering Notice	Section 2.4(a)
Participant	Section 2.6(e)
Participating Claims	Section 5.12(a)
Party	Preamble
Payment Amount	Section 2.4(c)
Payment Party Backstop Payment	Section 3.1(a)
Pre-Closing Period	Section 6.3(a)
Proceedings	Section 4.13
Register	Section 2.6(d)
Registration Rights Agreement	Section 6.11(b)
Reimbursable AHG Professionals	Section 3.3
Reimbursable Expenses	Section 3.3
Related Purchaser	Section 2.6(a)
Replacing Backstop Parties	Section 2.3(a)
Restructuring Support Agreement	Recitals
Restructuring Term Sheet	Recitals
Sanctioned Person	Section 4.26
Sanctions	Section 4.26
Statement of Changes in Equity	Section 6.6(a)
Statement of Comprehensive Income	Section 6.6(a)
Statement of Financial Position	Section 6.6(a)
Tax Returns	Section 4.20(a)
Termination Payment	Section 9.2(b)
Transaction Agreements	Section 4.2(a)
Ultimate Purchaser	Section 2.6(b)
Uninsured Liabilities	Section 4.29
Unwind	Section 2.4(c)

Section 1.3 Construction. In this Agreement: (a) unless the context otherwise requires, references to Articles, Sections, Exhibits and Schedules are references to the articles and sections or subsections of, and the exhibits and schedules attached to, this Agreement; (b) the descriptive headings of the Articles and Sections of this Agreement are inserted for convenience

23

24 only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement ; (c) references in this Agreement to writing” or comparable expressions include a reference to a written document transmitted by means of electronic mail in portable document format ( . pdf), facsimile transmission or comparable means of communication ; (d) words expressed in the singular number shall include the plural and vice versa ; words expressed in the masculine shall include the feminine and neuter gender and vice versa ; (e) the words hereof”, herein”, hereto” and hereunder”, and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole, including all Exhibits and Schedules attached to this Agreement, and not to any provision of this Agreement ; (f) the term this Agreement” and references to any other agreement shall be construed as a reference to this Agreement or such other agreement as the same may have been, or may from time to time be, amended, modified, varied, novated or supplemented in accordance with its terms and, as applicable, the terms of this Agreement, the Restructuring Support Agreement and the Plan ; (g) include”, includes” and including” are deemed to be followed by without limitation” whether or not they are in fact followed by such words ; (h) references to day” or days” are to calendar days ; (i) references to the date hereof” means as of the date of this Agreement ; (j) unless otherwise specified, references to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder in effect on the date of this Agreement ; and (k) references to dollars ” or $ ” are to United States of America dollars . In the event of an inconsistency between the Restructuring Support Agreement and this Agreement with respect to consents and approvals, the Restructuring Support Agreement shall control ; provided that the foregoing shall not limit any additional consent, approval or consultation rights granted in this Agreement or the Plan . ARTICLE II BACKSTOP COMMITMENT Section 2.1 Offerings . (a) Allocation of Securities . (i) New Convertible Notes Preemptive Rights Offering to Eligible Equity Holders . On and subject to the terms and conditions hereof and subject to the registration of the Plan Securities in the Registro de Valores of the CMF, the Company shall conduct the New Convertible Notes Preemptive Rights Offering in a manner substantially consistent with the Restructuring Support Agreement, the Plan the New Convertible Notes Preemptive Rights Offering Procedures and this Agreement . (ii) Allocation of Direct Allocation Amount to Backstop Parties . On and subject to the terms and conditions hereof and subject to the registration of the Plan Securities in the Registro de Valores of the CMF, the Backstop Parties shall be offered the Direct Allocation Securities, in an aggregate principal amount equal to the Direct Allocation Amount, based on the respective Backstop Commitment Percentages of such Backstop Parties .

25 (iii) Allocation of GUC New Convertible Notes Class C Distribution Amount . On and subject to the terms and conditions hereof and subject to the registration of the Plan Securities in the Registro de Valores of the CMF, the Company shall conduct the GUC New Convertible Notes Class C Distribution in a manner consistent with the Plan, the Restructuring Support Agreement, the Disclosure Statement Order, and this Agreement . The GUC New Convertible Notes Class C Distribution Securities, in an aggregate principal amount equal to the GUC New Convertible Notes Class C Distribution Amount, shall be offered to Eligible LATAM GUC Holders in the GUC New Convertible Notes Class C Distribution, allocated among the Eligible LATAM GUC Holders based on their pro rata share (the rights to acquire such pro rata share of the GUC New Convertible Notes Class C Distribution Securities afforded to the Eligible LATAM GUC Holders, the LATAM GUC Holder Subscription Rights “) . For the avoidance of doubt, in no event will (A) any Backstop Party or LATAM GUC Holder have oversubscription rights or privileges, (B) LATAM GUC Holder Subscription Rights offered in the GUC New Convertible Notes Class C Distribution be detachable from the Claims with which they are associated, or (C) any Backstop Party who elects to exercise LATAM GUC Holder Subscription Rights be required to fund any portion of the Purchase Price payable by it pursuant to any such exercise until the Escrow Funding Date . In the case of BCA Claims listed below the name of a Backstop Party on Schedule 1 hereto for which such Backstop Party is not the record holder, the exercise by the record holder of a BCA Claim of LATAM GUC Holder Subscription Rights in respect of such BCA Claim shall be deemed to be an exercise by such Backstop Party of such LATAM GUC Holder Subscription Rights for purposes of this Agreement, including for purposes of clause (C) of the prior sentence and Sections 2 . 2 (a)(ii) , 2 . 3 (d) and 2 . 4 (a) hereof, provided , however, that the record holder and such Backstop Party shall each notify the Company in writing that such exercise is subject to this Agreement substantially concurrently with such exercise . (iv) ERO . On and subject to the terms and conditions hereof and subject to the registration of the Plan Securities in the Registro de Valores ” of the CMF, the Company shall conduct the ERO in a manner consistent with the Restructuring Support Agreement, the Plan, the ERO Procedures and this Agreement . (b) If requested by the Requisite Backstop Parties, from time to time prior to the expiration of the ERO Preemptive Rights Offering Period or the New Convertible Notes Preemptive Rights Offering Period, the Company shall notify, or instruct the Subscription Agent to notify, as promptly as practicable and in any event, within three (3) Business Days after such request, the AHG Advisors of the aggregate number or amount of securities known by the Company or the Subscription Agent to have been subscribed for pursuant to the applicable Offering as of the most recent practicable time before such request . (c) The GUC New Convertible Notes Class C Distribution Securities offered in the GUC New Convertible Notes Class C Distribution and the ERO New Common Stock offered in the ERO will be (i) registered in Chile with the CMF and (ii) issued and sold in reliance on the exemption from registration under the Securities Act provided by Section 4 (a)(2) of the Securities Act or Regulation S promulgated under the Securities Act or another available exemption, and the Plan and the Disclosure Statement shall each include a statement to such effect . The Unsubscribed Securities subscribed and purchased by the applicable Backstop Parties pursuant to this Agreement

26 will be (i) registered in Chile with the CMF and (ii) the offer and sale thereof will be made in reliance on the exemption from registration provided by Section 4 (a)(2) of the Securities Act or Regulation S promulgated under the Securities Act or another available exemption from registration, as applicable, and the Plan and the Disclosure Statement shall each include a statement to such effect . Section 2.2 Backstop Commitment . (a) New Convertible Notes Class C Backstop Commitment . On and subject to the terms and conditions hereof, including entry of the Backstop Order and the Confirmation Order, each Backstop Party agrees, severally and not jointly, to subscribe and purchase, and the Company shall deliver to such Backstop Party, on the Closing Date in consideration of the New Convertible Notes Class C Purchase Price, an amount of New Convertible Notes Class C equal to (i) such Backstop Party’s Backstop Commitment Percentage of the sum of (x) the Unsubscribed New Convertible Notes Class C and (y) the total amount of New Convertible Notes Class C subscribed for by all Backstop Parties with BCA Claims and associated cash in the GUC New Convertible Notes Class C Distribution, less (ii) the New Convertible Notes Class C subscribed for by such Backstop Party with BCA Claims and associated cash in the GUC New Convertible Notes Class C Distribution (the New Convertible Notes Class C Backstop Commitment “) . (b) ERO New Common Stock Backstop Commitment . On and subject to the terms and conditions hereof, including entry of the Backstop Order and the Confirmation Order, each Backstop Party agrees, severally and not jointly, to subscribe and purchase, and the Company shall deliver to such Backstop Party, on the Closing Date in consideration of its portion of the aggregate ERO New Common Stock Purchase Price, the amount of Unsubscribed ERO New Common Stock equal to such Backstop Party’s Backstop Commitment Percentage of the aggregate Unsubscribed ERO New Common Stock, in accordance with the ERO Procedures and the Plan (such obligation to purchase the Unsubscribed ERO New Common Stock, the ERO New Common Stock Backstop Commitment “, and together with the New Convertible Notes Class C Backstop Commitment, the Backstop Commitment “) . Section 2.3 Backstop Party Default . (a) Upon the occurrence of a Backstop Party Default, the Backstop Parties (other than any Defaulting Backstop Party) shall have the right, but shall not be obligated to, within the shorter of (x) fifteen (15) Business Days after receipt of written notice from the Company to the Backstop Parties of such Backstop Party Default (which notice shall be given promptly following the occurrence of such Backstop Party Default) and (y) five (5) Business Days after the Escrow Funding Date (such period, the Backstop Party Replacement Period “), to make arrangements for one or more of the Backstop Parties (excluding any Defaulting Backstop Party) to purchase (or, as applicable, assume such Defaulting Backstop Party’s obligation to purchase) all or any portion of the Available Securities (such purchase, a Backstop Party Replacement “) on the terms and subject to the conditions set forth in this Agreement and, in the event there is more than one electing non - Defaulting Backstop Party, in such amounts based upon the applicable Backstop Commitment Percentage of any such electing Backstop Parties or in such other amounts as may otherwise be agreed upon by the Backstop Parties electing to purchase all or any portion of the Available Securities (such Backstop Parties, the Replacing Backstop Parties “) . Any such

27 Available Securities subscribed and purchased by a Replacing Backstop Party shall be included in the determination of (x) the Backstop Securities, GUC New Convertible Notes Class C Distribution Securities and Direct Allocation Securities, as applicable, of such Replacing Backstop Party for all purposes hereunder and (y) the Backstop Commitment Percentage of such Backstop Party for purposes of Section 3 . 1 . For the avoidance of doubt, upon such Replacing Backstop Party executing and delivering a written agreement to enter into a Backstop Party Replacement, such commitment shall be irrevocable and any failure to consummate such Backstop Party Replacement shall result in such Replacing Backstop Party becoming a Defaulting Backstop Party . (b) If a Backstop Party Default occurs, the Outside Date (including, as applicable, the End Date) may be delayed only to the extent necessary to allow for (i) the Backstop Party Replacement, to be completed within the Backstop Party Replacement Period, or (ii) the consummation of a Cover Transaction within the Cover Transaction Period . (c) If a Backstop Party is or becomes a Defaulting Backstop Party, it shall not be entitled to any portion of the Backstop Payment (as defined below), it shall promptly notify the Company in writing if it receives any portion of the Backstop Payment, and it shall transfer its portion of the Backstop Payment to the extent received from the Company, together with interest thereon at a rate of 12 . 25 % per annum, accrued daily from the date on which such Backstop Payment is received by such Defaulting Backstop Party, to the applicable Replacing Backstop Party or Cover Purchaser within one (1) Business Day of receiving written notice by the Company of the identity of the Person or Persons to whom such Backstop Payment should have been allocated in accordance with Section 3 . 1 or otherwise to the Company if there is not a Replacing Backstop Party or Cover Purchaser on or prior to the required date in respect thereof . (d) Nothing in this Agreement shall be deemed to require a Backstop Party to purchase more than its Backstop Commitment Percentage of the New Convertible Notes Class C Aggregate Principal Amount, inclusive of such Backstop Party’s GUC New Convertible Notes Class C Distribution Securities subscribed for in respect of such Backstop Party’s BCA Claims . For the avoidance of doubt, as a result, a termination of this Agreement as to an individual Backstop Party shall not cause an increase in the Unsubscribed Securities required to be subscribed and purchased by any other Backstop Party . (e) Notwithstanding the foregoing, if the non - Defaulting Backstop Parties do not elect to subscribe for all of the Available Securities pursuant to Section 2 . 3 (a) prior to the expiration of the Backstop Party Replacement Period, the Company may, but shall not be obligated to, consummate a Cover Transaction and shall have an additional twenty (20) Business Days following the expiration of the Backstop Party Replacement Period (such period, the Cover Transaction Period “) to consummate such Cover Transaction . Each Defaulting Backstop Party hereby irrevocably agrees to sell to a Replacing Backstop Party or a Cover Purchaser, as the case may be, the Allowed Amount of Allowed LATAM General Unsecured Claims as is necessary to pay the New Convertible Notes Class C Purchase Price for the Backstop Party Replacement or Cover Transaction . Such sale of Allowed General Unsecured Claims shall be at a price equal to 80 % of the then prevailing market purchase price for such Allowed General Unsecured Claims on the final day of the Backstop Party Replacement Period or Cover Transaction Period, as the case may be, as reasonably determined

28 by the Company in consultation with the Backstop Parties and notified to such Defaulting Backstop Party and Replacing Backstop Party or a Cover Purchaser, as the case may be, in writing . The transfer of such Allowed General Unsecured Claims (and the payment of such purchase price) shall occur on the first Business Day following the final day of the Backstop Party Replacement Period or Cover Transaction Period, and the Defaulting Backstop Party shall enter into such instruments and execute documents as may be necessary or desirable to effectuate such transfer (including making customary representations and warranties in connection with some transfer) . (f) For the avoidance of doubt, no Defaulting Backstop Party shall be relieved from liability hereunder in connection with such Defaulting Backstop Party’s Backstop Party Default on account of the fact that its obligations hereunder were acquired by a third party as provided above . Section 2.4 Backstop Escrow Account Funding . (a) Offering Notice . As soon as possible and in any case no later than the fifth ( 5 th ) Business Day following the Offering Expiration Time, the Company, in collaboration with the Subscription Agent, shall deliver to each Backstop Party a written notice (the Offering Notice “) of the following : (i) the aggregate principal amount of New Convertible Notes Class C elected to be subscribed and purchased by Eligible Equity Holders in the New Convertible Notes Preemptive Rights Offering and the aggregate Purchase Price therefor ; (ii) the aggregate principal amount of GUC New Convertible Notes Class C Distribution Securities elected to be subscribed and purchased by Eligible LATAM GUC Holders in the GUC New Convertible Notes Class C Distribution and the aggregate Purchase Price therefor ; (iii) the amount of ERO New Common Stock subscribed and purchased by Eligible Equity Holders in the ERO and the aggregate Purchase Price therefor ; (iv) the aggregate amount of ERO New Common Stock to be subscribed and purchased by the Backstop Shareholders pursuant the Backstop Shareholders Backstop Agreement ; (v) the aggregate amount of Unsubscribed New Convertible Notes Class C, if any, and the aggregate Purchase Price therefor ; (vi) the aggregate amount of Unsubscribed ERO New Common Stock, if any, and the aggregate Purchase Price therefor ; (vii) the amount of Unsubscribed New Convertible Notes Class C (based upon such Backstop Party’s Backstop Commitment Percentage) to be subscribed and purchased by such Backstop Party and the applicable Purchase Price therefor as determined in accordance with Section 2 . 2 ; (viii) the amount of Unsubscribed ERO New Common Stock (based upon such Backstop Party’s Backstop Commitment Percentage) to be subscribed and purchased by such Backstop Party and the applicable Purchase Price therefor as determined in accordance with Section 2 . 2 ; (ix) the aggregate Purchase Price to be paid by such Backstop Party for the Unsubscribed New Convertible Notes Class C to be subscribed and purchased in accordance with Section 2 . 4 (a)(vii) above, plus the aggregate Purchase Price of the GUC New Convertible Notes Class C Distribution Securities subscribed for by such Backstop Party in the GUC New Convertible Notes Class C Distribution (the Aggregate New Convertible Notes Class C Purchase Price “) ; (x) the aggregate Purchase Price to be paid by such Backstop Party for the Unsubscribed ERO New Common Stock to be subscribed and purchased in accordance with Section 2 . 4 (a)(viii) (the Aggregate ERO New Common Stock Purchase Price “) ; (xi) the sum of the Aggregate New Convertible Notes Class C Purchase Price and the Aggregate ERO New Common Stock Purchase Price (the Aggregate Purchase Price “) ; and (xii) the escrow account (determined in accordance with Section 2 . 4 (c)(i) below) to which such Backstop Party shall deliver and pay the Aggregate Purchase Price (the

29 Backstop Escrow Account “) . The Subscription Agent shall promptly provide any written backup, information and documentation relating to the information contained in the Offering Notice as any Backstop Party may reasonably request, and the Company shall use commercially reasonable efforts to collaborate to that effect . (b) Funding Notice . As soon as possible and in any case no later than fifteen (15) Business Days prior to the Escrow Funding Date (as defined below) (and on or after the date on which the Offering Notice is delivered), the Company will deliver written notice (the Funding Notice “), which may accompany the Offering Notice, to each Backstop Party setting forth the Aggregate Purchase Price payable by such Backstop Party and the projected Closing Date . For the avoidance of doubt, the Funding Notice may be delivered on the same day as the Offering Notice . (c) Backstop Escrow Account Funding . (i) The Backstop Escrow Account shall be established at a location, and with an escrow agent, acceptable to the Requisite Backstop Parties and the Company (the Escrow Agent “) pursuant to an escrow agreement in form and substance acceptable to the Requisite Backstop Parties and the Company (the Escrow Agreement “) . At least one (1) Business Day prior to the Closing (such Business Day, the Escrow Funding Date “), the cash portion of each Backstop Party’s Aggregate Purchase Price shall be deposited into the Backstop Escrow Account as follows : (w) on the Escrow Funding Date, the Backstop Parties shall fund into the Backstop Escrow Account (by wire transfer in immediately available funds in U . S . dollars, pro rata based on each Backstop Party’s Aggregate Purchase Price) an aggregate amount of cash equal to $ 1 billion (the Deposit “) ; (x) following receipt of the Deposit by the Escrow Agent, the Company shall prepay to the Backstop Parties from the Backstop Escrow Account, an amount of cash equal to the total amount of Backstop Payments due to the Backstop Parties (the Payment Amount “), for which purpose the Parties shall provide joint written instructions to the Escrow Agent to the extent so required in the Escrow Agreement ; and (y) following receipt of the Payment Amount, the Backstop Parties shall fund into the Backstop Escrow Account an amount of cash equal to (A) the cash portion of such Backstop Party’s Aggregate Purchase Price less (B) such Backstop Party’s pro rata portion of the Deposit (the Balance “) . At Closing, in accordance with the terms hereof (including satisfaction or waiver of all conditions precedent in accordance with Article VII ), the Parties shall provide joint written instructions to the Escrow Agent to apply the amounts in the Backstop Escrow Account in satisfaction of the Aggregate Purchase Price for all New Convertible Notes Class C and all ERO New Common Stock as provided in Section 2 . 5 (b) of this Agreement and the Escrow Agreement . (ii) If the funds in the Backstop Escrow Account have not been released in accordance with clause (i) above within fifteen (15) Business Days after the Escrow Funding Date, then, and the Escrow Agreement shall provide that : (x) all cash amounts previously funded by the Backstop Parties in respect of the Aggregate Purchase Price shall be automatically returned to the Backstop Parties (i . e . the Deposit and Balance) and (y) the Payment Amount previously prepaid by the Company to the Backstop Parties shall be automatically returned to the Company, provided , that the Payment Amount to be returned

30 to the Company shall be deducted from the Aggregate Purchase Price to be returned to the Backstop Parties, such that the only amount to be returned to the Backstop Parties shall be the amounts then on deposit in the Backstop Escrow Account and the Backstop Parties shall not be required to disburse any cash to the Company (collectively, an Unwind “) ; provided further that (A) the foregoing requirement to Unwind may be waived by the Requisite Backstop Parties, and (B) the occurrence of an Unwind shall not preclude the Company from designating a subsequent Escrow Funding Date in accordance with and subject to the terms hereof . (iii) The funds held in the Backstop Escrow Account shall either be (y) distributed to LATAM Parent at the Closing as provided in Section 2 . 4 (c)(i) above ; or (z) to the extent Closing does not occur within fifteen (15) Business Days after the Escrow Funding Date, promptly returned to each Backstop Party and the Company either upon the termination of this Agreement or at such other time as provided in Section 2 . 4 (c)(ii) above, in each case, inclusive of any interest accrued thereon, if any ; and the LATAM General Unsecured Claims that constituted a portion of the New Convertible Notes Class C Purchase Price shall be extinguished at Closing by way of settlement ( dación en pago ) or promptly returned to each Backstop Party and/or released from all restrictions thereon and the Backstop Parties shall execute such instruments and/or provide such assurances as are reasonably requested by the Debtors evidencing the forgiveness, extinguishment, termination and cancellation thereof . Section 2.5 Closing . (a) Subject to Article VII , unless otherwise mutually agreed in writing between the Company and the Requisite Backstop Parties, the closing of the Backstop Commitment (the Closing “) shall take place at the offices of Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, NY 10036 at 10 : 00 a . m . , New York City time, on the date on which all of the conditions set forth in Article VII shall have been satisfied or waived in accordance with this Agreement (other than conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) . The date on which the Closing actually occurs shall be referred to herein as the Closing Date . ” (b) At the Closing, the funds held in the Backstop Escrow Account shall be released and utilized as set forth and in accordance with Section 2 . 4 (c) and Section 6 . 11 and the Plan and any LATAM General Unsecured Claims that constituted a portion of the Purchase Price shall be extinguished by way of settlement ( dación en pago ) . (c) At the Closing, the Subscription Agent will deliver to the account of each Backstop Party (or its respective custodian) with the Subscription Agent (or to such other accounts as any Backstop Party may designate in accordance with this Agreement), the applicable Backstop Securities (as well as the GUC New Convertible Notes Class C Distribution Securities subscribed and purchased by Backstop Parties), against payment of the Aggregate Purchase Price therefor by such Backstop Party . To the extent applicable, the entry of any New Convertible Note Class C or ERO New Common Stock to be delivered pursuant to this Section 2 . 5 (c) into the account of a Backstop Party (or its respective custodian) with the Subscription Agent (or to such other accounts as any Backstop Party may designate in accordance with this Agreement) pursuant to the

31 Subscription Agent’s book entry procedures and delivery to such Backstop Party (if such Backstop Party elects to receive securities via book entry) of an account statement reflecting the book entry of such New Convertible Notes Class C or ERO New Common Stock shall be deemed delivery of such securities for purposes of this Agreement, the Plan, and the Restructuring Support Agreement . Notwithstanding anything to the contrary in this Agreement, all New Convertible Notes Class C and ERO New Common Stock will be delivered, with all issue, stamp, transfer, sales and use, or similar Taxes or duties that are due and payable (if any) in connection with such delivery duly paid by the Company in accordance with Section 3 . 2 . Section 2.6 Designation and Assignment Rights . (a) Each Backstop Party shall have the right to designate by written notice to the Company and Kramer Levin no later than two (2) Business Days prior to the Escrow Funding Date that some or all of its Backstop Securities and/or GUC New Convertible Notes Class C Distribution Securities be delivered to one or more of its Affiliates (each a Related Purchaser “) upon receipt by the Company of payment therefor in accordance with the terms hereof (it being understood that payment by either the Related Purchaser or the Backstop Party shall satisfy the applicable payment obligations of the Backstop Party), which notice of designation shall (i) be addressed to the Company and signed by such Backstop Party and each Related Purchaser, (ii) specify the number or amount of such securities to be delivered to such Related Purchaser(s) and (iii) contain a confirmation by such Related Purchaser(s) of the accuracy of the representations set forth in Sections 5 . 6 through 5 . 8 as applied to such Related Purchaser(s) ; provided that no such designation pursuant to this Section 2 . 6 (a) shall relieve such Backstop Party from its obligations under this Agreement nor shall it change the Backstop Commitment Percentage held by the designating Backstop Party . (b) Each Backstop Party shall have the right, at any time at least two (2) Business Days prior to the Escrow Funding Date, to Transfer all or any portion of its Backstop Commitment to (x) a Related Purchaser, (y) any other Backstop Party or (z) any other Person or Persons (each such transferee, an Ultimate Purchaser “) ; provided that : (i) in the case of clause (z) above, as a condition of such Transfer, such Person provides the Company and the Requisite Backstop Parties with (A) a written representation that it (together with its Affiliates) has sufficient financial resources to satisfy its obligations under this Agreement and (B) five (5) Business Days prior to the applicable Transfer, either (I) evidence (which can be in the form of a representation to the Company and the Requisite Backstop Parties included in or with the joinder to this Agreement) that such Person (together with its Affiliates) has at least $ 500 million in cash on hand or assets under management, or (II) such other evidence of financial capability satisfactory to the Company in its reasonable discretion (it being understood that evidence of financial capability of the proposed Ultimate Purchaser together with its Affiliates shall be taken into account), including but not limited to a recent statement of assets and such other evidence as to financial capability as it relates to the cash portion of such Transferred commitments as the Company may reasonably request ( provided that such evidence shall be deemed satisfactory if the Company has not responded to the contrary in writing within five (5) Business Days of delivery detailing the grounds on which it finds such evidence to be unsatisfactory) ;

(ii) any Transfer by a Backstop Party to an Ultimate Purchaser of a percentage of its New Convertible Notes Class C Backstop Commitment and ERO New Common Stock Backstop Commitment (each a Commitment “) shall include a proportional amount of each Commitment and shall be accompanied by a corresponding amount of BCA Claims (which shall, for the avoidance of doubt, include the Allowed Amount of BCA Claims as would be necessary to pay the New Convertible Notes Class C Purchase Price) ; and (iii) as a condition of such Transfer, the Ultimate Purchaser must on or prior to the date of the relevant transfer, (A) agree in a writing addressed to the Company (with a copy to Kramer Levin) to purchase such portion of such Backstop Party’s Backstop Commitment (B) if such Ultimate Purchaser is not an Original Backstop Party, agree in a writing addressed to the Company (with a copy to Kramer Levin) to pay any increase in payment by the Company to such person pursuant to Section 3 . 4 (b) incurred by the Company as a result of the jurisdiction of organization of the transferee being different than that of any of the existing parties to this Agreement (as of the date of this Agreement)) that would not have been incurred absent the Transfer, (C) to the extent not already party to this Agreement and/or the Restructuring Support Agreement, execute (and deliver to the Company and Kramer Levin) (I) for Ultimate Purchasers not already party to this Agreement a joinder to this Agreement in the form attached as Exhibit A hereto, it being understood that such joinder shall satisfy the requirements set forth in clauses (A) and (B) of this clause (iii) as well as clauses (A) and (B)(I) of clause (i) of the proviso to this Section 2 . 6 (b), or (II) for Ultimate Purchasers not already party to the Restructuring Support Agreement, a Joinder to the Restructuring Support Agreement (as defined in, and in the form previously agreed to pursuant to, the Restructuring Support Agreement), and (D) for the avoidance of doubt, any such Ultimate Purchaser who was not already party to the Restructuring Support Agreement must comply with the provisions of Section 6 (e) of the Restructuring Support Agreement, it being understood that delivery of the Joinder to the Restructuring Support Agreement described in clause (C)(II) of this clause (iii) shall satisfy such provisions ; and provided further , that any purported Transfer in violation of this Section 2 . 6 (b) shall be void ab initio . 8 Upon consummation of a Transfer of the Commitments and related BCA Claims to an Ultimate Purchaser pursuant to this Section 2 . 6 (b) , the Transferring Backstop Party shall be relieved from its obligations in respect of such Commitments in respect of such Transferred BCA Claims . Notwithstanding the foregoing or anything to the contrary herein, nothing herein shall limit the ability of a Backstop Party to grant another person a participation in its rights and 8 As promptly as practicable after the date of this Agreement, the Requisite Backstop Parties and Company shall agree on (i) a form for a single document that can be signed by an Ultimate Purchaser that is not yet party to this Agreement that will satisfy all requirements of this Agreement in connection with a Transfer and (ii) a form for a single document that can be signed by an Ultimate Purchaser that is already a Backstop Party prior to such Transfer that will satisfy all requirements of this Agreement in connection with such Transfer . 32

33 obligations under this Agreement or in respect of any BCA Claims held by it so long as the Backstop Party granting such participation is not relieved from its obligations hereunder. (c) For the avoidance of doubt, any Transfer of BCA Claims by a Backstop party shall be accompanied by a proportional Transfer of the related Commitments and any Transfer of any Commitments shall be accompanied by a proportional Transfer of the related BCA Claims . Any purported transfer of BCA Claims or Commitments that does not comply with this Agreement shall be null and void ab initio . (d) The Company shall maintain a copy of each joinder delivered to it and a register (the Register “) for the recordation of the names and addresses of the Backstop Parties and the Backstop Commitments of each Backstop Party from time to time ; provided that the Company shall share a copy of the Register with the AHG Advisors upon reasonable request and shall consult with the AHG Advisors concerning any updates thereto . The Parties hereto shall treat each Person whose name is recorded in the Register as the owner of a Backstop Commitment for all purposes of this Agreement . (e) Any Backstop Party may at any time, without the consent of, or notice to, the Company, sell participations or enter into any other agreement to transfer the risk to one or more financial institutions or other entities (other than a natural Person or a Competitor Party that is not an affiliate of a Backstop Shareholder) (each a Participant “) in all or a portion of such Backstop Party’s rights and/or obligations under this Agreement (including all or a portion of its Backstop Commitment) ; provided that : unless and until there is a transfer to an Ultimate Purchaser in compliance with Section 2 . 6 (b) hereof, (i) such Backstop Party’s obligations under this Agreement shall remain unchanged, (ii) such Backstop Party shall remain solely responsible to the other Parties hereto for the performance of such obligations and (iii) the Company and other Backstop Parties shall continue to deal solely and directly with such Backstop Party in connection with such Backstop Party’s rights and obligations under this Agreement and (iv) any agreement or instrument pursuant to which a Backstop Party sells such a participation shall provide that such Backstop Party shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement and that no consent of any Participant shall be required in connection with any such action . (f) After the Closing Date, nothing in this Agreement or the Reorganized LATAM Parent Corporate Documents shall limit or restrict in any way any Backstop Party’s ability to Transfer any of its Plan Securities or any interest therein . AR TI C LE III BACKSTOP PAYMENT AND EXPENSE REIMBURSEMENT Section 3.1 Backstop Payment . (a) As consideration for the Backstop Commitment and the other agreements of the Backstop Parties in this Agreement, the Debtors shall pay or cause to be paid to the Backstop Parties (and any Replacing Backstop Party and/or Cover Purchaser with respect to any Backstop Party, as applicable) a backstop payment paid in cash equal to an aggregate of 20 % of the

34 Aggregate Backstop Party Cash Commitment (the Backstop Payment “), consisting of (i) first, an amount equal to the quotient of (A) $ 27 , 000 , 000 . 00 over (B) the aggregate Backstop Commitment Percentages of Backstop Parties other than Backstop Payment Parties as of the date of Closing (the Payment Party Backstop Payment “) allocated among the Backstop Payment Parties in accordance with Schedule 2 hereto and (ii) second, the remainder of the Backstop Payment (the General Backstop Payment “) allocated among the Backstop Parties (for the avoidance of doubt, including the Backstop Payment Parties) pro rata based on the Backstop Parties’ Backstop Commitment Percentage ; provided that for the avoidance of doubt in no event will the Debtors’ aggregate amount of Backstop Payments exceed 20 % of the Aggregate Backstop Party Cash Commitment ; provided further , for the avoidance of doubt, the proceeding proviso shall not limit the amount of any other payments hereunder, including any Expense Reimbursement . (b) The provisions for the payment of the Backstop Payment are an integral part of the transactions contemplated by this Agreement and without these provisions the Backstop Parties would not have entered into this Agreement, and the Backstop Payment shall constitute an allowed administrative expense of the Debtors’ estates under Sections 503 (b) and 507 of the Bankruptcy Code, which, for the avoidance of doubt, shall be pari passu with all other administrative expenses of the Debtors’ estate . (c) Notwithstanding anything herein to the contrary, a Defaulting Backstop Party shall not be entitled to receive any portion of the Backstop Payment, and the portion of the Backstop Payment that would otherwise have been allocated to such Defaulting Backstop Party shall instead be payable to the Replacing Backstop Party or Replacing Backstop Parties and/or Cover Purchaser(s) that purchase the Backstop Securities that such Defaulting Backstop Party was obligated to purchase pursuant to the terms hereof (or, if there is no such Replacing Backstop Party or Cover Purchaser, returned to the Company), in each case together with interest thereon at a rate of 12 . 25 % per annum, accrued daily from the date such Defaulting Backstop Party received such Backstop Payment . Section 3.2 Payment of Backstop Payment . (a) Subject to Section 3 . 1 (c) , the Backstop Payment shall be fully earned, nonrefundable and non - avoidable upon entry by the Bankruptcy Court of the Backstop Order, and shall be paid promptly by the Company to the Backstop Parties pursuant to Section 3 . 1 (a) on the Closing Date (and with such prepayment mechanism as set forth in Section 2 . 4 (c)(i) ), if applicable, in the form of a Termination Payment (as defined below) at such times as are required by Section 9 . 2 (b) hereof . For the avoidance of doubt, the Backstop Payment (i) will be nonrefundable and non - avoidable when paid (except as provided herein with respect to payments received by Defaulting Backstop Parties), (ii) will be payable as provided herein, irrespective of the amount of Unsubscribed Securities (if any) actually subscribed and purchased (for the avoidance of doubt, except in the case of a Backstop Party Default, in which case the applicable portion of the Backstop Payment shall be reallocated to Replacing Backstop Parties and / or Cover Purchasers in accordance with Section 3 . 1 (c) ) and (iii) will be paid prior to or simultaneously with Closing, which for the avoidance of doubt, shall occur prior to the conversion of any New Convertible Notes .

35 (b) Each Backstop Payment Party shall remain entitled to its portion of the Payment Party Backstop Payment, notwithstanding the Transfer of all or a portion of its Backstop Commitment, unless such Backstop Payment Party expressly instructs the Company in writing to pay all or a portion of its allocable portion of the Payment Party Backstop Payment to a Related Purchaser or to a Person acquiring all or a portion of its Backstop Commitment pursuant to a Transfer . (c) Upon a transfer by a Backstop Party of all or a portion of its Commitment to an Ultimate Purchaser pursuant to Section 2 . 6 (b) hereof, the right to the corresponding portion of its allocable share of the General Backstop Payment shall be automatically included in the Transfer ; provided that, for the avoidance of doubt, the right to receive the Payment Party Backstop Payment shall not be transferred except as provided in Section 3 . 2 (b) . Section 3 . 3 Expense Reimbursement . Whether or not the transactions contemplated hereunder are consummated, the Debtors agree to pay the reasonable and documented fees, expenses, disbursements and other costs (excluding travel, meal or entertainment expense, except as otherwise agreed in writing by the Company) (the Reimbursable Expenses “) incurred by (x) each of the Backstop Payment Parties, up to a maximum aggregate amount of $ 3 , 000 , 000 for all Backstop Payment Parties, and (y) the Ad Hoc Group, in each case in connection with the Chapter 11 Cases, including, but not limited to fees and Reimbursable Expenses of Reimbursable AHG Professionals (as hereinafter defined) incurred by the Ad Hoc Group (or, in the case of clause (x), the Backstop Payment Parties) as the case may be, whether prior to or after the execution of this Agreement and whether prior to or after consummation of the Plan (the Expense Reimbursement “) . Reimbursable AHG Professionals ” shall include (A) the AHG Advisors, (B) antitrust counsel for applicable jurisdictions, one board search firm, one global management consulting firm, and one local PR firm and (C) such other attorneys’, financial advisors’, consultants’ and agents retained by the Ad Hoc Group and approved by the Company, such approval not to be unreasonably withheld, delayed or conditioned . For the avoidance of doubt, the Expense Reimbursement shall include, but not be limited to, the fees, retainers and Reimbursable Expenses of the Reimbursable AHG Professionals (or, in the case of clause (x), the advisors to Backstop Payment Parties) (including without limitation the completion fee payable to Evercore as provided for in its engagement letter executed by the Company as of the date hereof (the Evercore Completion Fee “)) incurred on behalf of the Ad Hoc Group (or, in the case of clause (x), the Backstop Payment Parties) that have been and are incurred in connection with the Chapter 11 Cases, as well as the negotiation, preparation and implementation of this Agreement, the Offerings, and the other transactions contemplated hereby, the Plan, the Registration Rights Agreement and the other agreements contemplated hereby and thereby and all other Restructuring Documents . For the avoidance of doubt, any filing fees that the Company is responsible to pay pursuant to Section 6 . 4 hereof shall not count against the $ 3 , 000 , 000 maximum aggregate amount set forth in clause (x) of this Section 3 . 3 . The Backstop Parties (or their advisors) shall, from time to time, deliver to the Debtors an invoice for reimbursable or payable, as applicable, fees and Reimbursable Expenses, which invoices shall not be required to comply with U . S . Trustee guidelines and local guidelines issued by the Bankruptcy Court with respect to payment of professional fees and may be in a summary form only (which shall not be required to contain time entries and which may be redacted or modified to the extent necessary to delete any information subject to the attorney - client

36 privilege, any information constituting attorney work product, or any other confidential information and the provision of such summary invoices shall not constitute any waiver of the attorney - client privilege or any benefits of the attorney work product doctrine) . For the avoidance of doubt, no recipient of any payment under this Section 3 . 3 shall be required to file with respect thereto any interim or final fee application with the Bankruptcy Court . The Expense Reimbursement accrued and invoiced through the date on which the Backstop Order is entered shall be paid in full in cash as soon as practicable thereafter, and in any event within one (1) Business Day thereof . Through the Effective Date, the Debtors shall pay in full in cash any Expense Reimbursement that is invoiced within ten (10) days of receipt by the Company of an invoice therefore from the Ad Hoc Group or their advisors . On the Effective Date, all remaining unpaid and/or unreimbursed Expense Reimbursement, including the Evercore Completion Fee, shall be paid in full in cash by the Debtors and the Debtors hereby agree, on a joint and several basis, to pay such fees and Reimbursable Expenses in full in cash, without any requirement for Bankruptcy Court review or further Bankruptcy Court Order . The provisions for the payment of the Expense Reimbursement are an integral part of the transactions contemplated by this Agreement and without these provisions the Backstop Parties would not have entered into this Agreement, and the Expense Reimbursement shall constitute an allowed administrative expense of the Debtors’ estates under Sections 503 (b) and 507 of the Bankruptcy Code, which, for the avoidance of doubt, shall be pari passu with all other administrative expenses of the Debtors’ estate other than the DIP Claims, which shall be senior to any claims for Reimbursable Expenses . Section 3.4 Tax Matters . (a) Subject to the provisions of this Section 3 . 4 , all payments made by the Debtors pursuant to this Agreement (including, for the avoidance of doubt and without limitation, Backstop Payment, Termination Payment and Expense Reimbursement) shall be paid net of any withholding or deduction for any applicable Taxes . (b) If it is determined by the Debtors in their reasonable discretion that the Debtors are required under applicable Law in effect as of the date of this Agreement to withhold or deduct any Tax with respect to the Backstop Payment, Termination Payments, Expense Reimbursement or any other payment under this Agreement, (A) the Debtors shall provide a written notice to the Backstop Parties as soon as reasonably practicable after such determination was made (setting forth in reasonable detail the potential basis for such determination) and the Parties shall explore in good faith commercially reasonable measures, including the provision of information reasonably requested that would eliminate or reduce such withholding or deduction of Tax ( provided that the failure to execute any instrument by, provide or disclose any information pertaining to or engage in other action or participation by or pertaining to, the beneficial owners of the Backstop Parties shall not be deemed to be a failure to explore in good faith such commercially reasonable measures) to eliminate or reduce such withholding or deduction of such Tax, (B) to the extent that such commercially reasonable measures do not result in the elimination of such Tax, (i) the Debtors shall withhold and/or deduct such Tax, shall timely pay the full amount of Tax deducted or withheld to the relevant Governmental Entity in accordance with applicable Law and deliver evidence in a reasonably satisfactory form for the payment thereof to the

37 applicable Backstop Parties, and (ii) to the extent such withholding or deduction of Tax pertain to Backstop Payments, the Backstop Payment payable by the Debtors pursuant to this Agreement shall be increased by an amount as necessary (the Additional Amount “) so that after such deduction or withholding has been made (including such deductions and withholdings applicable to the Additional Amount) the applicable recipient receives an amount equal to the Backstop Payment it would have received had no such deduction or withholding for a Tax (other than Excluded Tax) been made . Notwithstanding anything to the contrary in this Agreement and for the avoidance of doubt, no Additional Amount shall become payable or be increased as a result of any change in applicable Law or interpretation thereof after the date of this Agreement . (c) If it is determined by the Company in its reasonable discretion after the date of this Agreement that the Debtors are (or could reasonably be expected to be) required to withhold or deduct Taxes with respect to Backstop Payment, Termination Payment, Expense Reimbursement or any other payment under this Agreement as a result of a change in applicable Law after the date of this Agreement (or formal interpretation thereof after the date of this Agreement), then (A) the Debtors shall provide written notice to the Backstop Parties setting forth in reasonable detail the potential basis for such Tax withholding or deduction as soon as reasonably practicable, (the Notice of Determination of Adverse Tax Consequences “), and (B) the Debtors and the Backstop Parties shall explore in good faith commercially reasonable measures to eliminate or significantly reduce such withholding or deduction of Taxes to the extent such measures could be timely implemented reasonably in advance of the time such payments would be made, provided that in no event would such measures require the execution of any instrument by, provision or disclosure of any information pertaining to or other action or participation by or pertaining to, the beneficial owners of the Backstop Parties (the Mitigation Measures “), (C) if the Debtors and the Requisite Backstop Parties do not agree by the earlier of (x) the thirtieth ( 30 th ) day after delivery of a Notice of Determination of Adverse Tax Consequences and (y) the fifteenth ( 15 th ) Business Day prior to Closing on Mitigation Measures that would eliminate any withholding or deduction of Tax with respect to Backstop Payment, the Requisite Backstop Parties shall have the right to terminate this Agreement pursuant to Section 9 . 1 (c) , and (D) if the Notice of Determination of Adverse Tax Consequences is delivered less than fifteen (15) Business Days prior to Closing with respect to Backstop Payments, the Requisite Backstop Parties shall have the right to terminate this Agreement pursuant to Section 9 . 1 (c) . (d) Notwithstanding anything to the contrary in this Agreement, the Debtors shall bear and pay any Transaction Taxes to the extent applicable . (e) After the Closing Date, LATAM Parent shall use commercially reasonable efforts to provide its shareholders with such information as may reasonably be requested by the shareholders (and beneficial owners of such shareholders) to comply with their respective tax reporting obligations and elections . The shareholder or shareholders requesting such information shall bear the reasonable out of pocket costs for the provision of such information .

38 AR TI C LE IV REPRESENTATIONS AND WARRANTIES OF THE DEBTORS Except as disclosed in the Company SEC Documents filed with or furnished to the SEC and publicly available on the SEC’s Electronic Data - Gathering, Analysis and Retrieval system (EDGAR) prior to the date hereof (excluding any disclosures contained in the Forward - Looking Statements” or Risk Factors” sections thereof), the Debtors, jointly and severally, hereby represent and warrant to the Backstop Parties (unless otherwise set forth herein, as of the date of this Agreement and as of the Closing Date) as set forth below . Section 4 . 1 Organization and Qualification . Each of the Debtors is a legal entity duly organized, validly existing and in good standing (or the equivalent thereof) under the Laws of its respective jurisdiction of incorporation or organization (except where the failure to be in good standing, or the equivalent, would not constitute a Material Adverse Effect) and has all requisite power and authority to own, lease and operate its properties and to carry on its business as currently conducted . Each Debtor is duly qualified or licensed to do business and is in good standing (or the equivalent thereof) under the Laws of each other jurisdiction in which conducts any business, in each case except to the extent that the failure to be so qualified or licensed or be in good standing does not constitute a Material Adverse Effect . Section 4.2 Corporate Power and Authority . (a) The Company has the requisite corporate power and authority (i) subject to entry of the Backstop Order, to enter into, execute and deliver this Agreement, and (ii) subject to entry of the Backstop Order, the Disclosure Statement Order, and the Confirmation Order, and to obtaining the necessary shareholders’ approval to effectuate the Restructuring Transactions set forth in the Plan and the necessary Board approval of the Designated Board Matters, to perform its obligations under this Agreement and the Backstop Order and to consummate the transactions contemplated herein and in the Plan and to execute and deliver the Registration Rights Agreement and all other agreements to which it will be a party as contemplated by this Agreement and the Plan (this Agreement, the Restructuring Support Agreement, the Registration Rights Agreement and such other agreements, collectively, the Transaction Agreements “) and to perform its other obligations under each of the Transaction Agreements (other than this Agreement) . Subject to the receipt of the foregoing Orders and approvals, as applicable, the execution and delivery of this Agreement and each of the other Transaction Agreements and the consummation of the transactions contemplated hereby and thereby have been or will be duly authorized by all requisite corporate action on behalf of the Company, and no other corporate proceedings on the part of the Company are or will be necessary to authorize this Agreement or any of the other Transaction Agreements or to consummate the transactions contemplated hereby or thereby . (b) Subject to (i) entry of the Backstop Order, the Disclosure Statement Order, the Financing Order and the Confirmation Order, (ii) obtaining the necessary shareholders’ approval to effectuate the Restructuring Transactions set forth in the Plan and the necessary Board approval of the Designated Board Matters, (iii) obtaining the necessary shareholders’ approval by each of the other Debtors to effectuate the Restructuring Transactions set forth in the Plan and the Permitted DIP Refinancing (if and to the extent applicable), and (iv) in connection with the

39 Colombian Debtors, if applicable, the authorization by the Superintendence of Companies of Colombia to enter into the respective DIP Facility Documents, each of the other Debtors has the requisite power and authority (corporate or otherwise) to enter into, execute and deliver each Transaction Agreement to which such other Debtor is a party and to perform its obligations thereunder . Subject to the receipt of the foregoing Orders and approvals, as applicable, the execution and delivery of this Agreement and each of the other Transaction Agreements and the consummation of the transactions contemplated hereby and thereby have been or will be duly authorized by all requisite corporate action on behalf of each other Debtor party thereto, and no other corporate proceedings on the part of any other Debtor party thereto are or will be necessary to authorize this Agreement or any of the other Transaction Agreements or to consummate the transactions contemplated hereby or thereby . (c) Subject to entry of the Backstop Order and the Confirmation Order and to obtaining (i) the necessary shareholders’ approval to effectuate the Restructuring Transactions set forth in the Plan ; (ii) the necessary Board approval of the Designated Board Matters ; and (iii) the necessary shareholders’ approval by each of the other Debtors to effectuate the Restructuring Transactions set forth in the Plan and the Permitted DIP Refinancing (if and to the extent applicable), each of the Company and the other Debtors has the requisite corporate power and authority to perform its obligations under the Plan, and has taken or shall take all necessary corporate actions required for the due consummation of the Plan in accordance with its terms . Section 4 . 3 Execution and Delivery ; Enforceability . Subject to the entry of the Backstop Order, this Agreement has been duly executed and delivered by the Company and each of the other Debtors party hereto . Subject to (i) the entry of the Backstop Order, the Confirmation Order and the Disclosure Statement Order and the Financing Order, (ii) the obtaining of the necessary shareholders’ approval to effectuate the Restructuring Transactions set forth in the Plan and the necessary Board approval of the Designated Board Matters ; and (iii) obtaining the necessary shareholders’ approval by each of the other Debtors to effectuate the Restructuring Transactions set forth in the Plan and the Permitted DIP Refinancing (if and to the extent applicable), each other Transaction Agreement will be, duly executed and delivered by the Company and each of the other Debtors party thereto, as applicable . Upon entry of the Backstop Order and assuming this Agreement has been duly authorized, executed and delivered by the Backstop Parties, the obligations of the Company and the other Debtors under this Agreement and the Backstop Order will constitute the valid and legally binding obligations of the Company and, to the extent applicable, the other Debtors, enforceable against the Company and, to the extent applicable, the other Debtors in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity whether applied in a court of law or a court of equity . Section 4.4 Authorized and Issued Share Capital . (a) On the Closing Date, the Company will have sufficient authorized and issued New Shares, to meet its obligations to deliver the New Shares to be delivered pursuant to the Plan, including the New Shares to be issued in connection with the Offerings or otherwise delivered pursuant to this Agreement and any New Shares to be delivered upon conversion of the New Convertible Notes .

40 (b) Subject to the entry of the Confirmation Order, the New Shares to be issued pursuant to the Plan and/or to be delivered upon conversion of the New Convertible Notes, including the New Shares to be offered in connection with the Offerings, will, when delivered on the Closing Date and/or upon conversion of the New Convertible Notes, as applicable, be duly and validly authorized, issued and delivered, and free and clear of all Taxes, Liens (other than transfer restrictions imposed by applicable Law or the applicable New Convertible Notes Class B terms and conditions), preemptive rights, rights of first refusal, subscription and similar rights . (c) Except as described in this Section 4 . 4 and except for the rights to be set forth in the Registration Rights Agreement, the Corporate Incentive Plan and the Reorganized LATAM Parent Corporate Documents, as of the Closing Date, the Company will not be party to or otherwise bound by or subject to any outstanding option, warrant, call, right, security, commitment, contract, arrangement or undertaking (including any preemptive right) that (i) obligates the Company to issue, deliver, sell or transfer, or repurchase, redeem or otherwise acquire, or cause to be issued, delivered, sold or transferred, or repurchased, redeemed or otherwise acquired, any share capital of, or other equity or voting interests in, the Company or any security convertible or exercisable for or exchangeable into any share capital of, or other equity or voting interest in, the Company, (ii) obligates the Company to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, contract, arrangement or undertaking, (iii) restricts the transfer of any share capital of the Company or (iv) relates to the voting of any share capital of the Company . Section 4 . 5 Issuance . Subject to the entry of the Backstop Order and the Confirmation Order and subject to obtaining the necessary shareholders’ approval to effectuate the Restructuring Transactions set forth in the Plan and the necessary Board approval (1) to issue the Plan Securities ; and (2) to price the ERO New Common Stock, (A) the granting of the LATAM GUC Holder Subscription Rights to be issued pursuant to the Plan has been or will be duly and validly authorized and (B) the New Convertible Notes, when issued and delivered against payment therefor in the Offerings or to the Backstop Parties hereunder in accordance with the terms of the New Convertible Notes Documentation, will be valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms and, the terms of the New Convertible Notes Documentation, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity whether applied in a court of law or a court of equity . Section 4 . 6 No Conflict . Assuming the representations and warranties of the Backstop Parties in Article V hereof are true and correct and that the consents described in Section 4 . 7 are obtained and other than as may arise as a result of the Chapter 11 Cases or the Company’s or any Debtor’s undertaking to implement the Restructuring Transactions through the Chapter 11 Cases, the execution and delivery by the Company and, if applicable, its Subsidiaries of this Agreement, the Plan and the other Transaction Agreements, the compliance by the Company and, if applicable, its Subsidiaries with all of the provisions hereof and thereof and the consummation of the transactions contemplated herein and therein (a) will not conflict with, or result in a breach, modification or violation of, any of the terms or provisions of, or constitute a default under (with or without notice or lapse of time, or both), or result, except to the extent specified in the Plan, in the acceleration of, or the creation of any Lien under, or cause any payment

41 or consent to be required under, any Contract to which the Company or any of the other Debtors will be bound as of the Closing Date after giving effect to the Plan or to which any of the property or assets of the Company or any of the other Debtors will be subject as of the Closing Date after giving effect to the Plan, (b) will not result in any violation of the provisions of the Reorganized LATAM Parent Corporate Documents or any of the organization documents of any Debtor and (c) will not result in any material violation of any Law or Order applicable to the Company or any of the other Debtors or any of their properties, except, in each case described in clause (a), for such conflicts, breaches, modifications, violations or Liens that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect . Section 4 . 7 Consents and Approvals . No consent, approval, authorization, order, registration or qualification of or with any Governmental Entity having jurisdiction over the Company or any of the other Debtors or any of their properties is required for the execution and delivery by the Company or any other Debtor of this Agreement, the Plan and the other Transaction Agreements, the compliance by the Company and the other Debtors, as applicable, with all of the provisions hereof and thereof and the consummation of the transactions contemplated herein and therein (including compliance by each Backstop Party with its obligations hereunder and thereunder), except for (a) the entry of the Backstop Order authorizing the Company to execute and deliver this Agreement and perform its obligations under this Agreement and the Backstop Order, (b) entry of the Disclosure Statement Order, (c) the entry of the Confirmation Order, (d) entry by the Bankruptcy Court, or any other court of competent jurisdiction, of Orders as may be necessary in the Chapter 11 Cases from time to time, (e) Antitrust Approvals, if any, in connection with the transactions contemplated by this Agreement, (f) the filing with the relevant local Governmental Entity of the Bylaws, and the filing of any other corporate documents with applicable state and local filing agencies applicable to the other Debtors, (g) the Securities Law Approvals (including registration by the CMF) ; (h) (i) shareholders’ approval to effectuate the Restructuring Transactions set forth in the Plan, and for the issuance of the Plan Securities and the Bylaws Amendment ; (ii) the necessary shareholders’ approval by each of the other Debtors to effectuate the Restructuring Transactions set forth in the Plan and the Permitted DIP Refinancing (if and to the extent applicable) ; (iii) registration of the Bylaws Amendment with the applicable local Governmental Entities ; (iv) registration of the Plan Securities with the CMF ; (v) listing of the Plan Securities with the Santiago Stock Exchange ; provided , that the New Convertible Notes will not be listed on the Santiago Stock Exchange unless otherwise required by applicable Law ; (vi) Board approvals referred to in this Agreement ; and (vii) such consents, approvals, authorizations, registrations or qualifications as may be required under state securities or Blue Sky” laws in connection with the purchase of the Backstop Securities by the Backstop Parties, the LATAM GUC Holder Subscription Rights and the GUC New Convertible Notes Class C Distribution Securities pursuant to the exercise of the LATAM GUC Holder Subscription Rights . Section 4 . 8 Arm’s Length . The Company acknowledges and agrees that (a) each of the Backstop Parties is acting solely in the capacity of an arm’s length contractual counterparty to the Company with respect to the transactions contemplated hereby (including in connection with determining the terms of the Offerings) and not as a financial advisor or a fiduciary to, or an agent of, the Company or any of the other Debtors and (b) no Backstop Party is advising the Company or any of the other Debtors as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction .

42 Section 4.9 Financial Statements; Undisclosed Liabilities . (a) The audited consolidated financial statements of the Company and its Subsidiaries for the fiscal year ended December 31 , 2020 , included in the annual report on Form 20 - F filed with the SEC (the Financial Statements “) and the unaudited consolidated financial statements of the Company and its Subsidiaries for the nine months ended September 30 , 2021 filed with the SEC prior to the date hereof, present fairly, in all material respects, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ( IFRS “), the financial condition, results of operations and cash flows of the Company and its Subsidiaries on a consolidated basis as of such date and for such period . (b) There are no material liabilities or material obligations of the Company or any of the other Debtors of any kind whatsoever and there is no existing condition, situation or set of circumstances that would reasonably be expected to result in such a material liability or material obligation, in each case, that would be required by IFRS, consistently applied, to be reflected on the balance sheet of the Company, other than : (i) liabilities or obligations disclosed and provided for in the Financial Statements, (ii) liabilities or obligations incurred in accordance with or in connection with this Agreement, the Restructuring Documents or the Restructuring Transactions, (iii) liabilities or obligations incurred in the ordinary course of business since December 31 , 2020 or disclosed in the Company SEC Documents, or (iv) liabilities or obligations that have been discharged or paid in full . Section 4 . 10 Company SEC Documents and Disclosure Statement . Since December 31 , 2020 , the Company has filed all required reports, schedules, forms and statements with the SEC . As of their respective dates, and giving effect to any amendments or supplements thereto filed prior to the date of this Agreement, each of the Company SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act applicable to such Company SEC Documents . No Company SEC Document, after giving effect to any amendments or supplements thereto and to any subsequently filed Company SEC Documents, in each case filed prior to the date this representation is made, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading . The Disclosure Statement as approved by the Bankruptcy Court will conform in all material respects with Section 1125 of the Bankruptcy Code . Section 4 . 11 Absence of Certain Changes . From September 30 , 2021 to the date of this Agreement, no Material Adverse Effect has occurred . Section 4 . 12 No Violation ; Compliance with Laws . (a) The Company is not in violation of its Bylaws or any similar organizational document, and (b) no other Debtor is in violation of its respective articles of association, charter, bylaws or similar organizational document . To the Company’s knowledge, neither the Company nor any of the other Debtors is in violation of any Law or Order, except for any such violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect .

43 Section 4 . 13 Proceedings . Other than the Chapter 11 Cases and any actions, adversary proceedings or contested motions arising from, related to or commenced in connection with the Chapter 11 Cases and the Plan, there are no governmental, non - governmental or regulatory investigations, actions, suits or proceedings ( Proceedings “) pending or, to the Knowledge of the Company, threatened to which the Company or any of the other Debtors is a party or to which any property of the Company or any of the other Debtors is the subject that constitute a Material Adverse Effect, provided that neither the commencement nor existence of a Chilean Local Reorganization Proceeding solely on the terms provided in Section 8 . 01 (i) of the DIP Facility nor the commencement and/or existence of a Brazilian Local Reorganization Proceeding shall affect the representation in this Section 4 . 13 . Section 4 . 14 Labor Relations . No labor problem or dispute with the employees of the Debtors exists or is threatened or imminent, and no Debtor is aware of any existing or imminent labor disturbance by the employees of any of its or its subsidiaries’ principal suppliers, contractors or customers, in each case except as would not reasonably be expected to have a Material Adverse Effect . Section 4 . 15 Intellectual Property ; Privacy . Except as would not reasonably be expected to have a Material Adverse Effect, (i) each of the Debtors owns, or has a valid and enforceable right, whether express or implied, to use, all Intellectual Property that is used in the conduct of their respective businesses as currently conducted ; (ii) Company and each Debtor possess all ownership rights or licenses necessary to use their Intellectual Property, Software and informational technology systems as currently used in their business and will continue to possess all such ownership rights or licenses after the Effective Date substantially to the same extent as prior thereto and without any material disruption ; (iii) no material claim or litigation is pending or threatened in writing against any Debtor (or, to the Knowledge of the Company, otherwise threatened) by any Person (1) challenging the right of a Debtor to use any Intellectual Property owned by or licensed to such Debtor, (2) challenging the validity of any Intellectual Property owned by a Debtor or (3) claiming infringement, misappropriation or any other violation by a Debtor of any right in Intellectual Property of any Person, (iv) no Intellectual Property used in the operation of the business of each Debtor as currently conducted infringes, misappropriates or otherwise violates any rights in Intellectual Property of any Person and (v) each of the Debtors is in material compliance with all applicable Privacy and Security Laws . Section 4.16 Title to Real and Personal Property . (a) Real Property . Except where the failure (or failures) to have such title would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or one of its Subsidiaries, as the case may be, has good, valid, defensible and marketable title in fee simple to each Owned Real Property . (b) Leased Real Property . All Real Property Leases material to the business of the Debtors are valid, binding and enforceable by and against the Company or any of its relevant Subsidiaries, and, to the Knowledge of the Company, the other parties thereto and are in full force and effect, and no written notice to terminate, in whole or part, any of such Real Property Leases has been delivered to the Company or any of the other Debtors nor, to the Knowledge of the Company, has there been any indication that any such notice of termination will be served except

44 leases in respect of which the failure to be in full force and effect or termination would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. (c) Personal Property . Except where the failure (or failures) to have such title would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or one of its Subsidiaries has good title or, in the case of leased assets used or held for use in the business conducted by the Company and its Subsidiaries, a valid leasehold interest, free and clear of all Liens, to all of the tangible personal property and assets necessary to conduct the Debtors’ business as presently conducted, and each aircraft used in the Debtors’ business is either (i) legally and/or beneficially owned by the Company or any of its Subsidiaries or (ii) subject to a right to possess by the Company or any of its Subsidiaries, leased by the Company or any of its Subsidiaries under a lease agreement with a third party and is free and clear of all Liens, other than Liens arising from or relating to industry pooling arrangements, Permitted Liens, and Liens for which neither the Company nor any of its Subsidiaries is responsible under the terms of the relevant lease . Section 4 . 17 No Undisclosed Relationships . Other than contracts or other direct or indirect relationships between or among any of the Debtors, or contracts or relationships that are immaterial in amount or significance, no relationship, direct or indirect, exists between or among the Company or any of the other Debtors, on the one hand, and the directors or officers, greater than five percent ( 5% ) shareholders, customers or suppliers of the Company or any of the other Debtors, on the other hand, that is required by the Exchange Act to be described in the Company SEC Documents and that are not so described in the Company SEC Documents, except for the transactions contemplated by this Agreement . Section 4 . 18 Licenses and Permits . The Company and its Subsidiaries possess all licenses, certificates, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate Governmental Entities that are necessary for the ownership or lease of their respective properties and the conduct of the business of the Debtors, including all licenses, certificates of authority, permits or other authorizations that are required from any Governmental Entity in connection with the operation, ownership, maintenance and leasing of aircraft, in each case, except as does not constitute a Material Adverse Effect . Neither the Company nor any of the other Debtors (a) has received notice of any revocation or modification of any such license, certificate, permit or authorization or (b) has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course, in each case, that would reasonably be expected to constitute a Material Adverse Effect . Section 4.19 Environmental . (a) Except with respect to any matters that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect, the Debtors (i) are in compliance with all Environmental Laws and have all licenses, certificates, permits and other authorizations necessary for its operations under Environmental Laws, (ii) have not received notice of any actual or potential liability pursuant to Environmental Laws, or (iii) is undertaking, or has completed, any investigation or assessment or remedial or response action relating to any presence, actual or release of Material of Environmental Concern at any site, location or operation .

45 (b) Except with respect to any matters that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect, (i) as of the date of this Agreement, there are no claims pursuant to Environmental Laws pending or, to the Knowledge of the Company, threatened, including any such claims pending or threatened against the Debtors or any of their respective properties, (ii) there has been no release of Materials of Environmental Concern that would reasonably be expected to give rise to any cost, liability or obligation of the Debtors under any Environmental Laws, and (iii) no Debtors have expressly assumed by contract or operation of law any known or contingent liability or obligation of any other Person arising under or relating to Environmental Laws . Section 4.20 Tax Matters . Except as would not, individually or in the aggregate, constitute a Material Adverse Effect: (a) the Company and each of the other Debtors have timely filed or caused to be timely filed (taking into account any applicable extension of time within which to file) with the appropriate taxing authorities all tax returns, statements, forms and reports (including elections, declarations, disclosures, schedules, estimates and information Tax Returns) for Taxes (collectively Tax Returns “) that are required to be filed by, or with respect to, the Company and its Subsidiaries . The Tax Returns accurately reflect all material liability for Taxes of the Company and its Subsidiaries, taken as a whole, for the periods covered thereby . (b) All material Taxes and Tax liabilities of the Company and its Subsidiaries required to be paid before the Closing Date, whether or not shown as due under the Tax Returns, have been paid in full or will be paid in full pursuant to the Plan . (c) Other than in connection with the Chapter 11 Cases, neither the Company nor any of the other Debtors has received any written notices from any taxing authority relating to any issue that could constitute a Material Adverse Effect of the Company and its Subsidiaries, taken as a whole . (d) All material Taxes that the Company and its Subsidiaries (taken as a whole) were (or was) required by Law to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party have been duly withheld or collected, and have been timely paid to the proper authorities to the extent due and payable . (e) Neither the Company nor any of the other Debtors has been included in any consolidated,” unitary” or combined” Tax Return provided for under any Law with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which the Company and/or its current or past Subsidiaries are or were the only members) . (f) There are no material Liens with respect to Taxes upon any of the assets or properties of the Company and its Subsidiaries (taken as a whole), other than Permitted Liens . Section 4 . 21 Labor and Social Security Matters . All contributions or premiums required to be made by the Company pursuant to applicable labor and social security Laws have been made, except where failure to do so would not be expected to result in a Material Adverse Effect .

46 Section 4 . 22 Internal Control Over Financial Reporting . The Company has established and maintains a system of internal control over financial reporting (as defined in Rules 13 a - 15 (f) and 15 d - 15 (f) promulgated under the Exchange Act) that complies in all material respects with the requirements of the Exchange Act and has been designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS . The Company is not aware of any material weaknesses in its internal control over financial reporting, other than any such material weaknesses with respect to which a plan for remediation has been established . Section 4 . 23 Disclosure Controls and Procedures . The Company maintains disclosure controls and procedures (within the meaning of Rules 13 a - 15 (e) and 15 d - 15 (e) promulgated under the Exchange Act) designed to ensure that information required to be disclosed by the Company in the reports that it files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including that information required to be disclosed by the Company in the reports that it files and submits under the Exchange Act is accumulated and communicated to management of the Company as appropriate to allow timely decisions regarding required disclosure, and such disclosure controls and procedures are effective . Section 4 . 24 No Unlawful Payments . Except as disclosed in the Company SEC Documents, neither the Company nor any of the other Debtors nor, to the Knowledge of the Company, any of their respective directors, officers or employees, agents or other Persons acting on behalf of the Company or any of the other Debtors, has, in any material respect : (a) used any funds of the Company or any of the other Debtors for any unlawful contribution, gift, entertainment or other unlawful expense, in each case relating to political activity ; (b) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds ; or (c) made any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, in each case, in violation of any applicable Law (including the Foreign Corrupt Practices Act of 1977 , Law 20 , 393 (Chile) and Law 19 , 913 (Chile)) . Section 4 . 25 Compliance with Money Laundering Laws . The operations of the Company and its Subsidiaries are and have been at all times conducted in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970 , as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar Laws (collectively, the Money Laundering Laws “) and no material action, suit or proceeding by or before any Governmental Entity or any arbitrator involving the Company or any of the other Debtors with respect to Money Laundering Laws is pending or, to the Knowledge of the Company, threatened . Section 4 . 26 Compliance with Sanctions Laws . Neither the Company nor any of the other Debtors nor any of their respective directors or officers, (i) is currently the target of any economic sanctions administered by the Office of Foreign Assets Control of the U . S . Treasury Department and/or the Chilean Unidad de Análisis Financiero ( Sanctions ” and each a Sanctioned Person “), or (ii) used the proceeds of any credit facility or other indebtedness in connection with the Chapter 11 Cases for the purpose of financing the activities of any Person that, to the Knowledge of the Company, was at the time of such use a Sanctioned Person, in violation

47 of Sanctions in any material respect . The Company will not directly or knowingly indirectly use the proceeds of the Offerings or the sale of the New Convertible Notes or the New Shares, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other Person, for the purpose of financing the activities of any Person that, to the Knowledge of the Company, is currently a Sanctioned Person in violation of Sanctions in any material respect . Section 4 . 27 No Broker’s Fees . None of the Company nor any of the other Debtors is a party to any Contract with any Person (other than this Agreement) that would give rise to a valid claim against the Backstop Parties for a brokerage commission, finder’s fee or like payment in connection with the Offerings, the sale of the Backstop Securities or the payment of the Backstop Payment . Section 4 . 28 Certain Aircraft Matters . The Debtors and their Subsidiaries and Affiliates hold all material air operator’s certificates (or such similar document as is applicable in the relevant jurisdiction) sufficient to operate aircraft in the manner and jurisdictions in which its aircraft are currently operated . Section 4 . 29 Insurance . Except as would not reasonably be expected to have a Material Adverse Effect, the properties of the Debtors are insured with financially sound and reputable insurance companies which are not Affiliates of the Company, in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar properties and assets in localities where the applicable Debtor operates, as are necessary to ensure that Uninsured Liabilities of the Debtors are not reasonably likely to result in a Material Adverse Effect . For these purposes, Uninsured Liabilities ” shall mean any losses, damages, costs, expenses and/or, liabilities (including any losses, damages, costs, expenses or liabilities resulting from property damage or casualty, general liability, workers’ compensation claims and business interruption) incurred by the Debtors which are not covered by insurance, but with respect to which insurance coverage is commercially available to Persons engaged in the same or similar business as the Debtors . Section 4 . 30 Investment Company Act . None of the Debtors is required to register as an investment company” as defined in the United States Investment Company Act of 1940 , as amended . Section 4 . 31 Exemption from Registration . Assuming the accuracy of the representations made by the Backstop Parties in Article V, the offer, issuance, sale and/or distribution (as applicable) of Plan Securities will be made in reliance on and in compliance with exemptions from registration under the Securities Act, including, without limitation, Section 4 (a)(2) and Regulation S under the Securities Act . Section 4 . 32 Alternative Transaction . Neither the Company nor any of the other Debtors is pursuing, or in discussions or negotiations regarding, any solicitation, offer, or proposal from any Person concerning any actual or proposed Alternative Transaction and the Company and any other Debtor has, as applicable, terminated any existing discussions or negotiations regarding any actual or proposed Alternative Transaction .

48 AR TI C LE V REPRESENTATIONS AND WARRANTIES OF THE BACKSTOP PARTIES Each Backstop Party represents and warrants, as to itself only, unless otherwise set forth herein, as of the date of this Agreement and as of the Closing Date, as set forth below . Section 5 . 1 Incorporation . To the extent applicable, such Backstop Party is a legal entity duly organized, validly existing and, if applicable, in good standing (or the equivalent thereof) under the laws of its jurisdiction of incorporation or organization, except where the failure to be in good standing, or the equivalent, would not have a material adverse effect on such Backstop Party’s performance of its obligations under this Agreement . Section 5 . 2 Corporate Power and Authority . To the extent applicable, such Backstop Party has the requisite corporate, limited partnership or limited liability company power and authority to enter into, execute and deliver this Agreement and each other Transaction Agreement to which such Backstop Party is a party as of the date this representation is made and to perform its obligations hereunder and thereunder and has taken all necessary corporate, limited partnership or limited liability company action required for the due authorization, execution, delivery and performance by it of this Agreement and such other Transaction Agreements . Section 5 . 3 Execution and Delivery . This Agreement and each other Transaction Agreement to which such Backstop Party is a party as of the date this representation is made has been, or prior to its execution and delivery will be, as applicable, duly and validly executed and delivered by such Backstop Party and when executed and delivered, will constitute the valid and binding obligations of such Backstop Party, enforceable against such Backstop Party in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity whether applied in a court of law or a court of equity . Section 5 . 4 No Conflict . Assuming that the consents referred to in clauses (a) and (b) of Section 5 . 5 are obtained, the execution and delivery by such Backstop Party of this Agreement and, to the extent applicable, the other Transaction Agreements to which such Backstop Party is a party as of the date this representation is made, the compliance by such Backstop Party with all of the provisions hereof and thereof and the consummation of the transactions contemplated herein and therein (a) will not conflict with, or result in a breach or violation of, any of the terms or provisions of, or constitute a default under (with or without notice or lapse of time, or both), or result in the acceleration of, or the creation of any Lien under, any Contract to which such Backstop Party is a party or by which such Backstop Party is bound or to which any of the properties or assets of such Backstop Party are subject, (b) will not result in any violation of the provisions of the certificate of incorporation or bylaws (or comparable constituent documents) of such Backstop Party and (c) will not result in any material violation of any Law or Order applicable to such Backstop Party or any of its properties, except, in each of the cases described in clauses (a), (b) and (c), for any conflict, breach, violation, default, acceleration or Lien which would not reasonably be expected, individually or in the aggregate, to have a material adverse effect on such Backstop Party’s performance of its obligations under this Agreement .

49 Section 5 . 5 Consents and Approvals . No consent, approval, authorization, order, registration or qualification of or with any Governmental Entity having jurisdiction over such Backstop Party or any of its properties is required for the execution and delivery by such Backstop Party of this Agreement and, to the extent applicable, the other Transaction Agreements to which such Backstop Party is a party as of the date this representation is made, the compliance by such Backstop Party with all of the provisions hereof and thereof and the consummation of the transactions (including the purchase by such Backstop Party of its Backstop Commitment Percentage of the Backstop Securities) contemplated herein and therein, except (a) Antitrust Approvals, if any, including any filings required pursuant to the HSR Act , in each case, in connection with the transactions contemplated by this Agreement, and (b) any consent, approval, authorization, order, registration or qualification which, if not made or obtained, would not reasonably be expected, individually or in the aggregate, to have a material adverse effect on such Backstop Party’s performance of its obligations under this Agreement . Section 5 . 6 Purchasing Intent . Such Backstop Party is not acquiring the Backstop Securities with the view to, or for resale in connection with, any distribution thereof not in compliance with applicable securities Laws, and such Backstop Party has no present intention of selling, granting any participation in, or otherwise distributing the same, except in compliance with applicable securities Laws . Section 5 . 7 Sophistication ; Investigation . Such Backstop Party has such knowledge and experience in financial and business matters such that it is capable of evaluating the merits and risks of its investment in the Backstop Securities being acquired hereunder . Such Backstop Party is an institutional accredited investor” within the meaning of Rule 501 under the Securities Act or a qualified institutional buyer” within the meaning of Rule 144 A of the Securities Act . Such Backstop Party understands and is able to bear any economic risks associated with such investment (including the necessity of holding the Backstop Securities for an indefinite period of time) . Without limiting the representations, warranties, covenants and agreements of the Company in this Agreement, such Backstop Party has conducted and relied on its own independent investigation of, and judgment with respect to, the Debtors and the advice of its own legal, tax, economic, and other advisors . Such Backstop Party has agreed to purchase its respective Backstop Commitment Percentage of the Unsubscribed ERO New Common Stock only for its own account and not for the account of others, or if purchasing its respective Backstop Commitment Percentage as a fiduciary or agent for one or more investor accounts, each owner of such account is a qualified institutional buyer” or an institutional accredited investor” (within the meaning of Rule 501 under the Securities Act), and such Backstop Party has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account . Such Backstop Party understands that the Backstop Securities are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the issuance of the Backstop Securities by the Company to such Backstop Party has not been registered under the Securities Act . Such Backstop Party understands that the Backstop Securities may not be offered, resold, transferred, pledged or otherwise disposed of by such Backstop Party in the United States absent an effective registration statement under the Securities Act, except pursuant to an applicable exemption from the registration requirements of the Securities Act, and in accordance with any applicable securities laws of the applicable states and other jurisdictions of the United States . Such Backstop Party acknowledges and agrees that, absent an effective registration statement, that the Backstop

50 Securities will be subject to these securities law transfer restrictions and as a result of these transfer restrictions, such Backstop Party may not be able to readily resell the Backstop Securities and may be required to bear the financial risk of an investment in the Backstop Securities for an indefinite period of time in the United States . For the avoidance of doubt, nothing in this representation or any other provision of this Agreement in intended as a waiver of any terms that may be agreed to in the Registration and Listing Terms or Registration Rights Agreements . Such Backstop Party understands and agrees that such Backstop Party is purchasing the Backstop Securities directly from the Company . Each Backstop Party further acknowledges that there have not been, and such Backstop Party hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to such Backstop Party with regard to the subject matter hereof by the Company, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Company set forth in this Agreement . Each Backstop Party acknowledges that certain information provided by the Company was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections . In making its decision to purchase the Backstop Securities, each Backstop Party has relied solely upon such Backstop Party’s sources of information, and independent investigation made by such Backstop Party (including investment advice such Backstop Party deems appropriate) with respect to the Backstop Commitment, the Backstop Securities, the business, condition (financial and otherwise), management, operations, properties and prospects of the Company, including, but not limited to, all business, legal, regulatory, accounting, credit, and tax matters and the Company’s representations, warranties, covenants contained herein . Each Backstop Party acknowledges and agrees that such Backstop Party has received and has had an adequate opportunity to review information made available to such Backstop Party in connection with such Backstop Party’s purchase of the Backstop Securities and such financial and other information as such Backstop Party deems necessary in order to make an investment decision with respect to the Backstop Securities . Section 5 . 8 Sufficiency of Funds . Such Backstop Party, as of the Escrow Funding Date, will be able to pay or cause to be paid in immediately available funds the cash portion of the Purchase Price for its Backstop Commitment Percentage of the Backstop Securities as provided herein . Section 5 . 9 Proceedings . As of the date hereof, there are no Proceedings pending or, to the knowledge of such Backstop Party, threatened to which such Backstop Party is a party or to which any property of such Backstop Party is the subject that would reasonably be expected to prevent, materially delay or materially impair the ability of such Backstop Party to consummate the transactions contemplated hereby . Section 5 . 10 Competition . Such Backstop Party is not a Competitor Party (or, if it is a Competitor Party, it is an affiliate of a Backstop Shareholder) .

51 Section 5 . 11 Additional Securities Laws Matters ; Undertakings . No such Backstop Party, its Affiliates or any person acting on its or any of their behalf has engaged, or will engage, in any form of general solicitation or general advertising (within the meaning of Rule 502 (c) of the Securities Act) or directed selling efforts (within the meaning of Regulation S) in connection with the offering of the Backstop Securities or Backstop Commitments, or that would require the registration of the Backstop Securities or Backstop Commitments under the Securities Act . (b) Such Backstop Party is not purchasing the Backstop Securities as a result of any advertisement, article, notice or other communication regarding the Backstop Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or, to such Backstop Party’s knowledge, any other general solicitation or general advertisement or directed selling efforts . (c) Such Backstop Party has not engaged and will not engage in any activity that would reasonably be expected to cause or result, under the Exchange Act, or otherwise, in stabilization and manipulation of the price of any Backstop Securities . Section 5.12 BCA Claims . (a) Each Backstop Party, after taking into account (x) the consummation of any transactions in respect of claims that remain pending as of the date of this Agreement and any Transfers of BCA Claims made in compliance with this Agreement and (y) the effect of the last sentence of this subsection (a), (i) (A) is the legal and beneficial owner of BCA Claims, or portion of the claims as set forth below its name on Schedule 1 hereof (or, as applicable, the joinder referred to in this Agreement (as defined below)), free and clear of all claims, Liens and encumbrances, or (B) has investment and voting discretion with respect to the BCA Claims, or portions of BCA Claims, as set forth below its name on Schedule 1 hereof (or, as applicable, the joinder referred to in this Agreement) in respect of matters relating to its obligations under this Agreement and has the power and authority to bind the beneficial owner(s) of such BCA Claims (or portions thereof) to the terms of this Agreement (with respect to such Backstop Party, all BCA Claims under clauses (A) and (B) and any additional BCA Claims it owns or has such control over from time to time regardless of when acquired, including such BCA Claims acquired after the date of this Agreement, the Participating Claims “) ; and (ii) has full power and authority to act on behalf of, vote and consent to matters concerning such Participating Claims with respect to matters relating to its obligations under this Agreement and dispose of, exchange, assign and transfer such Participating Claims . Further, each Backstop Party has made no prior assignment, sale or other transfer of, and has not entered into any other agreement to assign, sell or otherwise transfer, in whole or in part, any portion of its right, title, or interests in such Participating Claims ; provided , however , all Parties hereto acknowledge and agree that there may be such transactions between certain of the Backstop Parties that remain pending as of the date of this Agreement . Notwithstanding anything to the contrary contained herein, the Parties hereto acknowledge and agree that the Backstop Parties that are holders of Participating Claims may be (i) the beneficial owner of all or a portion of the principal amount of such Participating Claims pursuant to a participation agreement or sub - participation agreement or (ii) the buyer under a trade confirmation for all or a portion of the principal amount of such Participating Claims which, as of the date of this Agreement, remains pending for settlement ; accordingly, such Backstop Parties’ investment

52 and voting discretion for all purposes hereunder (including without limitation, the ability to dispose of, exchange, assign and transfer such Participating Claims) may be limited or restricted by the express terms of such Backstop Parties’ respective participation agreement, sub - participation agreement, or trade confirmation which may grant the sub - participation counterparty and/or the nominal or record holder of such Participating Claims the right to vote or direct actions in respect of such Backstop Parties’ Participating Claims . ARTICLE VI ADDITIONAL COVENANTS Section 6.1 Approval of the Requisite Backstop Parties . (a) Each of the following Restructuring Documents shall be consistent with the terms of this Agreement and the Restructuring Support Agreement and in form and substance acceptable to the Company and the Requisite Backstop Parties : (i) the Plan ; (ii) the Confirmation Order ; (iii) the Disclosure Statement ; (iv) the Backstop Order ; (v) the Registration Rights Agreement ; and (vi) the Bylaws Amendment ; (vii) the Backstop Shareholders Backstop Agreement ; (viii) the bond issuance agreements for the New Convertible Notes ; and (ix) the Escrow Agreement . (b) Each of the following Restructuring Documents shall be on material terms, including economic terms, acceptable (and otherwise on terms reasonably acceptable) to the Requisite Backstop Parties : the definitive documentation with respect to the Exit Financing . (c) Any amendment, modification or supplement to the DIP Facility Documents or Financing Order following the Permitted DIP Refinancing that could reasonably be considered to be adverse in a material respect to the interests of Backstop Parties shall be subject to the prior written consent of the Requisite Backstop Parties . (d) Each other Restructuring Document shall be consistent in all material respects with the terms of this Agreement and the Restructuring Support Agreement and in form and substance reasonably acceptable to the Company and the Requisite Backstop Parties . Section 6 . 2 Orders ; Plan and Disclosure Statement . The Debtors shall use their respective reasonable best efforts to obtain entry of the Confirmation Order, the Backstop Order and the Disclosure Statement Order, as contemplated by, and otherwise in compliance with, the Restructuring Support Agreement . The Company shall provide to counsel to the Backstop Parties a copy of each of the proposed Confirmation Order, Disclosure Statement Order, and Backstop Order, and a reasonable opportunity to review and comment on such documents . The Company shall provide counsel to the Backstop Parties a copy of any proposed amendment, modification or change to the Plan, the Disclosure Statement, the Confirmation Order, the Backstop Order the Disclosure Statement Order and the Financing Order and a reasonable opportunity to review and comment on such documents in advance of any filing, execution, distribution or use (as applicable) thereof .

53 Section 6.3 Covenants of the Company . (a) Affirmative Covenants of the Company . Except (i) as explicitly set forth in this Agreement, the Restructuring Support Agreement or the Plan approved in accordance with Section 6 . 1 above, or (ii) with the express consent (which may be by email from Kramer Levin) of the Requisite Backstop Parties, during the period from the date of this Agreement to the earlier of the Closing Date and the date on which this Agreement is terminated in accordance with its terms (the Pre - Closing Period “), the Debtors shall (x) comply with the provisions of the Restructuring Support Agreement and each Restructuring Document entered into prior to the Effective Date and (y) do the following : (i) promptly (but in any event within three (3) Business Days) notify Kramer Levin in writing of (A) the occurrence, or failure to occur, of any event of which the Debtors have actual knowledge and which such occurrence or failure would likely cause (x) any representation of the Debtors contained in this Agreement to be untrue or inaccurate in any material respect, (y) any covenant of the Debtors contained in this Agreement not to be satisfied in any material respect, or (z) any condition precedent contained in the Plan, the Restructuring Support Agreement, the Backstop Shareholders Backstop Agreement or this Agreement related to the obligations of the Debtors not to occur or become impossible to satisfy and (B) the occurrence of an event giving rise to a right to terminate this Agreement, the Restructuring Support Agreement or the Backstop Shareholders Backstop Agreement ; (ii) operate the business of each of the Debtors and their Subsidiaries in the ordinary course (other than changes in the operations resulting from or relating to the Restructuring Transactions or the filing of the Chapter 11 Cases) and consistent with past practice and in a manner that is consistent in all material respects with this Agreement and the Business Plan, and confer with advisors to the Backstop Parties, as reasonably requested, on operational matters and the general status of ongoing operations ; (iii) as reasonably requested by advisors to any Backstop Party, provide advisors to such Backstop Party information and periodic reporting that the Debtors provide to the Committee (as defined in the Restructuring Support Agreement) or to lenders pursuant to the Current DIP Facility ; and (iv) negotiate in good faith the Registration and Listing Terms with the Requisite Backstop Parties, to be agreed to by the Requisite Backstop Parties and the Company no later than the date on which the hearing for the approval of the Disclosure Statement commences and take such actions as are contemplated by the Registration and Listing Terms to be taken on prior to the Effective Date, including, as applicable, with respect to the registration and listing of the ADSs . (b) Negative Covenants of the Company . The Debtors shall not take any action in violation of the Restructuring Support Agreement, and shall not, and shall cause each of their Subsidiaries not to do any of the following, except (i) as explicitly set forth in this Agreement, the Restructuring Support Agreement or the Plan or expressly permitted under the Current DIP Facility (irrespective of whether such Current DIP Facility is subsequently refinanced or terminated) or

54 (ii) with the express consent of the Requisite Backstop Parties (not to be unreasonably withheld), during the Pre - Closing Period: (i) enter into any Contract, which provides for, or otherwise agree to, implement or consummate an acquisition of a business from or merger with a third party ; (ii) enter into any transaction that is material to the Post - Effective Date Business of the Reorganized Debtors taken as a whole, involving the sale, lease, disposal or abandonment of any business to a third party ; or (iii) incur any indebtedness to a third party, in each case of clauses (i) and (ii), to the extent that it is (x) material to the Post - Effective Date Business of the Reorganized Debtors taken as a whole and (y) outside of the ordinary course of business and otherwise in a manner not consistent with the Business Plan and in the case of clause (iii), to the extent that it is outside the ordinary course of business and otherwise in a manner not consistent with the Business Plan . Section 6.4 Antitrust Approval . (a) Each Party agrees to use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to consummate and make effective the transactions contemplated by this Agreement, the other Transaction Agreements and the Plan . If required or advisable under applicable Law, each Backstop Party and the Company (a Filing Party “) shall file or cause to be filed a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement with the Antitrust Division of the United States Department of Justice and the United States Federal Trade Commission, and any other filings, notifications or other forms required or advisable in order to obtain any Antitrust Approvals (other than the HSR Filing), in each case as soon as reasonably practicable following the date hereof and, when practicable, shall use commercially reasonable efforts to request expedited treatment of any such filings (including requesting early termination of any applicable waiting periods under the HSR Act) and promptly furnish documents or information reasonably requested by any Antitrust Authority . The Company will be responsible for the payment of any filing fees required to be paid to any Governmental Entity with any filings required to be submitted pursuant to this Section 6 . 4 , as well as any required foreign direct investment filings, in connection with the consummation of the transactions contemplated by this Agreement . (b) Each Filing Party that is subject to an obligation pursuant to the Antitrust Laws to notify any transaction contemplated by this Agreement, the Plan or the other Transaction Agreements, agree to reasonably cooperate with each other regarding the content of any antitrust filings and notifications . Each Filing Party shall, to the extent permitted by applicable Law, use reasonable endeavors to : (i) promptly notify each other of, and if in writing, furnish each other with copies of (or, in the case of material oral communications, advise each other orally of) any communications from or with an Antitrust Authority, subject to confidentiality obligations and the need to protect business secrets ; (ii) where reasonably practicable, not participate in any meeting with an Antitrust Authority unless it consults with each other Filing Party in advance and, to the

55 extent permitted by the Antitrust Authority and applicable Law, give each other Filing Party a reasonable opportunity to attend and participate thereat ; (iii) provide copies to each other Filing Party of all material correspondence, filings and communications between such Filing Party and the Antitrust Authority, subject to confidentiality obligations, provided that any such documentation may be redacted to remove any non - public business data or similar information of the Filing Party ; (iv) furnish each other Filing Party with such necessary information and reasonable assistance as may be reasonably necessary in connection with the preparation of any antitrust filing, notification or submission of information to the Antitrust Authority, subject to applicable Law, confidentiality obligations and the need to protect business secrets ; and (v) provide to, and afford reasonable opportunity of comment and review by, each other Filing Party of any material correspondence filings and communications with any Antitrust Authority, no less than two (2) Business Days in advance of any filing, execution, distribution or use (as applicable) thereof . (c) Should a Filing Party be subject to an obligation in connection with any Antitrust Approval to jointly notify with one or more other Filing Parties (each, a Joint Filing Party “) a transaction contemplated by this Agreement, the Plan or the other Transaction Agreements, such Joint Filing Party shall promptly notify each other Joint Filing Party of, and if in writing, furnish each other Joint Filing Party with copies of (or, in the case of material oral communications, advise each other Joint Filing Party orally of) any communications from or with an Antitrust Authority, subject to confidentiality obligations and the need to protect business secrets . (d) Subject to the last sentence of this Section 6 . 4 (d) and to Section 6 . 4 (e) , each Filing Party shall use commercially reasonable efforts to cause the review or waiting periods under the applicable Antitrust Laws to terminate or expire, or to obtain approval from the applicable Antitrust Authority, at the earliest possible date after the date of filing . The communications contemplated by this Section 6 . 4 may be made by a Filing Party on an outside counsel - only basis or subject to other agreed upon confidentiality safeguards . The obligations in this Section 6 . 4 shall not apply to filings, correspondence, communications or meetings with Antitrust Authorities unrelated to the transactions contemplated by this Agreement, the Plan and the other Transaction Agreements . The obligations in this Section 6 . 4 shall not require the Company, any Debtor or any Backstop Party to (1) take any action or share any information which is restricted or prohibited by obligations of confidentiality binding on the Company, any Debtor or any Backstop Party, applicable Law or the rules of any applicable securities exchange ( provided that such Party must only withhold the portion of such information or materials that are actually subject to such confidentiality obligations, applicable Law or rules of any applicable securities exchange and, unless otherwise restricted from doing so by any of the aforementioned, use commercially reasonable efforts to provide such withheld information or materials on an outside counsel only basis or subject to other agreed upon confidentiality safeguards), (2) disclose any document or share any information over which the Company, any Debtor or any Backstop Party asserts any legal professional privilege nor waive or forego the benefit of any applicable legal professional privilege or (3) disclose any non - public business data or similar information of a Filing Party, except such data or information as may be necessary to establish jurisdictional filing or notification requirements, which shall be shared on a counsel - only basis .

56 (e) Notwithstanding anything in this Agreement to the contrary, nothing shall require a Filing Party or any of its Affiliates to (i) dispose of, license or hold separate any of its or its Subsidiaries’ or Affiliates’ assets, (ii) limit its freedom of action or the conduct of its or its Subsidiaries’ or Affiliates’ businesses or make any other behavioral commitments with respect to itself or any of its Subsidiaries or Affiliates, (iii) divest any of its Subsidiaries or its Affiliates, or (iv) commit or agree to any of the foregoing . Without the prior written consent of the Requisite Backstop Parties, neither the Company nor any of the other Debtors shall commit or agree to (x) dispose of, license or hold separate any of its assets or (y) limit its freedom of action with respect to any of its businesses or commit or agree to any of the foregoing, in each case, in order to secure any necessary consent or approvals for the transactions contemplated hereby under the Antitrust Laws . Notwithstanding anything to the contrary herein, neither the Backstop Parties, nor any of their Affiliates, nor the Company or any of the other Debtors, shall be required as a result of this Agreement, to initiate any legal action against, or defend any litigation brought by, the United States Department of Justice, the United States Federal Trade Commission, or any other Governmental Entity in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding which would otherwise have the effect of preventing or materially delaying the transactions contemplated hereby, or which may require any undertaking or condition set forth in the preceding sentence . Section 6 . 5 Access to Information . During the Pre - Closing Period, the Debtors agree to provide (a) the Backstop Parties with such other material information regarding, to the extent not constituting material non - public information (within the meaning of the United States Federal, state or other applicable securities laws) with respect to the Debtors and their affiliates or their securities, the operations, business affairs and financial condition of the Debtors, in each case as the Backstop Parties may reasonably request from time to time and (b) upon request, provide the AHG Advisors who have signed customary confidentiality agreements information (to the extent practically available) reasonably requested regarding the Company or its Subsidiaries ; provided that the foregoing obligation shall not require the Company or any Debtor or any of their employees, officers, advisors or other representatives to (1) take any action or share any information which is restricted or prohibited by obligations of confidentiality binding on the Company or any Debtor, applicable Law or the rules of any applicable securities exchange ( provided , that such Company or Debtor, as applicable, must only withhold the portion of such information or materials that are actually subject to such confidentiality obligations, applicable Law or rules of any applicable securities exchange, and unless otherwise restricted from doing so by any of the aforementioned, use commercially reasonable efforts to provide such withheld information or materials to the AHG Advisors pursuant to a Confidentiality Agreement) ; provided further that, except with respect to Delta (as defined in the Restructuring Support Agreement) (or any of its Related Purchasers or Ultimate Purchasers that are Affiliates) or the Debtors, the foregoing shall not in any event permit any other party to this Agreement (or such party’s representatives or Affiliates) to have access to any contracts between any of the Debtors and Delta or its Affiliates, other than the Transaction Agreements, nor (2) disclose any document or share any information over which the Company or any Debtor asserts any legal professional privilege nor waive or forego the benefit of any applicable legal professional privilege .

57 Section 6.6 Financial Information . (a) At all times prior to the Closing Date, the Company shall deliver to the AHG Advisors (and upon reasonable request, Backstop Parties) subject to applicable non - disclosure agreements (A) all statements and reports (excluding any compliance certificates, but including any reports delivered with any compliance certificates) (i) the Company is required to deliver pursuant to any DIP Facility Document at the same time the lenders under the DIP Facility are delivered such statements and reports, to the extent that a Backstop Party is not a lender pursuant to the DIP Facility at the time, and (ii) the Company delivers to the Committee, (B) to the extent not included in the foregoing, such other information as shall reasonably be necessary to determine whether (x) the conditions set forth in Sections 7 . 1 (e) and (f) would be satisfied, assuming an Effective Date as of the last day of the preceding calendar month (such information to be provided within ten (10) Business Days of the end of each such month), and (y) whether any of the Termination Events set forth in Section 9 . 1 (c)(xvi) or Section 9 . 1 (c)(xvii) has occurred and (C) as soon as available and in any event on or before the date that is seventy - five (75) days after the end of each of the first three quarterly accounting periods in each fiscal year of the Company and its Subsidiaries, the consolidated financial statements of the Company and its Subsidiaries, in each case as at the end of such quarterly period, that includes a statement of financial position (the Statement of Financial Position “), a statement of comprehensive income (the Statement of Comprehensive Income “), a statement of changes in equity (the Statement of Changes in Equity “), a cash flow statement and notes (the Cash Flow Statement and Notes “), comprising a summary of the significant accounting policies for such quarterly accounting period and for the elapsed portion of the fiscal year ended with the last day of such quarterly period, and setting forth comparative consolidated figures for the related periods in the prior fiscal year or, in the case of such consolidated balance sheet, for the last day of the prior fiscal year, all of which shall be certified by the Chief Financial Officer of the Company as having been prepared in accordance with IFRS subject to changes resulting from audit and normal year - end audit adjustments and shall include certificates of the Chief Financial Officer of the Company as to compliance with the terms of this Agreement, (D) as soon as available and in any event on or before the date that is ninety (90) days after the end of each fiscal year of the Company, the consolidated financial statements of the Company and its Subsidiaries as at the end of such fiscal year, that includes the Statement of Financial Position, the Statement of Comprehensive Income, the Statement of Changes in Equity, a Cash Flow Statement and Notes, comprising a summary of the significant accounting policies, setting forth comparative consolidated figures for the preceding fiscal year, and certified by PricewaterhouseCoopers or another independent certified public accountant of recognized national standing (such statements and reports in clauses (A) through (D) collectively, the Financial Reports “) . (b) The Financial Reports shall be complete and correct in all material respects and shall be prepared consistently throughout the periods reflected therein and with prior periods . (c) (i) Within ten (10) Business Days after the date of this Agreement, the Company shall provide to Evercore detailed financial data in support of its historical calculation of Forward Net Bookings (as defined in Exhibit B) not provided prior to the date hereof, if any, including monthly data for 2019 , and shall thereafter discuss with Evercore such data and related matters reasonably and in good faith, in a manner to ensure that Evercore is able to review such data when provided in accordance with this Agreement, and (ii) the Company shall provide such information on a monthly basis after the date hereof, starting with January 2022, within ten (10) Business Days after the end of each month. Section 6.7 Alternative Transaction Proposals . (a) From the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms and the Closing Date, each Debtor agrees that, subject to Section 6 . 7 (b) , it shall not (i) seek, solicit, encourage, propose, assist, consent to, vote for, engage in substantive negotiations, or enter into any agreement in connection with or regarding, or participate in the formulation or preparation of any Alternative Transaction ; provided , however , if any of the Debtors receive an unsolicited bona fide proposal or expression of interest regarding any Alternative Transaction during the Effective Period (as defined in the Restructuring Support Agreement) ( Alternative Transaction Proposal “), it shall promptly inform the Commitment Parties (as defined in the Restructuring Support Agreement) of any Alternative Transaction and any offer, arrangement, understanding or agreements related to any Alternative Transaction that such Debtor becomes aware of and promptly provide counsel to the Commitment Parties with a summary of the material terms thereof ; and (ii) enter into any agreement to pursue any Alternative Transaction or other restructuring transaction for the Debtors or substantially all of their assets or equity interests . (b) Notwithstanding anything to the contrary in Section 6 . 7 (a) , nothing in this Agreement shall require the Debtors or the Debtors’ boards of directors (or comparable governing bodies), on the advice of legal counsel with respect to their Exercise of Fiduciary Obligation (defined below), to take any action, or to refrain from taking, any action (in each case, prior to Closing) with respect to the Restructuring Transactions, to the extent taking or failing to take such action would result in violation of applicable Law or their fiduciary obligations under applicable Law, and any such action or inaction pursuant to such exercise of their fiduciary duties shall not be deemed to constitute a breach of this Agreement . To the extent any of the Debtors’ boards of directors (or comparable governing bodies) reasonably determines in good faith on the advice of legal counsel with respect to their Exercise of Fiduciary Obligation that the Debtors’ fiduciary obligations under applicable law require the Debtors to take any action, or refrain from taking any action, with respect to the Restructuring Transactions or that such action or inaction would violate applicable law (each an Exercise of Fiduciary Obligation “), including actions or inactions that would constitute a breach under this Agreement, the Debtors may terminate this Agreement pursuant to Section 9 . 1 (d)(ii) without incurring any liability to any one or more of the Backstop Parties under this Agreement (other than payment of the Termination Payment and Expense Reimbursement) ; provided that simultaneously with any Exercise of Fiduciary Obligation, the Debtors shall be required to terminate this Agreement pursuant to Section 9 . 1 (d)(ii) . In the event that the Debtors determine to terminate this Agreement as an Exercise of Fiduciary Obligation, the Debtors shall provide written notice of such Exercise of Fiduciary Obligation to each of the Backstop Parties not more than one (1) Business Day after such exercise (email to counsel being sufficient) . Notwithstanding anything to the contrary herein, nothing in this Section 6 . 7 shall create 58

59 any additional fiduciary obligations on the part of the Debtors or any members, managers, or officers of the Debtors, in such respective capacities, that did not exist prior to the date of the execution of this Agreement . Notwithstanding the foregoing, each of the Debtors acknowledges that its entry into this Agreement and the Restructuring Transactions is consistent with applicable law and its fiduciary duties as of the date of execution of this Agreement . Section 6.8 Commercially Reasonable Efforts . (a) Without in any way limiting any other respective obligation of the Debtors or any Backstop Party in this Agreement, the Debtors shall use (and shall cause its Subsidiaries to use), and each Backstop Party shall use, commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable in order to consummate and make effective the transactions contemplated by this Agreement, the Plan and the other Transaction Agreements, including using commercially reasonable efforts in : (i) timely preparing, filing and seeking (as applicable) all filings or registrations with, notifications to, or authorizations, consents or approvals of any regulatory or other Governmental Entity or third party, including, in the case of the Debtors, obtaining all required consents, approvals and votes from the shareholders and boards of directors and any other governing bodies of the Debtors and their Subsidiaries to effectuate the terms of this Agreement and the Plan and otherwise effectuate the Restructuring Transactions ; (ii) in the case of the Debtors, timely filing an objection to any motion filed with the Bankruptcy Court by any person seeking an order, and otherwise defending any Proceeding, challenging this Agreement, the Plan or any other Transaction Agreement or the consummation of the transactions contemplated hereby and thereby, including seeking to have any stay or temporary restraining order entered by any Governmental Entity vacated or reversed ; (iii) working together in good faith to finalize the New Convertible Notes Documentation, Registration Rights Agreement, Reorganized LATAM Parent Corporate Documents (including the Bylaws Amendment), any other documentation contemplated by the Registration and Listing Terms to be included in the Plan Supplement, and other Plan Supplement documents, for timely inclusion in the Plan Supplement and filing with the Bankruptcy Court and (iv) structuring the transactions contemplated by this Agreement in a tax efficient manner ; provided that no obligation herein shall require any Party to amend this Agreement or the Restructuring Support Agreement . (b) Nothing contained in this Section 6 . 8 shall limit the ability of any Backstop Party to (i) consult with the Debtors, any other Backstop Party, or any other party in interest in the Chapter 11 Cases, (ii) to appear and be heard, or (iii) to file objections, concerning any matter arising in the Chapter 11 Cases . Section 6 . 9 New Board of Directors ; Governance . The provisions set forth under Governance” in the Restructuring Term Sheet are hereby incorporated by reference . All documents described in subsection (i) thereunder shall be included in the Plan Supplement in form and substance reasonably acceptable (or, in the case of the Bylaws Amendment, in form and substance acceptable) to the Requisite Backstop Parties . From the Effective Date until the date on which the new Board of Directors is constituted, the Company shall provide at least five (5) Business Days’ advance notice to each Electing Shareholder (as hereinafter defined) prior to the Company taking, or the Board approving, any material agreements outside the ordinary course of business and not consistent with the Company’s past practices with any Affiliate of the Company, or any other action outside the ordinary course of business and not consistent with the Company’s

60 past practices that could reasonably be expected to have a permanent and material effect on the Post - Effective Date Business . Electing Shareholder ” means any Shareholder or Backstop Party that holds in excess of 7 . 5 % of the New Shares, on an as converted basis (assuming conversion of all New Convertible Notes) . Section 6.10 Corporate Incentive Plan; Management Protection Provisions and Short Term Incentive Plan . (a) Each of the Backstop Parties agree that the proposed terms of the Corporate Incentive Plan set forth on Schedule 3 herein are acceptable to them, and, subject to the approval of the existing Board of Directors of such terms, agree to use commercially reasonable efforts to take or cause to be taken such actions, and do or cause to be done such things, reasonably necessary, proper or advisable in order to have the Corporate Incentive Plan reflected in the Plan and assist in obtaining the allocation and implementation of such Corporate Incentive Plan by the new Board of Directors to be appointed after the Effective Date . The Corporate Incentive Plan shall be consistent in all respects with the terms set forth on Schedule 3 hereto . (b) The Management Protection Provisions and Short Term Cash Incentive described on Schedule 3 hereto shall be on terms consistent with Schedule 3 hereto . The Debtors shall provide the AHG Advisors with copies of any agreements, amendments, communications or other documents (with reasonable opportunity to review) related to the Management Protection Provision and Short Term Cash Incentive for review and comment and the Company, together with its advisors, shall consider, in good faith, all reasonable comments of the AHG Advisors ( provided such comments are not inconsistent with Schedule 3 hereto) . Section 6.11 Securities Registration; Registration Rights Agreement, Etc. . (a) Chile . All Plan Securities shall be registered with the CMF and listed on the Santiago Stock Exchange ; provided , that the New Convertible Notes will not be listed on the Santiago Stock Exchange unless otherwise required by applicable Law ; and the New Shares and the New Convertible Notes shall be freely transferrable in Chile by Affiliates and non - Affiliates as of the Effective Date (and, in the case of the New Shares to be delivered upon the conversion of the New Convertible Notes, upon conversion of the New Convertible Notes (other than the New Shares underlying the New Convertible Notes Class B, which shall be subject to a lock - up on the terms and conditions set forth in the Restructuring Support Agreement)) . (b) LATAM Parent and the Requisite Backstop Parties shall in good faith negotiate a registration rights agreement (the Registration Rights Agreement “) and any other documentation contemplated by the Registration and Listing Terms, in each case in form and substance acceptable to the Requisite Backstop Parties, in consultation with the Backstop Shareholders, with material terms thereof to be agreed in the Registration and Listing Terms . Section 6.12 Use of Proceeds . The Debtors will apply the proceeds from the Offerings and the Backstop Securities pursuant to the Plan.

61 ARTICLE VII CONDITIONS TO THE OBLIGATIONS OF THE PARTIES Section 7 . 1 Conditions to the Obligation of the Backstop Parties . The obligations of each Backstop Party to consummate the transactions contemplated hereby shall be subject to (unless waived in accordance with Section 7 . 2 ) the satisfaction of the following conditions : (a) Orders . The Bankruptcy Court shall have entered the Disclosure Statement Order, the Backstop Order and the Confirmation Order (including, for the avoidance of doubt, in each case, any amendment, supplement or modification thereof), each in form and substance acceptable to the Requisite Backstop Parties, and each such Order shall be a Final Order ; such order shall be in full force and effect, and not subject to a stay . (b) RSA and Backstop Shareholders Backstop Agreement . (i) The Restructuring Support Agreement shall not have been terminated and shall be in full force and effect with respect to all parties thereto and (i) no notice has been delivered alleging a default by any Debtor thereunder or purporting to give notice of termination thereof and (ii) no Debtor has taken or refrained from taking any action pursuant to an Exercise of Fiduciary Obligation (as defined in the Restructuring Support Agreement) nor has the board of directors or (or comparable governing body) made a determination to do so . (ii) The Backstop Shareholders Backstop Agreement (including, for the avoidance of doubt, any amendments thereto), in form and substance acceptable to the Requisite Backstop Parties, shall remain in full force and effect, all conditions to the obligations of the Backstop Shareholders thereunder shall have been satisfied or waived in accordance with the terms thereof, and the consummation of the transactions contemplated thereby, including the funding of all amounts owed by all parties thereunder, shall occur prior to or simultaneously with the Closing under this Agreement . (c) Effective Date . The Effective Date shall have occurred, or shall be deemed to have occurred concurrently with the Closing, as applicable, in accordance with the terms and conditions in the Plan and in the Confirmation Order . (d) Exit Financing . The agreements governing the Exit Financing shall be effective prior to or concurrent with the Closing, and shall be on material terms, including economic terms, acceptable (and otherwise on terms reasonably acceptable) to the Requisite Backstop Parties, and all conditions precedent to the extension of credit thereunder shall have been satisfied or waived in accordance with their respective terms and all obligations of the Debtors under the DIP Facility Documents shall have been (or shall be concurrently with the Closing) paid in full in accordance with the terms of the DIP Facility Documents and the DIP Facility shall have been (or shall be concurrently with the Closing) terminated (unless the Permitted DIP Refinancing is structured as a DIP - to - Exit” facility) .

62 (e) Forward Net Bookings . As of the date that is five (5) Business Days prior to the Closing Date, the Forward Net Bookings (as defined in Exhibit B ) exceed the Net Booking Threshold (as defined in Exhibit B) (such condition, the Forward Net Booking Condition “) (f) Minimum Liquidity . After giving pro forma effect to the occurrence of the Effective Date and related transactions, including the entry into, and borrowings to be made (and letters of credit issued) on the Effective Date under, the Exit Financing, the Reorganized Debtors shall have minimum liquidity (consisting of unrestricted cash and cash equivalents, plus proceeds from the Offerings and the Unsubscribed Securities purchased pursuant to the Backstop Commitment net of repayment of all DIP Claims and other uses of proceeds plus amounts available to be drawn under any revolving facilities (but excluding increases to liquidity resulting from (x) material asset sales or financings not contemplated by the Base Business Plan or (y) incurrence of indebtedness for borrowed money other than the Exit Financing) on the Effective Date of no less than (i) $ 2 . 20 billion if the Effective Date takes place in June 2022 ; (ii) $ 2 . 15 billion if the Effective Date takes place in July 2022 ; (iii) $ 2 . 05 billion if the Effective Date takes place in August 2022 ; (iv) $ 1 . 95 billion if the Effective Date takes place in September 2022 ; (v) $ 1 . 9 billion if the Effective Date takes place in October 2022 and (vi) $ 1 . 85 billion if the Effective Date takes place in November 2022 . For the purposes of this Section 7 . 1 (f) , Exit Financing shall be calculated such that (A) (I) notes or term loans do not exceed $ 2 . 250 billion plus (II) an amount not to exceed $ 500 million of additional notes or term loans incurred in lieu of the exit revolving commitments in the succeeding clause (B), (B) exit revolving commitments do not exceed $ 1 . 100 billion less any amount of additional notes or term loans incurred pursuant to the foregoing item (A)(II), and (C) the Company’s Spare Engine Facility (as defined in the Restructuring Support Agreement) does not exceed $ 273 million . (g) Offerings . The Offerings shall have been conducted in accordance with the Plan, the Disclosure Statement Order, this Agreement, New Convertible Notes Preemptive Rights Offering Procedures and ERO Procedures (as applicable) in all material respects, and the ERO Preemptive Rights Offering Period, New Convertible Notes Preemptive Rights Offering Period and all other periods applicable to such Offerings shall have concluded . (h) Registration, Listing, etc . (i) All Plan Securities (including, for the avoidance of doubt, the New Shares to be delivered upon conversion of the New Convertible Notes) shall have been registered with the CMF and the Plan Securities shall have been listed on the Santiago Stock Exchange ; provided , that the New Convertible Notes will not be listed on the Santiago Stock Exchange unless otherwise required by applicable Law ; and the New Shares and the New Convertible Notes shall be freely transferrable in Chile by Affiliates and non - Affiliates, as of the Effective Date ; provided , that in the case of the New Shares to be delivered upon conversion of the New Convertible Notes, all actions shall have been taken and approvals received so that such New Shares will be freely transferable in Chile upon conversion of the New Convertible Notes (other than the New Shares underlying the New Convertible Notes Class B, which shall be subject to a lock - up on the terms and conditions set forth in the Restructuring Support Agreement) ; and (B) any other Securities Law Approvals (including by the CMF) and all other notifications, consents, authorizations and approvals required to be made or obtained from any Governmental Entity in connection

63 with the registration of the Plan Securities with the CMF and the listing thereof with the Santiago Stock Exchange (other than the listing of the New Convertible Notes, which will not be listed on the Santiago Stock Exchange unless otherwise required by applicable Law) (and, if applicable pursuant to the Registration and Listing Terms, any other jurisdiction / exchange) have been made or obtained . (ii) All material actions required to be taken and all events required to have occurred on or prior to the Effective Date pursuant to the Registration and Listing Terms shall have been taken or occurred, including without limitation, to the extent provided in the Registration and Listing Terms, (A) the filing and/or effectiveness, as applicable, of any registration statements at such times and in such form as provided by the Registration and Listing Terms, (B) the filing and /or entry into any other documentation (if applicable) at such times and in such forms as required by the Registration and Listing Terms, and (C) the listing of any Plan Securities and/or ADSs in the applicable jurisdictions provided for therein . (iii) The Registration Rights Agreement (and all documentation contemplated to be entered into by the Registration and Listing Terms prior to the Effective Date) in form and substance acceptable to the Company and the Requisite Backstop Parties shall have been executed and delivered by the Company and shall otherwise have become effective with respect to the Backstop Parties and the other parties thereto and shall be in full force and effect ; and (iv) All Plan Securities shall be, upon payment of any applicable Purchase Price and the occurrence of the Effective Date, validly issued and outstanding, and free and clear of all Taxes, Liens (other than transfer restrictions imposed by applicable Law, if any), preemptive rights, rights of first refusal, subscription and similar rights . (i) Approvals . (A) All terminations or expirations of reviews, investigations or waiting periods imposed by any Governmental Entity necessary for the consummation of the transactions contemplated by this Agreement, the Plan and the Restructuring Support Agreement, including under the HSR Act and in connection with any other Antitrust Approvals, shall have occurred, all filings, notifications consents, authorizations, waivers and approvals required to be made or obtained from any Governmental Entity or third party for the consummation of such transactions shall have been made or obtained ; and (B) all consents and approvals of the board of directors, shareholders and any other governing body of the Debtors and any of their Subsidiaries that are required to implement the transactions contemplated by the Plan, Restructuring Support Agreement, this Agreement and the Backstop Shareholders Backstop Agreement (including the issuance of New Convertible Notes and ERO New Common Stock and the Bylaws Amendment) shall have been obtained . (j) Expense Reimbursement and Backstop Payment . The Debtors shall have paid all Expense Reimbursement accrued through the Closing Date pursuant to Section 3 . 3 , including the Evercore Completion Fee ; the Debtors shall have paid each Backstop Party the Backstop Payment in accordance with the provisions hereof ; and all other amounts, required to be paid or reimbursed by the Debtors to the Backstop Parties or their advisors as of the Effective Date shall have been so paid or reimbursed .

64 (k) No Legal Impediment to Issuance . No Law or Order shall have been enacted, adopted or issued by any Governmental Entity that prohibits the implementation of the Plan or the transactions contemplated by this Agreement . (l) Material Adverse Effect . (i) From and after the date of this Agreement, there shall not have occurred, and there shall not exist, any event, change, effect, occurrence, development, circumstance or change of fact occurring or existing that constitutes a Material Adverse Effect and (ii) the Backstop Parties shall have received on and as of the Closing Date a certificate of the Chief Executive Officer or Chief Financial Officer of the Company confirming the same . (m) Plan . (i) The Company and all of the other Debtors shall have complied in all material respects with the terms of the Plan (as amended, supplemented or otherwise modified from time to time in a manner acceptable to the Requisite Backstop Parties) that are to be performed by the Company or the other Debtors on or prior to the Effective Date, all actions, documents, certificates and agreements necessary to implement the Plan and the other transactions contemplated by the Restructuring Support Agreement shall have been effected or executed and delivered to the required parties, and to the extent required, filed with the applicable Governmental Entities in accordance with applicable Law and the conditions to the occurrence of the Effective Date set forth in the Plan shall have been satisfied or waived in accordance with the terms of the Plan, (ii) the Plan shall have been granted, to the extent that the Debtors in their sole discretion seek enforcement of the Plan in Chile or Colombia, enforcement or its equivalent status in Chile or Colombia ; provided that if the Debtors seek such enforcement or equivalent status, any failure or delay in obtaining such enforcement or equivalent status shall not be a condition precedent to the extent the then - remaining Restructuring Transactions may be consummated in Chile and Colombia by the Effective Date, and (iii) the Plan shall have been granted approval in the joint provision liquidator proceeding pending in the Cayman Islands . (n) Reorganized LATAM Parent Corporate Documents . The Reorganized LATAM Parent Corporate Documents, in form and substance reasonably acceptable (or, in the case of the Bylaws Amendment, acceptable) to the Company and the Requisite Backstop Parties, shall have been duly approved and adopted and/or entered into, as applicable, and shall be in full force and effect . (o) Representations and Warranties . (i) The representations and warranties of the Debtors contained in Sections 4 . 1 , 4 . 2 , 4 . 3 , 4 . 4 , 4 . 5 , 4 . 7 and 4 . 8 shall be true and correct in all material respects (disregarding all materiality or Material Adverse Effect qualifiers and disregarding all qualifications regarding the need for approval of the board of directors or other applicable governing body of the Company or any of its Subsidiaries) at and as of the date hereof and the Closing Date with the same effect as if made on and as of the Closing Date (except for such representations and warranties made as of a specified date, which shall be true and correct as of the specified date) . (ii) The other representations and warranties of the Debtors contained in this Agreement shall be true and correct (disregarding all materiality or Material Adverse

65 Effect qualifiers) at and as of the date hereof and the Closing Date with the same effect as if made on and as of the Closing Date (except for such representations and warranties made as of a specified date, which shall be true and correct as of the specified date), except where the failure to be so true and correct does not, and would not reasonably be expected to, constitute, individually or in the aggregate, a Material Adverse Effect . (p) Covenants . The Debtors shall have performed and complied, in all material respects, with all of their respective covenants and agreements contained in this Agreement (disregarding all materiality or Material Adverse Effect qualifiers) that contemplate, by their terms, performance or compliance prior to or at the Closing Date . (q) Officer’s Certificate . The Backstop Parties shall have received on and as of the Closing Date a certificate of the Chief Executive Officer or Chief Financial Officer of the Company confirming on behalf of the Company in their capacity as an officer of the Company and not in their individual capacity that (i) the conditions set forth in Sections 7 . 1 (l) , (o) and (p) have been satisfied, (ii) the conditions set forth in Sections 7 . 1 (e) and (f) have been satisfied, and (iii) based on available information as of such date, the Company believes that (x) cumulative non - fleet maintenance capex for the remainder of calendar year 2022 and calendar year 2023 is not expected to exceed by more than 20 % the amounts set forth in the Base Business Plan for such period and (y) cumulative EBIT for the remainder of calendar year 2022 and calendar year 2023 is not expected to be materially less than the cumulative EBIT included in the Base Business Plan for such periods . (r) Funding Notice . The Backstop Parties shall have received the Offering Notice and the Funding Notice . (s) Restructuring Documents . To the extent not required above, the Restructuring Documents (including any amendment, supplement or modification thereof) are consistent in all material respects with the terms and consent rights set forth in the Restructuring Support Agreement, this Agreement and the Plan, and shall have been approved, adopted and/or executed (as applicable, or in the case of a court order, issued by the court) and delivered to the Backstop Parties in accordance with Section 6 . 1 hereof . (t) Pending Proceedings . Other than the Chapter 11 Cases and any adversary proceedings or contested motions commenced in connection therewith, there are no legal, governmental or regulatory investigations, actions, suits, or proceedings not disclosed in the financial statements of the Company filed with the SEC prior to the date of this Agreement that are pending or, to the knowledge of the Company, threatened, in each case, to which any of the Debtors or any of their Subsidiaries is a party or to which any property of any of the Debtors or any of their Subsidiaries is subject that (i) are reasonably likely to be determined adversely to the Company and, (ii) if so adversely determined, would reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect . (u) Variant of Concern . Neither the World Health Organization or the U . S . Centers for Disease Control shall have designated or characterized any variant of SARS - CoV - 2 (i . e . , the virus that causes COVID - 19 ) as a variant of concern” (VOC) or variant of high consequence” (VOHC) (or such other designations as may be used by them with similar effect

66 after the date hereof) within such period that begins forty - five (45) days prior to and through a proposed Closing Date ; provided if the condition set forth in this Section 7 . 1 (u) is not satisfied as of a proposed Closing Date, such Closing Date shall be suspended for a period of forty - five (45) days (which period may be waived or shortened by the Requisite Backstop Parties, (the COVID Suspension Period “) in which case, if the Outside Date occurs during the COVID Suspension Period, the Outside Date (and, if applicable, the End Date) shall be extended until the earlier of the end of the COVID Suspension Period or November 30 , 2022 without any requirement for payment of an extension fee by the Company . If, as of the conclusion of the COVID Suspension Period, the conditions set forth in Article VII hereof (including Section 7 . 1 (e) ) are met (and this Agreement has not otherwise been terminated in accordance with its terms), then the suspension of the Closing Date shall terminate and the Closing Date shall occur . (v) At least four (4) days prior to the Closing Date, the Company shall have provided Evercore with all information necessary for Evercore to confirm (x) that the conditions set forth in Section 7 . 1 (e) and (f) will be satisfied as of the Closing Date, (y) whether any of the Termination Events set forth in Sections 9 . 1 (c)(xvi) or 9 . 1 (c)(xvii) shall have occurred as of the end of calendar month preceding such proposed Closing Date and (z) the basis for the Officer’s certificate to be delivered pursuant to Section 7 . 1 (q)(ii) - (iii) . Section 7 . 2 Waiver of Conditions to Obligation of Backstop Parties . All or any of the conditions set forth in Section 7 . 1 may only be waived in whole or in part with respect to all Backstop Parties by a written instrument executed by the Requisite Backstop Parties in their sole discretion and if so waived, all Backstop Parties shall be bound by such waiver . Section 7 . 3 Conditions to the Obligation of the Company . The obligation of the Company and the other Debtors to consummate the transactions contemplated hereby with any Backstop Party is subject to (unless waived by the Company) the satisfaction of each of the following conditions : (a) Effective Date . The Effective Date shall have occurred, or shall be deemed to have occurred concurrently with the Closing, as applicable, in accordance with the terms and conditions in the Plan and in the Confirmation Order . (b) Disclosure Statement Order . The Bankruptcy Court shall have entered the Disclosure Statement Order, and such Order shall be a Final Order and not subject to a stay . (c) Backstop Order . The Bankruptcy Court shall have entered the Backstop Order, and such Order shall be a Final Order and not subject to a stay . (d) Confirmation Order . The Bankruptcy Court shall have entered the Confirmation Order, and such Order shall be a Final Order and not subject to a stay . (e) Conditions to the Plan . The conditions to the occurrence of the Effective Date as set forth in the Plan and in the Confirmation Order shall have been satisfied or waived in accordance with the terms thereof and the Plan . (f) Government Approvals . All terminations or expirations of waiting periods imposed by any Governmental Entity necessary for the consummation of the transactions

67 contemplated by this Agreement, including under the HSR Act and under other Antitrust Laws, shall have occurred, and all other Government Approvals required to be made or obtained from any Governmental Entity (including the approval of the Offerings by the CMF) or under any other Antitrust Law shall have been made or obtained for the transactions contemplated by this Agreement . (g) No Legal Impediment to Issuance . No Law or Order shall have been enacted, adopted or issued by any Governmental Entity that prohibits the implementation of the Plan or the transactions contemplated by the Restructuring Support Agreement or this Agreement . (h) Representations and Warranties . The representations and warranties of each Backstop Party contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date with the same effect as if made on and as of the Closing Date (except for such representations and warranties made as of a specified date, which shall be true and correct only as of the specified date), except where the failure to be so true and correct would not, individually or in the aggregate, prevent or materially impede the Backstop Parties from consummating the transactions contemplated by this Agreement . (i) Covenants . The Backstop Parties shall have performed and complied, in all material respects, with all of their covenants and agreements contained in this Agreement and in any other document delivered pursuant to this Agreement, except where the failure to have so performed and complied would not, individually or in the aggregate, prevent or materially impede the Backstop Parties from consummating the transactions contemplated by this Agreement . (j) Board and Shareholder Approvals . All required consents of the Board and/or the shareholders of the Company (including consents required for amending the Bylaws), any other applicable governing body of any of the subsidiaries of the Company, including any of the Debtors, and applicable shareholders to effectuate the terms of this Agreement and the Plan have been obtained . ARTICLE VIII INDEMNIFICATION AND CONTRIBUTION Section 8 . 1 Indemnification Obligations . The Company and the other Debtors (the Indemnifying Parties ” and each an Indemnifying Party “) shall, jointly and severally, indemnify and hold harmless each Backstop Party, its Affiliates, shareholders, members, partners and other equity holders, general partners, managers, directors and its and their respective Representatives, agents and controlling persons (each, an Indemnified Person “) from and against any and all losses, claims, damages, liabilities and costs and expenses (including Taxes imposed by any Chilean Governmental Entity but excluding (i) Excluded Taxes and (ii) Taxes imposed by any non - Chilean Governmental Entity) arising out of a claim asserted by a third party, any Debtor or any other Person (collectively, Losses “) that any such Indemnified Person may incur or to which any such Indemnified Person may become subject arising out of or in connection with this Agreement, the Plan and the transactions contemplated hereby and thereby, including the Backstop Commitment, the Offerings, the payment of the Backstop Payment or the use of the proceeds of the Offerings or the Backstop Commitments, or any breach by the Debtors of this

68 Agreement, (including the use of proceeds thereof) or any claim, challenge, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any Indemnified Person is a party thereto, and reimburse each Indemnified Person upon demand for reasonable and documented (subject to redaction to preserve attorney client and work product privileges) legal or other third - party expenses incurred in connection with investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, any lawsuit, investigation, claim or other proceeding relating to any of the foregoing (including in connection with the enforcement of the indemnification obligations set forth herein), irrespective of whether or not the transactions contemplated by this Agreement or the Plan are consummated or whether or not this Agreement is terminated ; provided that the foregoing indemnity will not, as to any Indemnified Person, apply to Losses (a) as to a Defaulting Backstop Party and its Related Parties to the extent caused by a Backstop Party Default by such Backstop Party or (b) to the extent they are found by a final, non - appealable judgment of a court of competent jurisdiction to arise from the bad faith, willful misconduct or gross negligence of such Indemnified Person . Section 8 . 2 Indemnification Procedure . Promptly after receipt by an Indemnified Person of notice of the commencement of any claim, challenge, litigation, investigation or proceeding (an Indemnified Claim “), such Indemnified Person will, if a claim is to be made hereunder against the Indemnifying Party in respect thereof, notify the Indemnifying Party in writing of the commencement thereof ; provided that (a) the omission to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability that it may have hereunder except to the extent it has been materially prejudiced by such failure and (b) the omission to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability that it may have to such Indemnified Person otherwise than on account of this Article VIII . In case any such Indemnified Claims are brought against any Indemnified Person and it notifies the Indemnifying Party of the commencement thereof, the Indemnifying Party will be entitled to participate therein, and, to the extent that it may elect by written notice delivered to such Indemnified Person, to assume the defense thereof, with counsel reasonably acceptable to such Indemnified Person ; provided that if the parties (including any impleaded parties) to any such Indemnified Claims include both such Indemnified Person and the Indemnifying Party and based on advice of such Indemnified Person’s counsel there are legal defenses available to such Indemnified Person that are different from or additional to those available to the Indemnifying Party, such Indemnified Person shall have the right to select separate counsel to assert such legal defenses and to otherwise participate in the defense of such Indemnified Claims . Upon receipt of notice from the Indemnifying Party to such Indemnified Person of its election to so assume the defense of such Indemnified Claims with counsel reasonably acceptable to the Indemnified Person, the Indemnifying Party shall not be liable to such Indemnified Person for expenses incurred by such Indemnified Person in connection with the defense thereof (other than reasonable costs of investigation) unless (i) such Indemnified Person shall have employed separate counsel (in addition to any local counsel) in connection with the assertion of legal defenses in accordance with the proviso to the immediately preceding sentence (it being understood, however, that the Indemnifying Party shall not be liable for the expenses of more than one separate counsel representing the Indemnified Persons who are parties to such Indemnified Claims (in addition to one local counsel in each jurisdiction in which local counsel is required) and that all such expenses shall be reimbursed as they occur), (ii) the Indemnifying Party shall not have employed counsel reasonably acceptable to such Indemnified Person to represent such Indemnified Person within a reasonable time after the Indemnifying Party has received notice of commencement of the

69 Indemnified Claims from, or delivered on behalf of, the Indemnified Person, (iii) after the Indemnifying Party assumes the defense of the Indemnified Claims, the Indemnified Person determines in good faith that the Indemnifying Party has failed or is failing to defend such claim and provides written notice of such determination and the basis for such determination and such failure is not reasonably cured within ten (10) Business Days of receipt of such notice, or (iv) the Indemnifying Party shall have authorized in writing the employment of counsel for such Indemnified Person . Notwithstanding anything in this Article VIII to the contrary, the Company and its Subsidiaries shall have sole control over any Tax controversy or Tax audit and shall be permitted to settle any liability for Taxes to the extent they are responsible for the relevant Taxes pursuant to this Article VIII . Section 8 . 3 Settlement of Indemnified Claims . The Indemnifying Party shall not be liable for any settlement of any Indemnified Claims effected without its written consent (which consent shall not be unreasonably withheld, conditioned, or delayed) . If any settlement of any Indemnified Claims is consummated with the written consent of the Indemnifying Party or if there is a final judgment for the plaintiff in any such Indemnified Claims, the Indemnifying Party agrees to indemnify and hold harmless each Indemnified Person from and against any and all Losses by reason of such settlement or judgment to the extent such Losses are otherwise subject to indemnification by the Indemnifying Party hereunder in accordance with, and subject to the limitations of, the provisions of this Article VIII . The Indemnifying Party shall not, without the prior written consent of an Indemnified Person (which consent shall be granted, withheld, conditioned or delayed in the Indemnified Person’s sole discretion), effect any settlement of any pending or threatened Indemnified Claims in respect of which indemnity or contribution has been sought hereunder by such Indemnified Person unless (a) such settlement includes an unconditional release of such Indemnified Person in form and substance reasonably acceptable to such Indemnified Person from all liability on the claims that are the subject matter of such Indemnified Claims, (b) such settlement is limited to monetary damages, (c) such settlement would not subject the Indemnified Person to the imposition of injunctive or equitable relief, and (d) such settlement does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person . Section 8 . 4 Contribution . If for any reason the foregoing indemnification is unavailable to any Indemnified Person or insufficient to hold it harmless from Losses that are subject to indemnification pursuant to Section 8 . 1 , then the Indemnifying Party shall contribute to the amount paid or payable by such Indemnified Person as a result of such Loss in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnifying Party, on the one hand, and such Indemnified Person, on the other hand, but also the relative fault of the Indemnifying Party, on the one hand, and such Indemnified Person, on the other hand, as well as any relevant equitable considerations . It is hereby agreed that the relative benefits to the Indemnifying Party, on the one hand, and all Indemnified Persons, on the other hand, shall be deemed to be in the same proportion as (a) the total value received or proposed to be received by the Company pursuant to the issuance and sale of the Plan Securities in the Offerings or other transactions contemplated by this Agreement and the Plan bears to (b) the Backstop Payment paid or proposed to be paid to the Backstop Parties . The Indemnifying Parties also agree that no Indemnified Person shall have any liability based on their comparative or contributory negligence or otherwise to the Indemnifying Parties, any Person asserting claims on behalf of or in right of any of the Indemnifying Parties, or any other Person in connection with an Indemnified Claim .

70 Section 8 . 5 Treatment of Indemnification Payments . All amounts paid by the Indemnifying Party to an Indemnified Person under this Article VIII shall, to the extent permitted by applicable Law, be treated as adjustments to the Purchase Price for all Tax purposes . The obligations of the Debtors under this Article VIII shall constitute allowed administrative expenses of the Debtors’ estates under sections 503 (b) and 507 of the Bankruptcy Code (which, for the avoidance of doubt, shall be pari passu with all other administrative expenses of the Debtors’ estate other than the DIP Claims, which shall be senior to such obligations) and are payable without further Order of the Bankruptcy Court, and the Debtors may comply with the requirements of this Article VIII without further Order of the Bankruptcy Court . The Backstop Parties and their respective professionals shall not be required to file applications or proofs of claim, or otherwise seek approval of the Bankruptcy Court, as a condition to payment of such amounts . The provisions of this Article VIII are an integral part of the transactions contemplated by this Agreement and without these provisions the Backstop Parties would not have entered into this Agreement . Section 8 . 6 Survival . All representations, warranties, covenants and agreements made in this Agreement shall not survive the Closing Date except (i) for covenants and agreements that by their terms are to be satisfied after the Closing Date, which covenants and agreements shall survive until satisfied in accordance with their terms and (ii) as otherwise set forth in Section 9 . 2 (a) . ARTICLE IX TE RM I NA TION Section 9 . 1 Termination Rights . This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date : (a) by mutual written consent of the Company and the Requisite Backstop Parties. (b) by the Company (upon written notice to the Ad Hoc Group) or the Requisite Backstop Parties (upon written notice to the Company) if: (i) the Closing Date has not occurred by the Outside Date ; provided , however , that upon the occurrence of a Backstop Party Default, the Outside Date shall be extended in accordance with Section 2 . 3 ; provided , further that no Party hereto shall have the right to terminate this Agreement pursuant to this Section 9 . 1 (b)(i) if the failure of the Closing to occur on or before the Outside Date was primarily caused by such Party then being in Willful or Intentional Breach of this Agreement ; or (ii) any law or final and non - appealable Order shall have been enacted, adopted or issued by any Governmental Entity that prohibits or renders illegal the implementation of the Plan or this Agreement .

71 (c) by the Requisite Backstop Parties, upon written notice to the Company, if any of the following occurs: (i) (A) the Debtors have not filed a motion (in form and substance acceptable to the Requisite Backstop Parties) seeking entry of the Backstop Order within three (3) Business Days of the execution of this Agreement or (B) the Backstop Order has not been entered within sixty (60) days of the filing of the motion described in clause (A) ; (ii) (A) the Debtors withdraw the Approved Plan (as defined in the Restructuring Support Agreement) or the Debtors publicly announce their intention (x) to withdraw the Approved Plan other than as contemplated by the Approved Plan or the Restructuring Support Agreement, or (y) to pursue an Alternative Transaction ; (B) the Debtor’s proposal of or support for any Alternative Transaction ; (C) the Debtors’ exercise of their rights under Section 6 . 7 (b) of this Agreement (whether or not the Debtors have formally terminated this Agreement) ; (D) the Debtors file any pleading or document with the Bankruptcy Court seeking approval or authorization of or enter into an Alternative Transaction, including any Superior Transaction, (E) the Bankruptcy Court approves or authorizes an Alternative Transaction at the request of any party in interest, or (F) LATAM Parent or another Debtor publicly announces its intention not to support the Restructuring Transactions or this Agreement or the transactions contemplated hereby or thereby or withdraws the Plan ; (iii) the Company or the other Debtors are in material breach of any representation, warranty, covenant or other agreement made by the Company or the other Debtors in this Agreement in a manner that cause the conditions set forth in Section 7 . 1 (o) ( Representations and Warranties ) or Section 7 . 1 (p) ( Covenants ) not to be satisfied, and such breach or inaccuracy is (if curable) not cured by the Company or the other Debtors by the earlier of (A) the tenth ( 10 th) Business Day after delivery of notice thereof to the Company by any Backstop Party or (B) one (1) calendar day prior to the Effective Date ; provided that the Requisite Backstop Parties shall not have the right to terminate this Agreement pursuant to this Section 9 . 1 (c)(iii) if one or more Backstop Parties making up the Requisite Backstop Parties are then in breach of any representation, warranty, covenant or other agreement hereunder that would result in the failure of any condition set forth in Section 7 . 3 (h) or (i) being satisfied ; (iv) the entry by the Bankruptcy Court of an order approving a disclosure statement for a plan of reorganization for the Debtors other than the Plan ; (v) the enactment of a law or issuance by any Governmental Entity of any ruling, Order or any other document or official record that (A) denies or reverses approval of any material term or condition of the Plan, the Restructuring Documents or the Restructuring, (B) enjoins the substantial consummation of any material portion of the Restructuring (including the registration of the Plan Securities by the CMF), (C) makes illegal or otherwise restricts, prevents, or prohibits any material portion of the Restructuring or (D) otherwise substantially impedes or renders impossible or impracticable the substantial consummation of any material portion of the Restructuring ; provided , however , that the Debtors shall have twenty (20) Business Days following the

72 issuance of any such ruling or order to obtain relief that would allow consummation of the Restructuring in a manner that does not prevent or diminish compliance with the terms of the Restructuring Documents, this Agreement and the Restructuring Support Agreement ; (vi) (A) the entry of an Order, or (B) the filing of a motion or application by any Debtor seeking an Order (without the prior written consent of the Requisite Backstop Parties), in the case of clause (A) or clause (B), providing for (I) the appointment in any of the Chapter 11 Cases of a liquidator, trustee, custodian, receiver or similar person or entity (excluding the appointment of the joint provisional liquidators in the JPL Proceedings), (II) the appointment in any of the Chapter 11 Cases of an examiner with expanded powers beyond those set forth in Sections 1106 (a)(3) and (4) of the Bankruptcy Code, (III) the conversion of one or more of the Chapter 11 Cases to cases under chapter 7 of the Bankruptcy Code, (IV) the dismissal of one or more of the Chapter 11 Cases by Order of the Bankruptcy Court, or (V) the rejection of this Agreement ; (vii) the acceleration of amounts outstanding under the DIP Facility or permanent termination of the commitments thereunder (other than in connection with a Permitted DIP Refinancing) in accordance with its terms and such acceleration or termination (as applicable) has not been rescinded within three (3) Business Days of such acceleration or termination ; (viii) (A) the Restructuring Support Agreement has been terminated; or (B) the Backstop Shareholders Backstop Agreement has been terminated. (ix) a n Or d e r is e nt ere d b y the B a n k r upt c y Cou r t g ra nt i ng re li e f fr om the automatic stay imposed by section 362 of the Bankruptcy Code authorizing any party to proceed against any material asset of LATAM Parent or any Debtor that would reasonably be expected to materially and adversely affect any Debtor’s operational or financial performance ; (x) the occurrence of a Material Adverse Effect and such Material Adverse Effect is, if capable of being remedied or cured, not remedied or cured within sixty (60) days of the occurrence thereof; (xi) any Debtor files with the Bankruptcy Court any motion or application seeking authority to use, sell, abandon or otherwise dispose of all or a material portion of the assets of the Company and its Subsidiaries, taken as a whole, except to the extent contemplated by the Base Business Plan, without the prior written consent of the Requisite Backstop Parties ; (xii) any Debtor (A) amending, modifying, filing or finalizing a Restructuring Document or a pleading with the Bankruptcy Court seeking authority to, or with the effect of, amending or modifying the Restructuring Documents, in a manner that is inconsistent with this Agreement or the Restructuring Support Agreement and the exhibits hereto, or which is otherwise in a form or substance not acceptable, or reasonably acceptable, as applicable, to the Requisite Backstop Parties, or (B) publicly announcing, disclosing, or otherwise publicizing its intention to take any such acts, whether

73 independently or in conjunction with another party and, in the case of (A) or (B), such amendments, modifications, filings or announcements are not withdrawn or otherwise cured by the Company or the other Debtors by the fifth ( 5 th ) Business Day after the Backstop Parties transmit a written notice objecting to such amendment, modification, filing, or announcement ; (xiii) (A) the Bankruptcy Court enters an Order denying confirmation of the Plan or denying entry of the Backstop Order or Disclosure Statement Order, (B) the Plan, Backstop Order, Disclosure Statement Order or the Confirmation Order is (x) reversed, stayed, dismissed, vacated or reconsidered, (y) modified, or amended in any material respect without the consent of the Requisite Backstop Parties in a manner adverse to the interests of such parties, or (C) a motion for reconsideration, reargument, or rehearing with respect to any such Order has been filed and the Debtors have failed to timely object to such motion ; (xiv) LATAM Parent and the Requisite Backstop Parties have not confirmed in writing their agreement on the Registration and Listing Terms prior to the commencement of the hearing on the approval of the Disclosure Statement ; (xv) the Permitted DIP Refinancing has not occurred on or prior to April 8 , 2022 or such Permitted DIP Refinancing or related Financing Order (in each case as it may be amended, modified or supplemented in a manner consistent with this Agreement) shall cease to be in full force and effect ; (xvi) cumulative Revenue as of the conclusion of any calendar month, commencing with January 2022 , as defined or otherwise used in the Base Business Plan, and determined on a consistent basis therewith, calculated for the three (3) most recently concluded calendar months is lower by more than 20 % than the cumulative Revenue for such period as shown in the Base Business Plan ; (xvii) as of the end of any month after the date hereof, liquidity of the Debtors (consisting of unrestricted cash and cash equivalents, plus amounts available to be drawn under the DIP Facility and any revolving credit facilities (but excluding increases to liquidity resulting from (x) material asset sales or financings not contemplated by the Base Business Plan or (y) incurrence of indebtedness for borrowed money other than as permitted by this Agreement) is lower than for January 2022 , $ 1 . 75 billion ; for February 2022 , $ 1 . 65 billion ; for March 2022 , $ 1 . 55 billion ; for April 2022 , $ 1 . 25 billion ; for May 2022 , $ 1 . 20 billion ; for June 2022 , $ 1 . 15 billion ; for July 2022 , $ 1 . 15 billion ; for August 2022 , $ 1 . 00 billion ; and for September 2022 and each month thereafter ; $ 950 million ; (xviii) (A) the Requisite Backstop Parties have the right to terminate this Agreement pursuant to Section 3 . 4 (c)(C) or Section 3 . 4 (c)(D) or (B) the Requisite Backstop Parties have reasonably determined prior to the Closing Date that the transactions contemplated by the Plan relating to the exchange of Claims for New Convertible Notes and/or the conversion of New Convertible Notes into Reorganized LATAM Parent shares

74 could reasonably be expected to result in material tax liability to the holders of such Claims for Chilean tax purposes. (d) by the Company upon written notice to each Backstop Party if: (i) subject to the right of the Backstop Parties to arrange a Backstop Party Replacement in accordance with Section 2 . 3 (a) , one or more Backstop Parties have breached any representation, warranty, covenant or other agreement made by the Backstop Parties in this Agreement or any such representation and warranty shall have become inaccurate after the date of this Agreement, in each case in any material respect, and such breach or inaccuracy would, individually or in the aggregate, cause a condition set forth in Section 7 . 3 (h) or (i) not to be satisfied, (x) the Company shall have delivered written notice of such breach or inaccuracy to the Backstop Parties, (y) such breach or inaccuracy is not cured by the Backstop Parties by the tenth ( 10 th) Business Day after the Company transmits a written notice in accordance with Section 10 . 1 detailing any such breach and (z) as a result of such failure to cure, any conditions set forth in Section 7 . 3 (h) or (i) is not capable of being satisfied ; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 9 . 1 (d)(i) if it is then in breach of any representation, warranty, covenant or other agreement hereunder that would result in the failure of any condition set forth in Section 7 . 1 (l) , (o) and (p) being satisfied ; (ii) the Company terminates this Agreement pursuant to an Exercise of Fiduciary Obligations in accordance with Section 6 . 7 (b) following receipt of an Alternative Transaction Proposal ; provided that the Company may only terminate this Agreement pursuant to this Section 9 . 1 (d)(ii) if the Debtors have not breached any of their obligations under Section 6 . 7 hereof ; or (iii) the issuance by any Governmental Entity, including any regulatory authority or court of competent jurisdiction, of any final, non - appealable ruling or Order that enjoins, makes illegal or otherwise restricts or prohibits the consummation of the Restructuring Transactions . (e) by any individual Backstop Party, solely as to itself, upon written notice to the Company and the Ad Hoc Group, if : (i) the Closing has not occurred by the End Date and such Backstop Party has not consented to an extension of the End Date ; or (ii) if the End Date is extended by the Debtors and the Requisite Backstop Parties past November 30 , 2022 . Section 9.2 Effect of Termination . (a) Within three (3) days following the delivery of a termination notice pursuant to Article IX , the Debtors and/or the Requisite Backstop Parties, as applicable, delivering such termination notice may waive, in writing, the occurrence of the termination event identified in the termination notice ; provided , however , that the termination event provided for in Section 9 . 1 (b)(i) may not be waived beyond the End Date with respect to a Backstop Party that does not provide

75 such waiver . Absent such waiver, this Agreement shall be terminated on the fourth ( 4 th) day following delivery of the termination notice pursuant to Section 9 . 1 . Upon termination pursuant to this Article IX , this Agreement shall forthwith become void and there shall be no further obligations or liabilities on the part of the Debtors or the Backstop Parties ; provided that (i) the obligations of the Debtors to pay the Expense Reimbursement pursuant to Article III for fees and Reimbursable Expenses through the date of such termination, to pay the Termination Payment pursuant to Section 9 . 2 (b) and to satisfy their indemnification obligations pursuant to Article VIII shall survive the termination of this Agreement, except that, in the event of a termination of this Agreement as a result of Section 9 . 1 (d)(i) or in the event of any actual or intentional fraud or Willful or Intentional Breach of this Agreement by any Backstop Party, the Backstop Party or Parties responsible for such breach or fraud shall not be entitled to any of the Expense Reimbursement, Termination Payment or indemnification provided, or to be provided, under or in connection with this Agreement and to the extent such Backstop Party or Parties has or have received any Expense Reimbursement or Termination Payment in accordance with this Agreement, such amounts shall be promptly returned to the Company ; provided , that for avoidance of doubt, any non - breaching Backstop Party shall not be affected by the foregoing, (ii) the provisions set forth in Article VIII and Article X shall survive the termination of this Agreement in accordance with their terms, and (iii) the provisions described in Section 8 . 6 shall survive the termination of this Agreement to the extent set forth therein and (iv) subject to Section 10 . 10 , nothing in this Section 9 . 2 shall relieve any Party from liability arising from any Willful or Intentional Breach of this Agreement prior to the termination thereof . (b) Termination Payment . (i) In the case of a termination of this Agreement (x) by the Company pursuant to Section 9 . 1 (d)(ii) hereof, (y) by the Requisite Backstop Parties pursuant to Section 9 . 1 (c)(i)(A) , (ii) , (iii) , (vi)(B) , (xi) , (xii) or (xiii)(C) hereof, or (z) following a failure of the condition precedent in Section 7 . 3 (j) to be met (alone or with other condition precedents), and in the case of this clause (z), the Company enters into an agreement with respect to an Alternative Transaction within sixty (60) days of such termination, then, the Debtors shall pay, or cause to be paid, to the Backstop Parties aggregate payments equal to the following : (A) if such termination occurs prior to entry by the Bankruptcy Court of the Confirmation Order, an amount equal to 40 % of the Backstop Payment ; and (B) if such termination occurs after entry by the Bankruptcy Court of the Confirmation Order, an amount equal to 50 % of the Backstop Payment . (ii) In the case of any termination of this Agreement other than a termination described in clause (i) of this Section 9 . 2 (b) , then the Debtors shall pay, or cause to be paid, to the Backstop Parties, aggregate payments equal to the following : (A) if such termination occurs prior to entry by the Bankruptcy Court of the Confirmation Order, an amount equal to 10 % of the Backstop Payment ; and

76 (B) if such termination occurs after entry by the Bankruptcy Court of the Confirmation Order, an amount equal to 15 % of the Backstop Payment (any payment required pursuant to this Section 9 . 2 (b)(ii) or Section 9 . 2 (b)(i) , a Termination Payment “) . (iii) Allocation and Timing . Any Termination Payment shall be paid, or caused to be paid by the Debtors in cash by wire transfer of immediately available funds to each Backstop Parties or its designees upon (x) in the case of a termination by the Debtors, within five (5) Business Days of such termination ; and (y) in the case of a termination by the Backstop Parties, upon the earlier of (I) the effective date of a plan of reorganization of the Debtors or (II) as soon as practicable upon (and in any event within two (2) Business Days of) the consummation of an Alternative Transaction, and in each case allocated amongst the Backstop Parties as follows : (A) In the case of a Termination Payment pursuant to Section 9 . 2 (b)(i)(A) , (I) an amount equal to the quotient of (a) $ 15 , 000 , 000 . 00 over (b) the aggregate Backstop Commitment Percentages of Backstop Parties other than Backstop Payment Parties as of the date of termination shall be paid to the Backstop Payment Parties and allocated amongst the Backstop Payment Parties in accordance with Schedule 2 hereto and (II) the remainder of the Termination Payment shall be allocated amongst the Backstop Parties (for the avoidance of doubt, including the Backstop Payment Parties) pro rata based on the Backstop Parties Backstop Commitment Percentage ; (B) In the case of a Termination Payment pursuant to Section 9 . 2 (b)(i)(B) , (I) an amount equal to the quotient of (a) $ 17 , 500 , 000 . 00 over (b) the aggregate Backstop Commitment Percentages of Backstop Parties other than Backstop Payment Parties as of the date of termination shall be paid to the Backstop Payment Parties and allocated amongst the Backstop Payment Parties in accordance with Schedule 2 hereto and (II) the remainder of the Termination Payment shall be allocated amongst the Backstop Parties (for the avoidance of doubt, including the Backstop Payment Parties) pro rata based on the Backstop Parties Backstop Commitment Percentage ; (C) In the case of a Termination Payment pursuant to Section 9 . 2 (b)(ii)(A) , the Termination Payment shall be allocated amongst the Backstop Parties (for the avoidance of doubt, including the Backstop Payment Parties) pro rata based on the Backstop Parties’ Backstop Commitment Percentage ; and (D) In the case of a Termination Payment pursuant to Section 9 . 2 (b)(ii)(B) , the Termination Payment shall be allocated amongst the Backstop Parties (for the avoidance of doubt, including the Backstop Payment Parties) pro rata based on the Backstop Parties’ Backstop Commitment Percentage .

(iv) Exclusions.

(A) No Backstop Party shall be paid its allocable portion of the Termination Payment if such Backstop Party is a Defaulting Backstop Party at the time of termination.

(B) No Termination Payment shall be paid to any Backstop Party if this Agreement shall have been terminated by the Company in pursuant to Section 9.1(d)(i) as a result of a material breach of this Agreement by one or more Backstop Parties.

(C) No Termination Payment shall be paid to any Backstop Party that terminates this Agreement as to itself pursuant to Section 9.1(e) and/or 10.7.

(v) The provisions with respect to the payment of the Termination Payment are an integral part of the transactions contemplated by this Agreement and without these provisions the Backstop Parties would not have entered into this Agreement. The Termination Payment shall constitute an allowed administrative expense of the Debtors' estates under Sections 503(b) and 507 of the Bankruptcy Code, which, for the avoidance of doubt, shall be *pari passu* with all other administrative expenses of the Debtors' estate other than the DIP Claims, which shall be senior to the Termination Payment.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via electronic facsimile (with confirmation) or electronic mail (upon transmission), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the Parties at the following addresses (or at such other address for a Party as will be specified by like notice):

(a) If to the Company or any other Debtor:

LATAM Airlines Group S.A.
Edificio Huidobro
Av. Presidente Riesco 5711, Piso 20
Las Condes, Santiago, Chile
Attention: Corporate Finance Director
E-mail address: andres.delvalle@latam.com
Telephone + 56 2 565 3952
Facsimile + 56 2 565 3950

with a copy (which shall not constitute notice) to:

77

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
Attention: Richard J. Cooper
Lisa Schweitzer
Adam Brenneman
E-mail: rcooper@cgsh.com
lschweitzer@cgsh.com
abrenneman@cgsh.com
Telephone + 1 (212) 225-2276 / + 1 (212) 225-2629 /+ 1 (212) 225-704
Facsimile: +1 (212) 225-3999

(b) if to a Backstop Party that is a member of the Ad Hoc Group, to the address set forth such Backstop Party's signature page, with, a copy (which shall not constitute notice) to:

Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
Attention: Kenneth H. Eckstein
Rachael Ringer
John Bessonette
E-mail: keckstein@kramerlevin.com
rringer@kramerlevin.com
jbessonette@kramerlevin.com
Telephone + 1 (212) 715-9229 / + 1 (212) 715-9506 /+ 1 (212) 715-9182
Facsimile: +1 (212) 715-8000

(c) if to any other Backstop Party, to the address set forth on such other Backstop Party's joinder signature page or such transferee's joinder signature page.

Section 10.2 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any Party (whether by operation of Law or otherwise) without the prior written consent of the Company and the Backstop Parties, other than an assignment by a Backstop Party expressly permitted by Section 2.6 or Section 10.7, and any purported assignment in violation of this Section 10.2 shall be void *ab initio*. Except as provided in Article VIII with respect to the Indemnified Persons, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any Person other than the Parties any rights or remedies under this Agreement.

Section 10.3 Prior Negotiations; Entire Agreement.

(a) This Agreement (including the Exhibits and Schedules hereto and the documents and instruments referred to in this Agreement) constitutes the entire agreement of the Parties and supersedes all prior agreements, arrangements or understandings, whether written or oral, among the Parties with respect to the subject matter of this Agreement, except that the Parties

78

79 hereto acknowledge that any confidentiality agreements heretofore executed among the Parties and the Restructuring Support Agreement will continue in full force and effect in accordance with their terms . (b) Notwithstanding anything to the contrary in the Plan (including any amendments, supplements or modifications thereto) or the Confirmation Order (and any amendments, supplements or modifications thereto) or an affirmative vote to accept the Plan submitted by any Backstop Party, nothing contained in the Plan (including any amendments, supplements or modifications thereto) or Confirmation Order (including any amendments, supplements or modifications thereto) shall alter, amend or modify the rights of the Backstop Parties under this Agreement unless such alteration, amendment or modification has been made in accordance with Section 10 . 7 . Section 10 . 4 Governing Law ; Venue . THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK AND, TO THE EXTENT APPLICABLE, THE BANKRUPTCY CODE . THE P A R T I E S C ON S EN T A N D AG R E E THA T AN Y A C T I O N T O EN F O RCE T H I S A G R EE M ENT OR ANY DISPUTE, WHETHER SUCH DISPUTES ARISE IN LAW OR EQUITY, ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE AGREEMENTS, INSTRUMENTS AND DOCUMENTS CONTEMPLATED HEREBY SHALL BE BROUGHT EXCLUSIVELY IN THE BANKRUPTCY COURT . THE PARTIES CONSENT TO AND AGREE TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE BANKRUPTCY COURT . EACH OF THE PARTIES HEREBY WAIVES AND AGREES NOT TO ASSERT IN ANY SUCH DISPUTE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (I) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF THE BANKRUPTCY COURT, (II) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY THE BANKRUPTCY COURT OR (III) ANY LITIGATION OR OTHER PROCEEDING COMMENCED IN THE BANKRUPTCY COURT IS BROUGHT IN AN INCONVENIENT FORUM . THE PARTIES HEREBY AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING TO AN ADDRESS PROVIDED IN WRITING BY THE RECIPIENT OF SUCH MAILING, OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW, SHALL BE VALID AND SUFFICIENT SERVICE THEREOF AND HEREBY WAIVE ANY OBJECTIONS TO SERVICE ACCOMPLISHED IN THE MANNER HEREIN PROVIDED . Section 10 . 5 Waiver of Jury Trial . EACH PARTY HEREBY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY JURISDICTION IN ANY ACTION, SUIT, OR PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE AMONG THE PARTIES UNDER THIS AGREEMENT, WHETHER IN CONTRACT, TORT OR OTHERWISE . Section 10 . 6 Counterparts . This Agreement may be executed in any number of counterparts, all of which will be considered one and the same agreement and will become effective when such counterparts have been signed by each of the Parties and delivered to each other Party (including via facsimile or other electronic transmission), it being understood that each Party need not sign the same counterpart .

Section 10.7 Waivers and Amendments; Rights Cumulative . (a) This Agreement may be amended, restated, modified, or changed ( Modification “) only by a written instrument signed by the Debtors and the Requisite Backstop Parties ; provided that each Backstop Party’s prior written consent shall be required for any amendment that would have the effect of : 9 (i) modifying such Backstop Party’s Backstop Commitment Percentage in a manner adverse to such Backstop Party (other than on a pro rata basis relative to the other similarly situated Backstop Parties, including to reflect the inclusion of additional Backstop Parties in respect of either or both of the New Convertible Notes Class C Backstop Commitment and/or the ERO New Common Stock Backstop Commitment and make related changes to this Agreement including if applicable the bifurcation of such Commitments), (ii) increasing the Purchase Price to be paid in respect of the Backstop Securities (it being understood that a change in the allocation of New Convertible Notes Class C Purchase Price between cash and Allowed General Unsecured Claims against LATAM Parent resulting from inclusion of additional Backstop Parties and/or additional BCA Claims shall not be considered an increase if aggregate Purchase Price is unchanged), (iii) modifying the amount of the Backstop Payment in a manner adverse to such Backstop Party (other than a modification that results in a pro rata reduction of the amount of the General Backstop Payment payable to individual Backstop Parties, including to reflect the inclusion of additional Backstop Parties in respect of either or both of the New Convertible Notes Class C Backstop Commitment and/or the ERO New Common Stock Backstop Commitment and make related changes to this Agreement including if applicable the bifurcation of such Commitments) ; (iv) modifying this Section 10 . 7 (a) in a manner adverse in any material respect to such Backstop Party ; (v) modifying the methodologies proscribed in clauses (i) and (ii) of Section 3 . 1 (a) and in Section 9 . 2 (b)(iii) for allocating the Backstop Payment or Termination Payment amongst the Backstop Parties in a manner adverse to such Backstop Party or (vi) otherwise disproportionately and materially adversely affecting such Backstop Party relative to the other similarly situated Backstop Parties (solely in their respective capacities as such) ; provided further that any Backstop Party shall have the right to terminate its Backstop Commitment, as to itself only, if the End Date is extended by the Debtors and the Requisite Backstop Parties past November 30 , 2022 . The terms and conditions of this Agreement (other than the conditions set forth in Sections 7 . 1 and 7 . 3 , the waiver of which shall be governed solely by Article VII ) may be waived (x) by the Debtors only by a written instrument executed by the Company and (y) by the Requisite Backstop Parties only by a written instrument executed by the Requisite Backstop Parties . Notwithstanding the foregoing or anything to the contrary herein, this Agreement may be amended by the Company with the written consent of the Requisite Backstop Parties to correct any ambiguity, inconsistency or error . In addition, where reasonably practicable, the Backstop Payment Parties, as Requisite Backstop Parties, will consult with all other Backstop Parties that are not otherwise in breach of this Agreement or the Restructuring Support Agreement with respect to any modifications and/or amendments pursuant to this Section 10 . 7 that will impact either commitment percentages under this Agreement or economic modifications to the General Backstop Payment . 9 For the avoidance of doubt, this does not preclude changes to numbers based on Company’s ongoing claims reconciliation process as indicated herein ; final numbers subject to mutual agreement by Company and Requisite Backstop Parties . 80

81 (b) Notwithstanding anything to the contrary contained in this Agreement, prior to the fifth ( 5 th) Business Day prior to the Escrow Funding Date, the Backstop Parties may agree, among themselves, to reallocate their Backstop Commitment Percentages, without any consent or approval of any other Party ; provided , however , (i) for the avoidance of doubt, any such agreement among the Backstop Parties shall require the consent or approval of all Backstop Parties affected by such reallocation, (ii) no Backstop Party will be relieved of its obligations hereunder immediately prior to such reallocation (including with respect to its Backstop Commitment) in connection with any such reallocation and (iii) (A) the Backstop Parties shall provide written notice to the Company of any such adjustment reasonably promptly after any such agreement is reached and in any event, within two (2) Business Days of any such agreement (and in any event at least five (5) Business Days prior to the Escrow Funding Date), (B) the Company shall reasonably promptly, and in any event, within five (5) Business Days of receipt of such notice, amend without further consent from any Party, Schedule 1 attached hereto to reflect the reallocated Backstop Commitment Percentages, (C) the Company shall be able to rely on any such written notice and shall not be held liable or deemed in breach of this Agreement in any way for amending Schedule 1 in accordance with such written notice and (D) such amended Schedule 1 shall be valid and binding on all Parties, notwithstanding any error or omissions that may have been in the written notice provided to the Company . The Company shall provide written notice (which may be in the form of email) of any amendment to Schedule 1 reasonably promptly after any such amendment, which in no event shall be more than three (3) Business Days after such amendment ; provided that if the Company further amends Schedule 1 prior to providing such written notice, the Company may provide written notice of the fully amended Schedule 1 instead of individual notices of each separate amendment . No delay on the part of any Party in exercising any right, power or privilege pursuant to this Agreement will operate as a waiver thereof, nor will any waiver on the part of any Party of any right, power or privilege pursuant to this Agreement, nor will any single or partial exercise of any right, power or privilege pursuant to this Agreement, preclude any other or further exercise thereof or the exercise of any other right, power or privilege pursuant to this Agreement . Except as otherwise provided in this Agreement, the rights and remedies provided pursuant to this Agreement are cumulative and are not exclusive of any rights or remedies which any Party otherwise may have at law or in equity . Section 10 . 8 Headings . The headings in this Agreement are for reference purposes only and will not in any way affect the meaning or interpretation of this Agreement . Section 10 . 9 Specific Performance . The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to an injunction or injunctions without the necessity of posting a bond to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity . Unless otherwise expressly stated in this Agreement, no right or remedy described or provided in this Agreement is intended to be exclusive or to preclude a Party from pursuing other rights and remedies to the extent available under this Agreement, at law or in equity . Section 10 . 10 Damages . Notwithstanding anything to the contrary in this Agreement, none of the Parties will be liable for, and none of the Parties shall claim or seek to recover, any special, indirect, consequential, exemplary or punitive damages, including the loss of

82 future revenue, income or opportunity, in respect of any claim for breach or alleged breach of contract or any other theory of liability. Section 10 . 11 No Reliance . No Backstop Party or any of its Related Parties shall have any duties or obligations to the other Backstop Parties in respect of this Agreement, the Plan or the transactions contemplated hereby or thereby, except those expressly set forth herein . Without limiting the generality of the foregoing, (a) no Backstop Party or any of its Related Parties shall be subject to any fiduciary or other implied duties to the other Backstop Parties, (b) no Backstop Party or any of its Related Parties shall have any duty to take any discretionary action or exercise any discretionary powers on behalf of any other Backstop Party, (c) (i) no Backstop Party or any of its Related Parties shall have any duty to the other Backstop Parties to obtain, through the exercise of diligence or otherwise, to investigate, confirm, or disclose to the other Backstop Parties any information relating to the Debtors or their Subsidiaries that may have been communicated to or obtained by such Backstop Party or any of its Affiliates in any capacity and (ii) no Backstop Party may rely, and confirms that it has not relied, on any due diligence investigation that any other Backstop Party or any Person acting on behalf of such other Backstop Party may have conducted with respect to the Company or any of its Affiliates or any of their respective securities and (d) each Backstop Party acknowledges that no other Backstop Party is acting as a placement agent, initial purchaser, underwriter, broker or finder with respect to its Backstop Securities . Section 10 . 12 No Recourse . Notwithstanding anything that may be expressed or implied in this Agreement, and notwithstanding the fact that certain of the Parties may be partnerships or limited liability companies, each Party covenants, agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any Party’s Affiliates, or any of such Party’s Related Parties, in each case other than the Parties to this Agreement, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any of the Related Parties (other than Parties to this Agreement) for any obligation or liability of any Party under this Agreement or any documents or instruments delivered in connection herewith for any claim based on, in respect of or by reason of such obligations or liabilities or their creation . For the avoidance of doubt, none of the Parties will have any recourse, be entitled to commence any proceeding or make any claim under this Agreement or in connection with the transactions contemplated hereby except against any of the Parties . Section 10 . 13 Publicity . At all times prior to the Closing Date or the earlier termination of this Agreement in accordance with its terms, the Company and the Backstop Parties shall consult with each other prior to issuing any press releases (and provide each other a reasonable opportunity to review and comment upon such release) or otherwise making public announcements with respect to the entry into, and transactions contemplated, by this Agreement ; provided , that nothing contained herein (a) shall prohibit any Party from compliance with any filing or notices that are required to be made, disclosed or filed pursuant to applicable federal or non - U . S . securities law or stock exchange regulations, including the filing of beneficial ownership reports required by Schedule 13 D, or (b) shall be deemed to require any Party to provide to any other Party in advance of filing with the Securities and Exchange Commission or any other federal

83 or non - U.S. agency or stock exchange any disclosures required to comply with applicable federal or non - U.S. securities law or stock exchange regulations. Section 10 . 14 Settlement Discussions . This Agreement and the transactions contemplated herein are part of a proposed settlement of a dispute between the Parties . Nothing herein shall be deemed an admission of any kind . Pursuant to Federal Rule of Evidence 408 and any applicable state rules of evidence and any other applicable law, foreign or domestic, this Agreement and all negotiations relating thereto shall not be admissible into evidence in any proceeding, except to the extent filed with, or disclosed to, the Bankruptcy Court in connection with the Chapter 11 Cases (other than a proceeding to approve or enforce the terms of this Agreement or as a defense in connection with such a proceeding) . Section 10 . 15 More Favorable Terms . To the extent that the Backstop Shareholders Backstop Agreement, or any amendment or change to the Backstop Shareholders Backstop Agreement, in each case, entered into or agreed on or after the date of this Agreement, provides any benefit or right to any party thereto other than the Debtors ( Backstop Shareholder Party “), that is more favorable than the benefits and rights provided to any Backstop Party under this Agreement, taking into account the terms and conditions of the Backstop Commitments (as defined in the Backstop Shareholders Backstop Agreement or this Agreement, as applicable) in effect with each such Backstop Shareholder Party and Backstop Party, this Agreement shall, at the option of the Requisite Backstop Parties, be amended so as to cause any such benefit or right to be incorporated into this Agreement concurrently with making any such benefit or right available, and on comparable terms as it is made available, to any such Backstop Shareholder Party . Section 10 . 16 Joint and Several . Notwithstanding anything to the contrary herein, (i) the duties and obligations of the Backstop Parties under this Agreement shall be several, not joint, and this Agreement shall be deemed to be a separate agreement with respect to each Backstop Party, it being acknowledged and agreed that each Backstop Party is acting with respect to its separate and distinct interests ; (ii) no Party shall have any responsibility by virtue of this Agreement for any trading by any other Person ; (iii) no prior history, pattern, or practice of sharing confidences among or between the Parties shall in any way affect or negate this Agreement ; (iv) the Parties hereto acknowledge that this Agreement does not constitute an agreement, arrangement, or understanding with respect to acting together for the purpose of acquiring, holding, voting, or disposing of any equity securities of the Debtors and the Parties do not constitute a group” within the meaning of Rule 13 d - 5 under the Securities Exchange Act of 1934 , as amended, nor an acuerdo de actuación conjunta” within the meaning of Article 98 of Chilean Law No . 18 , 045 ; and (v) none of the Backstop Parties shall have any fiduciary duty, any duty of trust or confidence in any form, or other duties or responsibilities in any kind or form to each other, the Debtors, or any of the Debtors’ creditors or other stakeholders, including as a result of this Agreement or the transactions contemplated here . [ Signature Pages Follow ]

DocuSign Envelope ID: 4EE6A47F-E4AE-46D3-A850-3ED6F6C904FA

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first above written.

LATAM AIRLINES GROUP S.A.,
FAST AIR ALMACENES DE CARGA S.A.
HOLDCO COLOMBIA I SPA
HOLDCO COLOMBIA II SPA
HOLDCO ECUADOR S.A.
HOLDCO I S.A.
INVERSIONES LAN S.A.
LAN CARGO INVERSIONES S.A.
LAN CARGO S.A.
LAN PAX GROUP S.A.
LATAM TRAVEL CHILE II S.A.
TECHNICAL TRAINING LATAM S.A.
TRANSPORTE AÉREO S.A.

DocuSigned by:
Ramiro Alfonsin
By: 35D427D8AFC64FA...
Name:
Title: Attorney-in-Fact

January 12
2022

[*LATAM – Signature Page to Creditors Backstop Commitment Agreement*]

PROFESSIONAL AIRLINE SERVICES, INC. ___________________ By: Name: Paola Peñarete Title: President DocuSign Envelope ID: ABB9AC30 - 1C08 - 49A0 - AD36 - 93B601504406 January 1 2 2022 [ LATAM - Signature Page to Creditors Backstop Commitment Agreement ]

PROFESSIONAL AIRLINE CARGO SERVICES, LLC By:_ Name: Francisco Arana Title: President January 1 2 2022 DocuSign Envelope ID: 0E80C7BE - 4E22 - 4C3C - A09A - C5CDD9447150 [ LATAM - Signature Page to Creditors Backstop Commitment Agreement ]

INVERSIONES AÉREAS S.A. LATAM AIRLINES PERÚ S.A. __________________ DocuSign Envelope ID: 85DF784B - 90F1 - 4F05 - 9E8B - C4B6BB04BB77 By: Name: Antonio Olórtegui Marky Title: Attorney - in - Fact January 1 2 2022 [ LATAM - Signature Page to Creditors Backstop Commitment Agreement ]

MAS INVESTMENT LIMITED By: Name: Title: January 1 2 2022 DocuSign Envelope ID: 59F90924 - C889 - 4CBA - B84E - 9113912651B9 [ LATAM - Signature Page to Creditors Backstop Commitment Agreement ]

LATAM - AIRLINES ECUADOR S.A. By:_ Name: Title: January 1 2 2022 DocuSign Envelope ID: 374BCAE0 - 339C - 4AA9 - 8128 - AFE418126296 [ LATAM - Signature Page to Creditors Backstop Commitment Agreement ]

LATAM FINANCE LIMITED IN PROVISIONAL LIQUIDATION By:_ Name: Title: January 1 2 2022 DocuSign Envelope ID: A191A6FE - 868A - 4FDA - B6B4 - 67B5BCAAF865 [ LATAM - Signature Page to Creditors Backstop Commitment Agreement ]

LAN CARGO OVERSEAS LTD. ______________________ DocuSign Envelope ID: 166696C6 - 080B - 44D0 - 9760 - 0F4206B4FC39 By: Name: Title: January 1 2 2022 [ LATAM - Signature Page to Creditors Backstop Commitment Agreement ]

CONNECTA CORPORATION DocuSign Envelope ID: DC49E759 - D8FB - 41B7 - 8E71 - EF701343BA55 By: Name: Andres Bianchi Title: President January 1 2 2022 [ LATAM - Signature Page to Creditors Backstop Commitment Agreement ]

DocuSign Envelope ID: C230A0CE-79ED-42D0-ADB3-62643B73ED71

AEROVÍAS DE INTEGRACIÓN REGIONAL S.A.

DocuSigned by:
Erika Zarante
EAD5668C847F4F3...

By:______________________
Name:
Title:

January 12
2022

LÍNEA AÉREA CARGUERA DE COLOMBIA S.A.

DocuSigned by:
Jaime Gongora
8113E2312EEF47A...

By:______________________
Name:
Title:

January 12
2022

[*LATAM – Signature Page to Creditors Backstop Commitment Agreement*]

CARGO HANDLING AIRPORT SERVICES LLC PRIME AIRPORT SERVICES, INC. By: Name: Gaston Greco Title: President January 1 2 2022 DocuSign Envelope ID: 3232B4E7 - 8C4B - 44AC - 86F6 - 87AC6C00F46D [ LATAM - Signature Page to Creditors Backstop Commitment Agreement ]

Title: Chief Executive Officer By: _ Name: Felipe Ignacio Pumarino Mendoza Title: Chief Executive Officer January 1 2 2022 TAM S.A. FIDELIDADE VIAGENS E TURISMO S.A. TAM LINHAS AEREAS S.A. ABSA - AEROLINHAS BRASILEIRAS S.A. MULTIPLUS CORRETORA DE SEGUROS LTDA. PRISMAH FIDELIDADE LTDA. By: _ Name: Jerome Paul Jacques Cadier DocuSign Envelope ID: 9428381D - 6D69 - 4083 - AA94 - DDD800F9210D January 1 2 2022 [ LATAM - Signature Page to Creditors Backstop Commitment Agreement ]

For and on behalf of PIQUERO LEASING LIMITED (IN PROVISIONAL LIQUIDATION) By:_ Name: Andres Del Valle Title: Director January 1 2 2022 DocuSign Envelope ID: 525B0250 - 6370 - 410C - A6E1 - C3E3B031F42D [ LATAM - Signature Page to Creditors Backstop Commitment Agreement ]

DocuSign Envelope ID: 79A52094-B3B0-48AD-9619-FC7465F6DB91

TP FRANCHISING LTDA.

DocuSigned by:

By:_____ 4FEFB62EF2D8410... ___________
Name: Jerome Paul Jacques Cadier Title: Chief Executive Officer

January 12 2022

DocuSigned by:

EUZEBIO ANGELOTTI NETO

By:___ 26BF8E333FDC4E0...
Name: Euzébio Angelotti Neto
Title: Statutory Officer

January 12 2022

[*LATAM – Signature Page to Creditors Backstop Commitment Agreement*]

DocuSign Envelope ID: FCF87A85-4E03-4215-BE04-048502718D1C

PROFESSIONAL AIRLINE MAINTENANCE SERVICES, LLC
LAN CARGO REPAIR STATION, LLC
MAINTENANCE SERVICE EXPERTS LLC

DocuSigned by:

By: ______________________
33B12EDD2ABD466...

Name: Jorge Hanson
Title: President

January 12
2022

[*LATAM – Signature Page to Creditors Backstop Commitment Agreement*]

__ _ ____________ DocuSign Envelope ID: 5CCD7553 - 16BB - 4DE9 - B98A - 920791E794C6 PEUCO FINANCE LIMITED IN PROVISIONAL LIQUIDATION By:_ Name: Title: January 1 2 2022 [ LATAM - Signature Page to Creditors Backstop Commitment Agreement ]

Aurelius Capital Master, Ltd. By: Name: Eleanor Chan Title: Authorized Signatory Aurelius Capital Management, LP 535 Madison Avenue 31 st Floor New York, NY 10022 Attn: Andrew Miller ( amiller@aurelius - capital.com ) David Pena ( dpena@aurelius - capital.com ) Eleanor Chan ( echan@aurelius - capital.com ) Elizabeth Ryvkin ( eryvkin@aurelius - capital.com ) [ Signature Page to Backstop Commitment Agreement ]

Barclays Bank PLC ("Barclays"), solely in respect of its U.S. Special Situations Trading Desk (the "U.S. Special Situations Desk") as a Backstop Party, and not any other desk, unit, group, division, or affiliate of Barclays and solely in respect of the U.S. Special Situations Desk's Participating Claims. For the avoidance of doubt, and notwithstanding anything to the contrary contained in this Agreement, nothing in this Agreement shall bind Barclays or its affiliates to take or not take any action, or otherwise in any respect, other than with respect to its U.S. Special Situations Desk in relation to its Participating Claims.

By: ______________________
Name: Amy Silverzweig
Title: Managing Director

Notice Information

Barclays Bank PLC
745 Seventh Avenue
New York, NY 10019
Khalil.abumanneh@barclays.com
Nick.krause@barclays.com

Attention to: Khalil AbuManneh; Nick Krause

[*Signature Page to Backstop Commitment Agreement*]

Citigroup Financial Products Inc., (Citigroup”) solely in respect of its Distressed Debt Trading Desk (the Distressed Debt Trading Desk”) and not any other desk, unit, group, division, or affiliate of Citigroup and solely in respect of the Distressed Debt Trading Desk’s securities and Claims. For the avoidance of doubt, and notwithstanding anything to the contrary contained in this Agreement, nothing in this Agreement shall bind Citigroup or its affiliates to take or not take any action, or otherwise in any respect, other than with respect to its Distressed Debt Trading Desk and their securities and Claims. By: Name: Title: Authorized Signatory Joelle Gavlick Notice Information Citigroup Global Markets, Inc. 388 Greenwich Street Tower Building New York, 10013 [Email address] [Attn:] [ Signature Page to Backstop Commitment Agreement ]

DocuSign Envelope ID: E4D7E476-92CE-46BD-9212-B29F3F4D3849

Cross Ocean Aviation Fund I (INTL) Master LP

DocuSigned by:
MATT RYMER
04E2B7D49A2D44C...

By: ______________________________
Name: Matthew Rymer
Title: Authorized Signatory

Cross Ocean ESS III S.a r.l.

DocuSigned by:
2DCB3C0E640140D...

By: ______________________________
Name: Claude Crauser
Title: Authorized Signatory

DocuSigned by:
4856017B6BA04A0...

By: ______________________________
Name: Hanna Duer
Title: Authorized -Signatory

Cross Ocean SIF ESS (K) S.a r.l.

DocuSigned by:
2DCB3C0E640140D...

By: ______________________________
Name: Claude Crauser
Title: Authorized Signatory

DocuSigned by:
4856017B6BA04A0...

By: ______________________________
Name: Hanna Duer
Title: Authorized Signatory

[*Signature Page to Backstop Commitment Agreement*]

DocuSign Envelope ID: E4D7E476-92CE-46BD-9212-B29F3F4D3849

Cross Ocean GCDF I S.a.r.l.

DocuSigned by:
By: 2DCB3C0E640140D...
Name: Claude Crauser
Title: Authorized Signatory

DocuSigned by:
By: 4856017B6BA04A0...
Name: Hanna Duer
Title: Authorized Signatory

Cross Ocean GSS Lux Holdings S.a r.l.

DocuSigned by:
By: 2DCB3C0E640140D...
Name: Claude Crauser
Title: Authorized Signatory

DocuSigned by:
By: 4856017B6BA04A0...
Name: Hanna Duer
Title: Authorized Signatory

Cross Ocean Global SIF (A) S.a r.l.

DocuSigned by:
By: 2DCB3C0E640140D...
Name: Claude Crauser
Title: Authorized Signatory

DocuSigned by:
By: 4856017B6BA04A0...
Name: Hanna Duer
Title: Authorized Signatory

[*Signature Page to Backstop Commitment Agreement*]

DocuSign Envelope ID: E4D7E476-92CE-46BD-9212-B29F3F4D3849

Cross Ocean Global SIF (H) S.a r.l.

DocuSigned by:

2DCB3C0E640140D...

By: ______________________________

Name: Claude Crauser

Title: Authorized Signatory

DocuSigned by:

4856017B6BA04A0...

By: ______________________________

Name: Hanna Duer

Title: Authorized Signatory

Cross Ocean USSS Fund I (A) LP

DocuSigned by:

MATT RYMER

04E2B7D49A2D44C...

By: ______________________________

Name: Matthew Rymer

Title: Authorized Signatory

Cross Ocean Partners Management LP
20 Horseneck Lane
Greenwich, CT 06830
ops@crossoceanpartners.com

[*Signature Page to Backstop Commitment Agreement*]

Deutsche Bank AG, London Branch, (solely with respect to the U.S. Distressed Products Group and not any other desk, unit, group, division, or affiliate of Deutsche Bank AG. For the avoidance of doubt, and notwithstanding anything to the contrary contained in this Agreement, nothing in this Agreement shall bind Deutsche Bank AG or its affiliates to take or not take any action, or otherwise in any respect, other than with respect to its U.S. Distressed Products Group.) By: N a me: Title: By: N a me: Title: c/o Deutsche Bank Securities Inc. One Columbus Circle, 7th Floor New York, NY 10019 Email address: Elliott.Horner@db.com / db.docs@db.com Attention: Elliott Horner Ale x Darbyshire Director [ Signature Page to Backstop Commitment Agreement ] Simon Glennie Managin g Director

DocuSign Envelope ID: 23BEC599-58C4-494E-B4CF-B4FD907CAFBB

GCM Grosvenor Special Opportunities Master Fund, LTD.

By: DocuSigned by: Girish Kashyap
2F1258CEDC8A4E6
Name: Girish Kashyap
Title: Authorized Signatory

GCM Grosvenor Strategic Credit L.P.

By: DocuSigned by: Girish Kashyap
2F1258CEDC8A4E6
Name: Girish Kashyap
Title: Authorized Signatory

Grosvenor Capital Management, L.P.
900 North Michigan Avenue,
Suite 1100
Chicago, IL 60611
Email: rmehta@gcmlp.com, sdesberg@gcmlp.com, with cc to legal@gcmlp.com
Attn: General Counsel

[*Signature Page to Backstop Commitment Agreement*]

Monarch Debt Recovery Master Fund Ltd Monarch Capital Master Partners V LP Monarch V Select Opportunities Master Fund LP Monarch Capital Master Partners IV LP MCP Holdings Master LP By: Monarch Alternative Capital LP, as investment adviser By: Name: T itl e : Notices to : Monarch Alternative Capital LP 535 Madison Avenue New York, NY 10022 Email: fundops@monarchlp.com Attention: Fund Operations Michael Weinstock Chief Executive Officer [ Signature Page to Backstop Commitment Agreement ]

Olympus Peak Trade Claims Opportunities Fund I Non - ECI LP By: Olympus Peak Asset Management LP, its Investment Manager By: Name: Leah Silverman Title: Authorized Signatory OPeak LLC By: Olympus Peak Asset Management LP, its Investment Manager By: Name: Leah Silverman Title: Authorized Signatory Olympus Peak CAV Master LP By: Olympus Peak Asset Management LP, its Investment Manager By: Name: Leah Silverman Title: Authorized Signatory Star V Partners LLC By: Name: Leah Silverman Title: Authorized Signatory Olympus Peak Asset Management LP 745 Fifth Avenue Suite 1604 New York, NY 10151 lsilverman@opeaklp.com Attn: General Counsel [ Signature Page to Backstop Commitment Agreement ]

PSAM Worldarb Master Fund Ltd By: Name: Dhananjay Pai Title: Managing Partner, President & Chief Operating Officer Lumyna Specialist Funds – Event Alternative Fund By: Name: Dhananjay Pai Title: Managing Partner, President & Chief Operating Officer Rebound Portfolio Ltd By: Name: Dhananjay Pai Title: Managing Partner, President & Chief Operating Officer P. Schoenfeld Asset Management LP 1350 Avenue of the Americas, 21 st Floor New York, NY 10019 Email: pbrown@psam.com Attention to: Philip Brown [ Signature Page to Backstop Commitment Agreement ]

Sajama Investments, LLC By: Name: Wayne Cohen Title: Authorized Signatory By: Name: Joshua Peck Title: Authorized Signatory Sculptor Capital LP, acting as agent for and on behalf of certain of its affiliated funds 9 West 57 th Street New York, NY 10019 Attn to: Sam Lovett Email: Sam.Lovett@sculptor.com [ Signature Page to Backstop Commitment Agreement ]

Lauca Investments, LLC By: Name: Joshua Peck Title: Vice President Sajama Investments, LLC By: Name: Joshua Peck Title: Authorized Signatory By: Name: Wayne Cohen Title: Authorized Signatory Lauca Investments, LLC c/o Sixth Street Partners 2100 McKinney Avenue Dallas, Texas 75201 Attn: Michael Neruda Email: mneruda@sixthstreet.com [ Signature Page to Backstop Commitment Agreement ]

SPCP Access Holdings, LLC By: N a me: Title: SPCP Luxembourg Strategies S.à.r.l. By: Name: Titl e : SPCP Institutional Group, LLC By: N a me: Title: Silver Point Finance, LLC Two Greenwich Plaza Greenwich, CT 06830 Email address: creditadmin@silverpointcapital.com Attention to: Credit Admin Jennifer Poccia Manager Jesse Dorigo Authorized Signatory Jesse Dorigo Authorized Signatory [ Signature Page to Backstop Commitment Agreement ]

Strategic Value New Rising Fund, LP, individually and as a member of Ellenfield Park LLC By SVP New Rising Management LLC, as its Investment Manager By: Name: James Dougherty Title: Chief Financial Officer Strategic Value Opportunities Fund, L.P., individually and as a member of Ellenfield Park LLC and Belgooly LLC By: SVP Special Situations III - A LLC, solely as its Investment Manager By: Name: James Dougherty Title: Chief Financial Officer Strategic Value Special Situations Master Fund IV L.P., individually and as a member of Ellenfield Park LLC and Belgooly LLC By: SVP Special Situations IV LLC, solely as its Investment Manager By: Name: James Dougherty Title: Chief Financial Officer [ Signature Page to Backstop Commitment Agreement ]

Strategic Value Special Situations Master Fund V, L.P., individually and as a member of Ellenfield Park LLC and Belgooly LLC By: SVP Special Situations V LLC, solely as its Investment Manager By: Name: James Dougherty Title: Chief Financial Officer Strategic Value Dislocation Master Fund, L.P., individually and as a member of Ellenfield Park LLC and Belgooly LLC By: SVP Dislocation LLC, solely as its Investment Manager By: Name: James Dougherty Title: Chief Financial Officer Strategic Value Master Fund, Ltd. By: Strategic Value Partners, LLC, solely as its Investment Manager By: Name: James Dougherty Title: Chief Financial Officer Notice Information: Strategic Value Partners, LLC on behalf of its and its affiliates managed investment funds and accounts 100 West Putnam Avenue Greenwich, CT 06830 Compliance4@svpglobal.com Attn: General Counsel [ Signature Page to Backstop Commitment Agreement ]

Third Point Loan LLC By: Name: Josh Targoff Title: Partner, COO and General Counsel Third Point LLC 55 Hudson Yards New York, NY 10001 Legal@thirdpoint.com Attn: General Counsel [ Signature Page to Backstop Commitment Agreement ]

Red Pines LLC By: Name: Scott Hartman Title: President [ Signature Page to Backstop Commitment Agreement ] Red Pines LLC 901 Marquette Avenue South, Suite 3300 Minneapolis, MN 55402 - 1350 LegalNotices@varde.com Attention to: Legal Department

Schedule 1 Redacted Per Amended Standing Order Regarding Redactions Dated February 2, 2021

Redacted Per Amended Standing Order Regarding Redactions Dated February 2, 2021

Schedule 2 Redacted Per Amended Standing Order Regarding Redactions Dated February 2, 2021

Schedule 3 Corporate Incentive Plan ( CIP ”) 10 Terms CIP to be equivalent to 2.5% of fully - diluted, fully - converted post - reorg shares. Number of synthetic shares granted based on fully - diluted, fully - converted post - reorg shares. CIP to be implemented post - Effective Date by the board of directors to be elected post - Effective Date in accordance with the Shareholders’ Agreement (as defined in the Plan) (the New Board ”). Subsequent awards will be determined by the New Board, in its sole discretion. The New Board shall determine individual grants for Effective Date awards under the CIP, consistent with the terms provided for herein. Compensation consultant selected by and acceptable to the Backstop Shareholders and the Parent GUC Ad Hoc Group shall be retained pre - Effective Date to advise the New Board, including on performance vesting criteria. Structure a) Senior Executives Senior Executives” consists of all members of the Global Executive Meeting” (the GEM Group ”), which consists of the CEO, Vice Presidents and Directors. The Executive Committee ( ExCom ”) is a subset of the GEM Group and consists of all Vice Presidents and one Director, each of whom reports directly to the CEO. Awards to be in the form of phantom (synthetic) shares to be awarded pursuant to a contract and paid in cash. Vesting dates shall occur at 8, 12, 24, 36 and 42 months post - Effective Date consistent with the terms herein. Awards vesting at 8 months and 12 months post - Effective Date will fully cover the Management Protection Plan amount. Performance metrics to be determined and approved by the New Board. Vesting date (From Effective Date) Retention Performance 8 Months 100% 0% 12 Months 100% 0% 24 Months 28% 72% 36 Months 28% 72% 42 Months 28% 72% b) Other Executives Other Executives” consists of any Senior Managers that are not considered Senior Executives ( i.e. , Senior Managers that do not directly report to the ExCom Members), as well as Managers and Junior Managers. 10 Capitalized terms used but not otherwise defined herein have the meaning ascribed to them in the Backstop Commitment Agreement to which this Schedule 3 is attached except where otherwise noted.

Awards to be one - time phantom (synthetic) shares to be awarded pursuant to a contract and paid in cash. Allocation between retention and incentive shares to be 50% retention - based and 50% performance - based. Vesting dates to be determined and approved by New Board, but will be no later than 24 months from Effective Date. c) Other Employees Eligible employees: Current employees that (i) were employees of the company in 2020, (ii) have not been furloughed and re - hired and (iii) remain employed by the company as of the vesting date for any CIP awards. Awards to be one - time cash award based on percentage of $7.611 billion Plan Equity Value, awarded shortly following the Effective Date, paid in cash over the first 6 months post - Effective Date. Subsequent Incentive Plans The terms and conditions of any such plans shall be determined and approved by the New Board, in its sole discretion. Economics CIP to be equivalent to dilution of 2.5% of fully - diluted, fully - converted post - reorg shares: Senior Executives receive 50% Other Executives receive 20% Other Employees receive 30% Management Protection Provisions: Management Protection Plan to be implemented consistent with the Restructuring Plan Term Sheet (Exhibit A) to the Restructuring Support Agreement and Plan and subject to review and comment by the Backstop Parties’ Advisors and good faith consideration of such comments by the Company, as provided for in the Backstop Commitment Agreement. The Management Protection Plan, as previously agreed in the Restructuring Plan Term Sheet (Exhibit A) to the Restructuring Support Agreement, shall include a short - term cash incentive plan in the aggregate amount of $12 million, which shall be deemed earned as of the Effective Date. For the avoidance of doubt, any amounts paid pursuant to such short - term cash incentive plan shall be credited in full against any amounts that may subsequently become due and payable pursuant to the Management Protection Plan.

Exhibit A Form of Joinder Agreement - Backstop Parties JOINDER AGREEMENT This joinder agreement (this Joinder Agreement ”) to the Backstop Commitment Agreement, dated January 12 , 2022 (as amended, supplemented or otherwise modified from time to time, the Backstop Commitment Agreement ”), between LATAM Airlines Group S . A . , the other Debtors (as defined in the Backstop Commitment Agreement) and the Backstop Parties (as defined in the Backstop Commitment Agreement) is executed and delivered by [ Ɣ ] (the Joining Party ”) as of [ Ɣ ] . Each capitalized term used but not defined herein shall have the meaning set forth in the Backstop Commitment Agreement . Agreement to be Bound . The Joining Party hereby agrees to be bound by all of the terms of the Backstop Commitment Agreement, as a Backstop Party for all purposes under the Backstop Commitment Agreement, and acknowledges that any purported Transfer in violation of Section 2 . 6 (b) of the Backstop Commitment Agreement shall be void ab initio . In the event the Joining Party is not an Original Backstop Party, the Joining Party hereby agrees that, together with the purchase of a portion or all the Backstop Party’s Backstop Commitment, it shall pay any increase in payment by the Company to it pursuant to Section 3 . 4 (b) of the Backstop Commitment Agreement incurred by the Company as a result of the jurisdiction of organization of the Joining Party being different than that of any of the existing parties to the Backstop Commitment Agreement as of the date of such Agreement was signed that would not have been incurred absent the Transfer . Representations and Warranties . (a) The Joining Party hereby makes, solely as to itself, the representations and warranties given by the Backstop Parties set forth in Article V of the Backstop Commitment Agreement to the Debtors as of the date of this Joinder Agreement and as of the Closing Date . (b) The Joining Party hereby represents and warrants that the Transfer of a percentage of New Convertible Notes Class C Backstop Commitment and ERO New Common Stock Backstop Commitment (each a Commitment ”) includes a proportional amount of each Commitment, and is accompanied by a corresponding amount of BCA Claims (which, for the avoidance of doubt, include the Allowed Amount of BCA Claims as necessary to pay the New Convertible Notes Class C Purchase Price) . (c) The Joining Party hereby represents and warrants that it has executed and delivered to the Company and Kramer Levin, prior to or together with the execution of this Joinder Agreement, a Joinder to the Restructuring Support Agreement (as defined in, and in the form previously agreed to pursuant to, the Restructuring Support Agreement) .

(d) In case the Transfer is conducted pursuant to Section 2 . 6 (b)(i) of the Backstop Commitment Agreement, the Joining Party represents and warrants, in addition to the representations and warranties included in (a) through (c) above : (i) that it, together with its Affiliates, has sufficient financial resources to satisfy its obligations under the Backstop Commitment Agreement, and (ii) that (x) it, together with its Affiliates, has at least $ 500 million in cash on hand or assets under management, or (y) it has provided the Company other evidence of financial capability satisfying the requirements of Section 2 . 6 (b)(i) of the Backstop Commitment Agreement . Governing Law . Section 10.4 through 10.6 of the Backstop Commitment Agreement are incorporated herein mutatis mutandis. [Joining Party] By: Name: Title: [Information for Notices] [Signature Page to Ultimate Subscriber Joinder]

Exhibit B 30 Days Forward Net Booking Threshold 30 Days Forward Net Booking Threshold FM = Monthly Factor in month M equal to A) 2022 Business Plan Monthly Passenger Revenue in month M multiplied by 80 % divided by B) 2019 Actual Monthly Passenger Revenue in month M F t = means for any day t, F m for the month in which such date occurs . 2019 Net Bookings (d) = as of any given day of the calendar year (day d) on which the Forward Net Booking Condition is being tested, the number of passenger tickets that were booked, as of day d in 2019 , for the forward 30 days as of day d in 2019 (i . e . the 30 day period following day d in 2019 ) . For the avoidance of doubt, 2019 Net Bookings (d) excludes any passenger tickets that were cancelled on or prior to day d in 2019 . Net Booking Threshold (d) = as of any given day of the calendar year (day d) on which the Forward Net Booking Condition is being tested, Average F t from t = d to d+ 29 x 2019 Bookings (d) 2022 Business Plan Monthly Passenger Revenue means, for any month M, the Passenger Revenue (as that term is used in the Base Business Plan) projected in the Base Business Plan for such month M . 2019 Actual Monthly Passenger Revenue means, for any month M, the actual Passenger Revenue (as that term is used in the Base Business Plan) for the corresponding month in 2019 (it being understood that such actual Passenger Revenue shall be based on the same Passenger Revenue figures used in reporting annual Passenger Revenue in the Company’s Form 20 - F filed with the SEC for the fiscal year ended December 31 , 2019 ) . Forward Net Bookings means, as of any date of determination, the number of passenger tickets that were booked, as of such date, for the forward 30 days (i . e . the 30 day period following such date) . For the avoidance of doubt, Forward Net Bookings excludes any passenger tickets that were cancelled on or prior to the date of determination .

Exhibit B-1

Illustrative Example of Application of Forward Net Booking Condition

Example: Forward Net Booking Threshold tested on 8/29/22

Assume:

- August 2019 Actual Monthly Passenger Revenue = $800,000,000.00
- August 2022 Business Plan Monthly Passenger Revenue = $600,000,000.00
- September 2019 Actual Monthly Passenger Revenue = $1,000,000,000.00
- September 2022 Business Plan Monthly Passenger Revenue = $850,000,000.00
- 2019 Net Bookings(8/29/22) = 400,000,000

Then:

$$F_{August} = \frac{\$600,000,000.00 \times 80\%}{\$800,000,000.00} = 60\%$$

$$F_{September} = \frac{\$850,000,000.00 \times 80\%}{\$1,000,000,000.00} = 68\%$$

$$Net\ Booking\ Threshold(8/29/22) = 2019\ Net\ Bookings(8/29/22) \times \frac{1}{30} \times \sum_{t=d}^{d+29} F_t$$

$$Net\ Booking\ Threshold(8/29/22) = 2019\ Net\ Bookings(8/29/22) \times \frac{1}{30} \times (F_{Aug\ 29} + F_{Aug\ 30} + F_{Aug\ 31} + F_{Sep\ 1} + \cdots + F_{Sep\ 27})$$

$$Net\ Booking\ Threshold(8/29/22) = 2019\ Net\ Bookings(8/29/22) \times \frac{1}{30} \times (3F_{Aug} + 27F_{Sep})$$

$$Net\ Booking\ Threshold(8/29/22) = 400,000,000 \times \frac{1}{30} \times (3 \times 60\% + 27 \times 68\%) = 268,800,000$$

Anexo 99.2 – Acuerdo de Soporte de los Accionistas Soportantes

Execution Version BACKSTOP COMMITMENT AGREEMENT AMONG LATAM AIRLINES GROUP S.A. AND THE OTHER DEBTORS PARTY HERETO AND THE BACKSTOP PARTIES PARTY HERETO Dated as of January 12, 2022

TABLE OF CONTENTS

Page

ARTICLE I DEFINITIONS **2**
Section 1.1 Definitions 2
Section 1.2 Additional Defined Terms 17
Section 1.3 Construction 19

ARTICLE II BACKSTOP COMMITMENT **20**
Section 2.1 Offerings 20
Section 2.2 Backstop Commitment 21
Section 2.3 Backstop Party Default 21
Section 2.4 Backstop Escrow Account Funding 22
Section 2.5 Closing 24
Section 2.6 Designation and Assignment Rights 25

ARTICLE III EXPENSE REIMBURSEMENT **26**
Section 3.1 Expense Reimbursement 26
Section 3.2 Tax Matters 27

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE DEBTORS **28**
Section 4.1 Organization and Qualification 28
Section 4.2 Corporate Power and Authority 28
Section 4.3 Execution and Delivery; Enforceability 29
Section 4.4 Authorized and Issued Share Capital 29
Section 4.5 Issuance 30
Section 4.6 No Conflict 30
Section 4.7 Consents and Approvals 31
Section 4.8 Arm's Length 31
Section 4.9 Financial Statements; Undisclosed Liabilities 32
Section 4.10 Company SEC Documents and Disclosure Statement 32
Section 4.11 Absence of Certain Changes 32
Section 4.12 No Violation; Compliance with Laws 32
Section 4.13 Proceedings 32
Section 4.14 Labor Relations 33
Section 4.15 Intellectual Property; Privacy 33
Section 4.16 Title to Real and Personal Property 33
Section 4.17 No Undisclosed Relationships 34
Section 4.18 Licenses and Permits 34
Section 4.19 Environmental 34
Section 4.20 Tax Matters 35
Section 4.21 Labor and Social Security Matters 36
Section 4.22 Internal Control Over Financial Reporting 36
Section 4.23 Disclosure Controls and Procedures 36
Section 4.24 No Unlawful Payments 36
Section 4.25 Compliance with Money Laundering Laws 36
Section 4.26 Compliance with Sanctions Laws 36

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Section 4.27 No Broker's Fees 37
Section 4.28 Certain Aircraft Matters 37
Section 4.29 Insurance 37
Section 4.30 Investment Company Act 37
Section 4.31 Exemption from Registration 37
Section 4.32 Alternative Transaction 37

ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE BACKSTOP PARTIES 38
Section 5.1 Incorporation 38
Section 5.2 Corporate Power and Authority 38
Section 5.3 Execution and Delivery 38
Section 5.4 No Conflict 38
Section 5.5 Consents and Approvals 39
Section 5.6 Purchasing Intent 39
Section 5.7 Sophistication; Investigation 39
Section 5.8 Sufficiency of Funds 40
Section 5.9 Proceedings 41
Section 5.10 Additional Securities Laws Matters; Undertakings. 41

ARTICLE VI ADDITIONAL COVENANTS 41
Section 6.1 Approval of the Backstop Parties 41
Section 6.2 Orders; Plan and Disclosure Statement 41
Section 6.3 Covenants of the Company 42
Section 6.4 Antitrust Approval 43
Section 6.5 Access to Information 45
Section 6.6 Financial Information 46
Section 6.7 Alternative Transaction Proposals 47
Section 6.8 Commercially Reasonable Efforts 48
Section 6.9 New Board of Directors; Governance 49
Section 6.10 Corporate Incentive Plan; Management Protection Provisions and Short Incentive Plan 49
Section 6.11 Securities Registration; Registration Rights Agreement, Etc. 49
Section 6.12 Use of Proceeds 50

ARTICLE VII CONDITIONS TO THE OBLIGATIONS OF THE PARTIES 50
Section 7.1 Conditions to the Obligation of the Backstop Parties 50
Section 7.2 Waiver of Conditions to Obligation of Backstop Parties 56
Section 7.3 Conditions to the Obligation of the Company 56

ARTICLE VIII INDEMNIFICATION AND CONTRIBUTION 57
Section 8.1 Indemnification Obligations 57
Section 8.2 Indemnification Procedure 58
Section 8.3 Settlement of Indemnified Claims 59
Section 8.4 Contribution 59
Section 8.5 Treatment of Indemnification Payments 60
Section 8.6 Survival 60

ARTICLE IX TERMINATION 60

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Section 9.1 Termination Rights 60
Section 9.2 Effect of Termination 64

ARTICLE X GENERAL PROVISIONS 65
Section 10.1 Notices 65
Section 10.2 Assignment; Third Party Beneficiaries 66
Section 10.3 Prior Negotiations; Entire Agreement 66
Section 10.4 Governing Law; Venue 67
Section 10.5 Waiver of Jury Trial 67
Section 10.6 Counterparts 67
Section 10.7 Waivers and Amendments; Rights Cumulative 67
Section 10.8 Headings 68
Section 10.9 Specific Performance 68
Section 10.10 Damages 69
Section 10.11 No Reliance 69
Section 10.12 Publicity 69
Section 10.13 Settlement Discussions 69
Section 10.14 Joint and Several 70
Section 10.15 More Favorable Terms 70
Section 10.16 No Recourse 70

SCHEDULES AND EXHIBITS

Schedule 1 Backstop Commitment Percentage
Exhibit A Joinder Agreement- Backstop Parties
Exhibit B 30 Day Forward Net Booking Threshold
Exhibit C Terms of Corporate Incentive Plan, Management Protection Provisions and Short Term Cash Incentive

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BACKSTOP COMMITMENT AGREEMENT THIS BACKSTOP COMMITMENT AGREEMENT (including any Exhibits and Schedules hereto, this Agreement ”), dated as of January 12 , 2022 is made by and among LATAM Airlines Group S . A . , a company organized under the laws of Chile (the Company ” or LATAM Parent ”) and each of its direct and indirect debtor subsidiaries that have filed chapter 11 cases (the Chapter 11 Cases ”) under Title 11 of the United States Code, 11 U . S . C . †† 101 - 1532 (as it may be amended from time to time, the Bankruptcy Code ”) in the Bankruptcy Court (as defined below) (together with the Company, each a Debtor ” and, collectively, the Debtors ”), on the one hand, and the Backstop Parties set forth on Schedule 1 hereto, as may be amended, supplemented or otherwise modified from time to time in accordance with this Agreement (each referred to herein, individually, as a Backstop Party ” and, collectively, as the Backstop Parties ”), on the other hand . The Company, the other Debtors and each Backstop Party is referred to herein, individually, as a Party ” and, collectively, as the Parties . ” RECITALS WHEREAS, the Company, the other Debtors, the Backstop Parties, certain other shareholders of the Company and members of an ad hoc group of LATAM Parent claimholders have entered into a Restructuring Support Agreement, dated as of November 26 , 2021 (including the terms and conditions set forth in the Restructuring Term Sheet attached as Exhibit A to the Restructuring Support Agreement (the Restructuring Term Sheet ”) and all other exhibits attached thereto, as it may be amended, restated, supplemented or otherwise modified from time to time in accordance with the terms thereof, the Restructuring Support Agreement ”), which provides for the restructuring of the Debtors’ capital structure and financial obligations pursuant to a plan of reorganization of the Debtors implementing the terms and conditions of the Restructuring and requires that such plan of reorganization be consistent with the Restructuring Support Agreement ; WHEREAS, in accordance with the terms of the Restructuring Support Agreement, the Debtors shall seek entry by the Bankruptcy Court of the Backstop Order and the Disclosure Statement Order, and intend to seek confirmation of the Plan through entry of the Confirmation Order (each as defined below) ; WHEREAS, the negotiations between the Company and the other Debtors and their creditors in connection with the Chapter 11 Cases is enabling the Company to continue its air carrier business which, as a result of COVID - 19 and the consequent travel restrictions and reductions in demand, placed the Company in severe financial distress and caused a significant interruption of the Company’s normal business and operations ; therefore, the fulfillment of the steps set forth herein and the reciprocal obligations of the parties involved in this Agreement are essential for the continuation of the Company’s air carrier business ; WHEREAS, pursuant to the Restructuring Support Agreement, the Plan, the Disclosure Statement Order, the New Convertible Notes Preemptive Rights Offering Procedures (as defined below) and this Agreement, LATAM Parent shall conduct the New Convertible Notes Preemptive Rights Offering (as defined below) in which each Eligible Equity Holder (as defined below) will have the opportunity to purchase its pro rata share of various New

2 Convertible Notes, including its pro rata share of $ 1 , 372 , 839 , 694 in principal amount of New Convertible Notes Class B (as defined below) which shall be issued pursuant to the Plan (the New Convertible Notes Class B Aggregate Principal Amount ”) ; WHEREAS, subject to the terms and conditions contained in this Agreement and the Restructuring Support Agreement, each Backstop Party has agreed to purchase, at par, on a several and not joint basis, its Backstop Commitment Percentage of the Unsubscribed New Convertible Notes Class B (as defined below) at the same price as offered to Eligible Equity Holders pursuant to the New Convertible Notes Preemptive Rights Offering Procedures up to the New Convertible Notes Class B Backstop Commitment (as defined below) ; WHEREAS, the Restructuring Support Agreement, the Plan, the Disclosure Statement Order and this Agreement contemplate an ERO (as defined below) of ERO New Common Stock to be offered for subscription and purchase to Eligible Equity Holders on the terms and conditions to be set forth in the ERO Procedures (as defined below) ; WHEREAS, subject to the terms and conditions contained in this Agreement and the Restructuring Support Agreement, each Backstop Party has agreed to purchase, on a several and not joint basis, its Backstop Commitment Percentage of the Unsubscribed ERO New Common Stock at the ERO New Common Stock Purchase Price (as defined below) up to the ERO New Common Stock Backstop Commitment (as defined below) ; and WHEREAS, pursuant to the Backstop Commitment, the Backstop Parties have, in the aggregate, committed to make cash investments of up to $ 1 , 772 , 839 , 694 . 12 , comprised of $ 1 , 372 , 839 , 694 . 12 in New Convertible Notes Class B and $ 400 , 000 , 000 . 00 in ERO New Common Stock . NOW, THEREFORE, in consideration of the mutual promises, agreements, representations, warranties and covenants contained herein, each of the Debtors, on the one hand, and the Backstop Parties, on the other hand, hereby agree (in the case of the Backstop Parties, on a several and not joint basis) as follows : ARTICLE I D E F I N ITIO NS Section 1 . 1 Definitions . Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Restructuring Support Agreement . Except as otherwise expressly provided in this Agreement, or unless the context otherwise requires, whenever used in this Agreement (including any Exhibits and Schedules hereto), the following terms shall have the respective meanings specified therefor below : Affiliate ” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made (including any Affiliated Funds of such Person) ; provided , that solely for purposes of this Agreement, no Backstop Party shall be deemed an Affiliate of the Company or any of the other Debtors as a result of this Agreement or transactions contemplated hereby . For purposes of this

3 definition, the term control” (including the correlative meanings of the terms controlled by” and under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person (whether through the ownership of voting securities, by contract, or otherwise) . Affiliated Fund ” means, with respect to any Person, (a) any investment funds, managed accounts or other entities who are advised by such Person or the same investment advisor or manager or by investment advisors which are Affiliates of such Person or (b) any investment advisor with respect to an investment fund, managed account or entity it advises . Aggregate Offering Amount ” means the aggregate amount the Backstop Parties are required to pay pursuant to the New Convertible Notes Class B Backstop Commitment and the ERO New Common Stock Backstop Commitment pursuant to the terms hereof, 100 % of which shall be in cash . Antitrust Approvals ” means any notification, authorization, approval, consent, filing, application, non - objection, expiration or termination of applicable waiting period (including any extension thereof), exemption, determination of lack of jurisdiction, waiver, variance, filing, permission, qualification, registration or notification required or, if agreed between the Company and the Requisite Backstop Parties (in each case, acting reasonably) advisable, under any Antitrust Laws . Antitrust Authorities ” means any Governmental Entity having jurisdiction pursuant to the Antitrust Laws, including the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, and the attorneys general of the several states of the United States, and Antitrust Authority” means any of them . Antitrust Laws ” means any Law governing agreements in restraint of trade, monopolization, merger or pre - merger notification, the lessening of competition through merger or acquisition or anti - competitive conduct, including the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act and Chilean Law Decree No . 211 of 1973 . Available Securities ” means the Backstop Securities that any Backstop Party fails to purchase as a result of a Backstop Party Default by such Backstop Party . Backstop Commitment Percentage ” means, with respect to each Backstop Party, the percentage set forth opposite such Backstop Party’s name under the column titled Backstop Commitment Percentage ” on Schedule 1 (as it may be amended, supplemented or otherwise modified from time to time in accordance with this Agreement) . Schedule 1 shall be updated from time to time to reflect the addition of additional Backstop Parties that become party hereto in accordance with this Agreement as well as the Transfer of Backstop Commitments among existing Backstop Parties in accordance with Section 2 . 6 (b) . Backstop Creditors Backstop Agreement ” means the agreement reflecting the terms on which the Backstop Creditors will backstop the New Convertible Notes Offering with respect to the New Convertible Notes Class C and four hundred million ( $ 400 , 000 , 000 ) dollars of the ERO Rights Offering, dated as of even date herewith .

4 Backstop Order ” means an Order entered by the Bankruptcy Court acceptable to the Backstop Parties approving the BCA Approval Motion and the Debtor’s entry into, and performance under, this Agreement, including approval of all payments, reimbursements and allocations embodied herein, including the Expense Reimbursement . Backstop Parties’ Advisors ” means Greenhill & Co . , LLC ( Greenhill ”) and ASSET Chile S . A . advising each Backstop Party in its individual capacity, Wachtell, Lipton, Rosen & Katz and Cuatrecasas as advisor to CVA, Davis Polk & Wardwell LLP, Barros & Errázuriz Abogados and Perella Weinberg Partners, L . P . as advisors to Delta, and Alston & Bird LLP, Carey Abogados and HSBC as advisors to Qatar . Backstop Party Default ” means (i) the failure by any Backstop Party to deliver and pay the aggregate Purchase Price (as defined below) for such Backstop Party’s Backstop Commitment Percentage of Backstop Securities by the Escrow Funding Date in accordance with Section 2 . 4 (c) , or (ii) any material breach of the Restructuring Support Agreement or this Agreement or any New Convertible Notes Documentation in effect prior to the Effective Date by any Backstop Party (or its Affiliates that are also Backstop Parties), which material breach has a material adverse effect on the Restructuring Transactions or on the ability of such Backstop Party to deliver and pay the aggregate Purchase Price for such Backstop Party’s Backstop Commitment Percentage of Backstop Securities by the Escrow Funding Date in accordance with Section 2 . 4 (c) . Backstop Securities ” means the Unsubscribed Securities subscribed and purchased by the Backstop Parties pursuant to the terms hereof . Bankruptcy Court ” means the United States Bankruptcy Court in which the Chapter 11 Cases are being jointly administered or another United States Bankruptcy Court with jurisdiction over the Chapter 11 Cases . Base Business Plan ” means LATAM Parent’s business plan, as approved by LATAM Parent’s applicable governing bodies and filed on a Form 6 - K on September 9 , 2021 , as well as the additional detail provided to the Backstop Parties’ Advisors via the business plan model dated June 4 , 2021 , containing certain five - year financial and operating forecasts of the Company and related information . BCA Approval Motion ” means the motion to be filed by the Debtors in form and substance acceptable to the Backstop Parties seeking approval of this Agreement and entry of the Backstop Order . Board ” means the board of directors of the Company. Brazilian Local Reorganization Proceeding ” means a judicial reorganization ( recuperação judicial ) or an extrajudicial reorganization ( recuperação extrajudicial ), in each case, before a Brazilian civil court, pursuant to Federal Law No . 11 , 101 , dated February 9 , 2005 , as amended and regulated with respect to any of the direct or indirect Brazilian Subsidiaries of the Company .

5 Business Day ” means any day, other than a Saturday, Sunday, or other day on which commercial banks are authorized to close under the Laws of, or are in fact closed in, the Borough of Manhattan, City of New York or in Santiago, Chile . Business Plan ” means the Base Business Plan, as may be amended, supplemented or otherwise modified from time to time with the consent of the Backstop Parties . Bylaws ” means the amended and restated bylaws of the Company as of the Closing Date, which shall be in form and substance acceptable to the Backstop Parties . Bylaws Amendment ” means the amendments to the Bylaws of LATAM Parent contemplated by the Restructuring Support Agreement, this Agreement and the Plan, in form and substance acceptable to the Backstop Parties . Chilean Local Reorganization Proceeding ” means a Procedimiento de Reorganización Judicial de la Empresa Deudora or a proceeding seeking an Acuerdo de Reorganización Simplificado , in either case, before a Chilean civil court, pursuant to the Chilean Insolvency and Reorganization Law No . 20 , 720 ( Ley de Insolvencia y Reemprendimiento ) with respect to any of LATAM Parent, Lan Cargo S . A . , Fast Air Almacenes de Carga S . A . , LATAM Travel Chile II S . A . , Lan Cargo Inversiones S . A . , Holdco Colombia I SpA, Holdco Colombia II SpA, Transporte Aéreo S . A . , Inversiones Lan S . A . , Lan Pax Group S . A . , Technical Training LATAM S . A . and Holdco Ecuador S . A . CMF ” means the Comisión para el Mercado Financiero , a Chilean regulatory authority tasked with overseeing the Chilean financial markets . Company SEC Documents ” means all of the reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) filed with the SEC by the Company prior to the date hereof . Competitor Party ” has the meaning set forth in the Restructuring Support Agreement. Confirmation Order ” means an Order of the Bankruptcy Court confirming the Plan pursuant to Section 1129 of the Bankruptcy Code in form and substance acceptable to the Backstop Parties Contract ” means any agreement, contract or instrument, including any loan, note, bond, mortgage, indenture, guarantee, deed of trust, license, franchise, commitment, lease, franchise agreement, letter of intent, memorandum of understanding or other obligation, and any amendments thereto, whether written or oral . Corporate Incentive Plan ” means the incentive plan on terms consistent with Exhibit C hereto . Cover Purchaser ” means each Person (excluding any Debtors or any of their Subsidiaries) acquiring Available Securities pursuant to a Cover Transaction, which Person may not be a Competitor Party .

6 Cover Transaction ” means a transaction in which a Person who is not a Backstop Party, Competitor Party or a Debtor (or a Subsidiary of any Debtor) funds all or a portion of the Deficiency Amount (as defined below) by purchasing remaining Available Securities in accordance with Section 2 . 3 (d) . COVID - 19 ” means both the viral pneumonia named coronavirus disease 2019 (COVID - 19 ) by the World Health Organization and the virus named Severe Acute Respiratory Syndrome Coronavirus 2 (SARS - CoV - 2 ) by the International Committee on Taxonomy of Viruses and any mutations thereof . Current DIP Credit Agreement ” means the DIP Credit Agreement as in effect as of the date hereof . Current DIP Facility ” means the credit facility provided under the Current DIP Credit Agreement as in effect as of the date hereof . Defaulting Backstop Party ” means, at any time, in respect of a Backstop Party Default that is continuing at such time, the applicable defaulting Backstop Party . Deficiency Amount ” means the difference between (x) the Aggregate Offering Amount, minus (y) the aggregate amount of proceeds of the Backstop Commitment on deposit in the Offering Escrow Accounts, calculated as of the first ( 1 st) Business Day following the expiration of the Backstop Party Replacement Period (after giving effect to a Backstop Party Replacement) . Designated Board Matters ” means each and all of the following matters : (i) issuance of the Plan Securities ; (ii) pricing of the ERO New Common Stock ; (iii) the Registration and Listing Terms and the Registration Rights Agreement ; and (iv) the terms and conditions of the Exit Financing . DIP Claim ” means any claim, to the extent not previously paid during the course of the Chapter 11 Cases, against any Debtor arising from or related to any Financing Order or any other DIP Facility Document . DIP Facility ” means the Current DIP Facility or any other debtor - in - possession credit facility or similar arrangement entered into by any Debtor in connection with the Chapter 11 Cases . DIP Facility Documents ” means all related agreements, documents, and instruments delivered or executed in connection with any DIP Facility . Disclosure Statement ” means the Company’s disclosure statement, including any exhibits, appendices, related documents, ballots, and procedures related to the solicitation of votes to accept or reject the Plan, in each case, as amended, supplemented, or otherwise modified from time to time in accordance with the terms hereof, that is consistent with the Restructuring Support Agreement .

7 Disclosure Statement Order ” means an Order of the Bankruptcy Court in form and substance reasonably acceptable to the Backstop Parties and consistent with the Restructuring Support Agreement and this Agreement (a) approving the Disclosure Statement ; (b) establishing a voting record date for the Plan ; (c) approving solicitation packages and procedures for the distribution thereof ; (d) approving the forms of ballots ; (e) establishing procedures for voting on the Plan ; (f) establishing procedures for the GUC New Convertible Notes Class C Distribution and (g) establishing notice and objection procedures for the confirmation of the Plan . Effective Date ” means the date of substantial consummation of the Plan, which shall be the first ( 1 st) Business Day upon which all conditions precedent to the effectiveness of the Plan, are satisfied or waived with the consent of the Backstop Parties in accordance with the Plan . Eligible Equity Holders ” means all holders of Equity Interests registered on the shareholders’ registry of LATAM Parent as of midnight on the applicable record date established in accordance with the Plan who will be entitled to exercise preemptive rights under applicable Laws with respect to the ERO New Common Stock and the New Convertible Notes during the ERO Preemptive Rights Offering Period and the New Convertible Notes Preemptive Rights Offering Period, respectively . Eligible LATAM GUC Holder ” means a LATAM GUC Holder that is not an Ineligible Holder, including, for the avoidance of doubt, the Backstop Parties to the extent applicable . End Date ” means October 31 , 2022 ; provided that the End Date may be extended pursuant to Section 7 . 1 (u) hereof to no later than November 30 , 2022 . Environmental Laws ” means all Laws relating to the protection of the environment, of natural resources (including wetlands, wildlife, aquatic and terrestrial species and vegetation) or of human health and safety as it relates to exposure to Materials of Environmental Concern, or to the management, use, transportation, treatment, storage, disposal or arrangement for disposal of Materials of Environmental Concern . Equity Interests ” means, collectively, the shares (or any class thereof), common stock, preferred stock, limited liability company interests, units, and any other equity, ownership, or profits interests of any Person, and options, warrants, rights, or other securities or agreements to acquire or subscribe for, or which are convertible into the shares (or any class thereof) of, common stock, preferred stock, limited liability company interests, units, or other equity, ownership, or profits interests of any Person (in each case whether or not arising under or in connection with any employment agreement) . ERO ” means the eight hundred million ($800,000,000) dollar ERO Rights Offering by LATAM Parent as described in Exhibit E to the Restructuring Support Agreement (i) first, to Eligible Equity Holders during the ERO Preemptive Rights Offering Period and (ii) thereafter to any Eligible Equity Holders that participated in the ERO Preemptive Rights Offering Period in accordance with the ERO Procedures, in each case consistent with this

8 Agreement and with the offering price for the ERO New Common Stock set at the ERO New Common Stock Purchase Price. ERO Expiration Time ” means the time and the date on which the ERO expires in accordance with the ERO Procedures . ERO New Common Stock ” means the common stock of Reorganized LATAM Parent to be delivered by Reorganized LATAM Parent on the Effective Date pursuant to the ERO, constituting approximately 12 . 1717 % of the Reorganized LATAM Parent Stock (including the Existing Common Stock and the New Shares, assuming the conversion of all New Convertible Notes) . ERO New Common Stock Purchase Price ” means, in the case of ERO New Common Stock subscribed and purchased by Eligible Equity Holders in the ERO or by Backstop Parties in satisfaction of their ERO New Common Stock Backstop Commitment, a Purchase Price representing a 13 . 73 % discount to LATAM Parent’s Plan Equity Value ; provided , however , that to the extent the Plan Equity Value is amended or otherwise changed, the ERO New Common Stock Purchase Price with respect to the ERO will be correspondingly amended to maintain the same proportion of common stock of Reorganized LATAM Parent, including the Existing Common Stock and the New Shares (assuming conversion of all New Convertible Notes) (i . e . approximately 12 . 1717% ) as the foregoing ERO New Common Stock Purchase Price ; provided further , that the Aggregate Purchase Price for all ERO New Common Stock sold in the ERO shall be eight hundred million ( $ 800 , 000 , 000 ) dollars ; provided further , that the maximum Aggregate Purchase Price that the Backstop Parties shall be required to pay pursuant to their ERO New Common Stock Backstop Commitment shall not exceed four hundred million ( $ 400 , 000 , 000 ) dollars . ERO Participants ” means those Eligible Equity Holders who duly subscribe for ERO New Common Stock in accordance with the ERO Procedures or pursuant to this Agreement . ERO Procedures ” means the offering procedures governing the ERO, including during the ERO Preemptive Rights Offering Period, attached as an exhibit to the Plan Supplement and in form and substance reasonably acceptable to the Company and the Backstop Parties . Exchange Act ” means the Securities Exchange Act of 1934 , as amended, and the rules and regulations of the SEC thereunder . Excluded Taxes ” means, with respect to any recipient of a payment under this Agreement, (a) Taxes imposed on or measured by net income, franchise Taxes, and branch profits Taxes, in each case, imposed as a result of such recipient being organized under the laws of or having its principal office in the jurisdiction imposing such Tax, and (b) Taxes imposed as a result of a present or former connection between such recipient and the jurisdiction imposing such Tax (other than a connection arising solely from (i) such recipient or any Affiliate thereof having negotiated, executed, delivered, become a party to or performed its obligations under this

9 Agreement or (ii) such recipient or any Affiliate thereof owning any Claims or executing its rights with respect to any such Claims). Exit Financing ” means, collectively, the (i) approximately $ 2 . 250 billion in notes or term loans ; (ii) an approximately $ 500 million revolving credit facility, (iii) the refinancing, amendment, amendment and restatement, extension or other modification (other than an increase in size) of the Company’s existing $ 600 million revolving credit facility and (iv) the approximately $ 273 million Spare Engine Facility (as defined in the Restructuring Support Agreement), in each case on material terms, including economic terms, acceptable (and otherwise on terms reasonably acceptable) to the Backstop Parties . Final Order ” means an order or judgment of the Bankruptcy Court or other court of competent jurisdiction with respect to the subject matter, as entered on the docket in any Chapter 11 Case or the docket of any court of competent jurisdiction, that has not been reversed, stayed, modified or amended, and as to which the time to appeal, or seek certiorari or move, under Bankruptcy Rule 9023 or Rule 59 of the Federal Rules of Civil Procedure, for a new trial, reargument, or rehearing has expired and no appeal or petition for certiorari or other proceedings for a new trial, reargument, or rehearing has been timely taken, or as to which any appeal that has been taken or any petition for certiorari that has been or may be timely filed has been withdrawn or resolved by the highest court to which the order or judgment was appealed or from which certiorari was sought or the new trial, reargument, or rehearing shall have been denied, resulted in no stay pending appeal or modification of such order or has otherwise been dismissed with prejudice ; provided , however , that the possibility that a motion under Rule 60 of the Federal Rules of Civil Procedure or any analogous rule under the Bankruptcy Rules, may be filed with respect to such order shall not preclude such order from being a Final Order . Financing Order ” means any order of the Bankruptcy Court approving any DIP Facility. General Offering Escrow Account ” means the escrow account located in Chile and established pursuant to this Agreement pursuant to which (i) the New Convertible Notes Class C Unsecured Creditors are required to fund the cash portion of the Purchase Price for the GUC New Convertible Notes Class C Distribution Securities subscribed and purchased in the GUC New Convertible Notes Class C Distribution, (ii) the ERO Participants are required to fund the Purchase Price for the ERO New Common Stock subscribed and purchased by them in the ERO and (iii) the New Convertible Notes Preemptive Rights Offering Participants are required to fund the Purchase Price for the New Convertible Notes Class A, New Convertible Notes Class B and the New Convertible Notes Class C subscribed and purchased by them in the New Convertible Notes Preemptive Rights Offering ; provided that separate sub - accounts shall be set up for each of the sources of funds described in the preceding clauses (i) - (iii) and for the proceeds of each class of New Convertible Notes described in clause (iii) . Government Approvals ” means any notification, authorization, approval, consent, filing, application, non - objection, expiration or termination of applicable waiting period (including any extension thereof), exemption, determination of lack of jurisdiction, waiver, variance, filing, permission, qualification, registration or notification required under any applicable Laws, including Antitrust Approvals and Securities Law Approvals .

10 Governmental Entity ” means any U . S . or non - U . S . (including Chile, Brazil, Colombia, Ecuador, Cayman Islands and Peru) federal, state, municipal, local, judicial, administrative, legislative or regulatory or competition, antitrust or foreign investment authority, agency, department, commission, regulator court, or tribunal of competent jurisdiction (or any such multinational entity) or any quasi - governmental or private body exercising any administrative, executive, judicial, legislative, police, regulatory, taxing, importing or other governmental or quasi - governmental authority (including any branch, department or official thereof) . GUC New Convertible Notes Class C Distribution ” means the allocation by LATAM Parent of the GUC New Convertible Notes Class C Distribution Securities to the Eligible LATAM GUC Holders in accordance with the terms and conditions of the Backstop Creditors Backstop Agreement, the Plan, the Disclosure Statement Order and Restructuring Support Agreement . GUC New Convertible Notes Class C Distribution Amount ” means New Convertible Notes Class C in a principal amount equal to the New Convertible Notes Class C Aggregate Principal Amount less (i) the aggregate amount of New Convertible Notes Class C subscribed and purchased by Eligible Equity Holders in the New Convertible Notes Preemptive Rights Offering in accordance with Plan and (ii) the Direct Allocation Amount (as defined in the Backstop Creditors Backstop Agreement) . GUC New Convertible Notes Class C Distribution Securities ” shall have the meaning given to it in the recitals to the Backstop Creditors Backstop Agreement . Holder ” means a Person who is the record holder of a Claim as of the Distribution Record Date or the authorized agent of such Person . HSR Act ” means the Hart - Scott - Rodino Antitrust Improvements Act of 1976, as amended. HSR Filing ” means the filing of the Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement with the Antitrust Division of the United States Department of Justice and the United States Federal Trade Commission . Ineligible Holder ” shall have the meaning given to such term in the Plan . Intellectual Property ” means all intellectual or industrial property or proprietary rights of any kind or description arising or enforceable under the Laws of the U . S . , any other country, jurisdiction, or treaty regime, including any : (i) trademarks, service marks, service names, trade dress, domain names, social media handles or account identifiers, corporate and trade names, icons, logos and all other indicia of source or origin, together with all associated goodwill, (ii) patents, inventions, invention disclosures, technology, know - how, formulae, patterns, compilations, programs, techniques, processes and methods, (iii) copyrights and copyrighted works, (including Software, works of authorship, moral rights, derivative works, databases and compilations, online, advertising and promotional materials, mobile and social media content and documentation), (iv) trade secrets and confidential or proprietary information

11 or content, and (v) all registrations, applications, renewals, re - issues, continuations, continuations - in - part, divisions, extensions, re - examinations and foreign counterparts of any of the foregoing . Knowledge of the Company ” means the actual knowledge of the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer or General Counsel of the Company after such reasonable inquiry or investigation as such individuals would normally conduct in the ordinary course of their business . Law ” means any federal, state or local U . S . or non - U . S . law (including common law), statute, code, ordinance, rule, regulation, order, ruling, judgment, treaty, or convention in each case, that is validly adopted, promulgated, issued, or entered by a Governmental Entity of competent jurisdiction (including the Bankruptcy Court) . Lien ” means any lien, adverse claim, charge, option, right of first refusal, servitude, security interest, mortgage, pledge, deed of trust, easement, encumbrance, restriction on transfer, conditional sale or other title retention agreement, defect in title or other restrictions of a similar kind . Material Adverse Effect ” means a material adverse effect on, and/or one or more events, changes, developments or circumstances that, taken alone or together, result in, or would reasonably be expected to result in, a material adverse effect with respect to (a) the business, operations, properties, assets, financial condition or prospects of the Debtors taken as a whole ; or (b) the ability of LATAM Parent or the other Debtors to perform their obligations under (or to implement the transactions contemplated by) the Plan, Restructuring Support Agreement, this Agreement or any other material agreement (in the case of this clause (b), that is not reasonably capable of timely being avoided, reversed, rescinded or overturned), and except, in each case, to the extent arising from or attributable to the following : (i) the filing of the Chapter 11 Cases, including the filing of the Plan and the other documents contemplated thereby, or any action required by the Plan that is made in compliance with the Bankruptcy Code ; (ii) any change after the date hereof in global, national or regional political conditions (including hostilities, acts of war, sabotage, terrorism, military actions, protests, riots or other civil unrest, or any escalation or material worsening of such matters existing or underway as of the date of this Agreement) or in the general business, market, financial, legal, tax or economic conditions affecting the industries, regions, countries and markets in which the Debtors operate, including in any change in U . S . or applicable foreign economies or securities, currencies or financial markets, changes in commodity prices including fuel prices and oil prices, force majeure events, acts of God,” ; (iii) any epidemic, pandemic, or disease outbreak, including but not limited to COVID - 19 and any evolutions thereof ; (iv) changes after the date hereof in applicable Law or IFRS in the U . S . or Chile ; or (v) natural disasters or declarations of national emergencies in the U . S . or Chile ; provided that the exceptions in clauses (ii) - (v) shall not apply to the extent such described change, event, development or circumstance has a disproportionately adverse effect on the Debtors, taken as a whole, as compared to other companies in the industries, regions and markets in which the Debtors and their subsidiaries operate . Materials of Environmental Concern ” means (i) any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products, polychlorinated biphenyls,

12 urea - formaldehyde insulation, asbestos, per - and polyfluoroalkyl substances, pollutants, contaminants, radioactive materials, and (ii) any other substances that are regulated as hazardous or toxic pursuant to or could give rise to liability under any Environmental Law . New Convertible Notes ” means New Convertible Notes Class A, New Convertible Notes Class B, and /or New Convertible Notes Class C, as applicable . New Convertible Notes Class B ” means the convertible notes in an aggregate principal amount equal to the New Convertible Notes Class B Aggregate Principal Amount issued by LATAM Parent pursuant to the Plan that have terms and conditions (and are issued pursuant to documentation) consistent with the Restructuring Support Agreement and reasonably acceptable to the Backstop Parties . New Convertible Notes Class B Purchase Price ” means, in the case of each $ 1 , 000 in principal amount of New Convertible Notes Class B subscribed and purchased by an Eligible Equity Holder or a Backstop Party in satisfaction of its New Convertible Notes Class B Backstop Commitment, a Purchase Price comprised of $ 1 , 000 of cash payable in U . S . dollars . New Convertible Notes Class B Subscription Expiration Time ” means the time and date on which the New Convertible Notes Preemptive Rights Offering expires in accordance with the New Convertible Notes Preemptive Rights Offering Procedures . New Convertible Notes Class C ” means the convertible notes in an aggregate principal amount equal to the New Convertible Notes Class C Aggregate Principal Amount issued by LATAM Parent pursuant to the Plan that have terms and conditions (and are issued pursuant to documentation) consistent with the Restructuring Support Agreement and reasonably acceptable to the Backstop Parties . New Convertible Notes Preemptive Rights Offering ” means the offering by LATAM Parent to Eligible Equity Holders of New Convertible Notes (in the case of the New Convertible Notes Class B, in a principal amount equal to the New Convertible Notes Class B Aggregate Principal Amount) during the New Convertible Notes Preemptive Rights Offering Period pursuant to the terms of the Restructuring Support Agreement, the Plan, the Disclosure Statement Order, the New Convertible Notes Preemptive Rights Offering Procedures (defined below) and this Agreement . New Convertible Notes Preemptive Rights Offering Participants ” means those Eligible Equity Holders who duly subscribe for New Convertible Notes in accordance with the New Convertible Notes Preemptive Rights Offering Procedures . New Convertible Notes Preemptive Rights Offering Procedures ” means the offering procedures governing the New Convertible Notes Preemptive Rights Offering, attached as an exhibit to the Plan Supplement and in form and substance reasonably acceptable to the Company and the Backstop Parties . New Convertible Notes Documentation ” means any applicable bond issuance agreements, together with the respective prospectus (to the extent a prospectus is prepared) and any other definitive documentation regarding the issuance of the New Convertible Notes and any

13 other documents as may be required to be filed with the CMF for purposes of the registration of the New Convertible Notes, in each case, as may be amended, supplemented or modified from time to time at the direction of the CMF and each in form and substance reasonably acceptable to the Debtors and the Backstop Parties ; provided that the bond issuance agreements shall be in form and substance acceptable to the Debtors and the Backstop Parties . New Shares ” means the ordinary shares to be delivered by the Company (i) on the Effective Date in accordance with the Plan and the Reorganized LATAM Parent Corporate Documents (including pursuant to the offerings or the other transactions contemplated by this Agreement) and (ii) upon conversion of New Convertible Notes . Offering Escrow Accounts ” means, collectively, the Backstop Escrow Account and the General Offering Escrow Accounts . Offering Expiration Time ” means the later of (i) the ERO Expiration Time and (ii) the New Convertible Notes Class B Subscription Expiration Time. Offerings ” means the ERO and the New Convertible Notes Preemptive Rights Offering, as applicable, conducted in the manner contemplated by this Agreement, the Disclosure Statement Order, the Restructuring Support Agreement, the New Convertible Notes Preemptive Rights Offering Procedures and the ERO Procedures, if and as applicable . Order ” means any judgment, order, award, injunction, writ, permit, license or decree of any Governmental Entity or arbitrator . Original Backstop Party ” means a Backstop Party that is party to this Agreement as of the date hereof . Outside Date ” means September 30 , 2022 , provided , however , that (i) to the extent the hearing for the approval of the Disclosure Statement is adjourned by the Bankruptcy Court (other than as a result of a request by the Debtors), the Outside Date shall be extended by the number of days after January 27 , 2022 that such hearing is held (up to a maximum extension of 14 days under this clause (i) and (ii) the Outside Date may be extended in accordance with Sections 2 . 3 and 9 . 1 (b)(i) and Section 7 . 1 (u) hereof ; provided that the Outside Date may be further waived or extended by the Backstop Parties in their sole discretion ; provided further that no Backstop Party’s Backstop Commitment may be extended beyond the End Date without prior written consent of such Backstop Party . Owned Real Property ” means all real property and interests in real property owned, in whole or in part, directly or indirectly by the Company and its Subsidiaries, together with all buildings, structures, fixtures and improvements now or subsequently located thereon, and all easements, rights of way, reservations, privileges, appurtenances and other estates and rights pertaining thereto . Permitted Liens ” means (i) Liens for Taxes, assessments, and other governmental levies, fees or charges that (A) are not delinquent as of the Closing Date or (B) are being contested in good faith by appropriate proceedings and for which adequate reserves have been made with respect thereto ; (ii) zoning, building codes and other land use Laws regulating

14 the use or occupancy of any real property or the activities conducted thereon that are imposed by any Governmental Entity having jurisdiction over such real property ; (iii) easements, covenants, conditions, encroachments, restrictions and other similar matters affecting title to any real property and other title defects that would be disclosed by a survey, are of public record or would not reasonably be expected to materially impair the use or occupancy of such real property or the operation of the Debtors’ business ; (iv) mortgages on Owned Real Property or a lessor’s interest in real property subject to Real Property Leases or leasehold mortgage on any Real Property Lease, (v) Liens that, pursuant to the Plan and the Confirmation Order, will be discharged and released on the Effective Date ; (vi) solely with respect to the Company’s personal property and real property, landlords’, sublandlords’, operators’, vendors’, carriers’, warehousemen’s, repairmen’s, mechanics’, workmen’s, materialmen’s, construction liens and any other similar Liens for labor, materials or supplies or statutory landlord’s liens, each of which is in respect of obligations that have not been outstanding more than ninety (90) days (so long as no action has been taken to file or enforce such Liens within such ninety (90) day period) or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been made with respect thereto, (vii) the interests of any airport authority, landlord, sublandlord, licensor or other similar party under lease, sublease, license or use agreement, (viii) any leases, licenses, concessions and other similar agreements pursuant to which third parties have been granted a right to occupy or use such property, (ix) from and after the occurrence of the Effective Date, Liens granted in connection with the Exit Financing, and (x) Liens which do not impair, other than in an immaterial respect, the ability of the Debtors (taken as a whole) to operate in the ordinary course of business . Person ” means an individual, firm, corporation (including any non - profit corporation), partnership, limited liability company, joint venture, association, trust, Governmental Entity or other entity or organization . Petition Date ” means May 26 , 2020 (or such subsequent date, as applicable, for Debtors other than LATAM Parent and the other Debtors that filed on May 26 , 2020 ) . Plan ” means the plan of reorganization of the Debtors, as amended, supplemented or otherwise revised, in form and substance acceptable to the Backstop Parties and consistent with the Restructuring Support Agreement and this Agreement . Plan Equity Value ” means $7,611,073,306. Plan Supplement ” means the compilation of documents and forms of documents, schedules, and exhibits to the Plan, filed with the Bankruptcy Court, each of which shall be in form and substance materially consistent with the Plan, the Restructuring Support Agreement, and otherwise reasonably acceptable (or, where provided in this Agreement or the Restructuring Support Agreement, acceptable) to the Company and the Backstop Parties (or such other consents as specifically provided herein or in the Restructuring Support Agreement), as may be amended, modified, or supplemented from time to time . Post - Effective Date Business ” means the businesses, assets and properties of the Company and its Subsidiaries, taken as a whole, as of the Effective Date after giving effect to the transactions contemplated by the Plan .

15 Privacy and Security Laws ” means all applicable Laws concerning the privacy and/or security of personal data or personally identifiable information, and all regulations promulgated thereunder, including but not limited to Chile’s Personal Data Protection Law (PDPL), the General Data Protection Regulation (GDPR) and the California Consumer Privacy Act (CCPA) . Purchase Price ” means : (a) when used in respect of ERO New Common Stock subscribed and purchased by Eligible Equity Holders in the ERO or by Backstop Parties in satisfaction of their ERO New Common Stock Backstop Commitment, the ERO New Common Stock Purchase Price ; and (b) when used in respect of New Convertible Notes Class B subscribed and purchased by Eligible Equity Holders in the New Convertible Notes Preemptive Rights Offering or by the Backstop Parties in satisfaction of their New Convertible Notes Class B Backstop Commitment, the New Convertible Notes Class B Purchase Price . Real Property Leases ” means those leases, subleases, licenses, concessions and other agreements, as amended, supplemented, restated or otherwise modified pursuant to which the Company or any of its Subsidiaries holds a leasehold or subleasehold estate in, or is granted the right to use or occupy, any land, buildings, structures, improvements, fixtures or other interest in real property used in the Company’s or its Subsidiaries’ business . Registration and Listing Terms ” means a written document in form and substance that is agreed upon by both the Requisite Backstop Creditors and the Company which shall contain certain material terms relating to the registration and listing of the Plan Securities in Chile and the United States (in the case of the United States, in the form of American Depository Shares ( ADSs ”) through a sponsored ADS program), among other things, including the following : (a) customary registration rights with respect to the New Shares (and any related ADSs), including re - sale shelf registration rights, demand registration rights and piggy - back registration rights and (b) listing of the ADSs in the United States on the NYSE or other national securities exchange and other matters related to the Company’s ADSs, including the method by which holders of ADSs would exercise pre - emptive rights and voting rights of the underlying New Shares . Related Party ” means, with respect to any Person, (i) any former, current or future director, officer, agent, Affiliate, employee, general or limited partner, controlling persons, member, manager or shareholder of such Person and (ii) any former, current or future director, officer, agent, Affiliate, employee, general or limited partner, controlling persons, member, manager or shareholder of any of the foregoing . Reorganized Debtors ” means the Debtors from and after the Effective Date . Reorganized LATAM Parent ” means LATAM Airlines Group S . A . , or any successor thereto, by merger, consolidation, or otherwise, on or after the Effective Date. Reorganized LATAM Parent Corporate Documents ” means the organizational and governance documents of Reorganized LATAM Parent, including its bylaws, in form and substance reasonably acceptable (or, in the case of the Bylaws Amendment, acceptable) to the Backstop Parties . For the avoidance of doubt, the Reorganized LATAM Parent

16 Corporate Documents shall not include any shareholders’ agreements or other arrangements among shareholders to which none of the Company or any of its Subsidiaries is a party. Representatives ” means, with respect to any Person, such Person’s directors, officers, members, partners, managers, employees, agents, investment bankers, attorneys, accountants, advisors and other representatives . Requisite Backstop Creditors ” has the meaning ascribed to the term Requisite Backstop Parties” in the Backstop Creditors Backstop Agreement . Requisite Backstop Parties ” means, collectively, at least two unaffiliated Backstop Parties . Restructuring ” means the transactions contemplated by, and consistent with the terms of, the Plan, Restructuring Support Agreement and this Agreement . SEC ” means the U . S . Securities and Exchange Commission . Securities Act ” means the Securities Act of 1933 , as amended . Securities Law Approvals ” means any notification, authorization, approval, consent, non - objection, waiver, filing, permission, qualification, registration or notification required under any Securities Laws . Securities Laws ” means any Law governing the issuance and registration of securities, including the Chilean Law No . 18 , 045 , as amended, Chilean Law No . 18 , 046 , as amended, and the Securities Act . Software ” means all computer software programs, application and code, including system software, application software (including mobile apps), software provided by the Company or any of its Subsidiaries for access or use in a hosted” or SaaS” basis, scripts, routines, screens, user interfaces, report formats, all software implementations of algorithms, models and methodologies, whether in object code or source code . Subscription Agent ” means (i) in respect of the New Convertible Notes, Depósito Central de Valores S . A . , Depósito de Valores ; and (ii) in respect of the New Shares, DCV Registros S . A . , who shall serve as the subscription and /or solicitation agent, as applicable, for the ERO and the New Convertible Notes Preemptive Rights Offering . Subsidiary ” means, with respect to any Person, any corporation, partnership, joint venture or other legal entity as to which such Person (either alone or through or together with any other subsidiary), (i) owns, directly or indirectly, more than fifty percent ( 50% ) of the stock or other equity interests, or (ii) has the power to elect a majority of the board of directors or similar governing body . Superior Transaction ” means an Alternative Transaction with respect to which the Board reasonably determines in good faith on the advice of legal counsel that the Debtors’

17 fiduciary obligations under applicable Law require the Debtors to terminate this Agreement to pursue such Alternative Transaction. Taxes ” means all taxes, assessments, duties, real estate, contributions, levies or other mandatory governmental charges paid to a Governmental Entity, including all federal, state, local, foreign and other income, franchise, profits, gross receipts, capital gains, share capital, transfer, property, sales, use, value - added, occupation, recording, excise, severance, windfall profits, stamp, documentary, payroll, social security, withholding and other taxes, assessments, duties, levies or other mandatory governmental charges of any kind whatsoever paid to a Governmental Entity (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), deficiency assessments, additions to tax, penalties and interest thereon and shall include any liability for such amounts as a result of being a member of a combined, consolidated, unitary or affiliated group . Transaction Taxes ” means any value added Tax or equivalent Taxes and any stamp or similar Taxes in connection with any transactions or payments contemplated by this Agreement . Transfer ” means to sell, transfer, assign, pledge, hypothecate, participate, donate or otherwise encumber or dispose of . Unsubscribed ERO New Common Stock ” means any ERO New Common Stock that is not duly subscribed by Eligible Equity Holders in the ERO in accordance with the ERO Procedures and the Plan prior to the ERO Expiration Time . Unsubscribed New Convertible Notes Class B ” means the New Convertible Notes Class B that have not been duly subscribed and purchased by Eligible Equity Holders in the New Convertible Notes Preemptive Rights Offering in accordance with the New Convertible Notes Preemptive Rights Offering Procedures and the Plan prior to the New Convertible Notes Class B Subscription Expiration Time . Unsubscribed Securities ” means any Unsubscribed New Convertible Notes Class B and Unsubscribed ERO New Common Stock . Willful or Intentional Breach ” means a breach of this Agreement that is a consequence of an act undertaken by (or an omission by) the breaching Party with the knowledge (actual or constructive) that the taking of such act (or that such omission) would, or would reasonably be expected to, cause a breach of this Agreement . Section 1 . 2 Additional Defined Terms . In addition to the terms defined in Section 1 . 1 , additional defined terms used herein shall have the respective meanings assigned thereto in the Sections indicated in the table below . Defined Term Section Aggregate Purchase Price Agreement Alternative Transaction Proposal Section 2.4(a) Preamble Section 6.7(a)

Defined Term	**Section**
Backstop Commitment	Section 2.2(b)
Backstop Creditor Party	Section 10.15
Backstop Escrow Account	Section 2.4(a)
Backstop Parties Cap	Section 2.1(e)
Backstop Party	Preamble
Backstop Party Replacement	Section 2.3(a)
Backstop Party Replacement Period	Section 2.3(a)
Bankruptcy Code	Preamble
Cash Flow Statement and Notes	Section 6.6(a)
Chapter 11 Cases	Preamble
Closing	Section 2.5(a)
Closing Date	Section 2.5(a)
Company	Preamble
Cover Transaction Period	Section 2.3(d)
Debtor	Preamble
ERO New Common Stock Backstop Commitment	Section 2.2(b)
Escrow Agent	Section 2.4(c)
Escrow Agreement	Section 2.4(c)
Escrow Funding Date	Section 2.4(c)
Exercise of Fiduciary Obligation	Section 6.7(b)
Expense Reimbursement	Section 3.1
Filing Party	Section 6.4(a)
Financial Reports	Section 6.6(a)
Financial Statements	Section 4.9(a)
Forward Net Booking Condition	Section 7.1(e)
Funding Notice	Section 2.4(b)
Greenhill Completion Fee	Section 3.1
IFRS	Section 4.9(a)
Indemnified Claim	Section 8.2
Indemnified Person	Section 8.1
Indemnifying Party	Section 8.1
Joint Filing Party	Section 6.4(c)
LATAM Parent	Preamble
Losses	Section 8.1
Money Laundering Laws	Section 4.25
New Convertible Notes Class B Aggregate Principal Amount	Recitals
New Convertible Notes Class B Backstop Commitment	Section 2.2(a)
Notice of Determination of Adverse Tax Consequences	Section 3.2(c)
Offering Notice	Section 2.4(a)
Participant	Section 2.6(e)
Party	Preamble
Payment Amount	Section 2.4(c)
Perella	Section 3.1
Perella Transaction Fee	Section 3.1
Pre-Closing Period	Section 6.3(a)

18

19 Defined Term Proceedings Register Related Purchaser Replacing Backstop Parties Restructuring Support Agreement Restructuring Term Sheet Sanctioned Person Sanctions Statement of Changes in Equity Statement of Comprehensive Income Statement of Financial Position Tax Returns Transaction Agreements Ultimate Purchaser Uninsured Liabilities Section Section 4.13 Section 2.6(c) Section 2.6(a) Section 2.3(a) Recitals Recitals Section 4.26 Section 4.26 Section 6.6(a) Section 6.6(a) Section 6.6(a) Section 4.20(a) Section 4.2(a) Section 2.6(b) Section 4.29 Section 1 . 3 Construction . In this Agreement : (a) unless the context otherwise requires, references to Articles, Sections, Exhibits and Schedules are references to the articles and sections or subsections of, and the exhibits and schedules attached to, this Agreement ; (b) the descriptive headings of the Articles and Sections of this Agreement are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement ; (c) references in this Agreement to writing” or comparable expressions include a reference to a written document transmitted by means of electronic mail in portable document format ( . pdf), facsimile transmission or comparable means of communication ; (d) words expressed in the singular number shall include the plural and vice versa ; words expressed in the masculine shall include the feminine and neuter gender and vice versa ; (e) the words hereof”, herein”, hereto” and hereunder”, and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole, including all Exhibits and Schedules attached to this Agreement, and not to any provision of this Agreement ; (f) the term this Agreement” and references to any other agreement shall be construed as a reference to this Agreement or such other agreement as the same may have been, or may from time to time be, amended, modified, varied, novated or supplemented in accordance with its terms and, as applicable, the terms of the Restructuring Support Agreement and the Plan ; (g) include”, includes” and including” are deemed to be followed by without limitation” whether or not they are in fact followed by such words ; (h) references to day” or days” are to calendar days ; (i) references to the date hereof” means as of the date of this Agreement ; (j) unless otherwise specified, references to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder in effect on the date of this Agreement ; and (k) references to dollars ” or $ ” are to United States of America dollars . In the event of an inconsistency between the Restructuring Support Agreement and this Agreement with respect to consents and approvals, the Restructuring Support Agreement shall control ; provided that the foregoing shall not limit any additional consent, approval or consultation rights granted in this Agreement or the Plan .

20 AR TI C LE II BACKSTOP COMMITMENT Section 2.1 Offerings . (a) Allocation of Securities . (i) New Convertible Notes Preemptive Rights Offering to Eligible Equity Holders . On and subject to the terms and conditions hereof and subject to the registration of the Plan Securities in the Registro de Valores of the CMF, the Company shall conduct the New Convertible Notes Preemptive Rights Offering in a manner substantially consistent with the Restructuring Support Agreement, the Plan, the New Convertible Notes Preemptive Rights Offering Procedures and this Agreement . (ii) ERO . On and subject to the terms and conditions hereof and subject to the registration of the Plan Securities in the Registro de Valores ” of the CMF, the Company shall conduct the ERO in a manner substantially consistent with the Restructuring Support Agreement, the Plan, the ERO Procedures and this Agreement . (b) The Backstop Parties shall exercise all of their preemptive rights to acquire ERO New Common Stock and New Convertible Notes Class B in connection with the ERO Rights Offering and the New Convertible Notes Preemptive Rights Offering, respectively . (c) If requested by any Backstop Party, from time to time prior to the expiration of the ERO Preemptive Rights Offering Period or the New Convertible Notes Preemptive Rights Offering Period, the Company shall notify, or instruct the Subscription Agent to notify, as promptly as practicable and in any event, within three (3) Business Days after such request, the Backstop Parties of the aggregate number or amount of securities known by the Company or the Subscription Agent to have been subscribed for pursuant to the applicable Offering as of the most recent practicable time before such request ; provided , that any Backstop Party that requests and receives such information shall keep confidential such information and shall not disclose such information other than to the Backstop Parties’ Advisors or to other Backstop Parties . (d) The ERO New Common Stock offered in the ERO will be (i) registered in Chile with the CMF and (ii) issued and sold in reliance on the exemption from registration under the Securities Act provided by Section 4 (a)(2) of the Securities Act or Regulation S promulgated under the Securities Act or another available exemption, and the Plan and the Disclosure Statement shall each include a statement to such effect . The Unsubscribed Securities subscribed and purchased by the applicable Backstop Parties pursuant to this Agreement will be (i) registered in Chile with the CMF and (ii) the offer and sale thereof will be made in reliance on the exemption from registration provided by Section 4 (a)(2) of the Securities Act or Regulation S promulgated under the Securities Act or another available exemption from registration, as applicable, and the Plan and the Disclosure Statement shall each include a statement to such effect .

21 (e) Notwithstanding anything herein to the contrary, the total number of shares in Reorganized LATAM Parent collectively subscribed by the Backstop Parties in the ERO Rights Offering and received on account of the conversion of the New Convertible Notes Class B into New Convertible Notes Back - up Shares to the extent all conversion options are exercised, shall not exceed 27 % of the New Shares (the Backstop Parties Cap ”) (the apportionment of which among the Backstop Parties shall be determined by the Backstop Parties in their sole discretion), the calculation of which shall assume conversion of all convertible securities issued pursuant to the Plan, including the New Convertible Notes, or outstanding as of the Effective Date (in each case pro forma for the consummation of the Plan) . Section 2.2 Backstop Commitment . (a) New Convertible Notes Class B Backstop Commitment . On and subject to the terms and conditions hereof, including entry of the Backstop Order and the Confirmation Order, each Backstop Party agrees, severally and not jointly, to subscribe and purchase, and the Company shall deliver to such Backstop Party, on the Closing Date in consideration of its portion of the aggregate New Convertible Notes Class B Purchase Price, the amount of Unsubscribed New Convertible Notes Class B equal to such Backstop Party’s Backstop Commitment Percentage of the aggregate Unsubscribed New Convertible Notes Class B (such obligation to purchase the Unsubscribed New Convertible Notes Class B, the New Convertible Notes Class B Backstop Commitment ”) ; provided that nothing herein shall require the Backstop Parties to subscribe to Plan Securities in excess of the Backstop Parties Cap . (b) ERO New Common Stock Backstop Commitment . On and subject to the terms and conditions hereof, including entry of the Backstop Order and the Confirmation Order, each Backstop Party agrees, severally and not jointly, to subscribe and purchase, and the Company shall deliver to such Backstop Party, on the Closing Date in consideration of its portion of the aggregate ERO New Common Stock Purchase Price, its portion of the amount of Unsubscribed ERO New Common Stock up to $ 400 , 000 , 000 , in accordance with the ERO Procedures and the Plan (such obligation to purchase the Unsubscribed ERO New Common Stock (inclusive of any ERO New Common Stock subscribed for by such Backstop Parties upon exercise of their preemptive rights), the ERO New Common Stock Backstop Commitment ”, and together with the New Convertible Notes Class B Backstop Commitment, the Backstop Commitment ”) ; provided that the total number of shares in Reorganized LATAM Parent collectively subscribed by the Backstop Parties in the ERO Rights Offering and received on account of the conversion of the New Convertible Notes Class B into New Convertible Notes Back - up Shares to the extent all conversion options are exercised, shall not exceed the Backstop Parties Cap and nothing herein shall require the Backstop Parties to subscribe to Plan Securities in excess of the Backstop Parties Cap . Section 2.3 Backstop Party Default . (a) Upon the occurrence of a Backstop Party Default, the Backstop Parties (other than any Defaulting Backstop Party) shall have the right, but shall not be obligated to, within the shorter of (x) fifteen (15) Business Days after receipt of written notice from the Company to the Backstop Parties of such Backstop Party Default (which notice shall be given promptly following the occurrence of such Backstop Party Default) and (y) five (5) Business with the Subscription Agent, shall deliver to each Backstop Party a written notice (the Offering 22 Days after the Escrow Funding Date (such period, the Backstop Party Replacement Period ”), to make arrangements for one or more of the Backstop Parties (excluding any Defaulting Backstop Party) to purchase (or, as applicable, assume such Defaulting Backstop Party’s obligation to purchase) all or any portion of the Available Securities (such purchase, a Backstop Party Replacement ”) on the terms and subject to the conditions set forth in this Agreement and, in the event there is more than one electing non - Defaulting Backstop Party, in such amounts based upon the applicable Backstop Commitment Percentage of any such electing Backstop Parties or in such other amounts as may otherwise be agreed upon by the Backstop Parties electing to purchase all or any portion of the Available Securities (such Backstop Parties, the Replacing Backstop Parties ”) . Any such Available Securities subscribed and purchased by a Replacing Backstop Party shall be included in the determination of the Backstop Securities, as applicable, of such Replacing Backstop Party for all purposes hereunder . For the avoidance of doubt, upon such Replacing Backstop Party executing and delivering a written agreement to enter into a Backstop Party Replacement, such commitment shall be irrevocable and any failure to consummate such Backstop Party Replacement shall result in such Replacing Backstop Party becoming a Defaulting Backstop Party . (b) If a Backstop Party Default occurs, the Outside Date (including, as applicable, the End Date) may be delayed only to the extent necessary to allow for (i) the Backstop Party Replacement to be completed within the Backstop Party Replacement Period, or (ii) the consummation of a Cover Transaction within the Cover Transaction Period . (c) Nothing in this Agreement shall be deemed to require a Backstop Party to purchase more than its Backstop Commitment Percentage of the New Convertible Notes Class B Aggregate Principal Amount, or its Backstop Commitment Percentage of the Unsubscribed ERO New Common Stock, other than a written agreement by a Replacing Backstop Party to enter into a Backstop Party Replacement . For the avoidance of doubt, as a result, a termination of this Agreement as to an individual Backstop Party shall not cause an increase in the Unsubscribed Securities required to be subscribed and purchased by any other Backstop Party . (d) Notwithstanding the foregoing, if the non - Defaulting Backstop Parties do not elect to subscribe for all of the Available Securities pursuant to Section 2 . 3 (a) prior to the expiration of the Backstop Party Replacement Period, the Company may, but shall not be obligated to, consummate a Cover Transaction and shall have an additional twenty (20) Business Days following the expiration of the Backstop Party Replacement Period (such period, the Cover Transaction Period ”) to consummate such Cover Transaction . (e) For the avoidance of doubt, no Defaulting Backstop Party shall be relieved from liability hereunder in connection with such Defaulting Backstop Party’s Backstop Party Default on account of the fact that its obligations hereunder were acquired by a third party as provided above . Section 2.4 Backstop Escrow Account Funding . (a) Offering Notice . As soon as possible and in any case no later than the fifth ( 5 th ) Business Day following the Offering Expiration Time, the Company, in collaboration the Escrow Agreement. 23 Notice ”) of the following : (i) the aggregate principal amount of New Convertible Notes Class B elected to be subscribed and purchased by Eligible Equity Holders in the New Convertible Notes Preemptive Rights Offering and the aggregate Purchase Price therefor ; (ii) the aggregate amount of ERO New Common Stock subscribed and purchased by Eligible Equity Holders in the ERO and the aggregate Purchase Price therefor ; (iii) the aggregate amount of Unsubscribed New Convertible Notes Class B, if any, and the aggregate Purchase Price therefor ; (iv) the aggregate amount of Unsubscribed ERO New Common Stock, if any, and the aggregate Purchase Price therefor ; (v) the amount of Unsubscribed New Convertible Notes Class B (based upon such Backstop Party’s Backstop Commitment Percentage) to be subscribed and purchased by such Backstop Party and the applicable Purchase Price therefor as determined in accordance with such Backstop Party’s Backstop Commitment Percentage ; (vi) the amount of Unsubscribed ERO New Common Stock (based upon such Backstop Party’s Backstop Commitment Percentage) to be subscribed and purchased by such Backstop Party and the applicable Purchase Price therefor as determined in accordance with Section 2 . 2 ; (vii) the aggregate Purchase Price to be paid by such Backstop Party for the Unsubscribed Securities to be subscribed and purchased in accordance with Section 2 . 4 (a)(v) and (vi) above (the Aggregate Purchase Price ”) ; and (viii) the escrow account (determined in accordance with Section 2 . 4 (c)(i) below) to which such Backstop Party shall deliver and pay the Aggregate Purchase Price (the Backstop Escrow Account ”) . The Subscription Agent shall promptly provide any written backup, information and documentation relating to the information contained in the Offering Notice as any Backstop Party may reasonably request, and the Company shall use commercially reasonable efforts to collaborate to that effect . (b) Funding Notice . As soon as possible and in any case no later than fifteen (15) Business Days prior to the Escrow Funding Date (as defined below) (and on or after the date on which the Offering Notice is delivered), the Company will deliver written notice (the Funding Notice ”), which may accompany the Offering Notice, to each Backstop Party setting forth the Aggregate Purchase Price payable by such Backstop Party and the projected Closing Date . For the avoidance of doubt, the Funding Notice may be delivered on the same day as the Offering Notice . (c) Backstop Escrow Account Funding . (i) The Backstop Escrow Account shall be established at a location, and with an escrow agent, acceptable to the Requisite Backstop Parties and the Company (the Escrow Agent ”) pursuant to an escrow agreement in form and substance acceptable to the Requisite Backstop Parties and the Company (the Escrow Agreement ”) . At least one (1) Business Day prior to the Closing (such Business Day, the Escrow Funding Date ”), each Backstop Party shall individually pay by wire transfer in immediately available funds in dollars into the Backstop Escrow Account in satisfaction of such Backstop Party’s Aggregate Purchase Price (the Payment Amount ”) . At Closing, in accordance with the terms hereof (including satisfaction or waiver of all conditions precedent in accordance with Article VII ), the Parties shall provide joint written instructions to the Escrow Agent to apply such amounts in the Backstop Escrow Account in satisfaction of the Aggregate Purchase Price for all New Convertible Notes Class B and all ERO New Common Stock as provided in Section 2 . 5 (b) of this Agreement and paid by the Company in accordance with Section 3.2 . 24 (ii) If the funds in the Backstop Escrow Account have not been released within fifteen (15) Business Days after the Escrow Funding Date in accordance with clause (i) above, all cash amounts previously funded by the Backstop Parties shall be automatically returned to the Backstop Parties, respectively (and the Escrow Agreement shall so provide), inclusive of interest accrued thereon, if any ; provided that (i) the foregoing requirement may be waived by the Backstop Parties, and (ii) the return of such amounts shall not preclude the Company from designating a subsequent Escrow Funding Date pursuant to a new Funding Notice delivered in accordance with and subject to the terms hereof . (iii) The funds held in the Backstop Escrow Account shall either be (y) distributed to LATAM Parent at the Closing as provided in Section 2 . 4 (c)(i) above ; or (z) to the extent Closing does not occur within fifteen (15) Business Days after the Escrow Funding Date, promptly returned to each Backstop Party either upon the termination of this Agreement or at such other time as provided in Section 2 . 4 (c)(ii) above, in each case, inclusive of any interest accrued thereon, if any (with any such interest being promptly delivered to the applicable Backstop Party) . Section 2.5 Closing . (a) Subject to Article VII , unless otherwise mutually agreed in writing between the Company and the Requisite Backstop Parties, the closing of the Backstop Commitment (the Closing ”) shall take place at the offices of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, NY 10006 at 10 : 00 a . m . , New York City time, on the date on which all of the conditions set forth in Article VII shall have been satisfied or waived in accordance with this Agreement (other than conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) . The date on which the Closing actually occurs shall be referred to herein as the Closing Date . ” (b) At the Closing, the funds held in the Backstop Escrow Account shall be released and utilized as set forth and in accordance with Section 2 . 4 (c) and Section 6 . 12 and the Plan . (c) At the Closing, the Subscription Agent will deliver to the account of each Backstop Party with the Subscription Agent (or to such other accounts as any Backstop Party may designate in accordance with this Agreement), the applicable Backstop Securities, against payment of the Aggregate Purchase Price therefor by such Backstop Party . To the extent applicable, the entry of any New Convertible Note Class B or ERO New Common Stock to be delivered pursuant to this Section 2 . 5 (c) into the account of a Backstop Party with the Subscription Agent pursuant to the Subscription Agent’s book entry procedures and delivery to such Backstop Party of an account statement reflecting the book entry of such New Convertible Notes Class B or ERO New Common Stock shall be deemed delivery of such securities for purposes of this Agreement, the Plan, and the Restructuring Support Agreement . Notwithstanding anything to the contrary in this Agreement, all New Convertible Notes Class B and ERO New Common Stock will be delivered with all issue, stamp, transfer, sales and use, or similar Taxes or duties that are due and payable (if any) in connection with such delivery duly and the Backstop Commitments of each Backstop Party from time to time; provided that the 25 Section 2.6 Designation and Assignment Rights . (a) Each Backstop Party shall have the right to designate by written notice to the Company no later than two (2) Business Days prior to the Escrow Funding Date that some or all of its Backstop Securities be delivered to of one or more of its Affiliates (each a Related Purchaser ”) upon receipt by the Company of payment therefor in accordance with the terms hereof (it being understood that payment by either the Related Purchaser or the Backstop Party shall satisfy the applicable payment obligations of the Backstop Party), which notice of designation shall (i) be addressed to the Company and signed by such Backstop Party and each Related Purchaser, (ii) specify the number or amount of such securities to be delivered to such Related Purchaser(s) and (iii) contain a confirmation by such Related Purchaser(s) of the accuracy of the representations set forth in Sections 5 . 6 through 5 . 8 as applied to such Related Purchaser(s) ; provided that no such designation pursuant to this Section 2 . 6 (a) shall relieve such Backstop Party from its obligations under this Agreement nor shall it change the Backstop Commitment Percentage held by the designating Backstop Party . (b) Each Backstop Party shall have the right, at any time at least two (2) Business Days prior to the Escrow Funding Date, to Transfer all or any portion of its Backstop Commitment to (i) a Related Purchaser or (ii) any other Backstop Party (each such transferee, an Ultimate Purchaser ”) ; provided that as a condition of such Transfer, the Ultimate Purchaser must, on or prior to the date of the relevant transfer (except as otherwise permitted by Section 10 . 7 (b) ), (w) agree in a writing addressed to the Company (with a copy to respective counsel to each of the Backstop Parties) to purchase such portion of such Backstop Party’s Backstop Commitment, (x) if such Ultimate Purchaser is not an Original Backstop Party, pay any increase in costs incurred by the Company as a result of the jurisdiction of organization of the transferee being different than that of any of the existing parties to this Agreement (as of the date of this Agreement) that would not have been incurred by the Company absent the Transfer, (y) to the extent not already party to this Agreement and/or the Restructuring Support Agreement, execute (and deliver to the Company with a copy to respective counsel to each of the Backstop Parties) (A) for Ultimate Purchasers not already party to this Agreement, a joinder to this Agreement in the form attached as Exhibit A hereto, it being understood that such joinder shall satisfy the requirements set forth in clauses (w) and (x) of this Section 2 . 6 (b) , and/or (B) for Ultimate Purchasers not already party to the Restructuring Support Agreement, a Joinder to the Restructuring Support Agreement (as defined in, and in substantially the form previously agreed to pursuant to the Restructuring Support Agreement), and (z) for the avoidance of doubt, any such Ultimate Purchaser who was not already party to the Restructuring Support Agreement must comply with the provisions of Section 6 (e) of the Restructuring Support Agreement it being understood that delivery of the Joinder to the Restructuring Support Agreement described in clause (y)(B) of this Section 2 . 6 (b) shall satisfy such provisions ; and provided further , that any purported Transfer in violation of this Section 2 . 6 (b) shall be void ab initio . Upon consummation of a Transfer of a Backstop Commitment to an Ultimate Purchaser pursuant to this Section 2 . 6 (b) , the Backstop Party making such Transfer shall be relieved from its obligations in respect of such Backstop Commitment . (c) The Company shall maintain a copy of each joinder delivered to it and a register (the Register ”) for the recordation of the names and addresses of the Backstop Parties

26 Company shall share a copy of the Register with the Backstop Parties’ Advisors upon reasonable request and shall consult with the Backstop Parties’ Advisors concerning any updates thereto . The Parties hereto shall treat each Person whose name is recorded in the Register as the owner of a Backstop Commitment for all purposes of this Agreement . (d) After the Closing Date, nothing in this Agreement or the Reorganized LATAM Parent Corporate Documents shall limit or restrict in any way any Backstop Party’s ability to Transfer any of its Plan Securities or any interest therein . ARTICLE III EXPENSE REIMBURSEMENT Section 3 . 1 Expense Reimbursement . Whether or not the transactions contemplated hereunder are consummated, the Debtors agree to pay the reasonable and documented fees, expenses, disbursements and other costs (excluding travel, meal or entertainment expense, except as otherwise agreed in writing by the Company) incurred by each of the Backstop Parties in connection with the Chapter 11 Cases, including, but not limited to, attorneys’, financial advisors’, consultants’ and agents fees incurred by the Backstop Parties, whether prior to or after the execution of this Agreement and whether prior to or after consummation of the Plan (collectively, the Expense Reimbursement ”) . For the avoidance of doubt, the Expense Reimbursement shall include, but not be limited to, the fees of the Backstop Parties’ Advisors (including without limitation the completion fee payable to Greenhill as provided for in its engagement letter to be executed by the Company on the date hereof (the Greenhill Completion Fee ”) and the transaction fee payable to Perella Weinberg Partners L . P . ( Perella ”) and incurred on behalf of Delta as provided for in its engagement letter to be executed by the Company on or as soon as reasonably practicable after the date hereof (the Perella Transaction Fee ”)) that have been and are incurred in connection with the Chapter 11 Cases, as well as the negotiation, preparation and implementation of this Agreement, the Offerings, and the other transactions contemplated hereby, the Plan, the Registration Rights Agreement and the other agreements contemplated hereby and thereby and all other Restructuring Documents . The Backstop Parties (or their advisors) shall, from time to time, deliver to the Debtors an invoice for reimbursable or payable, as applicable, fees and expenses, which invoices shall not be required to comply with U . S . Trustee guidelines and local guidelines issued by the Bankruptcy Court with respect to payment of professional fees and may be in a summary form only (which shall not be required to contain time entries and which may be redacted or modified to the extent necessary to delete any information subject to the attorney - client privilege, any information constituting attorney work product, or any other confidential information and the provision of such summary invoices shall not constitute any waiver of the attorney - client privilege or any benefits of the attorney work product doctrine) . For the avoidance of doubt, no recipient of any payment under this Section 3 . 1 shall be required to file with respect thereto any interim or final fee application with the Bankruptcy Court . The Expense Reimbursement accrued and invoiced through the date on which the Backstop Order is entered shall be paid in full in cash as soon as practicable thereafter, and in

27 any event within one (1) Business Day thereof . Through the Effective Date, the Debtors shall pay in full in cash any Expense Reimbursement that is invoiced within ten (10) days of receipt by the Company of an invoice therefore from any of the Backstop Parties or their advisors . On the Effective Date, all remaining unpaid and/or unreimbursed Expense Reimbursement of the Backstop Parties, including the Greenhill Completion Fee and the Perella Transaction Fee, shall be paid in full in cash by the Debtors and the Debtors hereby agree, on a joint and several basis, to pay such fees and expenses in full in cash, without any requirement for Bankruptcy Court review or further Bankruptcy Court Order . The provisions for the payment of the Expense Reimbursement are an integral part of the transactions contemplated by this Agreement and without these provisions the Backstop Parties would not have entered into this Agreement, and the Expense Reimbursement shall constitute an allowed administrative expense of the Debtors’ estates under Sections 503 (b) and 507 of the Bankruptcy Code, which, for the avoidance of doubt, shall be pari passu with all other administrative expenses of the Debtors’ estate other than the DIP Claims, which shall be senior to any claims for Expense Reimbursement . Section 3.2 Tax Matters . (a) Subject to the provisions of this Agreement, all payments made by the Debtors pursuant to this Agreement (including, for the avoidance of doubt and without limitation, the Expense Reimbursement) shall be paid net of any withholding or deduction for any applicable Taxes . (b) Notwithstanding anything to the contrary in Section 3 . 2 (a) , if it is determined by the Debtors in their reasonable discretion that the Debtors are required under applicable Law to withhold or deduct any Tax with respect to the Expense Reimbursement or any other payment under this Agreement, (A) the Debtors shall provide a written notice to the Backstop Parties as soon as reasonably practicable after such determination was made (setting forth in reasonable detail the potential basis for such determination) and the Parties shall explore in good faith commercially reasonable measures, including the provision of information reasonably requested that would eliminate or reduce such withholding or deduction of Tax ( provided that the failure to execute any instrument by, provide or disclose any information pertaining to or engage in other action or participation by or pertaining to, the beneficial owners of the Backstop Parties shall not be deemed to be a failure to explore in good faith such commercially reasonable measures) to eliminate or reduce such withholding or deduction of such Tax . To the extent that such commercially reasonable measures do not result in the elimination of such Tax, (i) the Debtors shall withhold and/or deduct such Tax and shall timely pay the full amount of Tax deducted or withheld to the relevant Governmental Authority in accordance with applicable Law and deliver evidence in a reasonably satisfactory form for the payment thereof to the applicable Backstop Parties . (c) Notwithstanding anything to the contrary in this Agreement, the Debtors shall bear and pay any Transaction Taxes to the extent applicable . (d) After the Closing Date, LATAM Parent shall use commercially reasonable efforts to provide the Backstop Parties with such information as may reasonably be requested by

28 the Backstop Parties (and beneficial owners of such Backstop Parties) to comply with their respective tax reporting obligations and elections . The Backstop Parties or Backstop Parties requesting such information shall bear the reasonable out of pocket costs for the provision of such information . AR TI C LE IV REPRESENTATIONS AND WARRANTIES OF THE DEBTORS Except as disclosed in the Company SEC Documents filed with or furnished to the SEC and publicly available on the SEC’s Electronic Data - Gathering, Analysis and Retrieval system (EDGAR) prior to the date hereof (excluding any disclosures contained in the Forward - Looking Statements” or Risk Factors” sections thereof), the Debtors, jointly and severally, hereby represent and warrant to the Backstop Parties (unless otherwise set forth herein, as of the date of this Agreement and as of the Closing Date) as set forth below . Section 4 . 1 Organization and Qualification . Each of the Debtors is a legal entity duly organized, validly existing and in good standing (or the equivalent thereof) under the Laws of its respective jurisdiction of incorporation or organization (except where the failure to be in good standing, or the equivalent, would not constitute a Material Adverse Effect) and has all requisite power and authority to own, lease and operate its properties and to carry on its business as currently conducted . Each Debtor is duly qualified or licensed to do business and is in good standing (or the equivalent thereof) under the Laws of each other jurisdiction in which conducts any business, in each case except to the extent that the failure to be so qualified or licensed or be in good standing does not constitute a Material Adverse Effect . Section 4.2 Corporate Power and Authority . (a) The Company has the requisite corporate power and authority (i) subject to entry of the Backstop Order, to enter into, execute and deliver this Agreement, and (ii) subject to (A) entry of the Backstop Order, the Disclosure Statement Order and the Confirmation Order and (B) obtaining the necessary shareholders’ approval to effectuate the Restructuring Transactions set forth in the Plan and the necessary Board approval of the Designated Board Matters, to perform its obligations under this Agreement and the Backstop Order and to consummate the transactions contemplated herein and in the Plan and to execute and deliver the Registration Rights Agreement and all other agreements to which it will be a party as contemplated by this Agreement and the Plan (this Agreement, the Restructuring Support Agreement, the Registration Rights Agreement and such other agreements, collectively, the Transaction Agreements ”) and to perform its other obligations under each of the Transaction Agreements (other than this Agreement) . Subject to the receipt of the foregoing Orders and approvals, as applicable, the execution and delivery of this Agreement and each of the other Transaction Agreements and the consummation of the transactions contemplated hereby and thereby have been or will be duly authorized by all requisite corporate action on behalf of the Company, and no other corporate proceedings on the part of the Company are or will be necessary to authorize this Agreement or any of the other Transaction Agreements or to consummate the transactions contemplated hereby or thereby .

29 (b) Subject to (i) entry of the Backstop Order, the Disclosure Statement Order, the Financing Order and the Confirmation Order, (ii) obtaining the necessary shareholders’ approval to effectuate the Restructuring Transactions set forth in the Plan and the necessary Board approval of the Designated Board Matters and (iii) obtaining the necessary shareholders’ approval by each of the other Debtors to effectuate the Restructuring Transactions set forth in the Plan, each of the other Debtors has the requisite power and authority (corporate or otherwise) to enter into, execute and deliver each Transaction Agreement to which such other Debtor is a party and to perform its obligations thereunder . Subject to the receipt of the foregoing Orders and approvals, as applicable, the execution and delivery of this Agreement and each of the other Transaction Agreements and the consummation of the transactions contemplated hereby and thereby have been or will be duly authorized by all requisite corporate action on behalf of each other Debtor party thereto, and no other corporate proceedings on the part of any other Debtor party thereto are or will be necessary to authorize this Agreement or any of the other Transaction Agreements or to consummate the transactions contemplated hereby or thereby . (c) Subject to entry of the Backstop Order and the Confirmation Order and to obtaining (i) the necessary shareholders’ approval to effectuate the Restructuring Transactions set forth in the Plan ; (ii) the necessary Board approval of the Designated Board Matters ; and (iii) the necessary shareholders’ approval by each of the other Debtors to effectuate the Restructuring Transactions set forth in the Plan, each of the Company and the other Debtors has the requisite corporate power and authority to perform its obligations under the Plan, and has taken or shall take all necessary corporate actions required for the due consummation of the Plan in accordance with its terms . Section 4 . 3 Execution and Delivery ; Enforceability . Subject to the entry of the Backstop Order, this Agreement has been duly executed and delivered by the Company and each of the other Debtors party hereto . Subject to (i) the entry of the Backstop Order, the Confirmation Order, the Financing Order and the Disclosure Statement Order, (ii) the obtaining of the necessary shareholders’ approval to effectuate the Restructuring Transactions set forth in the Plan and the necessary Board approval of the Designated Board Matters ; and (iii) obtaining the necessary shareholders’ approval by each of the other Debtors to effectuate the Restructuring Transactions set forth in the Plan, each other Transaction Agreement will be duly executed and delivered by the Company and each of the other Debtors party thereto, as applicable . Upon entry of the Backstop Order and assuming this Agreement has been duly authorized, executed and delivered by the Backstop Parties, the obligations of the Company and the other Debtors under this Agreement and the Backstop Order will constitute the valid and legally binding obligations of the Company and, to the extent applicable, the other Debtors, enforceable against the Company and, to the extent applicable, the other Debtors in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity whether applied in a court of law or a court of equity . Section 4.4 Authorized and Issued Share Capital . (a) On the Closing Date, the Company will have sufficient authorized and issued New Shares, to meet its obligations to deliver the New Shares to be delivered pursuant to the Plan, including the New Shares to be issued in connection with the Offerings or otherwise

30 delivered pursuant to this Agreement and any New Shares to be delivered upon conversion of the New Convertible Notes. (b) Subject to the entry of the Confirmation Order, the New Shares to be issued pursuant to the Plan and/or to be delivered upon conversion of the New Convertible Notes, including the New Shares to be offered in connection with the Offerings, will, when delivered on the Closing Date and/or upon conversion of the New Convertible Notes, as applicable, be duly and validly authorized, issued and delivered, with all Taxes (excluding Excluded Taxes) due thereon upon delivery to be paid by the Debtors, and free and clear of all Liens (other than transfer restrictions imposed by applicable Law or the applicable New Convertible Notes terms and conditions), preemptive rights, rights of first refusal, subscription and similar rights . (c) Except as described in this Section 4 . 4 and except for the rights to be set forth in the Registration Rights Agreement, the Corporate Incentive Plan and the Reorganized LATAM Parent Corporate Documents, as of the Closing Date, the Company will not be party to or otherwise bound by or subject to any outstanding option, warrant, call, right, security, commitment, contract, arrangement or undertaking (including any preemptive right) that (i) obligates the Company to issue, deliver, sell or transfer, or repurchase, redeem or otherwise acquire, or cause to be issued, delivered, sold or transferred, or repurchased, redeemed or otherwise acquired, any share capital of, or other equity or voting interests in, the Company or any security convertible or exercisable for or exchangeable into any share capital of, or other equity or voting interest in, the Company, (ii) obligates the Company to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, contract, arrangement or undertaking, (iii) restricts the transfer of any share capital of the Company or (iv) relates to the voting of any share capital of the Company . Section 4 . 5 Issuance . Subject to the entry of the Backstop Order and the Confirmation Order and subject to obtaining the necessary shareholders’ approval to effectuate the Restructuring Transactions set forth in the Plan and the necessary Board approval (a) to issue the Plan Securities and (b) to price the ERO New Common Stock, the New Convertible Notes, when issued and delivered against payment therefor in the Offerings or to the Backstop Parties hereunder in accordance with the terms of the New Convertible Notes Documentation, will be valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms and, the terms of the New Convertible Notes Documentation, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity whether applied in a court of law or a court of equity . Section 4 . 6 No Conflict . Assuming the representations and warranties of the Backstop Parties in Article V hereof are true and correct and that the consents described in Section 4 . 7 are obtained and other than as may arise as a result of the Chapter 11 Cases or the Company’s or any Debtor’s undertaking to implement the Restructuring Transactions through the Chapter 11 Cases, the execution and delivery by the Company and, if applicable, its Subsidiaries of this Agreement, the Plan and the other Transaction Agreements, the compliance by the Company and, if applicable, its Subsidiaries with all of the provisions hereof and thereof and the consummation of the transactions contemplated herein and therein (a) will not conflict

31 with, or result in a breach, modification or violation of, any of the terms or provisions of, or constitute a default under (with or without notice or lapse of time, or both), or result, except to the extent specified in the Plan, in the acceleration of, or the creation of any Lien under, or cause any payment or consent to be required under, any Contract to which the Company or any of the other Debtors will be bound as of the Closing Date after giving effect to the Plan or to which any of the property or assets of the Company or any of the other Debtors will be subject as of the Closing Date after giving effect to the Plan, (b) will not result in any violation of the provisions of the Reorganized LATAM Parent Corporate Documents or any of the organization documents of any Debtor and (c) will not result in any material violation of any Law or Order applicable to the Company or any of the other Debtors or any of their properties, except, in each case described in clause (a), for such conflicts, breaches, modifications, violations or Liens that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect . Section 4 . 7 Consents and Approvals . No consent, approval, authorization, order, registration or qualification of or with any Governmental Entity having jurisdiction over the Company or any of the other Debtors or any of their properties is required for the execution and delivery by the Company or any other Debtor of this Agreement, the Plan and the other Transaction Agreements, the compliance by the Company and the other Debtors, as applicable, with all of the provisions hereof and thereof and the consummation of the transactions contemplated herein and therein (including compliance by each Backstop Party with its obligations hereunder and thereunder), except for (a) the entry of the Backstop Order authorizing the Company to execute and deliver this Agreement and perform its obligations under this Agreement and the Backstop Order, (b) entry of the Disclosure Statement Order, (c) the entry of the Confirmation Order, (d) entry by the Bankruptcy Court, or any other court of competent jurisdiction, of Orders as may be necessary in the Chapter 11 Cases from time to time, (e) Antitrust Approvals, if any, in connection with the transactions contemplated by this Agreement, (f) the filing with the relevant local Governmental Entity of the Bylaws, and the filing of any other corporate documents with applicable state and local filing agencies applicable to the other Debtors, (g) the Securities Law Approvals (including registration by the CMF) ; (h) (i) shareholders’ approval to effectuate the Restructuring Transactions set forth in the Plan, and for the issuance of the Plan Securities and the Bylaws Amendment ; (ii) the necessary shareholders’ approval for each of the other Debtors to effectuate the Restructuring Transactions set forth in the Plan ; (iii) registration of the Bylaws Amendment with the applicable local Governmental Entities ; (iv) listing of the Plan Securities with the Santiago Stock Exchange ; provided , that the New Convertible Notes will not be listed on the Santiago Stock Exchange unless otherwise required by applicable Law ; (v) Board approvals referred to in this Agreement ; and (vi) such consents, approvals, authorizations, registrations or qualifications as may be required under state securities or Blue Sky” laws in connection with the purchase of the Backstop Securities by the Backstop Parties . Section 4 . 8 Arm’s Length . The Company acknowledges and agrees that (a) each of the Backstop Parties is acting solely in the capacity of an arm’s length contractual counterparty to the Company with respect to the transactions contemplated hereby (including in connection with determining the terms of the Offerings) and not as a financial advisor or a fiduciary to, or an agent of, the Company or any of the other Debtors and (b) no Backstop Party is advising the Company or any of the other Debtors as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction .

32 Section 4.9 Financial Statements; Undisclosed Liabilities . (a) The audited consolidated financial statements of the Company and its Subsidiaries for the fiscal year ended December 31 , 2020 , included in the annual report on Form 20 - F filed with the SEC(the Financial Statements ”) and the unaudited consolidated financial statements of the Company and its Subsidiaries for the nine months ended September 30 , 2021 filed with the SEC prior to the date hereof, present fairly, in all material respects, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ( IFRS ”), the financial condition, results of operations and cash flows of the Company and its Subsidiaries on a consolidated basis as of such date and for such period . (b) There are no material liabilities or material obligations of the Company or any of the other Debtors of any kind whatsoever and there is no existing condition, situation or set of circumstances that would reasonably be expected to result in such a material liability or material obligation, in each case, that would be required by IFRS, consistently applied, to be reflected on the balance sheet of the Company, other than : (i) liabilities or obligations disclosed and provided for in the Financial Statements, (ii) liabilities or obligations incurred in accordance with or in connection with this Agreement, the Restructuring Documents or the Restructuring Transactions, (iii) liabilities or obligations incurred in the ordinary course of business since December 31 , 2020 or disclosed in the Company SEC Documents, or (iv) liabilities or obligations that have been discharged or paid in full . Section 4 . 10 Company SEC Documents and Disclosure Statement . Since December 31 , 2020 , the Company has filed all required reports, schedules, forms and statements with the SEC . As of their respective dates, and giving effect to any amendments or supplements thereto filed prior to the date of this Agreement, each of the Company SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act applicable to such Company SEC Documents . No Company SEC Document, after giving effect to any amendments or supplements thereto and to any subsequently filed Company SEC Documents, in each case filed prior to the date this representation is made, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading . The Disclosure Statement as approved by the Bankruptcy Court will conform in all material respects with Section 1125 of the Bankruptcy Code . Section 4 . 11 Absence of Certain Changes . From September 30 , 2021 to the date of this Agreement, no Material Adverse Effect has occurred . Section 4 . 12 No Violation ; Compliance with Laws . (a) The Company is not in violation of its Bylaws or any similar organizational document, and (b) no other Debtor is in violation of its respective articles of association, charter, bylaws or similar organizational document . To the Company’s knowledge, neither the Company nor any of the other Debtors is in violation of any Law or Order, except for any such violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect . Section 4 . 13 Proceedings . Other than the Chapter 11 Cases and any actions, adversary proceedings or contested motions arising from, related to or commenced in connection

33 with the Chapter 11 Cases and the Plan, there are no governmental, non - governmental or regulatory investigations, actions, suits or proceedings ( Proceedings ”) pending or, to the Knowledge of the Company, threatened to which the Company or any of the other Debtors is a party or to which any property of the Company or any of the other Debtors is the subject that constitute a Material Adverse Effect ; provided that neither the commencement nor existence of a Chilean Local Reorganization Proceeding solely on the terms provided in Section 8 . 01 (i) of the DIP Facility nor the commencement and/or existence of a Brazilian Local Reorganization Proceeding shall affect the representation in this Section 4 . 13 . Section 4 . 14 Labor Relations . No labor problem or dispute with the employees of the Debtors exists or is threatened or imminent, and no Debtor is aware of any existing or imminent labor disturbance by the employees of any of its or its subsidiaries’ principal suppliers, contractors or customers, in each case except as would not reasonably be expected to have a Material Adverse Effect . Section 4 . 15 Intellectual Property ; Privacy . Except as would not reasonably be expected to have a Material Adverse Effect, (i) each of the Debtors owns, or has a valid and enforceable right, whether express or implied, to use, all Intellectual Property that is used in the conduct of their respective businesses as currently conducted ; (ii) Company and each Debtor possess all ownership rights or licenses necessary to use their Intellectual Property, Software and informational technology systems as currently used in their business and will continue to possess all such ownership rights or licenses after the Effective Date substantially to the same extent as prior thereto and without any material disruption ; (iii) no material claim or litigation is pending or threatened in writing against any Debtor (or, to the Knowledge of the Company, otherwise threatened) by any Person (1) challenging the right of a Debtor to use any Intellectual Property owned by or licensed to such Debtor, (2) challenging the validity of any Intellectual Property owned by a Debtor or (3) claiming infringement, misappropriation or any other violation by a Debtor of any right in Intellectual Property of any Person ; (iv) no Intellectual Property used in the operation of the business of each Debtor as currently conducted infringes, misappropriates or otherwise violates any rights in Intellectual Property of any Person ; and (v) each of the Debtors is in material compliance with all applicable Privacy and Security Laws . Section 4.16 Title to Real and Personal Property . (a) Real Property . Except where the failure (or failures) to have such title would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or one of its Subsidiaries, as the case may be, has good, valid, defensible and marketable title in fee simple to each Owned Real Property . (b) Leased Real Property . All Real Property Leases material to the business of the Debtors are valid, binding and enforceable by and against the Company or any of its relevant Subsidiaries, and, to the Knowledge of the Company, the other parties thereto and are in full force and effect, and no written notice to terminate, in whole or part, any of such Real Property Leases has been delivered to the Company or any of the other Debtors nor, to the Knowledge of the Company, has there been any indication that any such notice of termination will be served except leases in respect of which the failure to be in full force and effect or

34 termination would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. (c) Personal Property . Except where the failure (or failures) to have such title would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or one of its Subsidiaries has good title or, in the case of leased assets used or held for use in the business conducted by the Company and its Subsidiaries, a valid leasehold interest, free and clear of all Liens, to all of the tangible personal property and assets necessary to conduct the Debtors’ business as presently conducted, and each aircraft used in the Debtors’ business is either (i) legally and/or beneficially owned by the Company or any of its Subsidiaries or (ii) subject to a right to possess by the Company or any of its Subsidiaries, leased by the Company or any of its Subsidiaries under a lease agreement with a third party and is free and clear of all Liens, other than Liens arising from or relating to industry pooling arrangements, Permitted Liens, and Liens for which neither the Company nor any of its Subsidiaries is responsible under the terms of the relevant lease . Section 4 . 17 No Undisclosed Relationships . Other than contracts or other direct or indirect relationships between or among any of the Debtors, or contracts or relationships that are immaterial in amount or significance, no relationship, direct or indirect, exists between or among the Company or any of the other Debtors, on the one hand, and the directors or officers, greater than five percent ( 5% ) shareholders, customers or suppliers of the Company or any of the other Debtors, on the other hand, that is required by the Exchange Act to be described in the Company SEC Documents and that are not so described in the Company SEC Documents, except for the transactions contemplated by this Agreement . Section 4 . 18 Licenses and Permits . The Company and its Subsidiaries possess all licenses, certificates, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate Governmental Entities that are necessary for the ownership or lease of their respective properties and the conduct of the business of the Debtors, including all licenses, certificates of authority, permits or other authorizations that are required from any Governmental Entity in connection with the operation, ownership, maintenance and leasing of aircraft, in each case, except as does not constitute a Material Adverse Effect . Neither the Company nor any of the other Debtors (a) has received notice of any revocation or modification of any such license, certificate, permit or authorization or (b) has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course, in each case, that would reasonably be expected to constitute a Material Adverse Effect . Section 4.19 Environmental . (a) Except with respect to any matters that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect, the Debtors (i) are in compliance with all Environmental Laws and have all licenses, certificates, permits and other authorizations necessary for its operations under Environmental Laws, (ii) have not received notice of any actual or potential liability pursuant to Environmental Laws, or (iii) is undertaking, or has completed, any investigation or assessment or remedial or response action relating to any

35 presence, actual or release of Material of Environmental Concern at any site, location or operation. (b) Except with respect to any matters that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect, (i) as of the date of this Agreement, there are no claims pursuant to Environmental Laws pending or, to the Knowledge of the Company, threatened, including any such claims pending or threatened against the Debtors or any of their respective properties, (ii) there has been no release of Materials of Environmental Concern that would reasonably be expected to give rise to any cost, liability or obligation of the Debtors under any Environmental Laws, and (iii) no Debtors have expressly assumed by contract or operation of law any known or contingent liability or obligation of any other Person arising under or relating to Environmental Laws . Section 4.20 Tax Matters . (a) Except as would not, individually or in the aggregate, constitute a Material Adverse Effect, the Company and each of the other Debtors have timely filed or caused to be timely filed (taking into account any applicable extension of time within which to file) with the appropriate taxing authorities all tax returns, statements, forms and reports (including elections, declarations, disclosures, schedules, estimates and information Tax Returns) for Taxes (collectively Tax Returns ”) that are required to be filed by, or with respect to, the Company and its Subsidiaries . The Tax Returns accurately reflect all material liability for Taxes of the Company and its Subsidiaries, taken as a whole, for the periods covered thereby . (b) All material Taxes and Tax liabilities of the Company and its Subsidiaries required to be paid before the Closing Date, whether or not shown as due under the Tax Returns, have been paid in full or will be paid in full pursuant to the Plan . (c) Other than in connection with the Chapter 11 Cases, neither the Company nor any of the other Debtors has received any written notices from any taxing authority relating to any issue that could constitute a Material Adverse Effect of the Company and its Subsidiaries, taken as a whole . (d) All material Taxes that the Company and its Subsidiaries (taken as a whole) were (or was) required by Law to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party have been duly withheld or collected, and have been timely paid to the proper authorities to the extent due and payable . (e) Neither the Company nor any of the other Debtors has been included in any consolidated,” unitary” or combined” Tax Return provided for under any Law with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which the Company and/or its current or past Subsidiaries are or were the only members) . (f) There are no material Liens with respect to Taxes upon any of the assets or properties of the Company and its Subsidiaries (taken as a whole), other than Permitted Liens .

of the other Debtors nor any of their respective directors or officers, (i) is currently the target of 36 Section 4 . 21 Labor and Social Security Matters . All contributions or premiums required to be made by the Company pursuant to applicable labor and social security Laws have been made, except where failure to do so would not be expected to result in a Material Adverse Effect . Section 4 . 22 Internal Control Over Financial Reporting . The Company has established and maintains a system of internal control over financial reporting (as defined in Rules 13 a - 15 (f) and 15 d - 15 (f) promulgated under the Exchange Act) that complies in all material respects with the requirements of the Exchange Act and has been designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS . The Company is not aware of any material weaknesses in its internal control over financial reporting, other than any such material weaknesses with respect to which a plan for remediation has been established . Section 4 . 23 Disclosure Controls and Procedures . The Company maintains disclosure controls and procedures (within the meaning of Rules 13 a - 15 (e) and 15 d - 15 (e) promulgated under the Exchange Act) designed to ensure that information required to be disclosed by the Company in the reports that it files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including that information required to be disclosed by the Company in the reports that it files and submits under the Exchange Act is accumulated and communicated to management of the Company as appropriate to allow timely decisions regarding required disclosure, and such disclosure controls and procedures are effective . Section 4 . 24 No Unlawful Payments . Except as disclosed in the Company SEC Documents, neither the Company nor any of the other Debtors nor, to the Knowledge of the Company, any of their respective directors, officers or employees, agents or other Persons acting on behalf of the Company or any of the other Debtors, has, in any material respect : (a) used any funds of the Company or any of the other Debtors for any unlawful contribution, gift, entertainment or other unlawful expense, in each case relating to political activity ; (b) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds ; or (c) made any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, in each case, in violation of any applicable Law (including the Foreign Corrupt Practices Act of 1977 , Law 20 , 393 (Chile) and Law 19 , 913 (Chile)) . Section 4 . 25 Compliance with Money Laundering Laws . The operations of the Company and its Subsidiaries are and have been at all times conducted in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970 , as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar Laws (collectively, the Money Laundering Laws ”) and no material action, suit or proceeding by or before any Governmental Entity or any arbitrator involving the Company or any of the other Debtors with respect to Money Laundering Laws is pending or, to the Knowledge of the Company, threatened . Section 4.26 Compliance with Sanctions Laws . Neither the Company nor any

Debtors is pursuing, or in discussions or negotiations regarding, any solicitation, offer, or 37 any economic sanctions administered by the Office of Foreign Assets Control of the U . S . Treasury Department and/or the Chilean Unidad de Análisis Financiero ( Sanctions ” and each a Sanctioned Person ”), or (ii) used the proceeds of any credit facility or other indebtedness in connection with the Chapter 11 Cases for the purpose of financing the activities of any Person that, to the Knowledge of the Company, was at the time of such use a Sanctioned Person, in violation of Sanctions in any material respect . The Company will not directly or knowingly indirectly use the proceeds of the Offerings or the sale of the New Convertible Notes or the New Shares, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other Person, for the purpose of financing the activities of any Person that, to the Knowledge of the Company, is currently a Sanctioned Person in violation of Sanctions in any material respect . Section 4 . 27 No Broker’s Fees . None of the Company nor any of the other Debtors is a party to any Contract with any Person (other than this Agreement) that would give rise to a valid claim against the Backstop Parties for a brokerage commission, finder’s fee or like payment in connection with the Offerings or the sale of the Backstop Securities . Section 4 . 28 Certain Aircraft Matters . The Debtors and their Subsidiaries and Affiliates hold all material air operator’s certificates (or such similar document as is applicable in the relevant jurisdiction) sufficient to operate aircraft in the manner and jurisdictions in which its aircraft are currently operated . Section 4 . 29 Insurance . Except as would not reasonably be expected to have a Material Adverse Effect, the properties of the Debtors are insured with financially sound and reputable insurance companies which are not Affiliates of the Company, in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar properties and assets in localities where the applicable Debtor operates, as are necessary to ensure that Uninsured Liabilities of the Debtors are not reasonably likely to result in a Material Adverse Effect . For these purposes, Uninsured Liabilities ” shall mean any losses, damages, costs, expenses and/or, liabilities (including any losses, damages, costs, expenses or liabilities resulting from property damage or casualty, general liability, workers’ compensation claims and business interruption) incurred by the Debtors which are not covered by insurance, but with respect to which insurance coverage is commercially available to Persons engaged in the same or similar business as the Debtors . Section 4 . 30 Investment Company Act . None of the Debtors is required to register as an investment company” as defined in the United States Investment Company Act of 1940 , as amended . Section 4 . 31 Exemption from Registration . Assuming the accuracy of the representations made by the Backstop Parties in Article V, the offer, issuance, sale and/or distribution (as applicable) of Plan Securities will be made in reliance on and in compliance with exemptions from registration under the Securities Act, including, without limitation, Section 4 (a)(2) and Regulation S under the Securities Act . Section 4.32 Alternative Transaction . Neither the Company nor any of the other result in any violation of the provisions of the certificate of incorporation or bylaws (or 38 proposal from any Person concerning any actual or proposed Alternative Transaction and the Company and any other Debtor has, as applicable, terminated any existing discussions or negotiations regarding any actual or proposed Alternative Transaction . AR TI C LE V REPRESENTATIONS AND WARRANTIES OF THE BACKSTOP PARTIES Each Backstop Party represents and warrants, as to itself only, unless otherwise set forth herein, as of the date of this Agreement and as of the Closing Date, as set forth below . Section 5 . 1 Incorporation . To the extent applicable, such Backstop Party is a legal entity duly organized, validly existing and, if applicable, in good standing (or the equivalent thereof) under the laws of its jurisdiction of incorporation or organization, except where the failure to be in good standing, or the equivalent, would not have a material adverse effect on such Backstop Party’s performance of its obligations under this Agreement . Section 5 . 2 Corporate Power and Authority . To the extent applicable, such Backstop Party has the requisite corporate, limited partnership or limited liability company power and authority to enter into, execute and deliver this Agreement and each other Transaction Agreement to which such Backstop Party is a party as of the date this representation is made and to perform its obligations hereunder and thereunder and has taken all necessary corporate, limited partnership or limited liability company action required for the due authorization, execution, delivery and performance by it of this Agreement and such other Transaction Agreements . Section 5 . 3 Execution and Delivery . This Agreement and each other Transaction Agreement to which such Backstop Party is a party as of the date this representation is made has been, or prior to its execution and delivery will be, as applicable, duly and validly executed and delivered by such Backstop Party and when executed and delivered, will constitute the valid and binding obligations of such Backstop Party, enforceable against such Backstop Party in accordance with its respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity whether applied in a court of law or a court of equity . Section 5 . 4 No Conflict . Assuming that the consents referred to in clauses (a), (b) and (c) of Section 5 . 5 are obtained, the execution and delivery by such Backstop Party of this Agreement and, to the extent applicable, the other Transaction Agreements to which such Backstop Party is a party as of the date this representation is made, the compliance by such Backstop Party with all of the provisions hereof and thereof and the consummation of the transactions contemplated herein and therein (a) will not conflict with, or result in a breach or violation of, any of the terms or provisions of, or constitute a default under (with or without notice or lapse of time, or both), or result in the acceleration of, or the creation of any Lien under, any Contract to which such Backstop Party is a party or by which such Backstop Party is bound or to which any of the properties or assets of such Backstop Party are subject, (b) will not the meaning of the Securities Act and that the issuance of the Backstop Securities by the 39 comparable constituent documents) of such Backstop Party and (c) will not result in any material violation of any Law or Order applicable to such Backstop Party or any of its properties, except, in each of the cases described in clauses (a), (b) and (c), for any conflict, breach, violation, default, acceleration or Lien which would not reasonably be expected, individually or in the aggregate, to have a material adverse effect on such Backstop Party’s performance of its obligations under this Agreement . Section 5 . 5 Consents and Approvals . No consent, approval, authorization, order, registration or qualification of or with any Governmental Entity having jurisdiction over such Backstop Party or any of its properties is required for the execution and delivery by such Backstop Party of this Agreement, and, to the extent applicable, the other Transaction Agreements to which such Backstop Party is a party as of the date this representation is made, the compliance by such Backstop Party with all of the provisions hereof and thereof and the consummation of the transactions (including the purchase by such Backstop Party of its Backstop Commitment Percentage of the Backstop Securities) contemplated herein and therein, except (a) Antitrust Approvals, if any, including any filings required pursuant to the HSR Act in each case, in connection with the transactions contemplated by this Agreement, and (b) any consent, approval, authorization, order, registration or qualification which, if not made or obtained, would not reasonably be expected, individually or in the aggregate, to have a material adverse effect on such Backstop Party’s performance of its obligations under this Agreement and (c) any consent, approval, authorization, order, registration or qualification which has been made or obtained after the date of this Agreement . Section 5 . 6 Purchasing Intent . Such Backstop Party is not acquiring the Backstop Securities with the view to, or for resale in connection with, any distribution thereof not in compliance with applicable securities Laws, and such Backstop Party has no present intention of selling, granting any participation in, or otherwise distributing the same, except in compliance with applicable securities Laws . Section 5 . 7 Sophistication ; Investigation . Such Backstop Party has such knowledge and experience in financial and business matters such that it is capable of evaluating the merits and risks of its investment in the Backstop Securities being acquired hereunder . Such Backstop Party is an institutional accredited investor” within the meaning of Rule 501 under the Securities Act, a qualified institutional buyer” within the meaning of Rule 144 A of the Securities Act, or a non - U . S . Person” as defined in Rule 902 of the Securities Act, who is located outside of the United States, of such similar sophistication . Such Backstop Party understands and is able to bear any economic risks associated with such investment (including the necessity of holding the Backstop Securities for an indefinite period of time) . Without limiting the representations, warranties, covenants and agreements of the Company in this Agreement, such Backstop Party has conducted and relied on its own independent investigation of, and judgment with respect to, the Debtors and the advice of its own legal, tax, economic, and other advisors . Such Backstop Party has agreed to purchase its respective Backstop Commitment Percentage of the Unsubscribed ERO New Common Stock only for its own account and not for the account of others . Such Backstop Party is not an entity formed for the specific purpose of acquiring any Backstop Commitment Percentage . Such Backstop Party understands that the Backstop Securities are being offered in a transaction not involving any public offering within

40 Company to such Backstop Party has not been registered under the Securities Act . Such Backstop Party understands that the Backstop Securities may not be offered, resold, transferred, pledged or otherwise disposed of by such Backstop Party in the United States absent an effective registration statement under the Securities Act, except pursuant to an applicable exemption from the registration requirements of the Securities Act, and in accordance with any applicable securities laws of the applicable states and other jurisdictions of the United States . Such Backstop Party acknowledges and agrees that, absent an effective registration statement, that the Backstop Securities will be subject to these securities law transfer restrictions and as a result of these transfer restrictions, such Backstop Party may not be able to readily resell the Backstop Securities and may be required to bear the financial risk of an investment in the Backstop Securities for an indefinite period of time in the United States . For the avoidance of doubt, nothing in this representation or any other provision of this Agreement in intended as a waiver of any terms that may be agreed to in the Registration and Listing Terms or Registration Rights Agreements . Such Backstop Party understands and agrees that such Backstop Party is purchasing the Backstop Securities directly from the Company . Each Backstop Party further acknowledges that there have not been, and such Backstop Party hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to such Backstop Party with regard to the subject matter hereof by the Company, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Company set forth in this Agreement . Each Backstop Party acknowledges that certain information provided by the Company was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections . In making its decision to purchase the Backstop Securities, each Backstop Party has relied solely upon such Backstop Party’s sources of information (including the Company, subject to the preceding paragraph), and independent investigation made by such Backstop Party (including investment advice such Backstop Party deems appropriate) with respect to the Backstop Commitment, the Backstop Securities, the business, condition (financial and otherwise), management, operations, properties and prospects of the Company, including, but not limited to, all business, legal, regulatory, accounting, credit, and tax matters and the Company’s representations, warranties, covenants, and agreements contained herein . Without limiting the representations, warranties, covenants and agreements of the Company in this Agreement, each Backstop Party acknowledges and agrees that such Backstop Party has received and has had an adequate opportunity to review information made available to such Backstop Party in connection with such Backstop Party’s purchase of the Backstop Securities and such financial and other information as such Backstop Party deems necessary in order to make an investment decision with respect to the Backstop Securities . Section 5 . 8 Sufficiency of Funds . Such Backstop Party, as of the Escrow Funding Date, will be able to pay or cause to be paid in immediately available funds to make and complete the payment of the Purchase Price for its Backstop Commitment Percentage of the Backstop Securities .

41 Section 5 . 9 Proceedings . As of the date hereof, there are no Proceedings pending or, to the knowledge of such Backstop Party, threatened to which such Backstop Party is a party or to which any property of such Backstop Party is the subject that would reasonably be expected to prevent, materially delay or materially impair the ability of such Backstop Party to consummate the transactions contemplated hereby . Section 5 . 10 Additional Securities Laws Matters ; Undertakings . No such Backstop Party, its Affiliates or any person acting on its or any of their behalf has engaged, or will engage, in any form of general solicitation or general advertising (within the meaning of Rule 502 (c) of the Securities Act) or directed selling efforts (within the meaning of Regulations S) in connection with the offering of the Backstop Securities or Backstop Commitments, or that would require the registration of the Backstop Securities or Backstop Commitments under the Securities Act . (b) Such Backstop Party is not purchasing the Backstop Securities as a result of any advertisement, article, notice or other communication regarding the Backstop Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or, to such Backstop Party’s knowledge, any other general solicitation or general advertisement or directed selling efforts . (c) Such Backstop Party has not engaged and will not engage in any activity that would reasonably be expected to cause or result, under the Exchange Act, or otherwise, in stabilization and manipulation of the price of any Backstop Securities . ARTICLE VI ADDITIONAL COVENANTS Section 6.1 Approval of the Backstop Parties . (a) Each of the following Restructuring Documents shall be consistent with the terms of this Agreement and the Restructuring Support Agreement and in form and substance acceptable to the Company and the Backstop Parties : (i) the Plan ; (ii) the Confirmation Order ; (iii) the Disclosure Statement ; (iv) the Backstop Order ; (v) the Bylaws Amendment ; (vi) the Backstop Creditors Backstop Agreement ; (vii) the bond issuance agreements for the New Convertible Notes ; and (viii) the Escrow Agreement . (b) Each of the following Restructuring Documents shall be on material terms, including economic terms, acceptable (and otherwise on terms reasonably acceptable) to the Backstop Parties : the definitive documentation with respect to the Exit Financing . (c) Each other Restructuring Document shall be consistent in all material respects with the terms of this Agreement and the Restructuring Support Agreement and in form and substance reasonably acceptable to the Company and the Backstop Parties . Section 6 . 2 Orders ; Plan and Disclosure Statement . The Debtors shall use their respective reasonable best efforts to obtain entry of the Confirmation Order, the Backstop Order and the Disclosure Statement Order, as contemplated by, and otherwise in compliance with, the

42 Restructuring Support Agreement . The Company shall provide to counsel to the Backstop Parties a copy of each of the proposed Confirmation Order, Disclosure Statement Order, and Backstop Order, and a reasonable opportunity to review and comment on such documents . The Company shall provide counsel to the Backstop Parties a copy of any proposed amendment, modification or change to the Plan, the Disclosure Statement, the Confirmation Order, the Backstop Order, and the Disclosure Statement Order and a reasonable opportunity to review and comment on such documents in advance of any filing, execution, distribution or use (as applicable) thereof . Section 6.3 Covenants of the Company . (a) Affirmative Covenants of the Company . Except (i) as explicitly set forth in this Agreement, the Restructuring Support Agreement or the Plan approved in accordance with Section 6 . 1 above, or (ii) with the express consent (which may be by email from the respective counsel to each of the Requisite Backstop Parties) of the Requisite Backstop Parties, during the period from the date of this Agreement to the earlier of the Closing Date and the date on which this Agreement is terminated in accordance with its terms (the Pre - Closing Period ”), the Debtors shall (x) comply with the provisions of the Restructuring Support Agreement and each Restructuring Document entered into prior to the Effective Date and (y) do the following : (i) promptly (but in any event within three (3) Business Days) notify the respective counsel to each of the Backstop Parties in writing of (A) the occurrence, or failure to occur, of any event of which the Debtors have actual knowledge and which such occurrence or failure would likely cause (x) any representation of the Debtors contained in this Agreement to be untrue or inaccurate in any material respect, (y) any covenant of the Debtors contained in this Agreement not to be satisfied in any material respect, or (z) any condition precedent contained in the Plan, the Restructuring Support Agreement, the Backstop Creditors Backstop Agreement or this Agreement related to the obligations of the Debtors not to occur or become impossible to satisfy and (B) the occurrence of an event giving rise to a right to terminate this Agreement, the Restructuring Support Agreement or the Backstop Creditors Backstop Agreement ; (ii) operate the business of each of the Debtors and their Subsidiaries in the ordinary course (other than changes in the operations resulting from or relating to the Restructuring Transactions or the filing of the Chapter 11 Cases) and consistent with past practice and in a manner that is consistent in all material respects with this Agreement and the Business Plan and confer with advisors to the Backstop Parties, as reasonably requested, on operational matters and the general status of ongoing operations ; (iii) as reasonably requested by advisors to any Backstop Party, provide advisors to such Backstop Party information and periodic reporting that the Debtors provide to the Committee (as defined in the Restructuring Support Agreement) or to lenders pursuant to the DIP Facility, to the extent that such Backstop Party (or an Affiliate of such Backstop Party) is not already a lender pursuant to the DIP Facility ; and (iv) consult in good faith with the Backstop Parties on the Registration and Listing Terms, which is to be agreed to by the Requisite Backstop Creditors and the

43 Company no later than the date on which the hearing for the approval of the Disclosure Statement commences and take such actions as are contemplated by the Registration and Listing Terms to be taken on or prior to the Effective Date, including, as applicable, with respect to the registration and listing of the ADSs . (b) Negative Covenants of the Company . The Debtors shall not take any action in violation of the Restructuring Support Agreement, and shall not, and shall cause each of their Subsidiaries not to do any of the following, except (i) as explicitly set forth in this Agreement, the Restructuring Support Agreement or the Plan or expressly permitted under the DIP Facility or (ii) with the express consent of the Backstop Parties (not to be unreasonably withheld), during the Pre - Closing Period : (i) enter into any Contract, which provides for, or otherwise agree to, implement or consummate an acquisition of a business from or merger with a third party ; (ii) enter into any transaction that is material to the Post - Effective Date Business of the Reorganized Debtors taken as a whole, involving the sale, lease, disposal or abandonment of any business to a third party ; or (iii) incur any indebtedness to a third party, in each case of clauses (i) and (ii), to the extent that it is (x) material to the Post - Effective Date Business of the Reorganized Debtors taken as a whole and (y) outside of the ordinary course of business and otherwise in a manner not consistent with the Business Plan, and in the case of clause (iii), to the extent that it is outside the ordinary course of business and otherwise in a manner not consistent with the Business Plan . Section 6.4 Antitrust Approval . (a) Each Party agrees to use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to consummate and make effective the transactions contemplated by this Agreement, the other Transaction Agreements and the Plan, including (i) if required or advisable under applicable Law, the Company and each Backstop Party (to the extent applicable, each a Filing Party ”) shall file or cause to be filed a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement with the Antitrust Division of the United States Department of Justice and the United States Federal Trade Commission, and any other filings, notifications or other forms required or advisable in order to obtain any Antitrust Approvals (other than the HSR Filing), in each case as soon as reasonably practicable following the date hereof and, when practicable, shall use commercially reasonable efforts to request expedited treatment of any such filings (including requesting early termination of any applicable waiting periods under the HSR Act) and (ii) promptly furnish documents or information reasonably requested by any Antitrust Authority to such Antitrust Authority. The Company will be responsible for the payment of any filing fees required to be paid to any Governmental Entity with any filings required to be submitted by it pursuant to this Section 6.4 , as well as any required foreign direct investment filings, in connection with the consummation of the transactions contemplated by this Agreement.

44 (b) Each Filing Party that is subject to an obligation pursuant to the Antitrust Laws to notify any transaction contemplated by this Agreement, the Plan or the other Transaction Agreements, agrees to reasonably cooperate with each other regarding the content of any antitrust filings and notifications . Each Filing Party shall, to the extent permitted by applicable Law, use reasonable endeavors to : (i) promptly notify each other of, and if in writing, furnish each other with copies of (or, in the case of material oral communications, advise each other orally of) any communications from or with an Antitrust Authority, subject to confidentiality obligations and the need to protect business secrets ; (ii) where reasonably practicable, not participate in any meeting with an Antitrust Authority unless it consults with each other Filing Party in advance and, to the extent permitted by the Antitrust Authority and applicable Law, give each other Filing Party a reasonable opportunity to attend and participate thereat ; (iii) provide copies to each other Filing Party of all material correspondence, filings and communications between such Filing Party and the Antitrust Authority, subject to confidentiality obligations, provided that any such documentation may be redacted to remove any non - public business data or similar information of the Filing Party ; and (iv) furnish each other Filing Party with such necessary information and reasonable assistance as may be reasonably necessary in connection with the preparation of any antitrust filing, notification or submission of information to the Antitrust Authority, subject to applicable Law, confidentiality obligations and the need to protect business secrets . (c) Should a Filing Party be subject to an obligation in connection with any Antitrust Approval to jointly notify with one or more other Filing Parties (each, a Joint Filing Party ”) a transaction contemplated by this Agreement, the Plan or the other Transaction Agreements, such Joint Filing Party shall promptly notify each other Joint Filing Party of, and if in writing, furnish each other Joint Filing Party with copies of (or, in the case of material oral communications, advise each other Joint Filing Party orally of) any communications from or with an Antitrust Authority, subject to confidentiality obligations and the need to protect business secrets . (d) Subject to the last sentence of this Section 6 . 4 (d) and to Section 6 . 4 (e) , each Filing Party shall use commercially reasonable efforts to cause the review or waiting periods under the applicable Antitrust Laws to terminate or expire, or to obtain approval from the applicable Antitrust Authority, at the earliest possible date after the date of filing . The communications contemplated by this Section 6 . 4 may be made by a Filing Party on an outside counsel - only basis or subject to other agreed upon confidentiality safeguards . The obligations in this Section 6 . 4 shall not apply to filings, correspondence, communications or meetings with Antitrust Authorities unrelated to the transactions contemplated by this Agreement, the Plan and the other Transaction Agreements (it being acknowledged and agreed that the Joint Venture Agreement, by and among Delta, LATAM Parent, TAM Linhas Aéreas S . A . , LATAM Airlines Perú S . A . , Transportes Aereos del Mercosur S . A . and Aerovías de Integración Regional, Aires S . A . , dated May 7 , 2020 , all related agreements and arrangements, and any correspondence, filings, communications or meetings between Delta and any Antitrust Authorities with respect thereto are unrelated to the transactions contemplated by this Agreement, the Plan, and the other Transaction Agreements) . The obligations in this Section 6 . 4 shall not require the Company, any Debtor or any Backstop Party to (1) take any action or share any information which is restricted or prohibited by obligations of confidentiality binding on the Company, any Debtor or any Backstop Party, applicable Law or the rules of any applicable securities exchange ( provided that

45 such Party must only withhold the portion of such information or materials that are actually subject to such confidentiality obligations, applicable Law or rules of any applicable securities exchange and, unless otherwise restricted from doing so by any of the aforementioned, use commercially reasonable efforts to provide such withheld information or materials on an outside counsel only basis or subject to other agreed upon confidentiality safeguards), (2) disclose any document or share any information over which the Company, any Debtor or any Backstop Party asserts any legal professional privilege nor waive or forego the benefit of any applicable legal professional privilege or (3) disclose any non - public business data or similar information of a Filing Party, except such data or information as may be necessary to establish jurisdictional filing or notification requirements, which shall be shared on a counsel - only basis . (e) Notwithstanding anything in this Agreement to the contrary, nothing shall require a Filing Party or any of its Affiliates to (i) dispose of, license or hold separate any of its or its Subsidiaries’ or Affiliates’ assets, (ii) limit its freedom of action or the conduct of its or its Subsidiaries’ or Affiliates’ businesses or make any other behavioral commitments with respect to itself or any of its Subsidiaries or Affiliates, (iii) divest any of its Subsidiaries or its Affiliates, or (iv) commit or agree to any of the foregoing . Without the prior written consent of the Backstop Parties, neither the Company nor any of the other Debtors shall commit or agree to (x) dispose of, license or hold separate any of its assets or (y) limit its freedom of action with respect to any of its businesses or commit or agree to any of the foregoing, in each case, in order to secure any necessary consent or approvals for the transactions contemplated hereby under the Antitrust Laws . Notwithstanding anything to the contrary herein, neither the Backstop Parties, nor any of their Affiliates, nor the Company or any of the other Debtors, shall be required as a result of this Agreement, to initiate any legal action against, or defend any litigation brought by, the United States Department of Justice, the United States Federal Trade Commission, or any other Governmental Entity in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding which would otherwise have the effect of preventing or materially delaying the transactions contemplated hereby, or which may require any undertaking or condition set forth in the preceding sentence . Section 6 . 5 Access to Information . During the Pre - Closing Period, the Debtors agree to provide (a) the Backstop Parties with such other material information regarding, but with respect to Delta, to the extent not constituting competitively - sensitive information with respect to the Debtors and their Affiliates, their securities, the operations, business affairs and financial condition of the Debtors, in each case as the Backstop Parties may reasonably request from time to time and (b) upon request, provide the Backstop Parties’ Advisors who have signed customary confidentiality agreements information (to the extent practically available) reasonably requested regarding the Company or its Subsidiaries ; provided that the foregoing obligation shall not require the Company or any Debtor or any of their employees, officers, advisors or other representatives to (1) take any action or share any information which is restricted or prohibited by obligations of confidentiality binding on the Company or any Debtor, applicable Law or the rules of any applicable securities exchange ( provided , that such Company or Debtor, as applicable, must only withhold the portion of such information or materials that are actually subject to such confidentiality obligations, applicable Law or rules of any applicable securities exchange, and unless otherwise restricted from doing so by any of the aforementioned, use commercially reasonable efforts to provide such withheld information or materials to the Backstop Parties’ Advisors pursuant to a confidentiality agreement) ; provided further , that,

46 except with respect to Delta (or any of its Related Purchasers or Ultimate Purchasers that are Affiliates) or the Debtors, the foregoing shall not in any event permit any other party to the Restructuring Support Agreement (or such party’s representatives or Affiliates) to have access to any contracts between any of the Debtors and Delta or its Affiliates, other than the Transaction Agreements, nor (2) disclose any document or share any information over which the Company or any Debtor asserts any legal professional privilege nor waive or forego the benefit of any applicable legal professional privilege . Section 6.6 Financial Information . (a) At all times prior to the Closing Date, the Company shall deliver to the Backstop Parties and/or the Backstop Parties’ Advisors subject to applicable non - disclosure agreements (A) to the extent that a Backstop Party (or an Affiliate of such Backstop Party) is not already a lender pursuant to the DIP Facility, all statements and reports (excluding any compliance certificates, but including any reports delivered with any compliance certificates) the Company is required to deliver pursuant to any DIP Facility Document at the same time the lenders under the DIP Facility are delivered such statements and reports, (B) all statements and reports the Company delivers to the Committee, (C) to the extent not included in the foregoing, such other information as shall reasonably be necessary to determine whether (x) the condition set forth in Section 7 . 1 (e) has been satisfied, assuming an Effective Date as of the last day of the preceding calendar month (such information to be provided within ten (10) Business Days of the end of each such month), and (y) any of the Termination Events set forth in Section 9 . 1 (c)(xiv) and 9 . 1 (c)(xv) have occurred and (D) as soon as available and in any event on or before the date that is seventy - five (75) days after the end of each of the first three quarterly accounting periods in each fiscal year of the Company and its Subsidiaries, the consolidated financial statements of the Company and its Subsidiaries, in each case as at the end of such quarterly period, that includes a statement of financial position (the Statement of Financial Position ”), a statement of comprehensive income (the Statement of Comprehensive Income ”), a statement of changes in equity (the Statement of Changes in Equity ”), a cash flow statement and notes (the Cash Flow Statement and Notes ”), comprising a summary of the significant accounting policies for such quarterly accounting period and for the elapsed portion of the fiscal year ended with the last day of such quarterly period, and setting forth comparative consolidated figures for the related periods in the prior fiscal year or, in the case of such consolidated balance sheet, for the last day of the prior fiscal year, all of which shall be certified by the Chief Financial Officer of the Company as having been prepared in accordance with IFRS subject to changes resulting from audit and normal year - end audit adjustments and shall include certificates of the Chief Financial Officer of the Company as to compliance with the terms of this Agreement, (E) as soon as available and in any event on or before the date that is ninety (90) days after the end of each fiscal year of the Company, the consolidated financial statements of the Company and its Subsidiaries as at the end of such fiscal year, that includes the Statement of Financial Position, the Statement of Comprehensive Income, the Statement of Changes in Equity, a Cash Flow Statement and Notes, comprising a summary of the significant accounting policies, setting forth comparative consolidated figures for the preceding fiscal year, and certified by PricewaterhouseCoopers or another independent certified public accountant of recognized national standing (such statements and reports, and other information described in clauses (A) through (E) collectively, the Financial Reports ”) .

47 (b) The Financial Reports shall be complete and correct in all material respects and shall be prepared consistently throughout the periods reflected therein and with prior periods . (c) (i) Within ten (10) Business Days after the date of this Agreement, the Company shall provide to Greenhill detailed financial data in support of its historical calculation of Forward Net Bookings (as defined in Exhibit B) not provided prior to the date hereof, if any, including monthly data for 2019 , and shall thereafter discuss with Greenhill such data and related matters reasonably and in good faith, in a manner to ensure that Greenhill is able to review such data when provided in accordance with this Agreement and (ii) the Company shall provide such information on a monthly basis after the date hereof, starting with January 2022 , within ten (10) Business Days after the end of each month . Section 6.7 Alternative Transaction Proposals . (a) From the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms and the Closing Date, each Debtor agrees that, subject to Section 6 . 7 (b) , it shall not (i) seek, solicit, encourage, propose, assist, consent to, vote for, engage in substantive negotiations, or enter into any agreement in connection with or regarding, or participate in the formulation or preparation of any Alternative Transaction ; provided , however , if any of the Debtors receive an unsolicited bona fide proposal or expression of interest regarding any Alternative Transaction during the Effective Period (as defined in the Restructuring Support Agreement) ( Alternative Transaction Proposal ”), it shall promptly inform the Commitment Parties (as defined in the Restructuring Support Agreement) of any Alternative Transaction and any offer, arrangement, understanding or agreements related to any Alternative Transaction that such Debtor becomes aware of and promptly provide counsel to the Commitment Parties with a summary of the material terms thereof ; and (ii) enter into any agreement to pursue any Alternative Transaction or other restructuring transaction for the Debtors or substantially all of their assets or equity interests . (b) Notwithstanding anything to the contrary in Section 6 . 7 (a) , nothing in this Agreement shall require the Debtors or the Debtors’ boards of directors (or comparable governing body), on the advice of legal counsel with respect to their Exercise of Fiduciary Obligation (defined below), to take any action or to refrain from taking any action (in each case, prior to Closing) with respect to the Restructuring Transactions, to the extent taking or failing to take such action would result in violation of applicable Law or their fiduciary obligations under applicable Law, and any such action or inaction pursuant to such exercise of their fiduciary duties shall not be deemed to constitute a breach of this Agreement . To the extent any of the Debtors’ boards of directors (or comparable governing bodies) reasonably determines in good faith on the advice of legal counsel with respect to their Exercise of Fiduciary Obligation that the Debtors’ fiduciary obligations under applicable Law require the Debtors to take any action or refrain from taking any action with respect to the Restructuring Transactions or that such action

48 or inaction would violate applicable Law (each an Exercise of Fiduciary Obligation ”), including actions or inactions that would constitute a breach under this Agreement, the Debtors may terminate this Agreement pursuant to Section 9 . 1 (d)(ii) without incurring any liability to any one or more of the Backstop Parties under this Agreement (other than payment of the Expense Reimbursement and any payments to be made in connection with the Indemnification Obligations under Article VIII) ; provided that simultaneously with the Exercise of Fiduciary Obligation, the Debtors shall be required to terminate this Agreement pursuant to Section 9 . 1 (d)(ii) and to pay all fees, expenses and other obligations in accordance with Section 2. In the event that the Debtors determine to terminate this Agreement as an Exercise of Fiduciary Obligation, the Debtors shall provide written notice of such Exercise of Fiduciary Obligation to each of the Backstop Parties not more than one (1) Business Day after such exercise (email to counsel being sufficient) . Notwithstanding anything to the contrary herein, nothing in this Section 6 . 7 shall create any additional fiduciary obligations on the part of the Debtors or any members, managers, or officers of the Debtors, in such respective capacities, that did not exist prior to the date of the execution of this Agreement . Notwithstanding the foregoing, each of the Debtors acknowledges that its entry into this Agreement and the Restructuring Transactions is consistent with applicable Law and its fiduciary duties as of the date of execution of this Agreement . Section 6.8 Commercially Reasonable Efforts . (a) Without in any way limiting any other respective obligation of the Debtors or any Backstop Party in this Agreement, the Debtors shall use (and shall cause their Subsidiaries to use), and each Backstop Party shall use, commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable in order to consummate and make effective the transactions contemplated by this Agreement, the Plan and the other Transaction Agreements, including using commercially reasonable efforts in : (i) timely preparing, filing and seeking (as applicable) all filings or registrations with, notifications to, or authorizations, consents or approvals of any regulatory or other Governmental Entity or third party, including, in the case of the Debtors, obtaining all required consents, approvals and votes from the shareholders and boards of directors and any other governing bodies of the Debtors and their Subsidiaries to effectuate the terms of this Agreement and the Plan and otherwise effectuate the Restructuring Transactions ; (ii) in the case of the Debtors, timely filing an objection to any motion filed with the Bankruptcy Court by any person seeking an order, and otherwise defending any Proceedings, challenging this Agreement, the Plan or any other Transaction Agreement or the consummation of the transactions contemplated hereby and thereby, including seeking to have any stay or temporary restraining order entered by any Governmental Entity vacated or reversed ; (iii) working together in good faith to finalize the New Convertible Notes Documentation, Registration Rights Agreement, Reorganized LATAM Parent Corporate Documents (including the Bylaws Amendment), any other documentation contemplated by the Registration and Listing Terms to be included in the Plan Supplement, and other Plan Supplement documents, for timely inclusion in the Plan Supplement and filing with the Bankruptcy Court ; (iv) except as prohibited by applicable Law, the Backstop Parties shall notify the Debtors as promptly as practicable of any consent, approval, authorization, order, registration or qualification required to be made or obtained pursuant to Section 5 . 5 (c) above ; provided that notification via email among counsel shall suffice as notification ; and (v) structuring the transactions contemplated by this Agreement in a tax efficient manner ; provided

49 that no obligation herein shall require any Party to amend this Agreement or the Restructuring Support Agreement. (b) Nothing contained in this Section 6 . 8 shall limit the ability of any Backstop Party to (i) consult with the Debtors, any other Backstop Party, or any other party in interest in the Chapter 11 Cases, (ii) to appear and be heard, or (iii) to file objections, concerning any matter arising in the Chapter 11 Cases . Section 6 . 9 New Board of Directors ; Governance . The provisions set forth under Governance” in the Restructuring Term Sheet are hereby incorporated by reference . All documents described in subsection (i) thereunder shall be included in the Plan Supplement in form and substance reasonably acceptable (or, in the case of the Bylaws Amendment, in form and substance acceptable) to the Backstop Parties . From the Effective Date until the date on which the new Board of Directors is constituted, the Company shall provide at least five (5) Business Days’ advance notice to each Electing Shareholder (as hereinafter defined) prior to the Company taking, or the Board approving, any material agreements outside the ordinary course of business and not consistent with the Company’s past practices with any Affiliate of the Company or any other action outside the ordinary course of business and not consistent with the Company’s past practices that could reasonably be expected to have a permanent and material effect on the Post - Effective Date Business . Electing Shareholder” means any Shareholder or Backstop Party that holds in excess of 7 . 5 % of the New Shares, on an as converted basis (assuming conversion of all New Convertible Notes) . Section 6 . 10 Corporate Incentive Plan ; Management Protection Provisions and Short Incentive Plan (a) Each of the Backstop Parties agrees that the proposed terms of the Corporate Incentive Plan set forth in Exhibit C are acceptable to them, in satisfaction of Section 4 . 10 (a)(13) of the Restructuring Support Agreement, and, subject to the approval of the existing Board of Directors of such terms, agree to use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things reasonably necessary, proper or advisable in order to have the Corporate Incentive Plan incorporated into the Plan and assist in obtaining the allocation and implementation of such Corporate Incentive Plan by the new Board of Directors to be appointed after the Effective Date in accordance with the Plan and applicable Chilean Law . The Corporate Incentive Plan shall be consistent in all respects with the terms set forth in Exhibit C hereto . (b) The Management Protection Provisions and Short Term Cash Incentive described on Exhibit C hereto shall be on terms consistent with Exhibit C hereto . The Company shall provide the Backstop Parties’ Advisors with copies of any agreements, amendments, communications or other documents (with reasonable opportunity to review) related to the Management Protection Provision and Short Term Cash Incentive for review and comment and the Company, together with its advisors, shall consider, in good faith, all reasonable comments of the Backstop Parties’ Advisors ( provided such comments are not inconsistent with Exhibit C hereto) in each case subject to applicable Law . Section 6.11 Securities Registration; Registration Rights Agreement, Etc.

50 (a) Chile . All Plan Securities shall be registered with the CMF and listed on the Santiago Stock Exchange ; provided , that the New Convertible Notes will not be listed on the Santiago Stock Exchange unless otherwise required by applicable law and the New Shares and the New Convertible Notes shall be freely transferrable in Chile by Affiliates and non - Affiliates as of the Effective Date (and, in the case of the New Shares to be delivered upon the conversion of the New Convertible Notes, upon conversion of the New Convertible Notes (other than the New Shares underlying the New Convertible Notes Class B, which shall be subject to a lock - up on the terms and conditions set forth in the Restructuring Support Agreement)) . (b) LATAM Parent shall consult in good faith with the Backstop Parties regarding the Registration Rights Agreement and any other documentation contemplated by the Registration and Listing Terms, in each case in form and substance acceptable to the Requisite Backstop Creditors, with material terms thereof to be agreed in the Registration and Listing Terms . Section 6 . 12 Use of Proceeds . The Debtors will apply the proceeds from the Offerings and the Backstop Securities pursuant to the Plan . ARTICLE VII CONDITIONS TO THE OBLIGATIONS OF THE PARTIES Section 7 . 1 Conditions to the Obligation of the Backstop Parties . The obligations of each Backstop Party to consummate the transactions contemplated hereby shall be subject to (unless waived in accordance with Section 7 . 2 ) the satisfaction of the following conditions : (a) Orders . The Bankruptcy Court shall have entered the Disclosure Statement Order, the Backstop Order and the Confirmation Order (including, for the avoidance of doubt, in each case, any amendment, supplement or modification thereof), each in form and substance acceptable to the Backstop Parties, and each such Order shall be a Final Order ; such order shall be in full force and effect, and not subject to a stay . (b) Restructuring Support Agreement and Backstop Creditors Backstop Agreement . (i) The Restructuring Support Agreement shall not have been terminated and shall be in full force and effect with respect to all parties thereto and (i) no notice has been delivered alleging a default by any Debtor thereunder or purporting to give notice of termination thereof and (ii) no Debtor has taken or refrained from taking any action pursuant to an Exercise of Fiduciary Obligation nor has the board of directors or (or comparable governing body) made a determination to do so . (ii) The Backstop Creditors Backstop Agreement (including, for the avoidance of doubt, any amendments thereto), which shall be in form and substance reasonably acceptable to the Backstop Parties shall remain in full force and effect, all conditions to the obligations of the Backstop Creditors thereunder shall have been satisfied or waived in accordance with the terms thereof, and the consummation of the

51 transactions contemplated thereby, including the funding of all amounts owed by all parties thereunder, shall occur prior to or simultaneously with the Closing under this Agreement . (c) Effective Date . The Effective Date shall have occurred, or shall be deemed to have occurred concurrently with the Closing, as applicable, in accordance with the terms and conditions in the Plan and in the Confirmation Order . (d) Exit Financing . The agreements governing the Exit Financing shall be effective prior to or concurrent with the Closing, and shall be on material terms, including economic terms, acceptable (and otherwise on terms reasonably acceptable) to the Backstop Parties, and all conditions precedent to the extension of credit thereunder shall have been satisfied or waived in accordance with their respective terms and all obligations of the Debtors under the DIP Facility Documents shall have been (or shall be concurrently with the Closing) paid in full in accordance with the terms of the DIP Facility Documents and the DIP Facility shall have been (or shall be concurrently with the Closing) terminated (unless the refinancing of the DIP Facility is structured as a DIP - to - Exit” Facility) . (e) Forward Net Bookings . As of the date that is five (5) Business Days prior to the Closing Date, the Forward Net Bookings (as defined in Exhibit B ) exceed the Net Booking Threshold (as defined in Exhibit B ) (such condition, the Forward Net Booking Condition ”) . (f) Minimum Liquidity . After giving pro forma effect to the occurrence of the Effective Date and related transactions, including the entry into, and borrowings to be made (and letters of credit issued) on the Effective Date under, the Exit Financing, the Reorganized Debtors shall have minimum liquidity (consisting of unrestricted cash and cash equivalents, plus proceeds from the Offerings and the Unsubscribed Securities purchased pursuant to the Backstop Commitments net of repayment of all DIP Claims and other uses of proceeds plus amounts available to be drawn under any revolving facilities but excluding increases to liquidity resulting from (x) material asset sales or financings not contemplated by the Base Business Plan or (y) incurrence of indebtedness for borrowed money (other than the Exit Financing) on the Effective Date of no less than (i) $ 2 . 20 billion if the Effective Date takes place in June 2022 ; (ii) $ 2 . 15 billion if the Effective Date takes place in July 2022 ; (iii) $ 2 . 05 billion if the Effective Date takes place in August 2022 ; (iv) $ 1 . 95 billion if the Effective Date takes place in September 2022 ; and (v) $ 1 . 9 billion if the Effective Date takes place in October 2022 and (vi) $ 1 . 85 billion if the Effective Date takes place in November 2022 . For the purposes of this Section 7 . 1 (f) , Exit Financing shall be calculated such that (A) (I) notes or term loans do not exceed $ 2 . 25 billion plus (II) an amount not to exceed $ 500 million of additional notes or term loans incurred in lieu of the exit revolving commitments in the succeeding clause (B), (B) exit revolving commitments do not exceed $ 1 . 10 billion less any amount of additional notes or term loans incurred pursuant to the foregoing item (A)(II), and (C) the Company’s Spare Engine Facility (as defined in the Restructuring Support Agreement) does not exceed $ 273 million . (g) Offerings . The Offerings shall have been conducted in accordance with the Plan, the Disclosure Statement Order, this Agreement, New Convertible Notes Preemptive Rights Offering Procedures and ERO Procedures (as applicable) in all material respects, and the

52 ERO Preemptive Rights Offering Period, New Convertible Notes Preemptive Rights Offering Period and all other periods applicable to such Offerings shall have concluded. (h) Registration, Listing, etc . (i) (A) All Plan Securities (including, for the avoidance of doubt, the New Shares to be delivered upon conversion of the New Convertible Notes) shall have been registered with the CMF and the Plan Securities shall have been listed on the Santiago Stock Exchange ; provided , that the New Convertible Notes will not be listed on the Santiago Stock Exchange unless otherwise required by applicable Law, and the New Shares and the New Convertible Notes shall be freely transferrable in Chile by Affiliates and non - Affiliates, as of the Effective Date (and, in the case of the New Shares to be delivered upon the conversion of the New Convertible Notes, upon conversion of the New Convertible Notes (other than the New Shares underlying the New Convertible Notes Class B, which shall be subject to a lock - up on the terms and conditions set forth in the Restructuring Support Agreement)) ; provided that in the case of the New Shares to be delivered upon conversion of the New Convertible Notes, all actions shall have been taken and approvals received so that such New Shares will be freely transferable in Chile upon conversion of the New Convertible Notes (other than the New Shares underlying the New Convertible Notes Class B, which shall be subject to a lock - up on the terms and conditions set forth in the Restructuring Support Agreement) ; and (B) any other Securities Law Approvals (including by the CMF) and all other notifications, consents, authorizations and approvals required to be made or obtained from any Governmental Entity in connection with the registration of the Plan Securities with the CMF and the listing thereof with the Santiago Stock Exchange (other than the listing of the New Convertible Notes, which will not be listed on the Santiago Stock Exchange unless otherwise required by applicable Law) (and, if applicable pursuant to the Registration and Listing Terms, any other jurisdiction/exchange) have been made or obtained . (ii) All material actions required to be taken and all events required to have occurred on or prior to the Effective Date pursuant to the Registration and Listing Terms shall have been taken or occurred, including without limitation, to the extent provided in the Registration and Listing Terms, (A) the filing and/or effectiveness, as applicable, of any registration statements at such times and in such form as provided by the Registration and Listing Terms, (B) the filing and/or entry into any other documentation (if applicable) at such times and in such forms as required by the Registration and Listing Terms and (C) the listing of any Plan Securities and/or ADSs in the applicable jurisdictions provided for therein . (iii) The Registration Rights Agreement (and all documentation contemplated to be entered into by the Registration and Listing Terms prior to the Effective Date) in form and substance acceptable to the Company and the Requisite Backstop Creditors, in consultation with the Backstop Parties, shall have been executed and delivered by the Company and shall otherwise have become effective with respect to the Backstop Parties and the other parties thereto and shall be in full force and effect ; and

53 (iv) All Plan Securities shall be, upon payment of any applicable Purchase Price and the occurrence of the Effective Date, validly issued and outstanding, and free and clear of all Taxes, Liens (other than transfer restrictions imposed by applicable Law, if any), preemptive rights, rights of first refusal, subscription and similar rights . (i) Approvals . (A) All terminations or expirations of reviews, investigations or waiting periods imposed by any Governmental Entity necessary for the consummation of the transactions contemplated by this Agreement, the Plan and the Restructuring Support Agreement, including under the HSR Act and in connection with any other Antitrust Approvals, shall have occurred, all filings, notifications consents, authorizations, waivers and approvals required to be made or obtained from any Governmental Entity or third party for the consummation of such transactions shall have been made or obtained ; and (B) all consents and approvals of the board of directors, shareholders and any other governing body of the Debtors and any of their Subsidiaries that are required to implement the transactions contemplated by the Plan, Restructuring Support Agreement, this Agreement and the Backstop Creditors Backstop Agreement (including the issuance of the New Convertible Notes and ERO New Common Stock and the execution of the Bylaws Amendment) shall have been obtained . (j) Expense Reimbursement . The Debtors shall have paid all Expense Reimbursement accrued through the Closing Date pursuant to Section 3 . 1 ; and all other amounts, including the Greenhill Completion Fee and the Perella Transaction Fee, required to be paid or reimbursed by the Debtors to the Backstop Parties or their advisors as of the Effective Date shall have been so paid or reimbursed . (k) No Legal Impediment to Issuance . No Law or Order shall have been enacted, adopted or issued by any Governmental Entity that prohibits the implementation of the Plan or the transactions contemplated by this Agreement . (l) Material Adverse Effect . (i) From and after the date of this Agreement, there shall not have occurred, and there shall not exist, any event, change, effect, occurrence, development, circumstance or change of fact occurring or existing that constitutes a Material Adverse Effect and (ii) the Backstop Parties shall have received on and as of the Closing Date a certificate of the Chief Executive Officer or Chief Financial Officer of the Company confirming the same . (m) Plan . (i) The Company and all of the other Debtors shall have complied in all material respects with the terms of the Plan (as amended, supplemented or otherwise modified from time to time in a manner acceptable to the Backstop Parties) that are to be performed by the Company or the other Debtors on or prior to the Effective Date, all actions, documents, certificates and agreements necessary to implement the Plan and the other transactions contemplated by the Restructuring Support Agreement shall have been effected or executed and delivered to the required parties, and to the extent required, filed with the applicable Governmental Entities in accordance with applicable Law and the conditions to the occurrence of the Effective Date set forth in the Plan shall have been satisfied or waived in accordance with the terms of the Plan, (ii) the Plan shall have been granted, to the extent that the Debtors in their sole discretion seek enforcement of the Plan in Chile or Colombia, enforcement or its equivalent

54 status in Chile or Colombia ; provided that if the Debtors seek such enforcement or equivalent status, any failure or delay in obtaining such enforcement or equivalent status shall not be a condition precedent to the extent the then - remaining Restructuring Transactions may be consummated in Chile and Colombia by the Effective Date, and (iii) the Plan shall have been granted approval in the joint provision liquidator proceeding pending in the Cayman Islands . (n) Reorganized LATAM Parent Corporate Documents . The Reorganized LATAM Parent Corporate Documents, in form and substance reasonably acceptable (or, in the case of the Bylaws Amendment, acceptable) to the Company and the Backstop Parties shall have been duly approved and adopted and/or entered into, as applicable, and shall be in full force and effect . (o) Representations and Warranties . (i) The representations and warranties of the Debtors contained in Sections 4 . 1 , 4 . 2 , 4 . 3 , 4 . 4 , 4 . 5 , 4 . 7 and 4 . 8 shall be true and correct in all material respects (disregarding all materiality or Material Adverse Effect qualifiers and disregarding all qualifications regarding the need for approval of the board of directors or other applicable governing body of the Company or any of its Subsidiaries) at and as of the date hereof and the Closing Date with the same effect as if made on and as of the Closing Date (except for such representations and warranties made as of a specified date, which shall be true and correct as of the specified date) . (ii) The other representations and warranties of the Debtors contained in this Agreement shall be true and correct (disregarding all materiality or Material Adverse Effect qualifiers at and as of the date hereof and the Closing Date with the same effect as if made on and as of the Closing Date (except for such representations and warranties made as of a specified date, which shall be true and correct as of the specified date), except where the failure to be so true and correct does not, and would not reasonably be expected to, constitute, individually or in the aggregate, a Material Adverse Effect . (p) Covenants . The Debtors shall have performed and complied, in all material respects, with all of their respective covenants and agreements contained in this Agreement (disregarding all materiality or Material Adverse Effect qualifiers) that contemplate, by their terms, performance or compliance prior to or at the Closing Date . (q) Officer’s Certificate . The Backstop Parties shall have received on and as of the Closing Date a certificate of the Chief Executive Officer or Chief Financial Officer of the Company confirming on behalf of the Company in their capacity as an officer of the Company and not in their individual capacity that (i) the conditions set forth in Sections 7 . 1 (l) , (o) , and (p) have been satisfied, (ii) the conditions set forth in Sections 7 . 1 (e) and (f) have been satisfied, and (iii) based on available information as of such date the Company believes that (x) cumulative non - fleet maintenance capex for the remainder of calendar year 2022 and calendar year 2023 is not expected to exceed by more than 20 % the amounts set forth in the Base Business Plan for such period and (y) cumulative EBIT for the remainder of calendar year 2022 and calendar year

55 2023 is not expected to be materially less than the cumulative EBIT included in the Base Business Plan for such periods. (r) Funding Notice . The Backstop Parties shall have received the Offering Notice and the Funding Notice . (s) Restructuring Documents . To the extent not required above, the Restructuring Documents (including any amendment, supplement or modification thereof) are consistent in all material respects with the terms and consent rights set forth in the Restructuring Support Agreement, this Agreement and the Plan, and shall have been approved, adopted and/or executed (as applicable, or in the case of a court order, issued by the court) and delivered to the Backstop Parties in accordance with Section 6 . 1 hereof . (t) Pending Proceedings . Other than the Chapter 11 Cases and any adversary proceedings or contested motions commenced in connection therewith, there are no legal, governmental or regulatory investigations, actions, suits, or proceedings not disclosed in the financial statements of the Company filed with the SEC prior to the date of this Agreement that are pending or, to the knowledge of the Company, threatened, in each case, to which any of the Debtors or any of their Subsidiaries is a party or to which any property of any of the Debtors or any of their Subsidiaries is subject that (i) are reasonably likely to be determined adversely to the Company and, (ii) if so adversely determined, would reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect . (u) Variant of Concern . Neither the World Health Organization or the U . S . Centers for Disease Control shall have designated or characterized any variant of SARS - CoV - 2 (i . e . , the virus that causes COVID - 19 ) as a variant of concern” (VOC) or variant of high consequence” (VOHC) (or such other designations as may be used by them with similar effect after the date hereof) within such period that begins forty - five (45) days prior to and through a proposed Closing Date ; provided if the condition set forth in this Section 7 . 1 (u) is not satisfied as of a proposed Closing Date, such Closing Date shall be suspended for a period of forty - five (45) days (which period may be waived or shortened by the Backstop Parties) (the COVID Suspension Period ”) in which case, if the Outside Date occurs during the COVID Suspension Period, the Outside Date (and, if applicable, the End Date) shall be extended until the earlier of the end of the COVID Suspension Period or November 30 , 2022 without any requirement for payment of an extension fee by the Company . If, as of the conclusion of the COVID Suspension Period, the conditions set forth in Article VII hereof (including Section 7 . 1 (e) ) are met (and this Agreement has not otherwise been terminated in accordance with its terms), then the suspension of the Closing Date shall terminate and the Closing Date shall occur . (v) At least four (4) days prior to the Closing Date, the Company shall have provided Greenhill with all information necessary for Greenhill to confirm (x) that the conditions set forth in Section 7 . 1 (e) and (f) will be satisfied as of the Closing Date, (y) whether any of the Termination Events set forth in Sections 9 . 1 (c)(xiv) or 9 . 1 (c)(xv) shall have occurred as of the end of the calendar month preceding such proposed Closing Date and (z) the basis for the Officer’s certificate to be delivered pursuant to Section 7 . 1 (q)(ii) - (iii) .

56 Section 7 . 2 Waiver of Conditions to Obligation of Backstop Parties . All or any of the conditions set forth in Section 7 . 1 may only be waived in whole or in part with respect to all Backstop Parties by a written instrument executed by each of the Backstop Parties in their sole discretion . Section 7 . 3 Conditions to the Obligation of the Company . The obligation of the Company and the other Debtors to consummate the transactions contemplated hereby with any Backstop Party is subject to (unless waived by the Company) the satisfaction of each of the following conditions : (a) Effective Date . The Effective Date shall have occurred, or shall be deemed to have occurred concurrently with the Closing, as applicable, in accordance with the terms and conditions in the Plan and in the Confirmation Order . (b) Disclosure Statement Order . The Bankruptcy Court shall have entered the Disclosure Statement Order, and such Order shall be a Final Order and not subject to a stay . (c) Backstop Order . The Bankruptcy Court shall have entered the Backstop Order, and such Order shall be a Final Order and not subject to a stay . (d) Confirmation Order . The Bankruptcy Court shall have entered the Confirmation Order, and such Order shall be a Final Order and not subject to a stay . (e) Conditions to the Plan . The conditions to the occurrence of the Effective Date as set forth in the Plan and in the Confirmation Order shall have been satisfied or waived in accordance with the terms thereof and the Plan . (f) Government Approvals . All terminations or expirations of waiting periods imposed by any Governmental Entity necessary for the consummation of the transactions contemplated by this Agreement, including under the HSR Act and under other Antitrust Laws, shall have occurred, and all other Government Approvals required to be made or obtained from any Governmental Entity (including the approval of the Offerings by the CMF) or under any other Antitrust Law shall have been made or obtained for the transactions contemplated by this Agreement . (g) No Legal Impediment to Issuance . No Law or Order shall have been enacted, adopted or issued by any Governmental Entity that prohibits the implementation of the Plan or the transactions contemplated by the Restructuring Support Agreement or this Agreement . (h) Representations and Warranties . The representations and warranties of each Backstop Party contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date with the same effect as if made on and as of the Closing Date (except for such representations and warranties made as of a specified date, which shall be true and correct only as of the specified date), except where the failure to be so true and correct would not, individually or in the aggregate, prevent or materially impede the Backstop Parties from consummating the transactions contemplated by this Agreement .

57 (i) Covenants . The Backstop Parties shall have performed and complied, in all material respects, with all of their covenants and agreements contained in this Agreement and in any other document delivered pursuant to this Agreement, except where the failure to have so performed and complied would not, individually or in the aggregate, prevent or materially impede the Backstop Parties from consummating the transactions contemplated by this Agreement . (j) Board and Shareholder Approvals . All required consents of the Board and/or the shareholders of the Company (including consents required for amending the Bylaws), any other applicable governing body of any of the subsidiaries of the Company, including any of the Debtors, and applicable shareholders to effectuate the terms of this Agreement and the Plan have been obtained . ARTICLE VIII INDEMNIFICATION AND CONTRIBUTION Section 8 . 1 Indemnification Obligations . The Company and the other Debtors (the Indemnifying Parties ” and each an Indemnifying Party ”) shall, jointly and severally, indemnify and hold harmless each Backstop Party, its Affiliates, shareholders, members, partners and other equity holders, general partners, managers, directors and its and their respective Representatives, agents and controlling persons (each, an Indemnified Person ”) from and against any and all losses, claims, damages, liabilities and costs and expenses (including Taxes imposed by any Chilean Governmental Entity but excluding (i) Excluded Taxes and (ii) Taxes imposed by any non - Chilean Governmental Entity) arising out of a claim asserted by a third party, any Debtor or any other Person (collectively, Losses ”), that any such Indemnified Person may incur or to which any such Indemnified Person may become subject arising out of or in connection with this Agreement, the Plan and the transactions contemplated hereby and thereby, including the Backstop Commitment, the Offerings, the payment of the Expense Reimbursement or the use of the proceeds of the Offerings or the Backstop Commitments, or any breach by the Debtors of this Agreement, (including the use of proceeds thereof) or any claim, challenge, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any Indemnified Person is a party thereto, and reimburse each Indemnified Person upon demand for reasonable and documented (subject to redaction to preserve attorney client and work product privileges) legal or other third - party expenses incurred in connection with investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, any lawsuit, investigation, claim or other proceeding relating to any of the foregoing (including in connection with the enforcement of the indemnification obligations set forth herein), irrespective of whether or not the transactions contemplated by this Agreement or the Plan are consummated or whether or not this Agreement is terminated ; provided that the foregoing indemnity will not, as to any Indemnified Person, apply to Losses (a) as to a Defaulting Backstop Party and its Related Parties to the extent caused by a Backstop Party Default by such Backstop Party or (b) to the extent they are found by a final, non - appealable judgment of a court of competent jurisdiction to arise from the bad faith, willful misconduct or gross negligence of such Indemnified Person . The Indemnifying Parties shall indemnify such Losses on an after Tax basis (taking into account any deductions, credits or other Tax benefits related to the relevant Loss) .

58 Section 8 . 2 Indemnification Procedure . Promptly after receipt by an Indemnified Person of notice of the commencement of any claim, challenge, litigation, investigation or proceeding (an Indemnified Claim ”), such Indemnified Person will, if a claim is to be made hereunder against the Indemnifying Party in respect thereof, notify the Indemnifying Party in writing of the commencement thereof ; provided that (a) the omission to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability that it may have hereunder except to the extent it has been materially prejudiced by such failure and (b) the omission to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability that it may have to such Indemnified Person otherwise than on account of this Article VIII . In case any such Indemnified Claims are brought against any Indemnified Person and it notifies the Indemnifying Party of the commencement thereof, the Indemnifying Party will be entitled to participate therein, and, to the extent that it may elect by written notice delivered to such Indemnified Person, to assume the defense thereof, with counsel reasonably acceptable to such Indemnified Person ; provided that if the parties (including any impleaded parties) to any such Indemnified Claims include both such Indemnified Person and the Indemnifying Party and based on advice of such Indemnified Person’s counsel there are legal defenses available to such Indemnified Person that are different from or additional to those available to the Indemnifying Party, such Indemnified Person shall have the right to select separate counsel, at the expense of the Indemnifying Party to the extent provided in the following sentence, to assert such legal defenses and to otherwise participate in the defense of such Indemnified Claims . Upon receipt of notice from the Indemnifying Party to such Indemnified Person of its election to so assume the defense of such Indemnified Claims with counsel reasonably acceptable to the Indemnified Person, the Indemnifying Party shall not be liable to such Indemnified Person for expenses incurred by such Indemnified Person in connection with the defense thereof (other than reasonable costs of investigation) unless (i) such Indemnified Person shall have employed separate counsel (in addition to any local counsel) in connection with the assertion of legal defenses in accordance with the proviso to the immediately preceding sentence (it being understood, however, that the Indemnifying Party shall not be liable for the expenses of more than one separate counsel representing the Indemnified Persons who are parties to such Indemnified Claims (in addition to one local counsel in each jurisdiction in which local counsel is required) and that all such expenses shall be reimbursed as they occur), (ii) the Indemnifying Party shall not have employed counsel reasonably acceptable to such Indemnified Person to represent such Indemnified Person within a reasonable time after the Indemnifying Party has received notice of commencement of the Indemnified Claims from, or delivered on behalf of, the Indemnified Person, (iii) after the Indemnifying Party assumes the defense of the Indemnified Claims, the Indemnified Person determines in good faith that the Indemnifying Party has failed or is failing to diligently defend such claim and provides written notice of such determination and the basis for such determination and such failure is not reasonably cured within ten (10) Business Days of receipt of such notice, or (iv) the Indemnifying Party shall have authorized in writing the employment of counsel for such Indemnified Person . Notwithstanding the foregoing, if (x) an Indemnified Claim seeks relief other than the payment of monetary damages and (y) the subject matter of an Indemnified Claim relates to the operation of the ongoing business of the Indemnified Party, which Indemnified Claim, if decided against the Indemnified Party, would be reasonably expected to adversely affect in a material respect the ongoing business of the Indemnified Party, then, in each such case, the Indemnified Party alone shall be entitled to contest, defend and settle such Indemnified Claim in the first instance (at the cost and expense of

59 the Indemnifying Party) and, if the Indemnified Party does not contest, defend or settle such Indemnified Claim, the Indemnifying Party shall then have the right to contest and defend (but not settle) such Indemnified Claim . Notwithstanding anything in this Article VIII to the contrary, the Company and its Subsidiaries shall have sole control over any Tax controversy or Tax audit and shall be permitted to settle any liability for Taxes of the Company and its Subsidiaries to the extent they are responsible for the relevant Taxes pursuant to this Article VIII . Section 8 . 3 Settlement of Indemnified Claims . In connection with any Indemnified Claim, the Indemnifying Party shall not be liable for any settlement of any Indemnified Claims effected without its written consent (which consent shall not be unreasonably withheld, conditioned, or delayed) . If any settlement of any Indemnified Claims is consummated with the written consent of the Indemnifying Party or if there is a final judgment for the plaintiff in any such Indemnified Claims, the Indemnifying Party agrees to indemnify and hold harmless each Indemnified Person from and against any and all Losses by reason of such settlement or judgment to the extent such Losses are otherwise subject to indemnification by the Indemnifying Party hereunder in accordance with, and subject to the limitations of, the provisions of this Article VIII . The Indemnifying Party shall not, without the prior written consent of an Indemnified Person (which consent shall be granted, withheld, conditioned or delayed in the Indemnified Person’s sole discretion), effect any settlement of any pending or threatened Indemnified Claims in respect of which indemnity or contribution has been sought hereunder by such Indemnified Person unless (a) such settlement includes an unconditional release of such Indemnified Person in form and substance reasonably acceptable to such Indemnified Person from all liability on the claims that are the subject matter of such Indemnified Claims ; (b) such settlement is limited to monetary damages ; (c) such settlement would not subject the Indemnified Person to the imposition of injunctive or equitable relief, or any restriction or obligation with respect to the operation of its business, or otherwise adversely impact in a material respect the ongoing business of the Indemnified Person ; and (d) such settlement does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person . Section 8 . 4 Contribution . If for any reason the foregoing indemnification is unavailable to any Indemnified Person or insufficient to hold it harmless from Losses that are subject to indemnification pursuant to Section 8 . 1 , then the Indemnifying Party shall contribute to the amount paid or payable by such Indemnified Person as a result of such Loss in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnifying Party, on the one hand, and such Indemnified Person, on the other hand, but also the relative fault of the Indemnifying Party, on the one hand, and such Indemnified Person, on the other hand, as well as any relevant equitable considerations . It is hereby agreed that the relative benefits to the Indemnifying Party, on the one hand, and all Indemnified Persons, on the other hand, shall be deemed to be in the same proportion as (a) the total value received or proposed to be received by the Company pursuant to the issuance and sale of the Plan Securities in the Offerings or other transactions contemplated by this Agreement and the Plan bears to (b) the Expense Reimbursement paid or proposed to be paid to the Backstop Parties . The Indemnifying Parties also agree that no Indemnified Person shall have any liability based on their comparative or contributory negligence or otherwise to the Indemnifying Parties, any Person asserting claims on behalf of or in right of any of the Indemnifying Parties, or any other Person in connection with an Indemnified Claim .

60 Section 8 . 5 Treatment of Indemnification Payments . All amounts paid by the Indemnifying Party to an Indemnified Person under this Article VIII shall, to the extent permitted by applicable Law, be treated as adjustments to the Purchase Price for all Tax purposes . The obligations of the Debtors under this Article VIII shall constitute allowed administrative expenses of the Debtors’ estates under sections 503 (b) and 507 of the Bankruptcy Code (which, for the avoidance of doubt, shall be pari passu with all other administrative expenses of the Debtors’ estate other than the DIP Claims, which shall be senior to such obligations) and are payable without further Order of the Bankruptcy Court, and the Debtors may comply with the requirements of this Article VIII without further Order of the Bankruptcy Court . The Backstop Parties and their respective professionals shall not be required to file applications or proofs of claim, or otherwise seek approval of the Bankruptcy Court, as a condition to payment of such amounts . The provisions of this Article VIII are an integral part of the transactions contemplated by this Agreement and without these provisions the Backstop Parties would not have entered into this Agreement . Section 8 . 6 Survival . All representations, warranties, covenants and agreements made in this Agreement shall not survive the Closing Date except (i) for covenants and agreements that by their terms are to be satisfied after the Closing Date, which covenants and agreements shall survive until satisfied in accordance with their terms and (ii) as otherwise set forth in Section 9 . 2 (a) . ARTICLE IX TE RM I NA TION Section 9.1 Termination Rights . This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date: (a) by mutual written consent of the Company and the Backstop Parties. (b) by the Company (upon written notice to the Backstop Parties) or by any Backstop Party (upon written notice to the Company) if: (i) the Closing Date has not occurred by the Outside Date ; provided , however , that upon the occurrence of a Backstop Party Default, the Outside Date shall be extended in accordance with Section 2 . 3 ; provided further that no Party hereto shall have the right to terminate this Agreement pursuant to this Section 9 . 1 (b)(i) if the failure of the Closing to occur on or before the Outside Date was primarily caused by such Party then being in Willful or Intentional Breach of this Agreement ; or (ii) any law or final and non - appealable Order shall have been enacted, adopted or issued by any Governmental Entity that prohibits or renders illegal the implementation of the Plan or this Agreement .

61 (c) by the Requisite Backstop Parties, upon written notice to the Company, if any of the following occurs: (i) (A) the Debtors have not filed a motion (in form and substance acceptable to the Backstop Parties) seeking entry of the Backstop Order within three (3) Business Days of the execution of this Agreement or (B) the Backstop Order has not been entered within sixty (60) days of the filing of the motion described in clause (A) ; (ii) (A) the Debtors withdraw the Approved Plan (as defined in the Restructuring Support Agreement) or the Debtors publicly announce their intention (x) to withdraw the Approved Plan other than as contemplated by the Approved Plan or the Restructuring Support Agreement, or (y) to pursue an Alternative Transaction ; (B) the Debtors’ proposal of or support for any Alternative Transaction ; (C) the Debtors’ exercise of their rights under Section 6 . 7 (b) of this Agreement (whether or not the Debtors have formally terminated this Agreement) ; (D) the Debtors file any pleading or document with the Bankruptcy Court seeking approval or authorization of or enter into an Alternative Transaction, including any Superior Transaction, (E) the Bankruptcy Court approves or authorizes an Alternative Transaction at the request of any party in interest, or (F) LATAM Parent or another Debtor publicly announces its intention not to support the Restructuring Transactions or this Agreement or the transactions contemplated hereby or thereby or withdraws the Plan ; (iii) the Company or the other Debtors are in material breach of any representation, warranty, covenant or other agreement made by the Company or the other Debtors in this Agreement in a manner that cause the conditions set forth in Section 7 . 1 (o) ( Representations and Warranties ) or Section 7 . 1 (p) ( Covenants ) not to be satisfied, and such breach or inaccuracy is (if curable) not cured by the Company or the other Debtors by the earlier of (A) the tenth ( 10 th) Business Day after delivery of notice thereof to the Company by any Backstop Party or (B) one (1) calendar day prior to the Effective Date ; provided that the Requisite Backstop Parties shall not have the right to terminate this Agreement pursuant to this Section 9 . 1 (c)(iii) if one or more Backstop Parties making up the Requisite Backstop Parties are then in breach of any representation, warranty, covenant or other agreement hereunder that would result in the failure of any condition set forth in Section 7 . 3 (h) or (i) being satisfied ; (iv) the entry by the Bankruptcy Court of an order approving a disclosure statement for a plan of reorganization for the Debtors other than the Plan ; (v) the enactment of a law or issuance by any Governmental Entity of any ruling, Order or any other document or official record that (A) denies or reverses approval of any material term or condition of the Plan, the Restructuring Documents or the Restructuring, (B) enjoins the substantial consummation of any material portion of the Restructuring (including the registration of the Plan Securities by the CMF), (C) makes illegal or otherwise restricts, prevents, or prohibits any material portion of the Restructuring or (D) otherwise substantially impedes or renders impossible or impracticable the substantial consummation of any material portion of the Restructuring ; provided , however , that the Debtors shall have twenty (20) Business Days following the

Restructuring Document or a pleading with the Bankruptcy Court seeking authority to, or 62 issuance of any such ruling or order to obtain relief that would allow consummation of the Restructuring in a manner that does not (i) prevent or diminish compliance with the terms of this Agreement, the Restructuring Support Agreement and the other Restructuring Documents or (ii) result in the modification of any of the Restructuring Documents in any way, without the consent of the Backstop Parties as contemplated by Section 6 . 1 ; (vi) (A) the entry of an Order, or (B) the filing of a motion or application by any Debtor seeking an Order (without the prior written consent of the Requisite Backstop Parties), in the case of clause (A) or clause (B), providing for (I) the appointment in any of the Chapter 11 Cases of a liquidator, trustee, custodian, receiver or similar person or entity (excluding the appointment of the joint provisional liquidators in the JPL Proceedings), (II) the appointment in any of the Chapter 11 Cases of an examiner with expanded powers beyond those set forth in Sections 1106 (a)(3) and (4) of the Bankruptcy Code, (III) the conversion of one or more of the Chapter 11 Cases to cases under chapter 7 of the Bankruptcy Code, (IV) the dismissal of one or more of the Chapter 11 Cases by Order of the Bankruptcy Court, or (V) the rejection of this Agreement ; (vii) the acceleration of amounts outstanding under the DIP Facility or permanent termination of the commitments thereunder (other than in connection with a refinancing of the DIP Facility) in accordance with its terms and such acceleration or termination (as applicable) has not been rescinded within three (3) Business Days of such acceleration or termination ; (viii) (A) the Restructuring Support Agreement has been terminated in accordance with its terms (other than due to the occurrence of the Effective Date) or (B) the Backstop Creditors Backstop Agreement has been terminated in accordance with its terms ; (ix) an Order is entered by the Bankruptcy Court granting relief from the automatic stay imposed by section 362 of the Bankruptcy Code authorizing any party to proceed against any material asset of LATAM Parent or any Debtor that would reasonably be expected to materially and adversely affect any Debtor’s operational or financial performance ; (x) the occurrence of a Material Adverse Effect and such Material Adverse Effect is, if capable of being remedied or cured, not remedied or cured within sixty (60) days of the occurrence thereof ; (xi) any Debtor files with the Bankruptcy Court any motion or application seeking authority to use, sell, abandon or otherwise dispose of all or a material portion of the assets of the Company and its Subsidiaries, taken as a whole, except to the extent contemplated by the Base Business Plan, without the prior written consent of the Backstop Parties ; (xii) any Debtor (A) amending, modifying, filing or finalizing a written notice of such breach or inaccuracy to each of the Backstop Parties, (y) such 63 with the effect of, amending or modifying the Restructuring Documents, in a manner that is inconsistent with this Agreement or the Restructuring Support Agreement and the exhibits hereto, or which is otherwise in a form or substance not acceptable, or reasonably acceptable, as applicable, to the Backstop Parties, or (B) publicly announcing, disclosing, or otherwise publicizing its intention to take any such acts, whether independently or in conjunction with another party and, in the case of (A) or (B), such amendments, modifications, filings or announcements are not withdrawn or otherwise cured by the Company or the other Debtors by the fifth ( 5 th ) Business Day after the Backstop Parties transmit a written notice objecting to such amendment, modification, filing, or announcement ; (xiii) (A) the Bankruptcy Court enters an Order denying confirmation of the Plan or denying entry of the Backstop Order or Disclosure Statement Order, (B) the Plan, Backstop Order, Disclosure Statement Order or the Confirmation Order is (x) reversed, stayed, dismissed, vacated or reconsidered, (y) modified, or amended in any material respect without the consent of the Requisite Backstop Parties in a manner adverse to the interests of such parties, or (C) a motion for reconsideration, reargument, or rehearing with respect to any such Order has been filed and the Debtors have failed to timely object to such motion ; (xiv) cumulative Revenue as of the conclusion of any calendar month, commencing with January 2022 , as defined or otherwise used in the Base Business Plan, and determined on a consistent basis therewith, calculated for the three most recently concluded calendar months is lower by more than 20 % than the cumulative Revenue for such period as shown in the Base Business Plan ; (xv) as of the end of any month after the date hereof, liquidity of the Debtors (consisting of unrestricted cash and cash equivalents, plus amounts available to be drawn under the DIP Facility and any revolving credit facilities (but excluding increases to liquidity resulting from (x) material asset sales or financings not contemplated by the Base Business Plan or (y) incurrence of indebtedness for borrowed money other than as permitted by this Agreement) is lower than for January 2022 , $ 1 . 75 billion ; for February 2022 , $ 1 . 65 billion ; for March 2022 , $ 1 . 55 billion ; for April 2022 , $ 1 . 25 billion ; for May 2022 , $ 1 . 20 billion ; for June 2022 , $ 1 . 15 billion ; for July 2022 , $ 1 . 15 billion ; for August 2022 , $ 1 . 00 billion ; and for September 2022 and each month thereafter ; $ 950 million ; or (d) by the Company upon written notice to each Backstop Party if: (i) subject to the right of the Backstop Parties to arrange a Backstop Party Replacement in accordance with Section 2 . 3 (a) , one or more Backstop Parties have breached any representation, warranty, covenant or other agreement made by the Backstop Parties in this Agreement or any such representation and warranty shall have become inaccurate after the date of this Agreement, in each case in any material respect, and such breach or inaccuracy would, individually or in the aggregate, cause a condition set forth in Section 7 . 3 (h) or (i) not to be satisfied, (x) the Company shall have delivered

64 breach or inaccuracy is not cured by the applicable Backstop Parties by the tenth ( 10 th) Business Day after the Company transmits a written notice in accordance with Section 1. detailing any such breach and (z) as a result of such failure to cure, any conditions set forth in Section 7 . 3 (h) or (i) is not capable of being satisfied ; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 9 . 1 (d)(i) if it is then in breach of any representation, warranty, covenant or other agreement hereunder that would result in the failure of any condition set forth in Section 7 . 1 (l) , (o) and (p) being satisfied ; (ii) the Company terminates this Agreement pursuant to an Exercise of Fiduciary Obligations in accordance with Section 6 . 7 (b) following receipt of an Alternative Transaction Proposal ; provided that the Company may only terminate this Agreement pursuant to this Section 9 . 1 (d)(ii) if the Debtors have not breached any of their obligations under Section 6 . 7 hereof ; or (iii) the issuance by any Governmental Entity, including any regulatory authority or court of competent jurisdiction, of any final, non - appealable ruling or Order that enjoins, makes illegal or otherwise restricts or prohibits the consummation of the Restructuring Transactions . Section 9.2 Effect of Termination . (a) Within three (3) days following the delivery of a termination notice pursuant to Article IX , the Debtors, the Backstop Party and/or the Requisite Backstop Parties, as applicable, delivering such termination notice may waive, in writing, the occurrence of the termination event identified in the termination notice ; provided , however , that the termination event provided for in Section 9 . 1 (b)(i) may not be waived beyond the End Date with respect to a Backstop Party that does not provide such waiver . Absent such waiver, this Agreement shall be terminated on the fourth ( 4 th) day following delivery of the termination notice pursuant to Section 9 . 1 . Upon termination pursuant to this Article IX , this Agreement shall forthwith become void and there shall be no further obligations or liabilities on the part of the Debtors or the Backstop Parties ; provided that (i) the obligations of the Debtors to pay the Expense Reimbursement pursuant to Article III for fees and expenses through the date of such termination and to satisfy their indemnification obligations pursuant to Article VIII shall survive the termination of this Agreement, except that, in the event of a termination of this Agreement as a result of Section 9 . 1 (d)(i) or in the event of any actual or intentional fraud or Willful or Intentional Breach of this Agreement by any Backstop Party, the Backstop Party or Parties responsible for such breach or fraud shall not be entitled to any of the Expense Reimbursement or indemnification provided, or to be provided, under or in connection with this Agreement and to the extent such Backstop Party or Parties has or have received any Expense Reimbursement in accordance with this Agreement, such amounts shall be promptly returned to the Company ; provided , that for avoidance of doubt, any non - breaching Backstop Party shall not be affected by the foregoing, (ii) the provisions set forth in Article VIII and Article X shall survive the termination of this Agreement in accordance with their terms, and (iii) the provisions described in Section 8 . 6 shall survive the termination of this Agreement to the extent set forth therein and (iv) subject to Section 10 . 10 , nothing in this Section 9 . 2 shall relieve any Party from liability arising from any Willful or Intentional Breach of this Agreement prior to the termination thereof .

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via electronic facsimile (with confirmation) or electronic mail (upon transmission), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the Parties at the following addresses (or at such other address for a Party as will be specified by like notice):

(a) If to the Company or any other Debtor:

LATAM Airlines Group S.A.
Edificio Huidobro
Av. Presidente Riesco 5711, Piso 20
Las Condes, Santiago, Chile
Attention: Corporate Finance Director
E-mail address: andres.delvalle@latam.com
Telephone + 56 2 565 3952
Facsimile + 56 2 565 3950

with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
Attention: Richard J. Cooper
Lisa Schweitzer
Adam Brenneman
E-mail: rcooper@cgsh.com
lschweitzer@cgsh.com
abrenneman@cgsh.com
Telephone + 1 (212) 225-2276 / + 1 (212) 225-2629 /+ 1 (212) 225-704
Facsimile: +1 (212) 225-3999

(b) if to Delta, to the address set forth on Delta's signature page, with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Attention: Marshall Huebner, Esq., Adam L. Shpeen, Esq. and Gene Goldmintz, Esq.
Facsimile: +1 (212) 701-5169
E-mail: marshall.huebner@davispolk.com;

65

66 adam.shpeen@davispolk.com ; gene.goldmintz@davispolk.com (c) if to Qatar, to the address set forth on Qatar’s signature page, with a copy (which shall not constitute notice) to: Alston & Bird LLP 90 Park Avenue New York, NY 10016 Gerard S. Catalanello, Esq. and James J. Vincequerra, Esq. +1 (212) 210 - 9444 Attention : F ac simil e : E - mail : gerard.catalanello@alston.com ; james.vincequerra@alston.com (d) if to CVA, to the address set forth on CVA’s signature page, with a copy (which shall not constitute notice) to: Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 Attention : F ac simil e : E - mail : Richard G. Mason, Esq. and Angela K. Herring, Esq +1 (212) 403 - 2000 rgmason@wlrk.com ; akherring@wlrk.com (e) if to any other Backstop Party, to the address set forth on such other Backstop Party’s joinder signature page or such transferee’s joinder signature page . Section 10 . 2 Assignment ; Third Party Beneficiaries . Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any Party (whether by operation of Law or otherwise) without the prior written consent of the Company and the Backstop Parties, other than an assignment by a Backstop Party expressly permitted by Section 2 . 6 or Section 10 . 7 , and any purported assignment in violation of this Section 10 . 2 shall be void ab initio . Except as provided in Article VIII with respect to the Indemnified Persons, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any Person other than the Parties any rights or remedies under this Agreement . Section 10.3 Prior Negotiations; Entire Agreement . (a) This Agreement (including the Exhibits and Schedules hereto and the documents and instruments referred to in this Agreement) constitutes the entire agreement of the Parties and supersedes all prior agreements, arrangements or understandings, whether written or oral, among the Parties with respect to the subject matter of this Agreement, except that the Parties hereto acknowledge that any confidentiality agreements heretofore executed among the Parties and the Restructuring Support Agreement will continue in full force and effect in accordance with their terms .

67 (b) Notwithstanding anything to the contrary in the Plan (including any amendments, supplements or modifications thereto) or the Confirmation Order (and any amendments, supplements or modifications thereto) or an affirmative vote to accept the Plan submitted by any Backstop Party, nothing contained in the Plan (including any amendments, supplements or modifications thereto) or Confirmation Order (including any amendments, supplements or modifications thereto) shall alter, amend or modify the rights of the Backstop Parties under this Agreement unless such alteration, amendment or modification has been made in accordance with Section 10 . 7 . Section 10 . 4 Governing Law ; Venue . THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK AND, TO THE EXTENT APPLICABLE, THE BANKRUPTCY CODE . THE PARTIES CONSENT AND AGREE THAT ANY ACTION TO ENFORCE THIS AGREEMENT OR ANY DISPUTE, WHETHER SUCH DISPUTES ARISE IN LAW OR EQUITY, ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE AGREEMENTS, INSTRUMENTS AND DOCUMENTS CONTEMPLATED HEREBY SHALL BE BROUGHT EXCLUSIVELY IN THE BANKRUPTCY COURT . THE PARTIES CONSENT TO AND AGREE TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE BANKRUPTCY COURT . EACH OF THE PARTIES HEREBY WAIVES AND AGREES NOT TO ASSERT IN ANY SUCH DISPUTE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (I) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF THE BANKRUPTCY COURT, (II) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY THE BANKRUPTCY COURT OR (III) ANY LITIGATION OR OTHER PROCEEDING COMMENCED IN THE BANKRUPTCY COURT IS BROUGHT IN AN INCONVENIENT FORUM . THE PARTIES HEREBY AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING TO AN ADDRESS PROVIDED IN WRITING BY THE RECIPIENT OF SUCH MAILING, OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW, SHALL BE VALID AND SUFFICIENT SERVICE THEREOF AND HEREBY WAIVE ANY OBJECTIONS TO SERVICE ACCOMPLISHED IN THE MANNER HEREIN PROVIDED . Section 10 . 5 Waiver of Jury Trial . EACH PARTY HEREBY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY JURISDICTION IN ANY ACTION, SUIT, OR PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE AMONG THE PARTIES UNDER THIS AGREEMENT, WHETHER IN CONTRACT, TORT OR OTHERWISE . Section 10 . 6 Counterparts . This Agreement may be executed in any number of counterparts, all of which will be considered one and the same agreement and will become effective when such counterparts have been signed by each of the Parties and delivered to each other Party (including via facsimile or other electronic transmission), it being understood that each Party need not sign the same counterpart . Section 10.7 Waivers and Amendments; Rights Cumulative . (a) This Agreement may be amended, restated, modified, or changed only by a written instrument signed by the Debtors and the Backstop Parties . The terms and conditions of performance of the terms and provisions hereof, in addition to any other remedy to which they 68 this Agreement (other than the conditions set forth in Sections 7 . 1 and 7 . 3 , the waiver of which shall be governed solely by Article VII ) may be waived (x) by the Debtors only by a written instrument executed by the Company and (y) by the Backstop Parties only by a written instrument executed by the Backstop Parties . Notwithstanding the foregoing or anything to the contrary herein, this Agreement may be amended by the Company with the written consent of the Backstop Parties to correct any ambiguity, inconsistency or error . (b) Notwithstanding anything to the contrary contained in this Agreement, prior to the second ( 2 nd ) Business Day prior to the Escrow Funding Date, the Backstop Parties may agree, among themselves, to reallocate their Backstop Commitment Percentages, without any consent or approval of any other Party ; provided , however , (i) for the avoidance of doubt, any such agreement among the Backstop Parties shall require the consent or approval of all Backstop Parties affected by such reallocation, (ii) no Backstop Party will be relieved of its obligations hereunder immediately prior to such reallocation (including with respect to its Backstop Commitment) in connection with any such reallocation and (iii) (A) the Backstop Parties shall provide written notice to the Company of any such adjustment reasonably promptly after any such agreement is reached and in any event, within two (2) Business Days of any such agreement (and in any event at least two (2) Business Days prior to the Escrow Funding Date), (B) the Company shall reasonably promptly, and in any event, within five (5) Business Days of receipt of such notice, amend without further consent from any Party, Schedule 1 attached hereto to reflect the reallocated Backstop Commitment Percentages, (C) the Company shall be able to rely on any such written notice and shall not be held liable or deemed in breach of this Agreement in any way for amending Schedule 1 in accordance with such written notice and (D) such amended Schedule 1 shall be valid and binding on all Parties, notwithstanding any error or omissions that may have been in the written notice provided to the Company . The Company shall provide written notice (which may be in the form of email) of any amendment to Schedule 1 reasonably promptly after any such amendment, which in no event shall be more than three (3) Business Days after such amendment ; provided that if the Company further amends Schedule 1 prior to providing such written notice, the Company may provide written notice of the fully amended Schedule 1 instead of individual notices of each separate amendment . No delay on the part of any Party in exercising any right, power or privilege pursuant to this Agreement will operate as a waiver thereof, nor will any waiver on the part of any Party of any right, power or privilege pursuant to this Agreement, nor will any single or partial exercise of any right, power or privilege pursuant to this Agreement, preclude any other or further exercise thereof or the exercise of any other right, power or privilege pursuant to this Agreement . Except as otherwise provided in this Agreement, the rights and remedies provided pursuant to this Agreement are cumulative and are not exclusive of any rights or remedies which any Party otherwise may have at law or in equity . Section 10 . 8 Headings . The headings in this Agreement are for reference purposes only and will not in any way affect the meaning or interpretation of this Agreement . Section 10 . 9 Specific Performance . The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to an injunction or injunctions without the necessity of posting a bond to prevent breaches of this Agreement or to enforce specifically the

69 are entitled at law or in equity . Unless otherwise expressly stated in this Agreement, no right or remedy described or provided in this Agreement is intended to be exclusive or to preclude a Party from pursuing other rights and remedies to the extent available under this Agreement, at law or in equity . Section 10 . 10 Damages . Notwithstanding anything to the contrary in this Agreement, none of the Parties will be liable for, and none of the Parties shall claim or seek to recover, any special, indirect, consequential, exemplary or punitive damages, including the loss of future revenue, income or opportunity, in respect of any claim for breach or alleged breach of contract or any other theory of liability . Section 10 . 11 No Reliance . No Backstop Party or any of its Related Parties shall have any duties or obligations to the other Backstop Parties in respect of this Agreement, the Plan or the transactions contemplated hereby or thereby, except those expressly set forth herein . Without limiting the generality of the foregoing, (a) no Backstop Party or any of its Related Parties shall be subject to any fiduciary or other implied duties to the other Backstop Parties, (b) no Backstop Party or any of its Related Parties shall have any duty to take any discretionary action or exercise any discretionary powers on behalf of any other Backstop Party, (c) (i) no Backstop Party or any of its Related Parties shall have any duty to the other Backstop Parties to obtain, through the exercise of diligence or otherwise, to investigate, confirm, or disclose to the other Backstop Parties any information relating to the Debtors or their Subsidiaries that may have been communicated to or obtained by such Backstop Party or any of its Affiliates in any capacity and (ii) no Backstop Party may rely, and confirms that it has not relied, on any due diligence investigation that any other Backstop Party or any Person acting on behalf of such other Backstop Party may have conducted with respect to the Company or any of its Affiliates or any of their respective securities and (d) each Backstop Party acknowledges that no other Backstop Party is acting as a placement agent, initial purchaser, underwriter, broker or finder with respect to its Backstop Securities . Section 10 . 12 Publicity . At all times prior to the Closing Date or the earlier termination of this Agreement in accordance with its terms, the Company and the Backstop Parties shall consult with each other prior to issuing any press releases (and provide each other a reasonable opportunity to review and comment upon such release) or otherwise making public announcements with respect to the entry into, and transactions contemplated, by this Agreement ; provided that nothing contained herein (a) shall prohibit any Party from compliance with any filing or notices that are required to be made, disclosed or filed pursuant to applicable federal or non - U . S . securities law or stock exchange regulations, including the filing of beneficial ownership reports required by Schedule 13 D, or (b) shall be deemed to require any Party to provide to any other Party in advance of filing with the Securities and Exchange Commission or any other federal or non - U . S . agency or stock exchange any disclosures required to comply with applicable federal or non - U . S . securities law or stock exchange regulations . Section 10 . 13 Settlement Discussions . This Agreement and the transactions contemplated herein are part of a proposed settlement of a dispute between the Parties . Nothing herein shall be deemed an admission of any kind . Pursuant to Federal Rule of Evidence 408 and any applicable state rules of evidence and any other applicable Law, foreign or domestic, this Agreement and all negotiations relating thereto shall not be admissible into evidence in any

70 proceeding, except to the extent filed with, or disclosed to, the Bankruptcy Court in connection with the Chapter 11 Cases (other than a proceeding to approve or enforce the terms of this Agreement or as a defense in connection with such a proceeding) . Section 10 . 14 Joint and Several . Notwithstanding anything to the contrary herein, (i) the duties and obligations of the Backstop Parties under this Agreement shall be several, not joint, and this Agreement shall be deemed to be a separate agreement with respect to each Backstop Party, it being acknowledged and agreed that each Backstop Party is acting with respect to its separate and distinct interests ; (ii) no Party shall have any responsibility by virtue of this Agreement for any trading by any other Person ; (iii) no prior history, pattern, or practice of sharing confidences among or between the Parties shall in any way affect or negate this Agreement ; (iv) the Parties hereto acknowledge that this Agreement does not constitute an agreement, arrangement, or understanding with respect to acting together for the purpose of acquiring, holding, voting, or disposing of any equity securities of the Debtors and the Parties do not constitute a group” within the meaning of Rule 13 d - 5 under the Securities Exchange Act of 1934 , as amended, nor an acuerdo de actuación conjunta ” within the meaning of Article 98 of Chilean Law No . 18 , 045 ; and (v) none of the Backstop Parties shall have any fiduciary duty, any duty of trust or confidence in any form, or other duties or responsibilities in any kind or form to each other, the Debtors, or any of the Debtors’ creditors or other stakeholders, including as a result of this Agreement or the transactions contemplated here . Section 10 . 15 More Favorable Terms . To the extent that the Backstop Creditors Backstop Agreement, or any amendment or change to the Backstop Creditors Backstop Agreement, in each case, entered into or agreed on or after the date of this Agreement, provides any benefit or right (other than any fee or payment) to any party thereto other than the Debtors ( Backstop Creditor Party ”), that is materially more favorable than the benefits and rights provided to any Backstop Party under this Agreement, taking into account the terms and conditions of the Backstop Commitments (as defined in the Backstop Creditors Backstop Agreement or this Agreement, as applicable) in effect with each such Backstop Creditor Party and Backstop Party, this Agreement shall, at the option of the Requisite Backstop Parties, be amended so as to cause any such benefit or right to be incorporated into this Agreement concurrently with making any such benefit or right available, and on comparable terms as it is made available, to any such Backstop Creditor Party . The Debtors shall provide prompt written notice of any such amendment or change to the Backstop Creditors Backstop Agreement to the Backstop Parties following the effectiveness of such amendment or change, including a copy of any such amendment or revised form of the Backstop Creditors Backstop Agreement incorporating any such change . Section 10 . 16 No Recourse . Notwithstanding anything that may be expressed or implied in this Agreement, and notwithstanding the fact that certain of the Parties may be partnerships or limited liability companies, each Party covenants, agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any Party’s Affiliates, or any of such Party’s Related Parties, in each case other than the Parties to this Agreement, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any of the Related Parties (other than Parties to this

71 Agreement) for any obligation or liability of any Party under this Agreement or any documents or instruments delivered in connection herewith for any claim based on, in respect of or by reason of such obligations or liabilities or their creation . For the avoidance of doubt, none of the Parties will have any recourse, be entitled to commence any proceeding or make any claim under this Agreement or in connection with the transactions contemplated hereby except against any of the Parties . [ Signature Pages Follow ]

DocuSign Envelope ID: F8791785-0C7C-47F4-9619-1DCBDED7A095

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first above written.

LATAM AIRLINES GROUP S.A.,
FAST AIR ALMACENES DE CARGA S.A.
HOLDCO COLOMBIA I SPA
HOLDCO COLOMBIA II SPA
HOLDCO ECUADOR S.A.
HOLDCO I S.A.
INVERSIONES LAN S.A.
LAN CARGO INVERSIONES S.A.
LAN CARGO S.A.
LAN PAX GROUP S.A.
LATAM TRAVEL CHILE II S.A.
TECHNICAL TRAINING LATAM S.A.
TRANSPORTE AÉREO S.A.

DocuSigned by:
By: Ramiro Alfonsin
35D427D8AFC64FA...
Name:
Title: Attorney-in-Fact

January 12
2022

[*LATAM – Signature Page to Shareholders Backstop Commitment Agreement*]

PROFESSIONAL AIRLINE CARGO SERVICES, LLC By:_ Name: Francisco Arana Title: President January 1 2 2022 DocuSign Envelope ID: AD0912FF - 5052 - 499C - BE9C - D14FDC08FD80 [ LATAM - Signature Page to Shareholders Backstop Commitment Agreement ]

INVERSIONES AÉREAS S.A. LATAM AIRLINES PERÚ S.A. DocuSign Envelope ID: 01D6D984 - 68CF - 40C7 - B79A - 29D77EB29C36 By: Name: Antonio Olórtegui Marky Title: Attorney - in - Fact January 1 2 2022 [ LATAM - Signature Page to Shareholders Backstop Commitment Agreement ]

CARGO HANDLING AIRPORT SERVICES LLC PRIME AIRPORT SERVICES, INC. By: Name: Gaston Greco Title: President DocuSign Envelope ID: B33DF849 - 0B62 - 4796 - B663 - EEA34A1C17CA January 1 2 2022 [ LATAM - Signature Page to Shareholders Backstop Commitment Agreement ]

For and on behalf of PIQUERO LEASING LIMITED (IN PROVISIONAL LIQUIDATION) By:_ Name: Andres Del Valle Title: Director January 1 2 2022 [ LATAM - Signature Page to Shareholders Backstop Commitment Agreement ] DocuSign Envelope ID: CDC311F5 - 75EE - 4447 - BA75 - 5A71AA3029FF

AEROVÍAS DE INTEGRACIÓN REGIONAL S.A. ________ _ ______ By:_ Name: Title: LÍNEA AÉREA CARGUERA DE COLOMBIA S.A. By:_ Name: Title: January 1 2 2022 DocuSign Envelope ID: 85D1464D - 7106 - 4812 - AAF2 - 39A6857E1348 January 1 2 2022 [ LATAM - Signature Page to Shareholders Backstop Commitment Agreement ]

CONNECTA CORPORATION ______________ By: Name: Andres Bianchi Title: President DocuSign Envelope ID: D46E6C18 - E0A5 - 477B - B2DE - D6C5E0BF587C January 1 2 2022 [ LATAM - Signature Page to Shareholders Backstop Commitment Agreement ]

LAN CARGO OVERSEAS LTD. ______________________ DocuSign Envelope ID: A30F5435 - CEB5 - 458D - A47A - 00939FFBDF51 By: Name: Title: January 1 2 2022 [ LATAM - Signature Page to Shareholders Backstop Commitment Agreement ]

LATAM FINANCE LIMITED IN PROVISIONAL LIQUIDATION _________ _ ________ By:_ Name: Title: DocuSign Envelope ID: 47AE4FFE - FF97 - 4CA8 - 9A05 - D449699EB42A January 1 2 2022 [ LATAM - Signature Page to Shareholders Backstop Commitment Agreement ]

LATAM - AIRLINES ECUADOR S.A. DocuSign Envelope ID: 6A8ED5C8 - D337 - 4A88 - B6C8 - 4D646679CF68 By:_ Name: Title: [ LATAM - Signature Page to Shareholders Backstop Commitment Agreement ] January 1 2 2022

MAS INVESTMENT LIMITED ______________________ By: Name: Title: DocuSign Envelope ID: CBBBE084 - DA59 - 4AFD - 9D2B - EDBDFD40E9FF January 1 2 2022 [ LATAM - Signature Page to Shareholders Backstop Commitment Agreement ]

DocuSign Envelope ID: E46151AA-3E29-4067-87FE-E2FF3753F21A

PROFESSIONAL AIRLINE MAINTENANCE SERVICES, LLC
LAN CARGO REPAIR STATION, LLC
MAINTENANCE SERVICE EXPERTS LLC

By: DocuSigned by: 33B12EDD2ABD466...
Name: Jorge Hanson
Title: President

January 12
2022

[*LATAM – Signature Page to Shareholders Backstop Commitment Agreement*]

DocuSign Envelope ID: AE83B19C-E52D-4DC4-9B91-B0085BA35C19

TAM S.A.
FIDELIDADE VIAGENS E TURISMO S.A.
TAM LINHAS AÉREAS S.A.
ABSA - AEROLINHAS BRASILEIRAS S.A.
MULTIPLUS CORRETORA DE SEGUROS LTDA.
PRISMAH FIDELIDADE LTDA.

DocuSigned by:

By: ______________________________
4FEFB62EF2D8410...
Name: Jerome Paul Jacques Cadier
Title: Chief Executive Officer

January 12
2022

DocuSigned by:
felipe pumarino
By: ______________________________
A04FFCD0020B4E2...
Name: Felipe Ignacio Pumarino Mendoza
Title: Chief Executive Officer

January 12
2022

F. Pumarino

[*LATAM – Signature Page to Shareholders Backstop Commitment Agreement*]

DocuSign Envelope ID: 67793BAF-DDA2-446E-AA35-2A90BDD2F3EE

TP FRANCHISING LTDA.

DocuSigned by:

By:________________________

4FEFB62EF2D8410...

Name: Jerome Paul Jacques Cadier Title: Chief Executive Officer

January 12 2022

DocuSigned by:

By: EUZEBIO ANGELOTTI NETO

26BF8E333FDC4E0...

Name: Euzebio Angelotti Neto

Title: Statutory Officer

January 12 2022

[*LATAM – Signature Page to Shareholders Backstop Commitment Agreement*]

PROFESSIONAL AIRLINE SERVICES, INC. ____________________ DocuSign Envelope ID: A0E31063 - 6ADC - 4CA2 - 9871 - 42BE322DC20E By: Name: Paola Peñarete Title: President January 1 2 2022 [ LATAM - Signature Page to Shareholders Backstop Commitment Agreement ]

PEUCO FINANCE LIMITED IN PROVISIONAL LIQUIDATION ___________ _ ______ By:_ Name: Title: DocuSign Envelope ID: 7D255497 - 8CE9 - 40CB - 80E0 - DEC3EE7D0911 January 1 2 2022 [ LATAM - Signature Page to Shareholders Backstop Commitment Agreement ]

DELTA AIR LINES, INC.

By: ______________________________

Name: Peter W. Carter
Title: Executive Vice President & Chief Legal Officer

Notice Information

Mailing Address: 1040 Delta Blvd, Dept 945
Atlanta, GA 30320

Email address: delta.legal@delta.com

Attention to: Chief Legal Officer

[Signature Page to Backstop Commitment Agreement]

COSTA VERDE AERONÁUTICA S.A.

By: ______________________

Name: Carlos Vallette Gudenschwager / Felipe Arriagada Subercaseaux
Title: Director – Chief Executive Officer

Notice Information

Mailing Address: Avenida Presidente Riesco 5711,
piso 11, oficina 1101,
Las Condes, Santiago, Chile

Email address: farriagada@cverde.cl

Attention to: Felipe Arriagada

[*Signature Page to Backstop Commitment Agreement*]

QATAR AIRWAYS INVESTMENTS (UK) LTD.

By: ______________________________

Name: Daniel Ho
Title: Director

Notice Information

Mailing Address: Qatar Airways Tower 1, Doha, Qatar, c/o Qatar Airways Group Q.S.C.S.

Email address: danielho@qatarairways.com.qa

Attention to: Daniel Ho

[*Signature Page to Backstop Commitment Agreement*]

Schedule 1 Backstop Commitment Percentage 1 Backstop Party Backstop Commitment Percentage Costa Verde Aeronáutica S.A. 13.54% Delta Air Lines, Inc. 29.03% Qatar Airways Investments (UK) Ltd. 57.43% 1 The Backstop Commitment Percentages disclosed herein may be modified in accordance with the terms of the Backstop Commitment Agreement to which this schedule is attached.

Exhibit A Form of Joinder Agreement - Backstop Parties JOINDER AGREEMENT This joinder agreement (this Joinder Agreement ”) to the Backstop Commitment Agreement, dated January 12 , 2022 (as amended, supplemented or otherwise modified from time to time, the Backstop Commitment Agreement ”), between LATAM Airlines Group S . A . , the other Debtors (as defined in the Backstop Commitment Agreement) and the Backstop Parties (as defined in the Backstop Commitment Agreement) is executed and delivered by [ Ɣ ] (the Joining Party ”) as of [ Ɣ ] . Each capitalized term used but not defined herein shall have the meaning set forth in the Backstop Commitment Agreement . Agreement to be Bound . The Joining Party hereby agrees to be bound by all of the terms of the Backstop Commitment Agreement, as a Backstop Party for all purposes under the Backstop Commitment Agreement, and acknowledges that any purported Transfer in violation of Section 2 . 6 (b) of the Backstop Commitment Agreement shall be void ab initio . In the event the Joining Party is not an Original Backstop Party, the Joining Party hereby agrees that, together with the purchase of a portion or all the Backstop Party’s Backstop Commitment, it shall pay any increase in costs incurred by the Company as a result of the jurisdiction of organization of the Joining Party being different than that of any of the existing parties to the Backstop Commitment Agreement as of the date of such Agreement was signed that would not have been incurred absent the Transfer . Representations and Warranties . (a) The Joining Party hereby makes, solely as to itself, the representations and warranties given by the Backstop Parties set forth in Article V of the Backstop Commitment Agreement to the Debtors as of the date of this Joinder Agreement and as of the Closing Date . (b) The Joining Party hereby represents and warrants that the Transfer of a percentage of New Convertible Notes Class B Backstop Commitment and ERO New Common Stock Backstop Commitment (each a Commitment ”) includes a proportional amount of each Commitment . (c) The Joining Party hereby represents and warrants that it has executed and delivered to the Company and the respective counsel to each of the Backstop Parties, prior to or together with the execution of this Joinder Agreement, a Joinder to the Restructuring Support Agreement (as defined in, and in the form previously agreed to pursuant to, the Restructuring Support Agreement) . Governing Law . Section 10 . 4 through 10 . 6 of the Backstop Commitment Agreement are incorporated herein mutatis mutandis .

[Joining Party] By: Name: Title: [Information for Notices] [Signature Page to Ultimate Subscriber Joinder]

Exhibit B 30 Days Forward Net Booking Threshold 30 Days Forward Net Booking Threshold FM = Monthly Factor in month M equal to A) 2022 Business Plan Monthly Passenger Revenue in month M multiplied by 80 % divided by B) 2019 Actual Monthly Passenger Revenue in month M . F t = means for any day t, F m for the month in which such date occurs . 2019 Net Bookings (d) = as of any given day of the calendar year (day d) on which the Forward Net Booking Condition is being tested, the number of passenger tickets that were booked, as of and inclusive of day d in 2019 , for the forward 30 days . For the avoidance of doubt, 2019 Net Bookings (d) excludes any passenger tickets that were cancelled on or prior to day d in 2019 . Net Booking Threshold (d) = as of any given day of the calendar year (day d) on which the Forward Net Booking Condition is being tested, Average F t from t = d to d+ 29 x 2019 Bookings (d) 2022 Business Plan Monthly Passenger Revenue means, for any month M, the Passenger Revenue (as that term is used in the Base Business Plan) projected in the Base Business Plan for such month M . 2019 Actual Monthly Passenger Revenue means, for any month M, the actual Passenger Revenue (as that term is used in the Base Business Plan) for the corresponding month in 2019 (it being understood that such actual Passenger Revenue shall be based on the same Passenger Revenue figures used in reporting annual Passenger Revenue in the Company’s Form 20 - F filed with the SEC for the fiscal year ended December 31 , 2019 ) . Forward Net Bookings means, as of any date of determination, the number of passenger tickets that were booked, as of and inclusive of such date, for the forward 30 days . For the avoidance of doubt, Forward Net Bookings excludes any passenger tickets that were cancelled on or prior to the date of determination .

Exhibit B-1

Illustrative Example of Application of Forward Net Booking Condition

Example: Forward Net Booking Threshold tested on 8/29/22

Assume:

- August 2019 Actual Monthly Passenger Revenue = $800,000,000.00
- August 2022 Business Plan Monthly Passenger Revenue = $600,000,000.00
- September 2019 Actual Monthly Passenger Revenue = $1,000,000,000.00
- September 2022 Business Plan Monthly Passenger Revenue = $850,000,000.00
- 2019 Net Bookings(8/29/22) = 400,000,000

Then:

$$F_{August} = \frac{\$600{,}000{,}000.00 \times 80\%}{\$800{,}000{,}000.00} = 60\%$$

$$F_{September} = \frac{\$850{,}000{,}000.00 \times 80\%}{\$1{,}000{,}000{,}000.00} = 68\%$$

$$Net\ Booking\ Threshold(8/29/22) = 2019\ Net\ Bookings(8/29/22) \times \frac{1}{30} \times \sum_{t=d}^{d+29} F_t$$

$$Net\ Booking\ Threshold(8/29/22) = 2019\ Net\ Bookings(8/29/22) \times \frac{1}{30} \times (F_{Aug\ 29} + F_{Aug\ 30} + F_{Aug\ 31} + F_{Sep\ 1} + \cdots + F_{Sep\ 27})$$

$$Net\ Booking\ Threshold(8/29/22) = 2019\ Net\ Bookings(8/29/22) \times \frac{1}{30} \times \left(3F_{Aug} + 27F_{Sep}\right)$$

$$Net\ Booking\ Threshold(8/29/22) = 400{,}000{,}000 \times \frac{1}{30} \times (3 \times 60\% + 27 \times 68\%) = 268{,}800{,}000$$

Exhibit C

Terms of Corporate Incentive Plan, Management Protection Provisions and Short Term Cash Incentive

Corporate Incentive Plan ("CIP")[2] Terms

- CIP to be equivalent to 2.5% of fully-diluted, fully-converted post-reorg shares. Number of synthetic shares granted based on fully-diluted, fully-converted post-reorg shares.
- CIP to be implemented post-Effective Date by the board of directors to be elected post-Effective Date in accordance with the Shareholders' Agreement (as defined in the Plan) (the "New Board").
- Subsequent awards will be determined by the New Board, in its sole discretion.
- The New Board shall determine individual grants for Effective Date awards under the CIP, consistent with the terms provided for herein.
- Compensation consultant selected by and acceptable to the Backstop Shareholders and the Parent GUC Ad Hoc Group shall be retained pre-Effective Date to advise the New Board, including on performance vesting criteria.

Structure

a) Senior Executives

- "Senior Executives" consists of all members of the "Global Executive Meeting" (the "GEM Group"), which consists of the CEO, Vice Presidents and Directors. The Executive Committee ("ExCom") is a subset of the GEM Group and consists of all Vice Presidents and one Director, each of whom reports directly to the CEO.
- Awards to be in the form of phantom (synthetic) shares to be awarded pursuant to a contract and paid in cash.
- Vesting dates shall occur at 8, 12, 24, 36 and 42 months post-Effective Date consistent with the terms herein.
- Awards vesting at 8 months and 12 months post-Effective Date will fully cover the Management Protection Plan amount.
- Performance metrics to be determined and approved by the New Board.

Vesting date (From Effective Date)	Retention	Performance
8 Months	100%	0%
12 Months	100%	0%
24 Months	28%	72%
36 Months	28%	72%
42 Months	28%	72%

[2] Capitalized terms used but not otherwise defined herein have the meaning ascribed to them in the Backstop Commitment Agreement to which this Exhibit C is attached except where otherwise noted.

b) Other Executives Other Executives” consists of any Senior Managers that are not considered Senior Executives ( i.e. , Senior Managers that do not directly report to the ExCom Members), as well as Managers and Junior Managers. Awards to be one - time phantom (synthetic) shares to be awarded pursuant to a contract and paid in cash. Allocation between retention and incentive shares to be 50% retention - based and 50% performance - based. Vesting dates to be determined and approved by New Board, but will be no later than 24 months from Effective Date. c) Other Employees Eligible employees: Current employees that (i) were employees of the company in 2020, (ii) have not been furloughed and re - hired and (iii) remain employed by the company as of the vesting date for any CIP awards. Awards to be one - time cash award based on percentage of $7.611 billion Plan Equity Value, awarded shortly following the Effective Date, paid in cash over the first 6 months post - Effective Date. Subsequent Incentive Plans The terms and conditions of any such plans shall be determined and approved by the New Board, in its sole discretion. Economics CIP to be equivalent to dilution of 2.5% of fully - diluted, fully - converted post - reorg shares: Senior Executives receive 50% Other Executives receive 20% Other Employees receive 30% Management Protection Provisions: Management Protection Plan to be implemented consistent with the Restructuring Plan Term Sheet (Exhibit A) to the Restructuring Support Agreement and Plan and subject to review and comment by the Backstop Parties’ Advisors and good faith consideration of such comments by the Company, as provided for in the Backstop Commitment Agreement. The Management Protection Plan, as previously agreed in the Restructuring Plan Term Sheet (Exhibit A) to the Restructuring Support Agreement, shall include a short - term cash incentive plan in the aggregate amount of $12 million, which shall be deemed earned as of the Effective Date. For the avoidance of doubt, any amounts paid pursuant to such short - term cash incentive plan shall be credited in full against any amounts that may subsequently become due and payable pursuant to the Management Protection Plan.